UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 001-37482

The Kraft Heinz Company

(Exact name of registrant as specified in its charter)

Delaware	**46-2078182**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One PPG Place, Pittsburgh, Pennsylvania	**15222**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(412) 456-5700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, $0.01 par value	KHC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	
Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the registrant, computed by reference to the closing price of such stock as of the last business day of the registrant's most recently completed second quarter, was approximately $34.6 billion. As of February 11, 2023, there were 1,225,003,377 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with its annual meeting of stockholders expected to be held on May 4, 2023 are incorporated by reference into Part III hereof.

Table of Contents

Unless the context otherwise requires, the terms "we," "us," "our," "Kraft Heinz," and the "Company" each refer to The Kraft Heinz Company and all of its consolidated subsidiaries.

Forward-Looking Statements

This Annual Report on Form 10-K contains a number of forward-looking statements. Words such as "anticipate," "reflect," "invest," "see," "make," "expect," "give," "deliver," "drive," "believe," "improve," "assess," "reassess," "remain," "evaluate," "grow," "will," "plan," "intend," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our plans, impacts of accounting standards and guidance, growth, legal matters, taxes, costs and cost savings, impairments, and dividends. These forward-looking statements reflect management's current expectations and are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.

Important factors that may affect our business and operations and that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, operating in a highly competitive industry; our ability to correctly predict, identify, and interpret changes in consumer preferences and demand, to offer new products to meet those changes, and to respond to competitive innovation; changes in the retail landscape or the loss of key retail customers; changes in our relationships with significant customers or suppliers, or in other business relationships; our ability to maintain, extend, and expand our reputation and brand image; our ability to leverage our brand value to compete against private label products; our ability to drive revenue growth in our key product categories or platforms, increase our market share, or add products that are in faster-growing and more profitable categories; product recalls or other product liability claims; climate change and legal or regulatory responses; our ability to identify, complete, or realize the benefits from strategic acquisitions, divestitures, alliances, joint ventures, or investments; our ability to successfully execute our strategic initiatives; the impacts of our international operations; our ability to protect intellectual property rights; our ability to realize the anticipated benefits from prior or future streamlining actions to reduce fixed costs, simplify or improve processes, and improve our competitiveness; the influence of our largest stockholder; our level of indebtedness, as well as our ability to comply with covenants under our debt instruments; additional impairments of the carrying amounts of goodwill or other indefinite-lived intangible assets; foreign exchange rate fluctuations; volatility in commodity, energy, and other input costs; volatility in the market value of all or a portion of the commodity derivatives we use; compliance with laws and regulations and related legal claims or regulatory enforcement actions; failure to maintain an effective system of internal controls; a downgrade in our credit rating; the impact of sales of our common stock in the public market; our ability to continue to pay a regular dividend and the amounts of any such dividends; disruptions in the global economy caused by geopolitical conflicts, including the ongoing conflict between Russia and Ukraine; unanticipated business disruptions and natural events in the locations in which we or our customers, suppliers, distributors, or regulators operate; economic and political conditions in the United States and various other nations where we do business (including inflationary pressures, general economic slowdown, or recession); changes in our management team or other key personnel and our ability to hire or retain key personnel or a highly skilled and diverse global workforce; our dependence on information technology and systems, including service interruptions, misappropriation of data, or breaches of security; increased pension, labor, and people-related expenses; changes in tax laws and interpretations; volatility of capital markets and other macroeconomic factors; and other factors. For additional information on these and other factors that could affect our forward-looking statements, see Item 1A, *Risk Factors*. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statement in this report, except as required by applicable law or regulation.

Item 1. Business.

General

We are driving transformation at The Kraft Heinz Company (Nasdaq: KHC), inspired by our Purpose, *Let's Make Life Delicious*. Consumers are at the center of everything we do. With 2022 net sales of approximately $26 billion, we are committed to growing our iconic and emerging food and beverage brands on a global scale. We leverage our scale and agility to unleash the full power of Kraft Heinz across a portfolio of six consumer-driven product platforms. As global citizens, we're dedicated to making a sustainable, ethical impact while helping to feed the world in healthy, responsible ways.

On July 2, 2015, through a series of transactions, we consummated the merger of Kraft Foods Group, Inc. ("Kraft") with and into a wholly-owned subsidiary of H.J. Heinz Holding Corporation ("Heinz") (the "2015 Merger"). At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company, and H. J. Heinz Company changed its name to Kraft Heinz Foods Company.

Before the consummation of the 2015 Merger, Heinz was controlled by Berkshire Hathaway Inc. ("Berkshire Hathaway") and 3G Global Food Holdings, LP ("3G Global Food Holdings" and, together with its affiliates, "3G Capital"), following their acquisition of H. J. Heinz Company on June 7, 2013 (the "2013 Heinz Acquisition").

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Unless the context requires otherwise, references to years and quarters contained herein pertain to our fiscal years and fiscal quarters. Our 2022 fiscal year was a 53-week period that ended on December 31, 2022, our 2021 fiscal year was a 52-week period that ended on December 25, 2021, and our 2020 fiscal year was a 52-week period that ended on December 26, 2020.

Reportable Segments:
In the second quarter of 2022, our internal reporting and reportable segments changed. We combined our United States and Canada zones to form the North America zone as a result of previously announced organizational changes, which are intended to advance and support our long-term growth plans by streamlining and synergizing our United States and Canada businesses. Subsequently, we manage and report our operating results through two reportable segments defined by geographic region: North America and International. We have reflected this change in all historical periods presented.

See Note 20, *Segment Reporting*, in Item 8, *Financial Statements and Supplementary Data*, for our geographic financial information by segment.

Resources

Trademarks and Intellectual Property:
Our trademarks are material to our business and are among our most valuable assets. Depending on the country, trademarks generally remain valid for as long as they are in use or their registration status is maintained. Trademark registrations generally are for renewable, fixed terms. Significant trademarks by segment based on net sales in 2022 were:

	Majority Owned and Licensed Trademarks
North America	*Kraft, Oscar Mayer, Heinz, Philadelphia, Lunchables, Velveeta, Capri Sun*, Maxwell House, Ore-Ida, Kool-Aid, Jell-O*
International	*Heinz, ABC, Master, Kraft, Quero, Golden Circle, Wattie's, Plasmon, Pudliszki*

*Used under license.

We sell certain products under brands we license from third parties. In 2022, brands used under licenses from third parties included *Capri Sun* packaged drink pouches for sale in the United States. We also grant certain licenses to third parties to use our intellectual property rights in select jurisdictions. In 2021, in our agreements with an affiliate of Groupe Lactalis ("Lactalis"), related to the sale of certain assets in our global cheese business, we each granted the other party various licenses to use certain of our and their respective intellectual property rights in perpetuity, including perpetual licenses for the *Kraft* and *Velveeta* brands for certain cheese products.

We also own numerous patents worldwide. We consider our portfolio of patents, patent applications, patent licenses under patents owned by third parties, proprietary trade secrets, technology, know-how processes, and related intellectual property rights to be material to our operations. Patents, issued or applied for, cover inventions ranging from packaging techniques to processes relating to specific products and to the products themselves. While our patent portfolio is material to our business, the loss of one patent or a group of related patents would not have a material adverse effect on our business.

Our issued patents extend for varying periods according to the date of the patent application filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage as determined by the patent office or courts in the country, and the availability of legal remedies in the country.

Raw Materials and Packaging:

We manufacture (and contract for the manufacture of) our products from a wide variety of raw materials. We purchase and use large quantities of commodities, including dairy products, meat products, soybean and vegetable oils, tomatoes, coffee beans, sugar and other sweeteners, other fruits and vegetables, corn products, wheat products, and potatoes, to manufacture our products. In addition, we purchase and use significant quantities of resins, fiberboard, metals, and cardboard to package our products, and we use electricity, diesel fuel, and natural gas in the manufacturing and distribution of our products. For commodities that we use across many of our product categories, such as corrugated paper and energy, we coordinate sourcing requirements and centralize procurement to leverage our scale. In addition, some of our product lines and brands separately source raw materials that are specific to their operations. We source these commodities from a variety of providers, including large, international producers and smaller, local, independent sellers. Where appropriate, we seek to establish preferred purchaser status and have developed strategic partnerships with many of our suppliers with the objective of achieving favorable pricing and dependable supply for many of our commodities. The prices of raw materials that we use in our products are affected by external factors, such as global competition for resources, currency fluctuations, severe weather or global climate change, pandemics, geopolitical conflicts, consumer, industrial, or investment demand, and changes in governmental regulation and trade, tariffs, alternative energy, and agricultural programs. In 2022, we continued to experience higher commodity costs and supply chain costs, including procurement, logistics, and manufacturing costs, largely due to inflationary pressures. We expect these costs to continue to increase and inflation to remain elevated through 2023.

Our procurement teams monitor worldwide supply and cost trends so we can obtain ingredients and packaging needed for production at competitive prices. Although the prices of our principal raw materials can be expected to fluctuate, we believe there will be an adequate supply of the raw materials we use and that they are generally available from numerous sources. We use a range of hedging techniques in an effort to limit the impact of price fluctuations on many of our principal raw materials. However, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw material costs. We actively monitor changes to commodity costs so that we can seek to mitigate the effect through pricing and other operational measures.

Research and Development

Our research and development efforts focus on achieving the following four objectives:

- product innovations, renovations, and new technologies to meet changing consumer needs, support our environmental and sustainability goals, and drive growth;
- world-class and uncompromising food safety, quality, and consistency;
- superior, customer-preferred product and package performance; and
- continuous process, product, and supply chain optimization.

Competition

Our products are sold in highly competitive marketplaces, which continue to experience increased concentration and the growing presence of e-commerce retailers, large-format retailers, and discounters. Our competitors include large national and international food and beverage companies and numerous local and regional companies. We compete with both branded and private label products sold by retailers, wholesalers, and cooperatives. We compete on the basis of product innovation, price, product quality, nutritional value, service, taste, convenience, brand recognition and loyalty, effectiveness of marketing and distribution, promotional activity, and the ability to identify and satisfy changing consumer preferences. Improving our market position or introducing new products requires substantial advertising and promotional expenditures.

Sales

Sales and Customers:

Our products are sold through our own sales organizations and through independent brokers, agents, and distributors to chain, wholesale, cooperative, and independent grocery accounts; convenience, value, and club stores; pharmacies and drug stores; mass merchants; foodservice distributors; and institutions, including hotels, restaurants, bakeries, hospitals, health care facilities, and government agencies. Our products are also sold online through various e-commerce platforms and retailers.

We have key customers in different regions around the world. In 2022, the five largest customers in our North America segment accounted for approximately 46% of North America segment net sales and the five largest customers in our International segment accounted for approximately 14% of International segment net sales. Our largest customer, Walmart Inc., represented approximately 21% of our net sales in 2022 and approximately 22% of our net sales in each of 2021 and 2020. Both of our segments have sales to Walmart Inc.

We manage our sales portfolio through six consumer-driven product platforms. A platform is a lens created for the portfolio based on a grouping of real consumer needs and includes the following for Kraft Heinz: Taste Elevation, Fast Fresh Meals, Easy Meals Made Better, Real Food Snacking, Flavorful Hydration, and Easy Indulgent Desserts. The platforms are modular and configurable by reportable segment and market. Further, each platform is assigned a role within our business to help inform our resource allocation and investment decisions, which are made at the reportable segment level. These roles include: Grow, Energize, and Stabilize. The role of a platform may also vary by reportable segment and market. The platform approach helps us to manage our business efficiently, including the oversight of our various product categories and brands, and transforms the way we plan for our growth.

Net Sales by Platform:
Net sales by platform as a percentage of consolidated net sales for the periods presented were:

	December 31, 2022	December 25, 2021	December 26, 2020
Taste Elevation	31 %	28 %	26 %
Fast Fresh Meals	23 %	25 %	26 %
Easy Meals Made Better	20 %	19 %	19 %
Real Food Snacking	5 %	7 %	9 %
Flavorful Hydration	8 %	7 %	6 %
Easy Indulgent Desserts	4 %	4 %	4 %
Other	9 %	10 %	10 %

Net Sales by Product Category:
The product categories that contributed 10% or more to consolidated net sales in any of the periods presented were:

	December 31, 2022	December 25, 2021	December 26, 2020
Condiments and sauces	31 %	28 %	26 %
Cheese and dairy	15 %	19 %	20 %
Ambient foods	12 %	11 %	11 %
Frozen and chilled foods	11 %	10 %	10 %
Meats and seafood	10 %	10 %	10 %

Seasonality

Although crops constituting certain of our raw food ingredients are harvested on a seasonal basis, the majority of our products are produced throughout the year.

Seasonal factors inherent in our business change the demand for products, including holidays, changes in seasons, or other annual events. While these factors influence our quarterly net sales, operating income/(loss), and cash flows at the product level, unless the timing of such events shift period-over-period (e.g., a shift in Easter timing), this seasonality does not typically have a significant effect on our consolidated results of operations or segment results.

Government Regulation

The manufacture and sale of consumer food and beverage products is highly regulated. Our business operations, including the production, transportation, storage, distribution, sale, display, advertising, marketing, labeling, quality, and safety of our products and their ingredients, and our occupational safety, health, and privacy practices, are subject to various laws and regulations. In the United States, our activities are subject to regulation by various federal government agencies, including the Food and Drug Administration, Department of Agriculture, Federal Trade Commission, Department of Labor, Department of Commerce, and Environmental Protection Agency, as well as various state and local agencies. We are also subject to numerous laws and regulations outside of the United States in markets where our products are manufactured, distributed, or sold, including laws and regulations governing food safety, health and safety, anti-corruption, and data privacy. In our business dealings, we are also required to comply with the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, the U.S. Trade Sanctions Reform and Export Enhancement Act, and various other anti-corruption regulations in the regions in which we operate. We rely on legal and operational compliance programs, as well as in-house and outside counsel, to guide our businesses in complying with applicable laws and regulations. In addition, regulatory regime changes may add cost and complexity to our compliance efforts.

Environmental Regulation:

Our activities throughout the world are highly regulated and subject to government oversight regarding environmental matters. Various laws concerning the handling, storage, and disposal of hazardous materials and the operation of facilities in environmentally sensitive locations may impact aspects of our operations.

In the United States, where a significant portion of our business operates, these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). CERCLA imposes joint and several liability on each potentially responsible party. We are involved in a number of active proceedings in the United States under CERCLA (and other state actions under similar legislation) related to certain closed, inactive, or divested operations for which we retain liability.

As of December 31, 2022, we had accrued an amount we deemed appropriate for environmental remediation. Based on information currently available, we believe that the ultimate resolution of existing environmental remediation actions and our general compliance with environmental laws and regulations will not have a material effect on our earnings or financial condition. However, it is difficult to predict with certainty the potential impact of future compliance efforts and environmental remedial actions and, thus, future costs associated with such matters may exceed current reserves.

Human Capital Management

We are driven by our Purpose, our Vision—*To sustainably grow by delighting more consumers globally*, and our Values—*We are consumer obsessed*, *We dare to do better every day*, *We champion great people*, *We demand diversity*, *We do the right thing*, and *We own it*. We recognize that a strong company culture is vital to our overall success. Our Purpose, Vision, and Values are the foundation upon which our culture is built. They represent the expectations we have for ourselves and the environment we aspire to create for our Company.

Our people are at the heart of who we are at Kraft Heinz. We drive growth through development opportunities, career ownership, and autonomy and recognize and reward outstanding performance at every level, creating a true spirit of meritocracy. We strive to channel our employees' passion, curiosity, and attitude to make an impact on our future and our legacy by leading as learners, acting as owners, and being change agents. Our Board of Directors ("Board"), through the Human Capital and Compensation Committee, oversees our human resources strategy, key policies, and our 2025 diversity, inclusion, and belonging aspirations.

Engagement and Retention:

We are committed to attracting, developing, and retaining diverse, world-class talent and creating an engaging and inclusive culture that embodies our Purpose, Vision, and Values. As of December 31, 2022, Kraft Heinz had approximately 37,000 employees globally. Driven by our Value *We champion great people*, we support our employees' health, safety, and professional development and reward outstanding performance at every level. Our compensation, benefits, recognition, and LiveWell programs are designed to attract and engage highly skilled talent, meet individual and family needs, and inspire, celebrate, and engage our people and teams through active listening channels.

Guided by our Values, we conduct a global engagement survey annually to provide employees with an opportunity to share anonymous feedback with management across a variety of topic areas. The results, and comments are reviewed by the Board, senior leadership, managers, and human resources to help determine where changes are needed to support our people and teams.

Wellbeing and Safety:

Our employees' health, safety, and wellbeing are a top priority. We establish and administer company-wide policies and processes to protect the health, safety, and security of our employees, subcontractors, and all those who visit our facilities, and to comply with applicable regulations. We review and monitor our performance closely to drive continuous improvement. To help us evaluate how effective our safety efforts are in lowering incidents rates, we use a Total Recordable Incident Rate ("TRIR"). TRIR is a medical incident rate based on the U.S. Occupational Safety and Health Administration (OSHA) record-keeping criteria (injuries per 200,000 hours). Our TRIR globally was 0.53 in 2022 and 0.62 in 2021.

Our global LiveWell program addresses physical, emotional, financial, and social health and wellbeing. We champion the LiveWell program's holistic approach to wellbeing with enhanced programs, including healthcare benefits, disability, and employee assistance initiatives.

Diversity, Equity, Inclusion, and Belonging:

We live our Value of *We demand diversity* by focusing on three strategic areas: hiring and growing talent from diverse backgrounds and perspectives, developing inclusive leaders, and tracking and reporting our progress. Our Global Inclusion Council has been established to create strategic accountability for results. It also provides governance and oversight of reporting on diversity efforts and initiatives. The Council is comprised of executive leaders and members of the Board. In 2021, we shared our 2025 diversity, inclusion, and belonging aspirations, which include that 50% of our global management positions be filled by women and 30% of our salaried U.S. employee population identify as people of color. As of December 31, 2022:

- 41% of employees in management positions globally identified as women;
- 28% of salaried employees in the U.S. identified as people of color;
- 40% of our Executive Leadership Team identified as women; and
- 80% of our Executive Leadership Team identified as people of color.

As we work to meet our 2025 aspirations, we are focused on:

- *Hiring and Growing Talent from Diverse Backgrounds and Perspectives* through expanded recruiting partnerships with Historically Black Colleges and Universities and training and leveraging artificial intelligence in our hiring process to reduce bias. In addition, our Business Resource Groups (BRGs) offer learning and development opportunities and create a network of support for employees.
- *Developing Inclusive Leaders* through an interactive learning experience for managers on interrupting bias in our Organizational People Review process and their role in creating an inclusive environment.
- *Tracking and Reporting Our Progress* year over year through oversight by the Kraft Heinz Global Inclusion Council.

Learning and Development:

Through Kraft Heinz Ownerversity, we provide learning and development offerings to employees via live and virtual learning experiences. These offerings enable employees to execute with excellence in their roles, accelerate their learning curves, and grow great careers through continuous learning. With Ownerversity's targeted platforms, employees can focus on timely and topical development areas including leadership, management excellence, functional capabilities, and diversity, equity, inclusion, and belonging. In 2022, our global women's accelerator program, The WE Network, won a Brandon Hall Gold Award for Best Advance in Leadership Development for Women.

Rewards and Compensation:

Our Total Rewards strategy is designed to provide an array of meaningful and flexible programs for our diverse workforce. Total Rewards includes compensation elements of salary and wages and incentives, healthcare, savings and insurance plans, wellbeing plans, employee recognition programs, and other voluntary elected benefits. We aim for global consistency while respecting local market practices. The plans are designed to be market competitive and data-driven to promote our high-performance and results-oriented culture and realize our Purpose to *Make Life Delicious* for employees and their families.

Ethics and Transparency:

The Kraft Heinz Ethics Helpline is available to our partners, suppliers, customers, and consumers to ask questions or report potential violations of various policies and ethical guidelines, including our Code of Conduct, Supplier Guiding Principles, and Global Human Rights Policy.

We report more detailed information regarding our programs and initiatives related to our people and human capital management in our Environmental Social Governance Report ("ESG Report"). Our 2022 ESG Report, which provides our progress through 2021, is available on our website at www.kraftheinzcompany.com/esg. The information on our website, including our ESG Report, is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the Securities and Exchange Commission ("SEC").

Information about our Executive Officers

The following are our executive officers as of February 11, 2023:

Name and Title	Age	Business Experience in the Past Five Years
Miguel Patricio, *Chief Executive Officer and Chair of the Board*	56	Chief Executive Officer (since June 2019); Chair of the Board (since May 2022); Director (May 2021 to May 2022); and U.S. Zone President (July 2019 to February 2020). Chief of Special Global Projects–Marketing (January 2019 to June 2019) and Chief Marketing Officer (2012 to December 2018) at Anheuser-Busch InBev SA/NV ("AB InBev"), a multinational drink and brewing holdings company.
Andre Maciel, *Executive Vice President and Global Chief Financial Officer*	48	Executive Vice President and Global Chief Financial Officer (since March 2022); Senior Vice President, U.S. Chief Financial Officer, and Head of Digital Transformation (September 2019 to March 2022); Managing Director, Continental Europe (January 2019 to August 2019); Chief Financial Officer, U.S. (2017 to January 2019); and Head of U.S. Commercial Finance (2015 to 2017).
Carlos Abrams-Rivera, *Executive Vice President and President, North America*	55	Executive Vice President and President, North America (since December 2021); and U.S. Zone President (February 2020 to December 2021). Executive Vice President and President, Campbell Snacks (May 2019 to February 2020), President, Campbell Snacks (March 2018 to May 2019), and President, Pepperidge Farm (2015 to March 2018) at Campbell Soup Company, a food and beverage company.
Kathy Krenger, *Senior Vice President and Global Chief Communications Officer*	55	Senior Vice President (since December 2021) and Global Chief Communications Officer (since July 2021). Senior Vice President, Global Communications (2017 to July 2021) at Hyatt Hotels Corporation, a global hospitality company.
Rashida La Lande, *Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer*	49	Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer (since December 2021); Corporate Secretary (since January 2018 to May 2022); Head of ESG (formerly CSR) and Government Affairs (October 2018 to December 2021); and Senior Vice President and Global General Counsel (January 2018 to December 2021). Partner (2007 to January 2018) at Gibson, Dunn & Crutcher LLP, a global law firm.
Marcos Eloi Lima, *Executive Vice President and Global Chief Procurement Officer*	45	Executive Vice President (since December 2021) and Chief Procurement Officer (since October 2019); and Advisor in the area of procurement (July 2019 to October 2019). Vice President Procurement & Sustainability Middle Americas Zone (2016 to July 2019) at AB InBev.
Rafael Oliveira, *Executive Vice President and President, International Markets*	48	Executive Vice President and President, International Markets (since December 2021); International Zone President (July 2019 to December 2021); Zone President of EMEA (2016 to June 2019); Managing Director of Kraft Heinz UK & Ireland (2016 to 2016); and President of Kraft Heinz Australia, New Zealand, and Papua New Guinea (2014 to 2016).
Flávio Barros Torres, *Executive Vice President and Global Chief Supply Chain Officer*	54	Executive Vice President and Global Chief Supply Chain Officer (since December 2021); and Head of Global Operations (January 2020 to December 2021). Vice President Supply Global (2017 to 2019) at AB InBev.
Melissa Werneck, *Executive Vice President and Global Chief People Officer*	50	Executive Vice President (since December 2021) and Global Chief People Officer (since 2016); and Head of Global Human Resources, Performance and Information Technology (2015 to 2016).
Yang Xu *Senior Vice President, Global Head of Corporate Development; Global Treasurer*	43	Senior Vice President, Global Head of Corporate Development, and Global Treasurer (since March 2022); Global Head of Treasury and M&A (April 2021 to March 2022); and Senior Vice President, Global Treasurer, and Head of Global Business Excellence (July 2020 to April 2021). Senior Director, Corporate Treasury and Risk Management at Whirlpool Corporation, a major home appliance company (2016 to April 2018).

Available Information

Our website address is www.kraftheinzcompany.com. The information on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), are available free of charge on our website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including Kraft Heinz, that are electronically filed with the SEC.

Item 1A. Risk Factors.

Our business is subject to various risks and uncertainties. In addition to the risks described elsewhere in this Annual Report on Form 10-K, any of the risks and uncertainties described below could materially adversely affect our business, financial condition, and results of operations and should be considered when evaluating Kraft Heinz. Although the risks are organized and described separately, many of the risks are interrelated. While we believe we have identified and discussed the material risks affecting our business below, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be material that may adversely affect our business, performance, or financial condition in the future.

Industry Risks

We operate in a highly competitive industry.

The food and beverage industry is highly competitive across all of our product offerings. Our principal competitors in these categories are manufacturers and retailers with their own branded and private label products. We compete based on product innovation, price, product quality, nutritional value, service, taste, convenience, brand recognition and loyalty, effectiveness of marketing and distribution, promotional activity, and the ability to identify and satisfy changing consumer preferences.

We may need to reduce our prices, or be restricted or delayed in our ability to increase prices, in response to competitive, customer, consumer, regulatory, or macroeconomic pressures, including pressures related to private label products that are generally sold at lower prices. These pressures have restricted, and may in the future continue to restrict, our ability to increase prices in response to commodity and other cost increases, including those related to inflationary pressures. Additionally, we expect that there could be a difference between the timing of when we take pricing actions and the impact of those beneficial actions on our results of operations. Failure to effectively assess, timely change, and properly set pricing, promotions, or trade incentives may negatively impact our ability to achieve our objectives.

The rapid emergence of new distribution channels, particularly e-commerce, may create consumer price deflation, affecting our retail customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases, including those related to inflationary pressures. We may also need to increase or reallocate spending on marketing, retail trade incentives, materials, advertising, and new product, platform, or channel innovation to maintain or increase market share. These expenditures are subject to risks, including uncertainties about trade and consumer acceptance of our efforts. If we are unable to compete effectively, our profitability, financial condition, and operating results may decline.

Our success depends on our ability to correctly predict, identify, and interpret changes in consumer preferences and demand, to offer new products to meet those changes, and to respond to competitive innovation.

Consumer preferences for food and beverage products change continually and rapidly. Our success depends on our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to consumer preferences, including with respect to health and wellness. If we do not offer products that appeal to consumers, our sales and market share will decrease, which could materially and adversely affect our product sales, financial condition, and operating results.

Moreover, weak economic conditions, recessions, inflation, severe or unusual weather events, global or local pandemics, including COVID-19, as well as other factors, could affect consumer preferences and demand, at times, causing a strain on our supply chain due, in part, to retailers, distributors, or carriers modifying their restocking, fulfillment, or shipping practices. Failure to adequately respond to these changes could adversely affect our product sales, financial condition, and operating results.

We must distinguish between short-term trends and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer an array of products that satisfies a broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories or platforms, or if we do not rapidly develop products in faster-growing or more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and operating results.

Prolonged negative perceptions concerning the health, environmental, or social implications of certain food and beverage products, ingredients, or packaging materials could influence consumer preferences and acceptance of our products and marketing programs. Our ability to refine the ingredient and nutrition profiles of and packaging for our products as well as to maintain focus on ethical sourcing and supply chain management opportunities to address evolving consumer preferences are important to our growth. We strive to respond to consumer preferences and social expectations, but we may not be successful in our efforts. Continued negative perceptions and failure to satisfy consumer preferences could materially and adversely affect our product sales, financial condition, and operating results.

In addition, our growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. There are inherent risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance or potential impacts on our existing product offerings. We may be required to increase expenditures for new product development. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect, and maintain necessary intellectual property rights, and to avoid infringing upon the intellectual property rights of others. We must also be able to respond successfully to technological advances by and intellectual property rights of our competitors, and failure to do so could compromise our competitive position and impact our product sales, financial condition, and operating results.

Changes in the retail landscape or the loss of key retail customers could adversely affect our financial performance.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may continue to consolidate, resulting in fewer but larger customers for our business across various channels. These larger customers may seek to leverage their positions to improve their profitability by demanding improved efficiency, lower pricing, more favorable terms, increased promotional programs, or specifically tailored product offerings. In addition, larger retailers have scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own private label products. Retail consolidation and increasing retailer power could materially and adversely affect our product sales, financial condition, and operating results.

Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance may have a corresponding adverse effect on us, which could be material. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

In addition, technology-based systems, which give consumers the ability to shop through e-commerce websites and mobile commerce applications, are also significantly altering the retail landscape in many of our markets. If we are unable to adjust to developments in these changing landscapes, we may be disadvantaged in key channels and with certain consumers, which could materially and adversely affect our product sales, financial condition, and operating results.

Changes in our relationships with significant customers or suppliers, or in other business relationships, could adversely impact us.

We derive significant portions of our sales from certain significant customers (see *Sales and Customers* within Item 1, *Business*). Some or all of our significant customers may not continue to purchase our products in the same mix or quantities or on the same terms as in the past, particularly as increasingly powerful retailers may demand lower pricing and focus on developing their own brands. The loss of a significant customer or a material reduction in sales or a change in the mix of products we sell to a significant customer could materially and adversely affect our product sales, financial condition, and operating results.

Disputes with significant suppliers, including disputes related to pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our product sales, financial condition, and operating results. In addition, terminations of relationships with other significant contractual counterparties, including licensors, could adversely affect our portfolio, product sales, financial condition, and operating results.

In addition, the financial condition of such customers, suppliers, and other significant contractual counterparties are affected in large part by conditions and events that are beyond our control. Significant deteriorations in the financial conditions of significant customers or suppliers, or in other business relationships, could materially and adversely affect our product sales, financial condition, and operating results.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We have many iconic brands with long-standing consumer recognition across the globe. Our success depends on our ability to maintain brand image for our existing products, extend our brands to new platforms, and expand our brand image with new product offerings.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Negative perceptions of food and beverage marketing could adversely affect our brand image or lead to stricter regulations and scrutiny of our marketing practices. Moreover, adverse publicity about legal or regulatory action against us, our quality and safety, our environmental or social impacts, our other environmental, social, human capital, or governance practices, our products becoming unavailable to consumers, or our suppliers and, in some cases, our competitors, could damage our reputation and brand image, undermine our customers' or consumers' confidence, and reduce demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. Furthermore,

existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brands.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information, including misinformation, and opinions can be shared. Negative posts or comments about us, our brands or our products, or our suppliers and, in some cases, our competitors, on social or digital media, whether or not valid, could seriously damage our brands and reputation. In addition, we might fail to appropriately target our marketing efforts, anticipate consumer preferences, or invest sufficiently in maintaining, extending, and expanding our brand image. If we do not maintain, extend, and expand our reputation or brand image, then our product sales, financial condition, and operating results could be materially and adversely affected.

We must leverage our brand value to compete against private label products.

In nearly all of our product categories, we compete with branded products as well as private label products, which are typically sold at lower prices. Our products must provide higher value or quality to consumers than alternatives, particularly during periods of economic uncertainty or weakness or inflation. Consumers may not buy our products if relative differences in value or quality between our products and private label products change in favor of competitors' products or if consumers perceive such a change. If consumers prefer private label products, then we could lose market share or sales volume, or our product mix could shift to lower margin offerings. A change in consumer preferences could also cause us to increase capital, marketing, and other expenditures, which could materially and adversely affect our product sales, financial condition, and operating results.

We may be unable to drive revenue growth in our key product categories or platforms, increase our market share, or add products that are in faster-growing and more profitable categories.

Our future results will depend on our ability to drive revenue growth in our key product categories or platforms as well as growth in the food and beverage industry in the geographies in which we operate. Our future results will also depend on our ability to enhance our portfolio by adding innovative new products in faster-growing and more profitable categories or platforms and our ability to increase market share in our existing product categories or platforms. Our failure to drive revenue growth, limit market share decreases in our key product categories or platforms, or develop innovative products for new and existing categories or platforms could materially and adversely affect our product sales, financial condition, and operating results.

Product recalls or other product liability claims could materially and adversely affect us.

Selling products for human consumption involves inherent legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration. We have decided and could in the future decide to, and have been or could in the future be required to, recall products due to suspected or confirmed product contamination, adulteration, product mislabeling or misbranding, tampering, undeclared allergens, or other deficiencies. Product recalls or market withdrawals could result in significant losses due to their costs, the destruction of product inventory, and lost sales due to the unavailability of the product for a period of time.

We could also be adversely affected if consumers lose confidence in the safety and quality of our food products or ingredients, or the food safety system generally. Adverse attention about these types of concerns, whether or not valid, may damage our reputation, discourage consumers from buying our products, or cause production and delivery disruptions that could negatively impact our net sales and financial condition.

We may also suffer losses if our products or operations violate applicable laws or regulations or if our products cause injury, illness, or death. In addition, our marketing could face claims of false or deceptive advertising or other criticism. A significant product liability or other legal judgment or a related regulatory enforcement action against us, or a significant product recall, may materially and adversely affect our reputation and profitability. Moreover, even if a product liability or fraud claim is unsuccessful, has no merit, or is not pursued to conclusion, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our product sales, financial condition, and operating results.

Climate change and legal or regulatory responses may have a long-term adverse impact on our business and results of operations.

Global average temperatures are gradually increasing due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere, which is projected to contribute to significant changes in weather patterns around the globe, an increase in the frequency and severity of natural disasters, and changes in agricultural productivity. Increasing concern over climate change may adversely impact demand for our products, or increase our operating costs, due to changes in consumer preferences that cause consumers to switch away from products or ingredients considered to have a high climate change impact.

Increased natural disasters and decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of natural resources and commodities, including dairy products, meat products, soybean and vegetable oils, tomatoes, coffee beans, sugar and other sweeteners, other fruits and vegetables, corn products, wheat products, and potatoes, to manufacture our products, and could further decrease food security for communities around the world. Climate change, and its environmental impacts, could also affect our ability, and our suppliers' ability, to procure necessary commodities at costs and in quantities we currently experience and may require us to increase costs or make additional unplanned capital expenditures. Further, an increase in the frequency and severity of natural disasters could result in disruptions for us, our customers, suppliers, vendors, co-manufacturers, and distributors and impact our employees' abilities to commute or work from home effectively. These disruptions could make it more difficult and costly for us to deliver our products, obtain raw materials or other supplies through our supply chain, maintain or resume operations, or perform other critical corporate functions, could reduce customer demand for our products, and could increase the cost of insurance.

Additionally, there is an increased focus by foreign, federal, state, and local regulatory and legislative bodies regarding environmental policies relating to climate change, regulating greenhouse gas emissions (including carbon pricing or a carbon tax), energy policies, disclosure obligations, and sustainability. Increased energy or compliance costs and expenses due to the impacts of climate change, as well as additional legal or regulatory requirements regarding climate change designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment could be costly and may cause disruptions in, or an increase in the costs associated with, the running of our manufacturing and processing facilities and our business, as well as increase distribution and supply chain costs. Moreover, compliance with any such legal or regulatory requirements may require us to make significant changes to our business operations and long-term operating plans, which will likely incur substantial time, attention, and costs. Even if we make changes to align ourselves with such legal or regulatory requirements, we may still be subject to significant penalties if such laws and regulations are interpreted and applied in a manner inconsistent with our practices. The effects of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations.

Finally, we might fail to effectively address increased attention from the media, stockholders, activists, and other stakeholders on climate change and related environmental sustainability matters. Such failure, or the perception that we have failed to act responsibly with respect to such matters or to effectively respond to new or additional regulatory requirements regarding climate change, whether or not valid, could result in adverse publicity and negatively affect our business and reputation. Additionally, from time to time we establish and publicly announce environmental, social, and governance goals, commitments, and aspirations, including to reduce our impact on the environment. Our ability to achieve any stated goal, target, or objective is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, and the availability of suppliers that can meet our sustainability and other standards. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting this data may be updated and previously reported data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting sustainability and other matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the SEC and European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If we fail to achieve, or are perceived to have failed or been delayed in achieving, or improperly report on our progress toward achieving these goals and commitments, it could negatively affect consumer preference for our products or investor confidence in our stock, as well as expose us to government enforcement actions and private litigation.

Business Risks

We may not successfully identify, complete, or realize the benefits from strategic acquisitions, divestitures, alliances, joint ventures, or investments.

From time to time, we have evaluated and may continue to evaluate acquisition candidates, alliances, joint ventures, or investments that may strategically fit our business objectives, and, as a result of some of these evaluations, we have acquired businesses or assets that we deem to be a strategic fit. We have also divested and may consider divesting businesses that do not meet our strategic objectives or growth or profitability targets. These activities may present financial, managerial, and operational risks including, but not limited to, diversion of management's attention from existing core businesses; difficulties in integrating, or inability to successfully integrate, acquired businesses, including integrating or separating personnel and financial and other systems; inability to effectively and immediately implement control environment processes across a diverse employee population; adverse effects on existing or acquired customer and supplier business relationships; and potential disputes with buyers, sellers, or partners. Activities in such areas are regulated by numerous antitrust and competition laws in the United States, Canada, the European Union, the United Kingdom, and elsewhere. We have in the past and may in the future be required to obtain approval of these transactions by competition authorities or to satisfy other legal requirements, and we may be unable to obtain such approvals or satisfy such requirements, each of which may result in additional costs, time delays, or our inability to complete such transactions, which could materially and adversely affect our financial condition and operating results.

To the extent we undertake acquisitions, alliances, joint ventures, investments, or other developments in new geographies or categories, we may face additional risks related to such developments. For example, risks related to foreign operations are discussed below under the risk factor titled "*Our international operations subject us to additional risks and costs and may cause our profitability to decline.*"

To the extent we undertake divestitures, we may face additional risks related to such activities. For example, risks related to our ability to find appropriate buyers, execute transactions on favorable terms, separate divested business operations with minimal impact to our remaining operations, and effectively manage any transitional service arrangements. Further, our divestiture activities have in the past required, and may in the future require, us to recognize impairment charges. Any of these factors could materially and adversely affect our financial condition and operating results.

We may not be able to successfully execute our strategic initiatives.

We plan to continue to conduct strategic initiatives in various markets. Consumer demands, behaviors, tastes, and purchasing trends may differ in these markets and, as a result, our sales strategies may not be successful and our product sales may not meet expectations, or the margins on those sales may be less than currently anticipated. We may also face difficulties integrating new business operations with our current sourcing, distribution, information technology systems, and other operations. Additionally, we may not successfully complete any planned strategic initiatives, including achieving any previously announced productivity efficiencies and financial targets, any new business may not be profitable or meet our expectations, or any divestiture may not be completed without disruption. Any of these challenges could hinder our success in new markets or new distribution channels, which could adversely affect our results of operations and financial condition.

Our international operations subject us to additional risks and costs and may cause our profitability to decline.

We are a global company with sales and operations in numerous countries within developed and emerging markets. Approximately 30% of our 2022 net sales were generated outside of the United States. As a result, we are subject to risks inherent in global operations. These risks, which can vary substantially by market, are described in many of the risk factors discussed in this section, and also include:

- compliance with U.S. laws affecting operations outside of the United States, including anti-bribery and corruption laws such as the FCPA;
- changes in the mix of earnings in countries with differing statutory tax rates, the valuation of deferred tax assets and liabilities, tax laws or their interpretations, or tax audit implications;
- the imposition of increased or new tariffs, quotas, trade barriers, or similar restrictions on our sales or imports, trade agreements, regulations, taxes, or policies that might negatively affect our sales or costs;
- foreign currency devaluations or fluctuations in foreign currency values, including risks arising from the significant and rapid fluctuations in foreign currency exchange markets and the decisions made and positions taken to hedge such volatility;
- compliance with antitrust and competition laws, data privacy laws, human rights laws, and a variety of other local, national, and multi-national regulations and laws in multiple jurisdictions;
- discriminatory or conflicting fiscal policies in or across foreign jurisdictions;

- changes in capital controls, including foreign currency exchange controls, governmental foreign currency policies, or other limits on our ability to import raw materials or finished product into various countries or repatriate cash from outside the United States;

- challenges associated with cross-border product distribution, including economic sanctions, export controls, and labor restrictions;

- changes in local regulations and laws, the uncertainty of enforcement of remedies in foreign jurisdictions, and foreign ownership restrictions and the potential for nationalization or expropriation of property or other resources;

- risks and costs associated with political and economic instability, military conflict, corruption, anti-American sentiment, and social and ethnic unrest in the countries in which we operate;

- the risks of operating in developing or emerging markets in which there are significant uncertainties regarding the interpretation, application, and enforceability of laws and regulations and the enforceability of contract rights and intellectual property rights;

- changing labor conditions and difficulties in staffing our operations;

- greater risk of uncollectible accounts or trade receivables and longer collection cycles; and

- design, implementation, and use of effective control environment processes across our various operations and employee base.

Slow economic growth or high unemployment in the markets in which we operate could constrain consumer spending, and declining consumer purchasing power could adversely impact our profitability. Any of these factors could result in increased costs or decreased sales, and could materially and adversely affect our product sales, financial condition, and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly and most notably our trademarks, but also our patents, trade secrets, trade dress, copyrights, and licensing agreements, to be a significant and valuable aspect of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, trade secret, and trade dress laws, as well as licensing agreements, third-party nondisclosure and assignment agreements, policing of third-party misuses of our intellectual property, and securing our information technology systems. Our failure to develop or adequately protect our trademarks, products, new features of our products, or our technology, or any change in law or other changes that serve to lessen or remove the current legal protections of our intellectual property, may diminish our competitiveness and could materially and adversely affect our product sales, business, and financial condition. We also license certain intellectual property, most notably trademarks, from third parties. To the extent that we are not able to contract with these third parties on favorable terms or maintain our relationships with these third parties, our rights to use certain intellectual property could be impacted, which may adversely impact our results from operations.

We may be unaware of intellectual property rights of others that may cover some of our technology, brands, or products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Third-party claims of intellectual property infringement might also require us to enter into costly license agreements. We also may be subject to significant damages or injunctions against development and sale of certain products.

We may be unable to realize the anticipated benefits from prior or future streamlining actions to reduce fixed costs, simplify or improve processes, or improve our competitiveness.

We have implemented a number of initiatives, including development of an operations center and strategic long-term collaboration with suppliers, that we believe are important to position our business for future success and growth. We have evaluated and continue to evaluate changes to our organizational structure and operations to enable us to reduce costs, simplify or improve processes, and improve our competitiveness. Our future success may depend upon our ability to realize the benefits of these or other cost-saving initiatives. In addition, certain of our initiatives may lead to increased costs in other aspects of our business such as increased conversion, outsourcing, or distribution costs. We must accurately predict costs and be efficient in executing any plans to achieve cost savings and operate efficiently in the highly competitive food and beverage industry, particularly in an environment of increased competition. To capitalize on our efforts, we must carefully evaluate investments in our business and execute in those areas with the most potential return on investment. If we are unable to realize the anticipated benefits from any cost-saving efforts, we could be cost disadvantaged in the marketplace, and our competitiveness, production, profitability, financial condition, and operating results could be adversely affected.

Berkshire Hathaway has the ability to exert influence over us and significant influence over matters requiring stockholder approval.

As of December 31, 2022, Berkshire Hathaway owns approximately 26.6% of our common stock. Three members of our Board are officers and/or directors of Berkshire Hathaway or its affiliates. As a result, Berkshire Hathaway has the potential to exercise influence over management and Board decisions, including those affecting our capital structure, such as the issuance of additional capital stock, the incurrence of additional indebtedness, the implementation of stock repurchase programs, and the declaration and amount of dividends. Berkshire Hathaway also has influence over any action requiring the approval of the holders of our common stock, including adopting any amendments to our charter, electing directors, and approving mergers or sales of substantially all of our capital stock or assets. In addition, Berkshire Hathaway is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Berkshire Hathaway may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those opportunities may not be available to us.

Financial Risks

Our level of indebtedness, as well as our ability to comply with covenants under our debt instruments, could adversely affect our business and financial condition.

We have a substantial amount of indebtedness and are permitted to incur a substantial amount of additional indebtedness, including secured debt. Our existing debt, together with any incurrence of additional indebtedness, could have important consequences, including, but not limited to:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing for working capital, capital expenditures, research and development, debt service requirements, acquisitions, and general corporate or other purposes;
- resulting in a downgrade to our credit rating, which could adversely affect our cost of funds, including our commercial paper programs, liquidity, and access to capital markets;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- limiting our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors who are not as highly leveraged;
- making it more difficult for us to make payments on our existing indebtedness;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, payments of dividends, capital expenditures, and future business opportunities;
- exposing us to risks related to fluctuations in foreign currency, as we earn profits in a variety of foreign currencies and the majority of our debt is denominated in U.S. dollars; and
- in the case of any additional indebtedness, exacerbating the risks associated with our substantial financial leverage.

In addition, we may not generate sufficient cash flow from operations or future debt or equity financings may not be available to us to enable us to pay our indebtedness or to fund other needs. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or to refinance our indebtedness on favorable terms could have a material adverse effect on our financial condition.

Our debt instruments contain customary representations, warranties, and covenants, including a financial covenant in our senior unsecured revolving credit facility (the "Senior Credit Facility") to maintain a minimum shareholders' equity (excluding accumulated other comprehensive income/(losses)). The creditors who hold our debt could accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt. If our operating performance declines, or if we are unable to comply with any covenant, such as our ability to timely prepare and file our periodic reports with the SEC, we have in the past needed and may in the future need to obtain waivers from the required creditors under our debt instruments to avoid being in default.

If we breach any covenants under our debt instruments and seek a waiver, we may not be able to obtain a waiver from the required creditors, or we may not be able to remedy compliance within the terms of any waivers approved by the required creditors. If this occurs, we would be in default under our debt instruments and unable to access our Senior Credit Facility. In addition, certain creditors could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Additional impairments of the carrying amounts of goodwill or other indefinite-lived intangible assets could negatively affect our financial condition and results of operations.

As of December 31, 2022, we maintain 11 reporting units, seven of which comprise our goodwill balance. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands. We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units and brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax considerations, discount rates, growth rates, royalty rates, contributory asset charges, and other market factors. Our current expectations also include certain assumptions that could be negatively impacted if we are unable to meet our pricing expectations in relation to inflation. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units or brands might become impaired in the future, which could negatively affect our operating results or net worth. Furthermore, changes in reporting units, including as a result of integrating a new acquisition into an existing reporting unit that has a fair value below carrying amount of goodwill, have led, and could in the future lead, to an impairment of goodwill. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to goodwill or intangible asset impairments.

Reporting units and brands that have 20% or less excess fair value over carrying amount as of the annual impairment test we performed as of June 26, 2022 (the "Q3 2022 Annual Impairment Test") have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Reporting units with 20% or less fair value over carrying amount had an aggregate goodwill carrying amount after impairment of $16.4 billion as of the Q3 2022 Annual Impairment Test and included Taste, Meals, and Away from Home (TMA), Canada and North America Coffee (CNAC), and Continental Europe. Reporting units with between 20-50% fair value over carrying amount had an aggregate goodwill carrying amount of $14.5 billion as of the Q3 2022 Annual Impairment Test and included Fresh, Beverages, and Desserts (FBD), Northern Europe, Asia, and Latin America (LATAM). Brands with 20% or less fair value over carrying amount had an aggregate carrying amount after impairment of $16.6 billion as of the Q3 2022 Annual Impairment Test and included *Kraft*, *Oscar Mayer*, *Miracle Whip*, *Ore-Ida*, *Maxwell House*, *Cool Whip*, *Jet Puffed*, and *Plasmon*. The aggregate carrying amount of brands with fair value over carrying amount between 20-50% was $2.5 billion as of the Q3 2022 Annual Impairment Test. Although the remaining brands, with a carrying value of $19.4 billion, have more than 50% excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test, these amounts are also associated with the 2013 Heinz Acquisition and the 2015 Merger and were initially recorded at the time of acquisition on our consolidated balance sheet at their estimated acquisition date fair values. Therefore, if any assumptions, estimates, or market factors change in the future, these amounts are also susceptible to impairments.

Our net sales and net income may be exposed to foreign exchange rate fluctuations.

We derive a substantial portion of our net sales from international markets. We hold assets, incur liabilities, earn revenue, and pay expenses in a variety of currencies other than the U.S. dollar, primarily the Canadian dollar, euro, British pound sterling, Australian dollar, Brazilian real, Chinese renminbi, Indonesian rupiah, Russian ruble, and New Zealand dollar. Since our consolidated financial statements are reported in U.S. dollars, fluctuations in foreign currency exchange rates from period to period, which have been more volatile recently, will have an impact on our reported results. We have implemented foreign currency hedges intended to reduce our exposure to changes in foreign currency exchange rates. However, these hedging strategies may not be successful, and any of our unhedged foreign exchange exposures will continue to be subject to market fluctuations. In addition, in certain circumstances, we may incur costs in one currency related to services or products for which we are paid in a different currency. As a result, factors associated with our international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations and financial condition.

Commodity, energy, and other input prices are volatile and could negatively affect our consolidated operating results.

We purchase and use large quantities of commodities, including dairy products, meat products, soybean and vegetable oils, tomatoes, coffee beans, sugar and other sweeteners, other fruits and vegetables, corn products, wheat products, and potatoes, to manufacture our products. In addition, we purchase and use significant quantities of resins, fiberboard, metals, and cardboard to package our products, and we use other inputs, such as electricity, natural gas, and water, to operate our facilities. We are also exposed to changes in oil prices, including diesel fuel, which influence both our packaging and transportation costs. Prices for commodities, energy, and other supplies are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, inflationary pressure, foreign currency fluctuations, severe weather, natural disasters, global climate change, water risk, pandemics, crop failures, crop shortages due to plant disease or insect and other pest infestation, consumer, industrial, or investment demand, and changes in governmental regulation and trade, tariffs, alternative energy, including increased demand for biofuels, and agricultural programs. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of procuring raw materials, packaging, services, and transporting products, which could result in increased expenses and negatively affect our operations. Furthermore, the cost of raw materials and finished products may fluctuate due to changes in cross-currency transaction rates. In addition, disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine have caused, and could continue to cause, increased volatility of commodity and energy costs. Rising commodity, energy, and other input costs could materially and adversely affect our cost of operations, including the manufacture, transportation, and distribution of our products, which could materially and adversely affect our financial condition and operating results.

Although we monitor our exposure to commodity and other input prices as an integral part of our overall risk management program, and seek to hedge against input price increases to the extent we deem appropriate, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw materials costs. For example, hedging our costs for one of our key commodities, dairy products, is difficult because dairy futures markets are not as liquid as many other commodities futures markets. Continued volatility or sustained increases in the prices of commodities and other supplies we purchase could increase the costs of our products, and our profitability could suffer. Moreover, increases in the prices of our products to cover these increased costs may result in lower sales volumes, or we may be constrained from increasing the prices of our products by competitive and consumer pressures. If we are not successful in our hedging activities, or if we are unable to price our products to cover increased costs, then commodity and other input price volatility or increases could materially and adversely affect our financial condition and operating results.

In 2022, we continued to experience higher commodity costs and supply chain costs, including procurement, logistics, and manufacturing costs, largely due to inflationary pressures. We expect these costs to continue to increase and inflation to remain elevated through 2023. Although we take measures to mitigate the impact of this inflation through pricing actions and efficiency gains, if these measures are not effective our financial condition, operating results, and cash flows could be materially adversely affected. Even if such measures are effective, we expect that there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred. Additionally, the pricing actions we take have, in some instances, negatively impacted and could continue to negatively impact our market share.

Volatility in the market value of all or a portion of the derivatives we use to manage exposures to fluctuations in commodity prices may cause volatility in our gross profit and net income.

We use commodity futures, options, and swaps to economically hedge the price of certain input costs, including dairy products, vegetable oils, coffee beans, wheat products, corn products, sugar, meat products, and cocoa products. We recognize gains and losses based on changes in the values of these commodity derivatives. We recognize these gains and losses in cost of products sold in our consolidated statements of income to the extent we utilize the underlying input in our manufacturing process. We recognize the unrealized gains and losses on these commodity derivatives in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results. Accordingly, changes in the values of our commodity derivatives may cause volatility in our gross profit and net income.

Regulatory Risks

Our compliance with laws and regulations, and related legal claims or regulatory enforcement actions, could expose us to significant liabilities and damage our reputation.

As a large, global food and beverage company, we operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Various laws and regulations govern our practices including, but not limited to, those related to advertising and marketing, product claims and labeling, food production, environmental matters (including climate change), intellectual property, consumer protection and product liability, commercial disputes, trade and export controls, anti-trust, data privacy, labor and employment, workplace health and safety, and tax. As a consequence, we face a heightened risk of legal claims and regulatory enforcement actions in the ordinary course of business. In addition, the imposition of new laws, changes in laws or regulatory requirements or changing interpretations thereof, and differing or competing regulations and standards across the markets where our products are made, manufactured, distributed, and sold have in the past and could continue to result in higher compliance costs, capital expenditures, and higher production costs, adversely impacting our product sales, financial condition, and results of operations. Furthermore, actions we have taken or may take, or decisions we have made or may make, in response to pandemics (including the COVID-19 pandemic), may result in investigations, legal claims, or litigation against us. In addition, claims about the health impacts of consumption of our products, or ingredients, components, or substances present or allegedly present in those products or packaging, have resulted in, and could in the future result in, us being subject to regulations, fines, lawsuits, or taxes that could adversely impact our business.

As a result of any such legal claims or regulatory enforcement actions, we could be subject to monetary judgments, settlements, and civil and criminal actions, including fines, injunctions, product recalls, penalties, disgorgement of profits, or activity restrictions, which could materially and adversely affect our reputation, product sales, financial condition, results of operations, and cash flows. We evaluate these legal claims and regulatory enforcement actions to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose relevant material litigation claims, legal proceedings, or regulatory enforcement actions as appropriate and in accordance with SEC rules and accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from our current assessments and estimates. In addition, even if a claim is unsuccessful, without merit, or not pursued to completion, the cost of defending against or responding to such a claim, including expenses and management time, could adversely affect our financial condition and operating results.

If we fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could negatively impact our business, investor confidence, and the price of our common stock.

If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process, and report financial information accurately and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation, investigations, or penalties; negatively affect our liquidity, our access to capital markets, perceptions of our creditworthiness, our ability to complete acquisitions, our ability to maintain compliance with covenants under our debt instruments or derivative arrangements regarding the timely filing of periodic reports, or investor confidence in our financial reporting; or cause defaults, accelerations, or cross-accelerations under our debt instruments or derivative arrangements to the extent we are unable to obtain waivers from the required creditors or counterparties or to cure any breaches, any of which may require management resources or cause our stock price to decline.

A downgrade in our credit rating could adversely impact interest costs or access to future borrowings.

Our borrowing costs can be affected by short and long-term credit ratings assigned by rating organizations. A decrease in these credit ratings could limit our access to capital markets and increase our borrowing costs, which could materially and adversely affect our financial condition and operating results. In February 2020, Moody's Investor Services, Inc. ("Moody's") affirmed our long-term credit rating of Baa3 with a negative outlook and Fitch Ratings ("Fitch") and S&P Global Ratings ("S&P") downgraded our long-term credit rating from BBB- to BB+ with a stable outlook from Fitch and a negative outlook from S&P. The downgrades by Fitch and S&P adversely affected our ability to access the commercial paper market. These downgrades did not constitute a default or event of default under our debt instruments. Our long-term credit rating was upgraded from BB+ to BBB- by S&P in March 2022 and by Fitch in May 2022. Fitch upgraded our long-term debt credit rating from BBB- to BBB in November 2022. As of the date of this filing, our long-term debt is rated BBB- by S&P, BBB by Fitch and Baa3 by Moody's, with a positive outlook from S&P and a stable outlook from Fitch and Moody's.

Registered Securities Risks

Sales of our common stock in the public market could cause volatility in the price of our common stock or cause the share price to fall.

Sales of a substantial number of shares of our common stock in the public market, including sales of our common stock by Berkshire Hathaway, or the perception that these sales might occur, could depress the market price of our common stock, and could impair our ability to raise capital through the sale of additional equity securities. A sustained depression in the market price of our common stock has happened and could in the future happen, which could also reduce our market capitalization below the book value of net assets, which could increase the likelihood of recognizing goodwill or indefinite-lived intangible asset impairment losses that could negatively affect our financial condition and results of operations.

Kraft Heinz, 3G Global Food Holdings, and Berkshire Hathaway entered into a registration rights agreement requiring us to register for resale under the Securities Act all registrable shares held by 3G Capital and Berkshire Hathaway, which represents all shares of our common stock held by Berkshire Hathaway and 3G Capital as of the date of the closing of the 2015 Merger. As of December 31, 2022, registrable shares represented approximately 34.5% of all outstanding shares of our common stock. Although the registrable shares are subject to certain holdback and suspension periods, the registrable shares are not subject to a "lock-up" or similar restriction under the registration rights agreement. Accordingly, offers and sales of a large number of registrable shares may be made pursuant to an effective registration statement under the Securities Act in accordance with the terms of the registration rights agreement. Sales of our common stock by Berkshire Hathaway to other persons would likely result in an increase in the number of shares being traded in the public market and may increase the volatility of the price of our common stock.

Our ability to pay regular dividends to our stockholders and the amounts of any such dividends are subject to the discretion of the Board and may be limited by our financial condition, debt agreements, or limitations under Delaware law.

Although it is currently anticipated that we will continue to pay regular quarterly dividends, any such determination to pay dividends and the amounts thereof will be at the discretion of the Board and will be dependent on then-existing conditions, including our financial condition, income, legal requirements, including limitations under Delaware law, debt agreements, and other factors the Board deems relevant. The Board has previously decided, and may in the future decide, in its sole discretion, to change the amount or frequency of dividends or discontinue the payment of dividends entirely. For these reasons, stockholders will not be able to rely on dividends to receive a return on investment. Accordingly, realization of any gain on shares of our common stock may depend on the appreciation of the price of our common stock, which may not occur.

General Risk Factors

Disruptions in the global economy caused by geopolitical conflicts, including the ongoing conflict between Russia and Ukraine, could adversely affect our business, financial condition and results of operations.

Escalation of geopolitical tensions related to military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, supply chain disruptions, changes in consumer demand, increased cyberattacks, and impacts on foreign exchange rates and financial markets, any of which may adversely affect our business, financial condition, and results of operations. Although we do not have operations in Ukraine, and our business in Russia generated approximately 1% of our consolidated net sales for the year ended December 31, 2022, the military conflict between Russia and Ukraine has caused, and could continue to cause, negative impacts on our business and the global economy. Governments in the United States, Canada, United Kingdom, and European Union have each imposed export controls and economic sanctions on certain industry sectors and parties in Russia. Due in part to the negative impact of the Russia-Ukraine military conflict, we have experienced shortages in certain materials and increased costs in commodities including packaging materials, soybean and vegetable oils, energy, corn products, and wheat products. The effects of current geopolitical conflicts, including the conflict between Russia and Ukraine, as well as potential future geopolitical tensions, could heighten many of our known risks described in this Item 1A, *Risk Factors*.

Unanticipated business disruptions and natural events in the locations in which we or our customers, suppliers, distributors, or regulators operate could adversely affect our ability to provide products to our customers or our results of operations.

We have a complex network of suppliers, owned and leased manufacturing locations, co-manufacturing locations, distribution networks, and information systems that support our ability to consistently provide our products to our customers. Factors that are hard to predict or beyond our control, such as weather or other geological events or natural disasters, including hurricanes, earthquakes, floods, tsunamis, or wild fires (whether as a result of climate change or otherwise), raw material shortages, fires or explosions, political unrest, geopolitical conflicts (including the ongoing conflict between Russia and Ukraine), terrorism, civil strife, acts of war, public corruption, expropriation, generalized labor unrest or labor shortages, or pandemics (including

COVID-19), could damage or disrupt our operations or the operations of our customers, suppliers, vendors, co-manufacturers, distributors, or regulators. These factors include, but are not limited to:

- natural disasters, labor strikes, or other disruptions at any of our facilities or our suppliers' or distributors' facilities may impair or delay the delivery of our products; and

- illness of our workforce, or the workforce of third parties with which we do business, due to influenza or pandemics, could disrupt production of our products in one or more of our manufacturing facilities, or cause our suppliers, vendors, distributors, or third-party manufacturers to fail to meet their obligations to us.

These or other disruptions may require additional resources to restore our supply chain or distribution network. While we insure against many of these events and certain business interruption risks and have policies and procedures to manage business continuity planning, such insurance may not compensate us for any losses incurred and our business continuity plans may not effectively resolve the issues in a timely manner. To the extent we are unable to respond to disruptions in our operations, whether by finding alternative suppliers or replacing capacity at key manufacturing or distribution locations; to quickly repair damage to our information, production, or supply systems; or to financially mitigate the likelihood or potential impact of such events, or effectively manage them if they occur, we may be late in delivering, or unable to deliver, products to our customers or to track orders, inventory, receivables, and payables. If that occurs, our customers' confidence in us and long-term demand for our products could decline. Any of these events could materially and adversely affect our product sales, financial condition, and results of operations.

Our performance may be adversely affected by economic and political conditions in the United States and in various other nations where we do business.

Our performance has been in the past and may continue in the future to be impacted by economic and political conditions in the United States and in other nations where we do business. Economic and financial uncertainties in our international markets, changes to major international trade arrangements, and the imposition of tariffs by certain foreign governments could negatively impact our operations and sales. Other factors impacting our operations in the United States and in international locations where we do business include changes in laws, export and import restrictions, foreign currency exchange rates, foreign currency devaluation, cash repatriation restrictions, recessionary conditions, foreign ownership restrictions, nationalization, the impact of hyperinflationary environments, terrorist acts, political unrest, and military conflict. Such factors in either domestic or foreign jurisdictions, and our responses to them, could materially and adversely affect our product sales, financial condition, and operating results.

We rely on our management team and other key personnel and may be unable to hire or retain key personnel or a highly skilled and diverse global workforce.

We depend on the skills, working relationships, and continued services of key personnel, including our experienced management team. In addition, our ability to achieve our operating goals depends on our ability to identify, hire, train, and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train, and retain other talented personnel and a diverse global workforce with the skills and in the locations we need to operate and grow our business. Unplanned turnover, failure to attract and develop personnel with key emerging capabilities such as e-commerce and digital marketing skills, or failure to develop adequate succession plans for leadership positions, including the Chief Executive Officer position, could deplete our institutional knowledge base and erode our competitiveness. Further, equity-based compensation is a key component of our compensation program and essential for attracting and retaining qualified personnel. As a result, the lack of positive performance in our stock price may adversely affect our ability to attract or retain key personnel. Changes in immigration laws and policies could also make it more difficult for us to recruit or relocate skilled employees. Any such loss, failure, or limitation could adversely affect our product sales, financial condition, and operating results.

We are significantly dependent on information technology, and we may be unable to protect our information systems against service interruption, misappropriation of data, or breaches of security.

We rely on information technology networks and systems, including the Internet, to process, transmit, and store electronic and financial information, to manage a variety of business processes and activities, and to comply with regulatory, legal, and tax requirements. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, and suppliers. These information technology systems, some of which are managed by third parties, may be susceptible to damage, invasions, disruptions, or shutdowns due to hardware failures, computer viruses, hacker attacks and other cybersecurity risks, telecommunication failures, user errors, catastrophic events, or other factors. Geopolitical tensions or conflicts, such as the conflict between Russia and Ukraine, may further heighten the risk of cybersecurity attacks. If our information technology systems suffer severe damage, disruption, or shutdown, by unintentional or malicious actions of employees or contractors or by cyberattacks, and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience business disruptions, reputational damage, transaction

errors, processing inefficiencies, the leakage of confidential information, and the loss of customers and sales, causing our product sales, financial condition, and operating results to be adversely affected and the reporting of our financial results to be delayed.

In addition, if we are unable to prevent security breaches or disclosure of non-public information, we may suffer financial and reputational damage, litigation or remediation costs, fines, or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers, or suppliers. While we maintain a cyber insurance policy that provides coverage for security incidents, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on financially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Misuse, leakage, or falsification of information could result in violations of data privacy laws and regulations, damage to our reputation and credibility, loss of opportunities to acquire or divest of businesses or brands, and loss of our ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net sales. In addition, we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us, our current or former employees, or to our suppliers or consumers, and may become subject to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

We are also subject to various laws and regulations that are continuously evolving and developing regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Such laws and regulations, as well as their interpretation and application, may vary from jurisdiction to jurisdiction, which can result in inconsistent or conflicting requirements. The European Union's General Data Protection Regulation ("GDPR"), and similar regulations implemented in other non-U.S. geographies, adds a broad array of requirements with respect to personal data, including the public disclosure of significant data breaches, and imposes substantial penalties for non-compliance. The California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act ("CPRA"), which became effective in January 2023 and amended the CCPA, among other things, impose additional requirements with respect to disclosure and deletion of personal information of California residents. The CCPA and CPRA provide civil penalties for violations, as well as a private right of action for data breaches. Similar legislation in Virginia, Colorado, Utah, and Connecticut, all of which have gone into effect or will go into effect during 2023, impose transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights. GDPR, CCPA, CPRA, and other privacy and data protection laws may increase our costs of compliance and risks of non-compliance, which could result in substantial penalties.

Our results could be adversely impacted as a result of increased pension, labor, and people-related expenses.

Inflationary pressures, shortages in the labor market, increased employee turnover, and changes in the availability of our workers could increase labor costs, which could have a material adverse effect on our consolidated operating results or financial condition. Our labor costs include the cost of providing employee benefits in the United States, Canada, and other foreign jurisdictions, including pension, health and welfare, and severance benefits. Any declines in market returns could adversely impact the funding of pension plans, the assets of which are invested in a diversified portfolio of equity and fixed-income securities and other investments. Additionally, the annual costs of benefits vary with increased costs of health care and the outcome of collectively bargained wage and benefit agreements.

Furthermore, we may be subject to increased costs or experience adverse effects to our operating results if we are unable to renew collectively bargained agreements on satisfactory terms. Our financial condition and ability to meet the needs of our customers could be materially and adversely affected if strikes or work stoppages or interruptions occur as a result of delayed negotiations with union-represented employees both in and outside of the United States.

We continue to observe a competitive labor market. Employee turnover, changes in the availability of our workers, and labor shortages in our supply chain have resulted in, and could continue to result in, increased costs and have, and could again, impact our ability to meet consumer demand, both of which could negatively affect our financial condition, results of operations, or cash flows.

Changes in tax laws and interpretations could adversely affect our business.

We are subject to income and other taxes in the United States and in numerous foreign jurisdictions. Our domestic and foreign tax liabilities are dependent on the jurisdictions in which profits are determined to be earned and taxed. Additionally, the amount of taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate. A number of factors influence our effective tax rate, including changes in tax laws and treaties as well as the interpretation of existing laws and rules. Federal, state, and local governments and administrative bodies within the United States, which represents the majority of our operations, and other foreign jurisdictions have implemented, or are considering, a variety of broad tax, trade, and other regulatory reforms that may impact us. We continue to monitor the Inflation Reduction Act of 2022 and related regulatory developments to evaluate their potential impact on our business, tax rate, and financial results. Additionally, the Organization for Economic Co-operation and Development (OECD), a global coalition of member countries, proposed a two-pillar plan to reform international taxation. The proposals aim to ensure a fairer distribution of profits among countries and impose a floor on tax competition through the introduction of a global minimum tax. It is not currently possible to accurately determine the potential comprehensive impact of these or future changes, but these changes could have a material impact on our effective tax rate, financial condition, and business.

Significant judgment, knowledge, and experience are required in determining our worldwide provision for income taxes. Our future effective tax rate is impacted by a number of factors including changes in the valuation of our deferred tax assets and liabilities, changes in geographic mix of income, changes in expenses not deductible for tax, including impairment of goodwill, and changes in available tax credits. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are also regularly subject to audits by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits, including transfer pricing matters, and any related litigation could be materially different from our historical income tax provisions and accruals. For example, we are currently under examination by the Internal Revenue Service ("IRS") for income taxes for the years 2018 and 2019. We have received a draft economist report and expect to receive a Notice of Proposed Adjustment relating to transfer pricing with our foreign subsidiaries asserting that our U.S. taxable income for 2018 and 2019 should have been higher, which would result in additional U.S. tax expense for 2018 and 2019 plus interest and potential penalties. We intend to vigorously contest the position taken by the IRS; however, the ultimate outcome of this matter is uncertain, and if we are required to pay the IRS additional U.S. taxes, interest, and potential penalties, our results of operations and cash flows could be materially affected. Economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes more difficult. The results of an audit or litigation could adversely affect our financial statements in the period or periods for which that determination is made.

Volatility of capital markets or macroeconomic factors could adversely affect our business.

Changes in financial and capital markets, including market disruptions, limited liquidity, and interest rate volatility, may increase the cost of financing as well as the risks of refinancing maturing debt. Additionally, some of our customers, suppliers, and counterparties are highly leveraged. Consolidations in some of the industries in which our customers operate have created larger customers, some of which are highly leveraged and facing increased competition and continued credit market volatility. These factors have caused some customers to be less profitable, increasing our exposure to credit risk. A significant adverse change in the financial and/or credit position of a customer, supplier, or counterparty could require us to assume greater credit risk relating to that customer or counterparty and could limit our ability to collect receivables. This could have an adverse impact on our financial condition and liquidity.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate co-headquarters are located in Pittsburgh, Pennsylvania and Chicago, Illinois. Our co-headquarters are leased and house certain executive offices, our U.S. business units, and our administrative, finance, legal, and human resource functions. We maintain additional owned and leased offices throughout the regions in which we operate.

We manufacture our products in our network of manufacturing and processing facilities located throughout the world. As of December 31, 2022, we operated 78 manufacturing and processing facilities. We own 72 and lease six of these facilities. Our manufacturing and processing facilities count by segment as of December 31, 2022 was:

	Owned	Leased
North America	32	3
International	40	3

We maintain all of our manufacturing and processing facilities in good condition and believe they are suitable and are adequate for our present needs. We also enter into co-manufacturing arrangements with third parties if we determine it is advantageous to outsource the production of any of our products.

In 2022, we transferred ownership of our facility in Ontario, Oregon as part of a long-term third-party manufacturing agreement in our North America segment. Additionally, we divested certain assets and operations associated with our business-to-business powdered cheese business in our North America segment, including, among other things, a manufacturing facility in Albany, Minnesota. We also acquired one owned manufacturing facility in our International segment. See Note 4, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our acquisitions and divestitures.

Item 3. Legal Proceedings.

See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on The Nasdaq Stock Market LLC (Nasdaq) under the ticker symbol "KHC." At February 11, 2023, there were approximately 40,000 holders of record of our common stock.

See *Equity and Dividends* in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for a discussion of cash dividends declared on our common stock.

Comparison of Cumulative Total Return

The following graph compares the cumulative total return on our common stock with the cumulative total return of the S&P 500 Index and the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 31, 2022. This graph covers the five-year period from December 29, 2017 (the last trading day of our fiscal year 2017) through December 30, 2022 (the last trading day of our fiscal year 2022). The graph shows total shareholder return assuming $100 was invested on December 29, 2017 and the dividends were reinvested on a daily basis.



	Kraft Heinz	S&P 500	S&P Consumer Staples Food and Soft Drink Products
December 29, 2017	$ 100.00	$ 100.00	$ 100.00
December 28, 2018	58.45	94.80	96.69
December 27, 2019	44.85	126.06	124.43
December 24, 2020	52.49	146.73	131.03
December 23, 2021	55.16	189.93	148.98
December 30, 2022	66.43	156.88	164.32

The above performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

Issuer Purchases of Equity Securities During the Three Months Ended December 31, 2022

Our share repurchase activity in the three months ended December 31, 2022 was:

	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[b]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
9/25/2022 — 10/29/2022	2,779,689	$ 34.99	—	$ —
10/30/2022 — 11/26/2022	433,574	37.73	—	—
11/27/2022 — 12/31/2022	97,208	40.23	—	—
Total	3,310,471		—	

(a) Includes (1) shares repurchased to offset the dilutive effect of the exercise of stock options using option exercise proceeds and the vesting restricted stock units ("RSUs") and performance share units ("PSUs") and (2) shares withheld for tax liabilities associated with the vesting of RSUs and PSUs.

(b) We do not have any publicly-announced share repurchase plans or programs.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Objective:

The following discussion provides an analysis of our financial condition and results of operations from management's perspective and should be read in conjunction with the consolidated financial statements and related notes included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Our objective is to also provide discussion of material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be indicative of future operating results or of future financial condition and to offer information that provides an understanding of our financial condition, results of operations, and cash flows.

See below for discussion and analysis of our financial condition and results of operations for 2022 compared to 2021. See Item 7, *Management's Discussions and Analysis of Financial Condition and Results of Operations*, in our Annual Report on Form 10-K for the year ended December 25, 2021 for a detailed discussion of our financial condition and results of operations for 2021 compared to 2020.

Description of the Company:

We manufacture and market food and beverage products, including condiments and sauces, cheese and dairy, meals, meats, refreshment beverages, coffee, and other grocery products throughout the world.

In the second quarter of 2022, our internal reporting and reportable segments changed. We combined our United States and Canada zones to form the North America zone as a result of previously announced organizational changes, which are intended to advance and support our long-term growth plans by streamlining and synergizing our United States and Canada businesses. Subsequently, we manage and report our operating results through two reportable segments defined by geographic region: North America and International. We have reflected this change in all historical periods presented.

See Note 20, *Segment Reporting*, in Item 8, *Financial Statements and Supplementary Data*, for our financial information by segment.

Acquisitions and Divestitures:

In 2022, we completed the acquisition of Companhia Hemmer Indústria e Comércio (the "Hemmer Acquisition") and Just Spices GmbH (the "Just Spices Acquisition"), both of which are in our International segment. Additionally, in 2022, we completed the sale of our business-to-business powdered cheese business (the "Powdered Cheese Transaction"). The Powdered Cheese Transaction is not considered a strategic shift that will have a major effect on our operations or financial results; therefore, the results of this business are included in continuing operations through the date of sale.

In 2021, we completed the acquisition of Assan Gıda Sanayi ve Ticaret A.Ş. (the "Assan Foods Acquisition") and BR Spices Indústria e Comércio de Alimentos Ltda (the "BR Spices Acquisition"), both of which are in our International segment. Additionally, in 2021, we completed the sale of certain assets in our global nuts business (the "Nuts Transaction") as well as the sale of certain assets in our global cheese businesses (the "Cheese Transaction"). The Nuts Transaction and the Cheese Transaction are not, individually or in the aggregate, considered a strategic shift that will have a major effect on our operations or financial results; therefore, the results of these businesses are included in continuing operations through the date of each sale in the prior year period.

See Note 4, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, for additional information.

Conflict Between Russia and Ukraine:

For the year ended December 31, 2022, approximately 1% of consolidated net sales, net income/(loss), and Adjusted EBITDA were generated from our business in Russia. For the year ended December 25, 2021, approximately 1% of consolidated net sales were generated from our business in Russia, while net income/(loss) and Adjusted EBITDA were each insignificant. As of December 31, 2022, we had approximately 1,100 employees in Russia. We have no operations or employees in Ukraine and insignificant net sales through distributors. Further, we have experienced cost increases globally for certain commodities, including packaging materials, soybean and vegetable oils, energy, corn products, and wheat products due to overall market demand, inflationary pressures, and, in part, to the negative impact of the conflict between Russia and Ukraine on the global economy. We will continue to monitor the impact that this conflict has on our business; however, through 2022, the conflict between Russia and Ukraine did not have a material impact on our financial condition, results of operations, or cash flows.

Items Affecting Comparability of Financial Results

Impairment Losses:

Our results of operations reflect goodwill impairment losses of $444 million, intangible asset impairment losses of $469 million, and property, plant, and equipment, net asset impairment losses of $86 million in 2022 compared to goodwill impairment losses of $318 million and intangible asset impairment losses of $1.3 billion in 2021. See Note 4, *Acquisitions and Divestitures*, and Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on these impairment losses.

53rd Week:

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Our 2022 fiscal year ended December 31, 2022 includes a 53rd week of activity. Our 2021 fiscal year was a 52-week period that ended on December 25, 2021.

Inflation and Supply Chain Impacts:

During the year ended December 31, 2022, we continued to experience increasing commodity costs and supply chain costs, including procurement, logistics, and manufacturing costs, largely due to inflationary pressures, as compared to the prior year period. We expect these costs to continue to increase and inflation to remain elevated through 2023. While these costs have a negative impact on our results of operations, we are currently taking measures to mitigate, and expect to continue to take measures to mitigate, the impact of this inflation through pricing actions and efficiency gains. However, there has been, and we expect that there could continue to be, a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred. Additionally, the pricing actions we take have, in some instances, negatively impacted, and could continue to negatively impact, our market share.

Further, given the current level of demand for our products combined with industry-wide supply chain issues, we have experienced capacity constraints for certain products when demand has exceeded our current manufacturing capacity. As discussed in *Liquidity and Capital Resources*, we continue to focus on rebuilding inventory and expanding capacity through increased capital investments, which have resulted in an increased ability to meet customer demand. However, these capacity constraints have negatively impacted, and could continue to negatively impact, our market share, financial condition, results of operations, or cash flows, until we return to optimal service levels.

Results of Operations

We disclose in this report certain non-GAAP financial measures. These non-GAAP financial measures assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. For additional information and reconciliations to the most closely comparable financial measures presented in our consolidated financial statements, which are calculated in accordance with U.S. GAAP see *Non-GAAP Financial Measures*.

Consolidated Results of Operations

Summary of Results:

	December 31, 2022		December 25, 2021	% Change
	(in millions, except per share data)			
Net sales	$	26,485	$ 26,042	1.7 %
Operating income/(loss)		3,634	3,460	5.0 %
Net income/(loss)		2,368	1,024	131.3 %
Net income/(loss) attributable to common shareholders		2,363	1,012	133.4 %
Diluted EPS		1.91	0.82	132.9 %

Net Sales:

	December 31, 2022		December 25, 2021	% Change
	(in millions)			
Net sales	$	26,485	$ 26,042	1.7 %
Organic Net Sales[(a)]		26,249	23,917	9.8 %

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2022 Compared to Fiscal Year 2021:

Net sales increased 1.7% to $26.5 billion in 2022 compared to $26.0 billion in 2021, including the unfavorable impacts of acquisitions and divestitures (8.0 pp) and foreign currency (2.0 pp) and the favorable impact of a 53rd week of shipments (1.9 pp). Organic Net Sales increased 9.8% to $26.2 billion in 2022 compared to $23.9 billion in 2021, primarily driven by higher pricing (13.2 pp), which more than offset unfavorable volume/mix (3.4 pp). Pricing was higher in both segments, while volume/mix was unfavorable in both segments.

Net Income/(Loss):

	December 31, 2022	December 25, 2021	% Change
	(in millions)		
Operating income/(loss)	$ 3,634	$ 3,460	5.0 %
Net income/(loss)	2,368	1,024	131.3 %
Net income/(loss) attributable to common shareholders	2,363	1,012	133.4 %
Adjusted EBITDA[(a)]	6,003	6,371	(5.8)%

(a) Adjusted EBITDA is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2022 Compared to Fiscal Year 2021:

Operating income/(loss) increased 5.0% to $3.6 billion in 2022 compared to $3.5 billion in 2021, primarily driven by higher pricing, lower non-cash impairment losses in the current year period, efficiency gains, and the favorable impact of a 53rd week of shipments, which more than offset higher supply chain costs, reflecting inflationary pressure in procurement, logistics, and manufacturing costs; higher commodity costs (mainly in dairy, packaging materials, soybean and vegetable oils, energy, and meat); the unfavorable impact of acquisitions and divestitures; unfavorable volume/mix; and an accrual related to the previously disclosed securities class action lawsuit.

Net income/(loss) increased 131.3% to $2.4 billion in 2022 compared to $1.0 billion in 2021. This increase was driven by lower interest expense, the operating income/(loss) factors discussed above, and lower tax expense, which more than offset unfavorable changes in other expense/(income).

- Interest expense was $921 million in 2022 compared to $2.0 billion in 2021. This decrease was primarily due to a $38 million net gain on extinguishment of debt recognized in the current year period in connection with our debt repurchases in 2022 compared to a $917 million loss on extinguishment of debt recognized in the prior year period in connection with our tender offers, debt redemptions, and debt repurchases in 2021. The remaining change in interest expense was a decrease of approximately $171 million compared to the prior year period, as our aggregate principal amount of senior notes was reduced by approximately $6.2 billion in 2021 through tender offers, redemptions, repurchases, and repayments and approximately $1.5 billion in 2022 through repurchases and repayments.
- Our effective tax rate was 20.2% in 2022 compared to 40.1% in 2021. Our 2022 effective tax rate was impacted by the favorable geographic mix of pre-tax income in various non-U.S. jurisdictions and certain favorable items, primarily the decrease in deferred tax liabilities due to the merger of certain foreign entities, the revaluation of deferred tax balances due to changes in state tax laws, and changes in estimates of certain 2021 U.S. income and deductions. This impact was partially offset by the impact of certain unfavorable items, primarily non-deductible goodwill impairments, the impact of the federal tax on global intangible low-taxed income ("GILTI"), and the establishment of uncertain tax positions and valuation allowance reserves. Our 2021 effective tax rate was unfavorably impacted by rate reconciling items, primarily the tax impacts related to acquisitions and divestitures, which mainly reflect the impacts of the Nuts Transaction and Cheese Transaction, partially offset by 2021 capital losses; the revaluation of our deferred tax balances due to changes in international and state tax rates, mainly an increase in U.K. tax rates; the impact of the federal tax on GILTI; and non-deductible goodwill impairments. These impacts were partially offset by a favorable geographic mix of pre-tax income in various non-U.S. jurisdictions.
- Other expense/(income) was $253 million of income in 2022 compared to $295 million of income in 2021. This change was primarily driven by a $79 million decrease in net pension and postretirement non-service benefits and a $25 million net gain on sales of businesses in 2022 compared to a $44 million net gain on sales of businesses in 2021. These impacts were partially offset by a $50 million net loss on derivative activities in 2022 compared to an $86 million net loss on derivative activities in 2021 and a $12 million increase in interest income as compared to the prior year period.

Adjusted EBITDA decreased 5.8% to $6.0 billion in 2022 compared to $6.4 billion in 2021, primarily due to higher supply chain costs, reflecting inflationary pressure in procurement, logistics, and manufacturing costs; higher commodity costs (mainly in dairy, packaging materials, soybean and vegetable oils, energy, and meat); the unfavorable impact of acquisitions and divestitures (6.1 pp); unfavorable volume/mix; and the unfavorable impact of foreign currency (1.3 pp), which more than offset higher pricing, efficiency gains, and the favorable impact of a 53rd week of shipments (1.9 pp).

Diluted Earnings Per Share ("EPS"):

	December 31, 2022		December 25, 2021		% Change
	(in millions, except per share data)				
Diluted EPS	$	1.91	$	0.82	132.9 %
Adjusted EPS[a]		2.78		2.93	(5.1)%

(a) Adjusted EPS is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2022 Compared to Fiscal Year 2021:

Diluted EPS increased 132.9% to $1.91 in 2022 compared to $0.82 in 2021, primarily driven by the net income/(loss) factors discussed above.

	December 31, 2022		December 25, 2021		$ Change		% Change
Diluted EPS	$	1.91	$	0.82	$	1.09	132.9 %
Restructuring activities		0.05		0.05		—	
Unrealized losses/(gains) on commodity hedges		0.04		0.01		0.03	
Impairment losses		0.70		1.07		(0.37)	
Certain non-ordinary course legal and regulatory matters		0.13		0.05		0.08	
Losses/(gains) on sale of business		(0.01)		0.15		(0.16)	
Other losses/(gains) related to acquisitions and divestitures		(0.02)		—		(0.02)	
Nonmonetary currency devaluation		0.01		—		0.01	
Debt prepayment and extinguishment (benefit)/costs		(0.03)		0.59		(0.62)	
Certain significant discrete income tax items		—		0.19		(0.19)	
Adjusted EPS[b]	$	2.78	$	2.93	$	(0.15)	(5.1)%

Key drivers of change in Adjusted EPS[a]:		
Results of operations	$	0.01
Results of divested operations		(0.26)
53rd week		0.06
Interest expense		0.13
Other expense/(income)		(0.03)
Effective tax rate		(0.06)
	$	(0.15)

(a) Adjusted EPS is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Adjusted EPS decreased 5.1% to $2.78 in 2022 compared to $2.93 in 2021 primarily due to lower Adjusted EBITDA, which includes the unfavorable impact of our divestitures, higher taxes on adjusted earnings, and unfavorable changes in other expense/(income), which more than offset lower interest expense, the favorable impact of a 53rd week of shipments, higher divestiture-related license income, and lower equity award compensation expense.

Results of Operations by Segment

Management evaluates segment performance based on several factors, including net sales, Organic Net Sales, and Segment Adjusted EBITDA. Segment Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, we exclude, when they occur, the impacts of divestiture-related license income (e.g., income related to the sale of licenses in connection with the Cheese Transaction), restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities). Segment Adjusted EBITDA is a tool that can assist management and investors in comparing our performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our underlying operations.

Under highly inflationary accounting, the financial statements of a subsidiary are remeasured into our reporting currency (U.S. dollars) based on the legally available exchange rate at which we expect to settle the underlying transactions. Exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in other expense/(income) on our consolidated statement of income, as nonmonetary currency devaluation, rather than accumulated other comprehensive income/ (losses) on our consolidated balance sheet, until such time as the economy is no longer considered highly inflationary. See Note 2, *Significant Accounting Policies,* in Item 8, *Financial Statements and Supplementary Data*, for additional information. We apply highly inflationary accounting to the results of our subsidiaries in Venezuela, Argentina, and Turkey, which are all in our International segment.

Net Sales:

	December 31, 2022		December 25, 2021
	(in millions)		
Net sales:			
North America	$	20,340	$	20,351
International		6,145		5,691
Total net sales	$	26,485	$	26,042

Organic Net Sales:

	2022 Compared to 2021		
	December 31, 2022		December 25, 2021
	(in millions)		
Organic Net Sales[a]:			
North America	$	20,050	$	18,361
International		6,199		5,556
Total Organic Net Sales	$	26,249	$	23,917

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Drivers of the changes in net sales and Organic Net Sales were:

	Net Sales	Currency	Acquisitions and Divestitures	53rd Week	Organic Net Sales	Price	Volume/Mix
2022 Compared to 2021							
North America	(0.1)%	(0.4) pp	(10.8) pp	1.9 pp	9.2 %	13.0 pp	(3.8) pp
International	8.0 %	(8.1) pp	2.8 pp	1.7 pp	11.6 %	13.5 pp	(1.9) pp
Kraft Heinz	1.7 %	(2.0) pp	(8.0) pp	1.9 pp	9.8 %	13.2 pp	(3.4) pp

Adjusted EBITDA:

	December 31, 2022	December 25, 2021
	(in millions)	
Segment Adjusted EBITDA:		
North America	$ 5,284	$ 5,576
International	1,017	1,066
General corporate expenses	(298)	(271)
Depreciation and amortization (excluding restructuring activities)	(922)	(910)
Divestiture-related license income	56	4
Restructuring activities	(74)	(84)
Deal costs	(9)	(11)
Unrealized gains/(losses) on commodity hedges	(63)	(17)
Impairment losses	(999)	(1,634)
Certain non-ordinary course legal and regulatory matters	(210)	(62)
Equity award compensation expense	(148)	(197)
Operating income/(loss)	3,634	3,460
Interest expense	921	2,047
Other expense/(income)	(253)	(295)
Income/(loss) before income taxes	$ 2,966	$ 1,708

North America:

	2022 Compared to 2021		
	December 31, 2022	December 25, 2021	% Change
	(in millions)		
Net sales	$ 20,340	$ 20,351	(0.1)%
Organic Net Sales[a]	20,050	18,361	9.2 %
Segment Adjusted EBITDA	5,284	5,576	(5.2)%

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2022 Compared to Fiscal Year 2021:

Net sales decreased 0.1% to $20.3 billion in 2022 compared to $20.4 billion in 2021, including the unfavorable impacts of divestitures (10.8 pp) and foreign currency (0.4 pp), partially offset by the favorable impact of a 53rd week of shipments (1.9 pp). Organic Net Sales increased 9.2% to $20.1 billion in 2022 compared to $18.4 billion in 2021, driven by higher pricing (13.0 pp), which more than offset unfavorable volume/mix (3.8 pp). Higher pricing was primarily driven by increases to mitigate rising input costs. Unfavorable volume/mix was primarily due to declines in frozen, meat, condiments and sauces, coffee, ready-to-drink beverages, and desserts.

Segment Adjusted EBITDA decreased 5.2% to $5.3 billion in 2022 compared to $5.6 billion in 2021, primarily due to higher commodity costs (mainly in dairy, packaging materials, soybean and vegetable oils, meat, and energy); higher supply chain costs, reflecting inflationary pressure in procurement, logistics, and manufacturing costs; the unfavorable impact of the Cheese Transaction and Nuts Transaction (6.7 pp); unfavorable volume/mix; and the unfavorable impact of foreign currency (0.2 pp). These decreases to Segment Adjusted EBITDA more than offset higher pricing, efficiency gains, and the favorable impact of a 53rd week of shipments (1.9 pp).

International:

	2022 Compared to 2021		
	December 31, 2022	December 25, 2021	% Change
	(in millions)		
Net sales	$ 6,145	$ 5,691	8.0 %
Organic Net Sales[a]	6,199	5,556	11.6 %
Segment Adjusted EBITDA	1,017	1,066	(4.6)%

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Fiscal Year 2022 Compared to Fiscal Year 2021:

Net sales increased 8.0% to $6.1 billion in 2022 compared to $5.7 billion in 2021, including the favorable impacts of acquisitions and divestitures (2.8 pp) and a 53rd week of shipments (1.7 pp) and the unfavorable impact of foreign currency (8.1 pp). Organic Net Sales increased 11.6% to $6.2 billion in 2022 compared to $5.6 billion in 2021, driven by higher pricing (13.5 pp), which more than offset unfavorable volume/mix (1.9 pp). Higher pricing included increases across markets primarily to mitigate rising input costs. Unfavorable volume/mix was primarily due to declines across categories in Australia and New Zealand, declines in boxed dinners and condiments and sauces in the United Kingdom, and declines in condiments and sauces and infant nutrition in Russia, which more than offset higher foodservice sales across most markets and growth in Brazil.

Segment Adjusted EBITDA decreased 4.6% to $1.0 billion in 2022 compared to $1.1 billion in 2021, primarily due to higher supply chain costs, reflecting inflationary pressure in procurement, logistics, and manufacturing costs; higher commodity costs, including in packaging and energy; the unfavorable impact of foreign currency (7.2 pp); and unfavorable volume/mix, which more than offset higher pricing, efficiency gains, and the favorable impact of a 53rd week of shipments (1.6 pp).

Liquidity and Capital Resources

We believe that cash generated from our operating activities, commercial paper programs, and Senior Credit Facility will provide sufficient liquidity to meet our working capital needs, repayments of long-term debt, future contractual obligations, payment of our anticipated quarterly dividends, planned capital expenditures, restructuring expenditures, and contributions to our postemployment benefit plans for the next 12 months. An additional potential source of liquidity is access to capital markets. We intend to use our cash on hand and commercial paper programs for daily funding requirements.

Acquisitions and Divestitures:

In the first quarter of 2022, we closed the Just Spices Acquisition for cash consideration of approximately $243 million. In the second quarter of 2022, we closed the Hemmer Acquisition for cash consideration of approximately $279 million.

In the fourth quarter of 2022, we received approximately $108 million of cash consideration following the closing of the Powdered Cheese Transaction.

In the second quarter of 2021, we received approximately $3.4 billion of cash consideration following the closing of the Nuts Transaction. In connection with the Nuts Transaction, we paid approximately $700 million of cash taxes in the second half of 2021, primarily to U.S. federal and state tax authorities. We primarily utilized the post-tax transaction proceeds, along with cash on hand, to fund opportunistic repayments of long-term debt, including our tender offers in the second quarter of 2021 and our debt redemption and open market debt repurchases in the third quarter of 2021.

In the fourth quarter of 2021, we received approximately $3.2 billion of cash consideration following the closing of the Cheese Transaction. In connection with the Cheese Transaction, we paid approximately $620 million of cash taxes in the second quarter of 2022, primarily to U.S. federal and state tax authorities. We primarily utilized the post-tax transaction proceeds to fund our open market debt repurchases and tender offer in the fourth quarter of 2021.

Additionally, in the fourth quarter of 2021, we completed the Assan Foods Acquisition, which included cash consideration of approximately $70 million, and the BR Spices Acquisition for an insignificant amount of cash consideration.

See Note 4, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our acquisitions and divestitures. See Note 16, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our debt transactions.

Cash Flow Activity for 2022 Compared to 2021:

Net Cash Provided by/Used for Operating Activities:

Net cash provided by operating activities was $2.5 billion for the year ended December 31, 2022 compared to $5.4 billion for the year ended December 25, 2021. This decrease was primarily driven by proceeds from the sale of licenses in connection with the Cheese Transaction in 2021, higher cash outflows for inventories, primarily related to stock rebuilding, increased input costs, and the acceleration of payments to suppliers attributed to the wind-down of our existing product financing arrangements, as well as lower Adjusted EBITDA. These impacts were partially offset by lower cash outflows for interest primarily due to the reduction of long-term debt throughout 2022 and 2021.

Net Cash Provided by/Used for Investing Activities:

Net cash used for investing activities was $1.1 billion for the year ended December 31, 2022 compared to net cash provided by investing activities of $4.0 billion for the year ended December 25, 2021. This decrease was primarily driven by proceeds from the Nuts Transaction and Cheese Transaction in 2021, as well as payments for the Just Spices Acquisition and Hemmer Acquisition in 2022. These impacts were partially offset by increased proceeds from the settlement of net investment hedges and proceeds from the Powdered Cheese Transaction in 2022. We had 2022 capital expenditures of $916 million compared to 2021 capital expenditures of $905 million. We expect 2023 capital expenditures to be approximately $1.1 billion, primarily driven by capital investments for capacity expansion, maintenance, cost improvement and innovation projects, and technology.

Net Cash Provided by/Used for Financing Activities:

Net cash used for financing activities was $3.7 billion for the year ended December 31, 2022 compared to $9.3 billion for the year ended December 25, 2021. This change was primarily due to higher repayments of long-term debt and debt prepayment and extinguishment costs in 2021 related to our tender offers, debt repurchases, and debt redemptions in 2021. See Note 16, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our debt repayments.

Cash Held by International Subsidiaries:

Of the $1.0 billion cash and cash equivalents on our consolidated balance sheet at December 31, 2022, $707 million was held by international subsidiaries.

Subsequent to January 1, 2018, we consider the unremitted earnings of certain international subsidiaries that impose local country taxes on dividends to be indefinitely reinvested. For those undistributed earnings considered to be indefinitely reinvested, our intent is to reinvest these funds in our international operations, and our current plans do not demonstrate a need to repatriate the accumulated earnings to fund our U.S. cash requirements. The amount of unrecognized deferred tax liabilities for local country withholding taxes that would be owed, if repatriated, related to our 2018 through 2022 accumulated earnings of certain international subsidiaries is approximately $50 million.

Our undistributed historic earnings in foreign subsidiaries through December 31, 2017 are currently not considered to be indefinitely reinvested. Related to these undistributed historic earnings, we had recorded a deferred tax liability of approximately $10 million on approximately $90 million of historic earnings at December 31, 2022 and a deferred tax liability of approximately $10 million on approximately $135 million of historic earnings at December 25, 2021. The deferred tax liability relates to local withholding taxes that will be owed when this cash is distributed.

Trade Payables Programs:

In order to manage our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, which include the extension of payment terms. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 200 days. We also maintain agreements with third party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell one or more of those payment obligations to participating financial institutions. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Supplier participation in these agreements is voluntary. We estimate that the amounts outstanding under these programs were $1.1 billion at December 31, 2022 and $820 million at December 25, 2021.

Product Financing Arrangements:

We enter into various product financing arrangements to facilitate supply from our vendors. In the fourth quarter of 2022, we began to wind-down our existing product financing arrangements, with final impacts of the wind-down expected to extend into 2023. We continue to have access to these programs to facilitate supply from our vendors in the future, if we choose to do so. See Note 14, *Financing Arrangements*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our product financing arrangements.

Borrowing Arrangements:

As of the date of this filing, our long-term debt is rated BBB- by S&P Global Ratings ("S&P"), BBB by Fitch Ratings ("Fitch") and Baa3 by Moody's Investor Services, Inc. ("Moody's"), with a positive outlook from S&P and a stable outlook from Fitch and Moody's. In February 2020, Fitch and S&P downgraded our long-term credit rating from BBB- to BB+. These downgrades adversely affected our ability to access the commercial paper market. These downgrades did not constitute a default or event of default under any of our debt instruments. Our ability to borrow under the Senior Credit Facility was not affected by the downgrades. Our long-term credit rating was upgraded from BB+ to BBB- by S&P in March 2022 and by Fitch in May 2022. Fitch upgraded our long-term debt credit rating from BBB- to BBB in November 2022.

From time to time, we obtain funding through our commercial paper programs. We had no commercial paper outstanding at December 31, 2022, at December 25, 2021, or during the year ended December 25, 2021. The maximum amount of commercial paper outstanding during the year ended December 31, 2022 was $198 million, under our U.S. commercial paper program.

Our Senior Credit Facility provides for a revolving commitment of $4.0 billion through July 8, 2027. Subject to certain conditions, we may increase the amount of revolving commitments and/or add tranches of term loans in a combined aggregate amount of up to $1.0 billion.

No amounts were drawn on our Senior Credit Facility at December 31, 2022, our previous credit facility (the "Previous Senior Credit Facility") at December 25, 2021, or on either the Senior Credit Facility or Previous Senior Credit Facility during the years ended December 31, 2022 and December 25, 2021.

Our credit agreement contains customary representations, warranties, and covenants that are typical for these types of facilities and could, upon the occurrence of certain events of default, restrict our ability to access our Senior Credit Facility. We were in compliance with all financial covenants as of December 31, 2022.

Long-Term Debt:

Our long-term debt, including the current portion, was $20.1 billion at December 31, 2022 and $21.8 billion at December 25, 2021. This decrease was primarily due to approximately $315 million aggregate principal amount of floating rate senior notes that were repaid at maturity in August 2022, approximately $381 million aggregate principal amount of senior notes that were repaid at maturity in June 2022, approximately $6 million aggregate principal amount of senior notes that were repaid at maturity in March 2022, and approximately $755 million aggregate principal amount of senior notes repurchased in connection with the debt repurchases in 2022, as well as changes in foreign currency exchange rates on our foreign-denominated debt. We used cash on hand to fund our debt repurchases in 2022 and to pay related fees and expenses.

We have aggregate principal amounts of senior notes of approximately 750 million euros maturing in June 2023.

We may from time to time seek to retire or purchase our outstanding debt through redemptions, tender offers, cash purchases, prepayments, refinancing, exchange offers, open market or privately negotiated transactions, Rule 10b5-1 plans, or otherwise.

Our long-term debt contains customary representations, covenants, and events of default. We were in compliance with all financial covenants as of December 31, 2022.

See Note 16, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our long-term debt activity.

Equity and Dividends:

We paid dividends on our common stock of $2.0 billion in 2022, 2021, and 2020, respectively. Additionally, in the first quarter of 2023, our Board declared a cash dividend of $0.40 per share of common stock, which is payable on March 31, 2023 to stockholders of record on March 10, 2023.

The declaration of dividends is subject to the discretion of our Board and depends on various factors, including our net income, financial condition, cash requirements, future prospects, and other factors that our Board deems relevant to its analysis and decision making.

Aggregate Contractual Obligations:

Related to our current and long-term material cash requirements, the following table summarizes our aggregate contractual obligations at December 31, 2022, which we expect to primarily fund with cash from operating activities (in millions):

| | Material Cash Requirements | | | | |
	2023	2024-2025	2026-2027	2028 and Thereafter	Total
Long-term debt[a]	$ 1,690	$ 2,322	$ 5,319	$ 24,656	$ 33,987
Finance leases[b]	30	34	19	68	151
Operating leases[c]	150	223	160	292	825
Purchase obligations[d]	487	766	297	261	1,811
Other long-term liabilities[e]	57	142	38	135	372
Total	$ 2,414	$ 3,487	$ 5,833	$ 25,412	$ 37,146

(a) Amounts represent the expected cash payments of our long-term debt, including interest on long-term debt.

(b) Amounts represent the expected cash payments of our finance leases, including expected cash payments of interest expense.

(c) Operating leases represent the minimum rental commitments under non-cancellable operating leases net of sublease income.

(d) We have purchase obligations for materials, supplies, property, plant and equipment, and co-packing, storage, and distribution services based on projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology, and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure, and approximate timing of the transaction. Several of these obligations are long-term and are based on minimum purchase requirements. Certain purchase obligations contain variable pricing components, and, as a result, actual cash payments are expected to fluctuate based on changes in these variable components. Due to the proprietary nature of some of our materials and processes, certain supply contracts contain penalty provisions for early terminations. We do not believe that a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

(e) Other long-term liabilities primarily consist of estimated payments for the one-time toll charge related to 2017 U.S. tax reform, as well as postretirement benefit commitments. Certain other long-term liabilities related to income taxes, insurance accruals, and other accruals included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.

Pension plan contributions were $11 million in 2022. We estimate that 2023 pension plan contributions will be approximately $11 million. Postretirement benefit plan contributions were $12 million in 2022. We estimate that 2023 postretirement benefit plan contributions will be approximately $12 million. Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2023. Beyond 2023, we are unable to reliably estimate the timing of contributions to our pension or postretirement plans. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual pension or postretirement asset performance or interest rates, or other factors. As such, estimated pension and postretirement plan contributions for 2023 have been excluded from the above table.

At December 31, 2022, the amount of net unrecognized tax benefits for uncertain tax positions, including an accrual of related interest and penalties along with positions only impacting the timing of tax benefits, was approximately $555 million. The timing of payments will depend on the progress of examinations with tax authorities. We are unable to make a reasonably reliable estimate as to if or when any significant cash settlements with taxing authorities may occur; therefore, we have excluded the amount of net unrecognized tax benefits from the above table.

Supplemental Guarantor Information:

The Kraft Heinz Company (as the "Parent Guarantor") fully and unconditionally guarantees all the senior unsecured registered notes (collectively, the "KHFC Senior Notes") issued by Kraft Heinz Foods Company ("KHFC"), our 100% owned operating subsidiary (the "Guarantee"). See Note 16, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional descriptions of these guarantees.

The payment of the principal, premium, and interest on the KHFC Senior Notes is fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantor, pursuant to the terms and conditions of the applicable indenture. None of the Parent Guarantor's subsidiaries guarantee the KHFC Senior Notes.

The Guarantee is the Parent Guarantor's senior unsecured obligation and is: (i) *pari passu* in right of payment with all of the Parent Guarantor's existing and future senior indebtedness; (ii) senior in right of payment to all of the Parent Guarantor's future subordinated indebtedness; (iii) effectively subordinated to all of the Parent Guarantor's existing and future secured indebtedness to the extent of the value of the assets secured by that indebtedness; and (iv) effectively subordinated to all existing and future indebtedness and other liabilities of the Parent Guarantor's subsidiaries.

The KHFC Senior Notes are obligations exclusively of KHFC and the Parent Guarantor and not of any of the Parent Guarantor's other subsidiaries. Substantially all of the Parent Guarantor's operations are conducted through its subsidiaries. The Parent Guarantor's other subsidiaries are separate legal entities that have no obligation to pay any amounts due under the KHFC

Senior Notes or to make any funds available therefor, whether by dividends, loans, or other payments. Except to the extent the Parent Guarantor is a creditor with recognized claims against its subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of its subsidiaries will have priority with respect to the assets of such subsidiaries over its claims (and therefore the claims of its creditors, including holders of the KHFC Senior Notes). Consequently, the KHFC Senior Notes are structurally subordinated to all liabilities of the Parent Guarantor's subsidiaries and any subsidiaries that it may in the future acquire or establish. The obligations of the Parent Guarantor will terminate and be of no further force or effect in the following circumstances: (i) (a) KHFC's exercise of its legal defeasance option or, except in the case of a guarantee of any direct or indirect parent of KHFC, covenant defeasance option in accordance with the applicable indenture, or KHFC's obligations under the applicable indenture have been discharged in accordance with the terms of the applicable indenture or (b) as specified in a supplemental indenture to the applicable indenture; and (ii) the Parent Guarantor has delivered to the trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent provided for in the applicable indenture have been complied with. The Guarantee is limited by its terms to an amount not to exceed the maximum amount that can be guaranteed by the Parent Guarantor without rendering the Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

The following tables present summarized financial information for the Parent Guarantor and KHFC (as subsidiary issuer of the KHFC Senior Notes) (together, the "Obligor Group"), on a combined basis after the elimination of all intercompany balances and transactions between the Parent Guarantor and subsidiary issuer and investments in any subsidiary that is a non-guarantor.

Summarized Statement of Income

	For the Year Ended
	December 31, 2022
Net sales	$ 17,329
Gross profit[a]	5,775
Goodwill impairment losses	—
Intercompany service fees and other recharges	3,829
Operating income/(loss)	1,089
Equity in earnings/(losses) of subsidiaries	2,114
Net income/(loss)	2,363
Net income/(loss) attributable to common shareholders	2,363

(a) In 2022, the Obligor Group recorded $398 million of net sales to the non-guarantor subsidiaries and $38 million of purchases from the non-guarantor subsidiaries.

Summarized Balance Sheets

	December 31, 2022
ASSETS	
Current assets	$ 4,218
Current assets due from affiliates[a]	1,788
Non-current assets	5,445
Goodwill	8,823
Intangible assets, net	2,102
Non-current assets due from affiliates[b]	195
LIABILITIES	
Current liabilities	$ 4,915
Current liabilities due to affiliates[a]	1,791
Non-current liabilities	21,372
Non-current liabilities due to affiliates[b]	591

(a) Represents receivables and short-term lending due from and payables and short-term lending due to non-guarantor subsidiaries.

(b) Represents long-term lending due from and long-term borrowings due to non-guarantor subsidiaries.

Commodity Trends

We purchase and use large quantities of commodities, including dairy products, meat products, soybean and vegetable oils, tomatoes, coffee beans, sugar and other sweeteners, other fruits and vegetables, corn products, wheat products, and potatoes, to manufacture our products. In addition, we purchase and use significant quantities of resins, fiberboard, metals, and cardboard to package our products, and we use electricity, diesel fuel, and natural gas in the manufacturing and distribution of our products. We continuously monitor worldwide supply and cost trends of these commodities.

During the year ended December 31, 2022, we experienced higher commodity costs primarily for dairy, packaging materials, soybean and vegetable oils, energy (including diesel fuel, electricity, and natural gas), and meat as compared to the prior year period. These increases were primarily driven by overall market demand, inflationary pressures, and, in part, by the negative impact of the conflict between Russia and Ukraine on the global economy. We anticipate commodity costs to continue to increase and inflation to remain elevated through 2023. We manage commodity cost volatility primarily through pricing and risk management strategies. As a result of these risk management strategies, our commodity costs may not immediately correlate with market price trends.

In 2022, dairy commodities, primarily milk, cream, and cheese, were the most significant cost components of our cheese products. We purchase our dairy raw material requirements from independent third parties, such as agricultural cooperatives and independent processors. Market supply and demand, as well as government programs, significantly influence the prices for milk and other dairy products. Significant cost components of our meat products include pork, beef, and poultry, which we primarily purchase from applicable local markets. Livestock feed costs and the global supply and demand for U.S. meats influence the prices of these meat products.

Critical Accounting Estimates

Note 2, *Significant Accounting Policies*, in Item 8, *Financial Statements and Supplementary Data*, includes a summary of the significant accounting policies we used to prepare our consolidated financial statements. The following is a review of the more significant assumptions and estimates as well as accounting policies we used to prepare our consolidated financial statements.

Revenue Recognition:
Our revenues are primarily derived from customer orders for the purchase of our products. We recognize revenues as performance obligations are fulfilled when control passes to our customers. We record revenues net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes, and including all shipping and handling charges billed to customers (accounting for shipping and handling charges that occur after the transfer of control as fulfillment costs). We also record a refund liability for estimated product returns and customer allowances as reductions to revenues within the same period that the revenue is recognized. We base these estimates principally on historical and current period experience factors. We recognize costs paid to third party brokers to obtain contracts as expenses as our contracts are generally less than one year.

Advertising, Consumer Incentives, and Trade Promotions:
We promote our products with advertising, consumer incentives, and performance obligations related to trade promotions. Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, performance-based in-store display activities, and volume-based incentives. Variable consideration related to consumer incentive and trade promotion activities is recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization, redemption rates, and/or current period experience factors. We review and adjust these estimates at least quarterly based on actual experience and other information.

Advertising expenses are recorded in selling, general and administrative expenses ("SG&A"). For interim reporting purposes, we charge advertising to operations as a percentage of estimated full year sales activity and marketing costs. We then review and adjust these estimates each quarter based on actual experience and other information. Our definition of advertising expenses includes advertising production costs, in-store advertising costs, agency fees, brand promotions and events, and sponsorships, in addition to costs to obtain advertising in television, radio, print, digital, and social channels. We recorded advertising expenses of $945 million in 2022, $1,039 million in 2021, and $1,070 million in 2020. We also incur market research costs, which are recorded in SG&A but are excluded from advertising expenses.

Goodwill and Intangible Assets:
As of December 31, 2022, we maintain 11 reporting units, seven of which comprise our goodwill balance. These seven reporting units had an aggregate goodwill carrying amount of $30.8 billion at December 31, 2022. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands, which had an aggregate carrying amount of $38.6 billion as of December 31, 2022.

We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill. See Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of the timing of the annual impairment test.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units and brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax considerations, discount rates, growth rates, royalty rates, contributory asset charges, and other market factors. Our current expectations also include certain assumptions that could be negatively impacted if we are unable to meet our pricing expectations in relation to inflation. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units or brands might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to goodwill or intangible asset impairments.

As detailed in Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, we recorded impairment losses related to goodwill and indefinite-lived intangible assets. Our reporting units and brands that were impaired were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. Accordingly, these and other reporting units and brands that have 20% or less excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future.

Reporting units with 20% or less fair value over carrying amount had an aggregate goodwill carrying amount after impairment of $16.4 billion as of the Q3 2022 Annual Impairment Test and included Taste, Meals, and Away from Home (TMA), Canada and North America Coffee (CNAC), and Continental Europe. Reporting units with between 20-50% fair value over carrying amount had an aggregate goodwill carrying amount of $14.5 billion as of the Q3 2022 Annual Impairment Test and included Fresh, Beverages, and Desserts (FBD), Northern Europe, Asia, and Latin America (LATAM). Our reporting units that have less than 1% excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test are considered at a heightened risk of future impairments and include our CNAC and Continental Europe reporting units, which had an aggregate goodwill carrying amount after impairment of $2.4 billion. Our four remaining reporting units had no goodwill carrying amount at the time of the Q3 2022 Annual Impairment Test.

Brands with 20% or less fair value over carrying amount had an aggregate carrying amount after impairment of $16.6 billion as of the Q3 2022 Annual Impairment Test and included *Kraft*, *Oscar Mayer*, *Miracle Whip*, *Ore-Ida*, *Maxwell House*, *Cool Whip*, *Jet Puffed*, and *Plasmon*. The aggregate carrying amount of brands with fair value over carrying amount between 20-50% was $2.5 billion as of the Q3 2022 Annual Impairment Test. Although the remaining brands, with a carrying amount of $19.4 billion, have more than 50% excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test, these amounts are also associated with the 2013 Heinz Acquisition and the 2015 Merger and were initially recorded at the time of acquisition on our consolidated balance sheet at their estimated acquisition date fair values. Therefore, if any assumptions, estimates, or market factors change in the future, these amounts are also susceptible to impairments. Our brands that have less than 5% excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test are considered at a heightened risk of future impairments and include our *Kraft*, *Ore-Ida*, *Jet Puffed*, and *Plasmon* brands, which had an aggregate carrying amount of $11.3 billion.

We generally utilize the discounted cash flow method under the income approach to estimate the fair value of our reporting units. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net cash flows for each reporting unit (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax rates, long-term growth rates, and a discount rate that appropriately reflects the risks inherent in each future cash flow stream. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and guideline companies.

We utilize the excess earnings method under the income approach to estimate the fair value of certain of our largest brands. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net cash flows for each brand (including net sales, cost of products sold, and SG&A), contributory asset charges, income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future earnings attributable to the brand, and management's intent to invest in the brand indefinitely. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and guideline companies.

We utilize the relief from royalty method under the income approach to estimate the fair value of our remaining brands. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net sales for each brand, royalty rates (as a percentage of net sales that would hypothetically be charged by a licensor of the brand to an unrelated licensee), income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future cost savings attributable to the brand, and management's intent to invest in the brand indefinitely. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and guideline companies.

As detailed in Note 4, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, the Cheese Transaction closed in the fourth quarter of 2021. We received total consideration of approximately $3.3 billion, which included approximately $1.6 billion primarily attributed to the *Kraft* and *Velveeta* licenses that we granted to Lactalis and approximately $141 million attributed to the *Cracker Barrel* license that Lactalis granted to us, the amounts of which were based on the estimated fair values of the licensed portion of each brand as of the closing date of the Cheese Transaction.

In the fourth quarter of 2021, at the time the licensed rights were granted, we reassessed the remaining fair value of the retained portions of the *Kraft* and *Velveeta* brands and recorded a non-cash intangible asset impairment loss related to the *Kraft* brand of approximately $1.24 billion, which was recognized in SG&A.

The discount rates, long-term growth rates, and royalty rates used to estimate the fair values of our reporting units and our brands with 20% or less excess fair value over carrying amount, as well as the goodwill or brand carrying amounts, as of the Q3 2022 Annual Impairment Test for each reporting unit or brand, were as follows:

	Goodwill or Brand Carrying Amount (in billions)	Discount Rate		Long-Term Growth Rate		Royalty Rate	
		Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Reporting units	$ 16.4	7.0 %	8.0 %	1.5 %	2.0 %		
Brands (excess earnings method)	14.9	7.7 %	7.8 %	1.0 %	1.5 %		
Brands (relief from royalty method)	1.7	7.5 %	8.5 %	0.5 %	2.0 %	4.0 %	20.0 %

Assumptions used in impairment testing are made at a point in time and require significant judgment; therefore, they are subject to change based on the facts and circumstances present at each annual and interim impairment test date. Additionally, these assumptions are generally interdependent and do not change in isolation. However, as it is reasonably possible that changes in assumptions could occur, as a sensitivity measure, we have presented the estimated effects of isolated changes in discount rates, long-term growth rates, and royalty rates on the fair values of our reporting units and brands with 20% or less excess fair value over carrying amount. These estimated changes in fair value are not necessarily representative of the actual impairment that would be recorded in the event of a fair value decline.

If we had changed the assumptions used to estimate the fair value of our reporting units and brands with 20% or less excess fair value over carrying amount, as of the Q3 2022 Annual Impairment Test for each of these reporting units and brands, these isolated changes, which are reasonably possible to occur, would have led to the following increase/(decrease) in the aggregate fair value of these reporting units and brands (in billions):

	Discount Rate		Long-Term Growth Rate		Royalty Rate	
	50-Basis-Point		25-Basis-Point		100-Basis-Point	
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Reporting units	$ (2.8)	$ 3.4	$ 1.4	$ (1.3)		
Brands (excess earnings method)	(1.2)	1.4	0.5	(0.5)		
Brands (relief from royalty method)	(0.1)	0.2	0.1	(0.1)	$ 0.2	$ (0.2)

Definite-lived intangible assets are amortized on a straight-line basis over the estimated periods benefited. We review definite-lived intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of definite-lived intangible assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on definite-lived intangible assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

See Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for our impairment testing results.

Postemployment Benefit Plans:
We maintain various retirement plans for the majority of our employees. These include pension benefits, postretirement health care benefits, and defined contribution benefits. The cost of these plans is charged to expense over an appropriate term based on, among other things, the cost component and whether the plan is active or inactive. Changes in the fair value of our plan assets result in net actuarial gains or losses. These net actuarial gains and losses are deferred into accumulated other comprehensive income/(losses) and amortized within other expense/(income) in future periods using the corridor approach. The corridor is 10% of the greater of the market-related value of the plan's asset or projected benefit obligation. Any actuarial gains and losses in excess of the corridor are then amortized over an appropriate term based on whether the plan is active or inactive.

For our postretirement benefit plans, our 2023 health care cost trend rate assumption will be 6.6%. We established this rate based upon our most recent experience as well as our expectation for health care trend rates going forward. We anticipate the weighted average assumed ultimate trend rate will be 4.8%. The year in which the ultimate trend rate is reached varies by plan, ranging between the years 2023 and 2030. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

Our 2023 discount rate assumption will be 5.5% for service cost and 5.4% for interest cost for our postretirement plans. Our 2023 discount rate assumption will be 5.7% for service cost and 5.5% for interest cost for our U.S. pension plans and 5.3% for service cost and 5.0% for interest cost for our non-U.S. pension plans. We model these discount rates using a portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. Changes in our discount rates were primarily the result of changes in bond yields year-over-year.

Our 2023 expected return on plan assets will be 6.3% (net of applicable taxes) for our postretirement plans. Our 2023 expected rate of return on plan assets will be 6.6% for our U.S. pension plans and 5.1% for our non-U.S. pension plans. We determine our expected rate of return on plan assets from the plan assets' historical long-term investment performance, current and future asset allocation, and estimates of future long-term returns by asset class. We attempt to maintain our target asset allocation by re-balancing between asset classes as we make contributions and monthly benefit payments.

While we do not anticipate further changes in the 2023 assumptions for our U.S. and non-U.S. pension and postretirement benefit plans, as a sensitivity measure, a 100-basis-point change in our discount rate or a 100-basis-point change in the expected rate of return on plan assets would have the following effects, increase/(decrease) in cost (in millions):

	U.S. Plans		Non-U.S. Plans	
	100-Basis-Point		100-Basis-Point	
	Increase	Decrease	Increase	Decrease
Effect of change in discount rate on pension costs	$ 8	$ (11)	$ (3)	$ 4
Effect of change in expected rate of return on plan assets on pension costs	(30)	30	(17)	17
Effect of change in discount rate on postretirement costs	—	—	(1)	1
Effect of change in expected rate of return on plan assets on postretirement costs	(8)	8	—	—

Income Taxes:

We compute our annual tax rate based on the statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we earn income. Significant judgment is required in determining our annual tax rate and in evaluating the uncertainty of our tax positions. We recognize a benefit for tax positions that we believe will more likely than not be sustained upon examination. The amount of benefit recognized is the largest amount of benefit that we believe has more than a 50% probability of being realized upon settlement. We regularly monitor our tax positions and adjust the amount of recognized tax benefit based on our evaluation of information that has become available since the end of our last financial reporting period. The annual tax rate includes the impact of these changes in recognized tax benefits. When adjusting the amount of recognized tax benefits, we do not consider information that has become available after the balance sheet date, however we do disclose the effects of new information whenever those effects would be material to our financial statements. Unrecognized tax benefits represent the difference between the amount of benefit taken or expected to be taken in a tax return and the amount of benefit recognized for financial reporting. These unrecognized tax benefits are recorded primarily within other non-current liabilities on the consolidated balance sheets.

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, we consider future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, we would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or decrease to income. The resolution of tax reserves and changes in valuation allowances could be material to our results of operations for any period but is not expected to be material to our financial position.

New Accounting Pronouncements

See Note 3, *New Accounting Standards*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of new accounting pronouncements.

Contingencies

See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of our contingencies.

Non-GAAP Financial Measures

The non-GAAP financial measures we provide in this report should be viewed in addition to, and not as an alternative for, results prepared in accordance with U.S. GAAP.

To supplement the consolidated financial statements prepared in accordance with U.S. GAAP, we have presented Organic Net Sales, Adjusted EBITDA, and Adjusted EPS, which are considered non-GAAP financial measures. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable U.S. GAAP financial measures, such as net sales, net income/(loss), diluted EPS, or other measures prescribed by U.S. GAAP, and there are limitations to using non-GAAP financial measures.

Management uses these non-GAAP financial measures to assist in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect our underlying operations. We believe that Organic Net Sales, Adjusted EBITDA, and Adjusted EPS provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis.

Management believes that presenting our non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating our results. We believe that the presentation of these non-GAAP financial measures, when considered together with the corresponding U.S. GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting our business than could be obtained absent these disclosures.

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. We calculate the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which we calculate the previous year's results using the current year's exchange rate.

Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, we exclude, when they occur, the impacts of divestiture-related license income (e.g., income related to the sale of licenses in connection with the Cheese Transaction), restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities).

Adjusted EPS is defined as diluted EPS excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items (e.g., U.S. and non-U.S. tax reform), and including, when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

The Kraft Heinz Company
Reconciliation of Net Sales to Organic Net Sales
(dollars in millions)
(Unaudited)

	Net Sales	Currency	Acquisitions and Divestitures	53rd Week	Organic Net Sales	Price	Volume/Mix
2022							
North America	$ 20,340	$ (67)	$ —	$ 357	$ 20,050		
International	6,145	(430)	279	97	6,199		
Kraft Heinz	$ 26,485	$ (497)	$ 279	$ 454	$ 26,249		
2021							
North America	$ 20,351	$ —	$ 1,990	$ —	$ 18,361		
International	5,691	26	109	—	5,556		
Kraft Heinz	$ 26,042	$ 26	$ 2,099	$ —	$ 23,917		
Year-over-year growth rates							
North America	(0.1)%	(0.4) pp	(10.8) pp	1.9 pp	9.2 %	13.0 pp	(3.8) pp
International	8.0 %	(8.1) pp	2.8 pp	1.7 pp	11.6 %	13.5 pp	(1.9) pp
Kraft Heinz	1.7 %	(2.0) pp	(8.0) pp	1.9 pp	9.8 %	13.2 pp	(3.4) pp

The Kraft Heinz Company
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
(in millions)
(Unaudited)

	December 31, 2022	December 25, 2021
Net income/(loss)	$ 2,368	$ 1,024
Interest expense	921	2,047
Other expense/(income)	(253)	(295)
Provision for/(benefit from) income taxes	598	684
Operating income/(loss)	3,634	3,460
Depreciation and amortization (excluding restructuring activities)	922	910
Divestiture-related license income	(56)	(4)
Restructuring activities	74	84
Deal costs	9	11
Unrealized losses/(gains) on commodity hedges	63	17
Impairment losses	999	1,634
Certain non-ordinary course legal and regulatory matters	210	62
Equity award compensation expense	148	197
Adjusted EBITDA	$ 6,003	$ 6,371

The Kraft Heinz Company
Reconciliation of Diluted EPS to Adjusted EPS
(Unaudited)

	December 31, 2022		December 25, 2021	
Diluted EPS	$	1.91	$	0.82
Restructuring activities[a]		0.05		0.05
Unrealized losses/(gains) on commodity hedges[b]		0.04		0.01
Impairment losses[c]		0.70		1.07
Certain non-ordinary course legal and regulatory matters[d]		0.13		0.05
Losses/(gains) on sale of business[e]		(0.01)		0.15
Other losses/(gains) related to acquisitions and divestitures[f]		(0.02)		—
Nonmonetary currency devaluation[g]		0.01		—
Debt prepayment and extinguishment (benefit)/costs[h]		(0.03)		0.59
Certain significant discrete income tax items[i]		—		0.19
Adjusted EPS	$	2.78	$	2.93

(a) Gross expenses/(income) included in restructuring activities were expenses of $74 million ($56 million after-tax) in 2022 and $84 million ($64 million after-tax) in 2021 and were recorded in the following income statement line items:

- Cost of products sold included expenses of $27 million in 2022 and $13 million in 2021;
- SG&A included expenses of $47 million in 2022 and $70 million in 2021; and
- Other expense/(income) included expenses of $1 million in 2021.

(b) Gross expenses/(income) included in unrealized losses/(gains) on commodity hedges were expenses of $63 million ($48 million after-tax) in 2022 and $17 million ($13 million after-tax) in 2021 and were recorded in cost of products sold.

(c) Gross impairment losses included the following:

- Goodwill impairment losses of $444 million ($444 million after-tax) in 2022 and $318 million ($318 million after-tax) in 2021, which were recorded in SG&A;
- Intangible asset impairment losses of $469 million ($358 million after-tax) in 2022 and $1.3 billion ($1.0 billion after-tax) in 2021, which were recorded in SG&A; and
- Property, plant and equipment asset impairment losses of $86 million ($65 million after-tax) in 2022, which were recorded in cost of products sold.

(d) Gross expenses included in certain non-ordinary course legal and regulatory matters were $210 million ($161 million after-tax) in 2022 and $62 million ($62 million after-tax) in 2021 and were recorded in SG&A. The 2022 expenses relate to an accrual in connection with the previously disclosed securities class action lawsuit. The 2021 expenses relate to the settlement of the previously disclosed SEC investigation. See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*, for additional information.

(e) Gross expenses/(income) included in losses/(gains) on sale of business were income of $25 million ($17 million after-tax) in 2022 and income of $44 million (expenses of $181 million after-tax) in 2021 and were recorded in other expense/(income).

(f) Gross expenses/(income) included in other losses/(gains) related to acquisitions and divestitures were income of $38 million ($29 million after-tax) in 2022 and were recorded in other expense/(income).

(g) Gross expenses included in nonmonetary currency devaluation were $17 million ($17 million after-tax) in 2022 and were recorded in other expense/(income).

(h) Gross expenses/(income) included in debt prepayment and extinguishment (benefit)/costs were income of $38 million ($35 million after-tax) in 2022 and expenses of $917 million ($728 million after-tax) in 2021 and were recorded in interest expense.

(i) Certain significant discrete income tax items were an expense of $235 million in 2021. The impact in 2021 relates to the revaluation of our deferred tax balances due to an increase in U.K. tax rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks from adverse changes in commodity prices, foreign exchange rates, and interest rates. We monitor and manage these exposures as part of our overall risk management program. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that volatility in these markets may have on our operating results. We maintain risk management policies that principally use derivative financial instruments to reduce significant, unanticipated fluctuations in earnings and cash flows that may arise from variations in commodity prices, foreign currency exchange rates, and interest rates. We manage market risk by incorporating parameters within our risk management strategy that limit the types of derivative instruments, the derivative strategies we use, and the degree of market risk that we hedge with derivative instruments. See Note 2, *Significant Accounting Policies*, and Note 12, *Financial Instruments*, in Item 8, *Financial Statements and Supplementary Data*, for details of our market risk management policies and the financial instruments used to hedge those exposures.

When we use financial instruments, we are exposed to credit risk that a counterparty might fail to fulfill its performance obligations under the terms of our agreement. We minimize our credit risk by entering into transactions with counterparties with investment grade credit ratings, limiting the amount of exposure we have with each counterparty, and monitoring the financial condition of our counterparties. We maintain a policy of requiring that all significant, non-exchange traded derivative contracts are governed by an International Swaps and Derivatives Association master agreement. By policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes.

Effect of Hypothetical 10% Fluctuation in Market Prices:
The potential gain or loss on the fair value of our outstanding commodity contracts, foreign exchange contracts, and cross-currency swap contracts, assuming a hypothetical 10% fluctuation in commodity prices and foreign currency exchange rates, would have been (in millions):

	December 31, 2022	December 25, 2021
Commodity contracts	$ 94	$ 56
Foreign currency contracts	71	130
Cross-currency swap contracts	211	318

It should be noted that any change in the fair value of our derivative contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In relation to foreign currency contracts, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. Our utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in our portfolio of financial instruments are a function of our results of operations, debt repayments and debt issuances, market effects on debt and foreign currency, and our acquisition and divestiture activities.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Kraft Heinz Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Kraft Heinz Company and its subsidiaries (the "Company") as of December 31, 2022 and December 25, 2021, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 25, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessments

As described in Notes 2 and 8 to the consolidated financial statements, the Company's consolidated goodwill balance was $30.8 billion as of December 31, 2022. Historically, management tested reporting units for impairment annually as of the first day of the second quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Beginning in the third quarter of 2022 and for subsequent annual periods, management voluntarily changed the annual impairment assessment date to the first day of the third quarter. Reporting units are tested for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and carrying amount, not to exceed the associated carrying amount of goodwill. Management recognized non-cash goodwill impairment losses of $444 million for the year ended December 31, 2022. Management utilizes the discounted cash flow method under the income approach to estimate the fair value of reporting units. As disclosed by management, management's cash flow projections included significant assumptions related to net sales, cost of products sold, selling, general, and administrative costs (SG&A), depreciation and amortization, working capital, capital expenditures, income tax rates, discount rates, long-term growth rates, and other market factors.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are (i) the significant judgment by management when developing the fair value of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to net sales, cost of products sold, SG&A, discount rates, and long-term growth rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the Company's reporting units. These procedures also included, among others (i) testing management's process for developing the fair value of the reporting units; (ii) evaluating the appropriateness of the discounted cash flow method; (iii) testing the completeness and accuracy of underlying data used in the method; and (iv) evaluating the significant assumptions related to net sales, cost of products sold, SG&A, discount rates and long-term growth rates. Evaluating management's assumptions related to net sales, cost of products sold, SG&A, discount rates and long-term growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of (i) the Company's discounted cash flow method and (ii) the discount rate and long-term growth rate assumptions.

Indefinite-Lived Intangible Assets Impairment Assessments

As described in Notes 2 and 8 to the consolidated financial statements, the Company's consolidated indefinite-lived intangible assets balance, which consists primarily of individual brands, was $38.6 billion as of December 31, 2022. Historically, management tested brands for impairment annually as of the first day of the second quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a brand is less than its carrying amount. Beginning in the third quarter of 2022 and for subsequent annual periods, management voluntarily changed the annual impairment assessment date to the first day of the third quarter. Brands are tested for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a brand exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and carrying amount. Management recognized non-cash indefinite-lived intangible asset impairment losses of $462 million for the year ended December 31, 2022. As disclosed by management, management utilizes either an excess earnings method or relief from royalty method to estimate the fair value of its brands. Using the excess earnings method, management's cash flow projections included significant assumptions relating to net sales, cost of products sold, SG&A, contributory asset charges, income tax considerations, long-term growth rates, discount rates, and other market factors. Using the relief from royalty method, management's cash flow projections included significant assumptions related to net sales, royalty rates, income tax considerations, long-term growth rates, discount rates, and other market factors.

The principal considerations for our determination that performing procedures relating to the indefinite-lived intangible assets impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value of the brands; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to net sales, cost of products sold, SG&A, long-term growth rates and discount rates for the excess earnings method and net sales, royalty rates, long-term growth rates and discount rates for the relief from royalty method; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite-lived intangible assets impairment assessment, including controls over the valuation of the Company's indefinite-lived intangible assets. These procedures also included, among others (i) testing management's process for developing the fair value of the brands; (ii) evaluating the appropriateness of the excess earnings and relief from royalty methods; (iii) testing the completeness and accuracy of underlying data used in the methods; and (iv) evaluating the significant assumptions used by management related to net sales, cost of products sold, SG&A, long-term growth rates and discount rates for the excess earnings method and net sales, royalty rates, long-term growth rates and discount rates for the relief from royalty method. Evaluating management's assumptions related to net sales, cost of products sold, SG&A, long-term growth rates and discount rates for the excess earnings method and net sales, royalty rates, long-term growth rates and discount rates for the relief from royalty method involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the individual brands; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of (i) the Company's excess earnings and relief from royalty methods and (ii) the royalty rate for the relief from royalty method and long-term growth rate and discount rate assumptions for the excess earnings method and relief from royalty method.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 16, 2023

We have served as the Company's or its predecessors' auditor since 1979.

The Kraft Heinz Company
Consolidated Statements of Income
(in millions, except per share data)

	December 31, 2022	December 25, 2021	December 26, 2020
Net sales	$ 26,485	$ 26,042	$ 26,185
Cost of products sold	18,363	17,360	17,008
Gross profit	8,122	8,682	9,177
Selling, general and administrative expenses, excluding impairment losses	3,575	3,588	3,650
Goodwill impairment losses	444	318	2,343
Intangible asset impairment losses	469	1,316	1,056
Selling, general and administrative expenses	4,488	5,222	7,049
Operating income/(loss)	3,634	3,460	2,128
Interest expense	921	2,047	1,394
Other expense/(income)	(253)	(295)	(296)
Income/(loss) before income taxes	2,966	1,708	1,030
Provision for/(benefit from) income taxes	598	684	669
Net income/(loss)	2,368	1,024	361
Net income/(loss) attributable to noncontrolling interest	5	12	5
Net income/(loss) attributable to common shareholders	$ 2,363	$ 1,012	$ 356
Per share data applicable to common shareholders:			
Basic earnings/(loss)	$ 1.93	$ 0.83	$ 0.29
Diluted earnings/(loss)	1.91	0.82	0.29

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Statements of Comprehensive Income
(in millions)

	December 31, 2022		December 25, 2021		December 26, 2020
Net income/(loss)	$	2,368	$ 1,024	$	361
Other comprehensive income/(loss), net of tax:					
Foreign currency translation adjustments		(914)	(236)		327
Net deferred gains/(losses) on net investment hedges		343	169		(321)
Amounts excluded from the effectiveness assessment of net investment hedges		32	35		26
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)		(28)	(29)		(17)
Net deferred gains/(losses) on cash flow hedges		(72)	(91)		144
Amounts excluded from the effectiveness assessment of cash flow hedges		14	27		24
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)		26	68		(116)
Net actuarial gains/(losses) arising during the period		(386)	232		(27)
Net postemployment benefit losses/(gains) reclassified to net income/(loss)		(8)	(26)		(118)
Total other comprehensive income/(loss)		(993)	149		(78)
Total comprehensive income/(loss)		1,375	1,173		283
Comprehensive income/(loss) attributable to noncontrolling interest		(2)	18		8
Comprehensive income/(loss) attributable to common shareholders	$	1,377	$ 1,155	$	275

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Balance Sheets
(in millions, except per share data)

	December 31, 2022	December 25, 2021
ASSETS		
Cash and cash equivalents	$ 1,040	$ 3,445
Trade receivables (net of allowances of $46 at December 31, 2022 and $48 at December 25, 2021)	2,120	1,957
Inventories	3,651	2,729
Prepaid expenses	240	136
Other current assets	842	716
Assets held for sale	4	11
Total current assets	7,897	8,994
Property, plant and equipment, net	6,740	6,806
Goodwill	30,833	31,296
Intangible assets, net	42,649	43,542
Other non-current assets	2,394	2,756
TOTAL ASSETS	$ 90,513	$ 93,394
LIABILITIES AND EQUITY		
Commercial paper and other short-term debt	$ 6	$ 14
Current portion of long-term debt	831	740
Trade payables	4,848	4,753
Accrued marketing	749	804
Interest payable	264	268
Income taxes payable	136	541
Other current liabilities	2,194	1,944
Total current liabilities	9,028	9,064
Long-term debt	19,233	21,061
Deferred income taxes	10,152	10,536
Accrued postemployment costs	144	205
Long-term deferred income	1,477	1,534
Other non-current liabilities	1,609	1,542
TOTAL LIABILITIES	41,643	43,942
Commitments and Contingencies (Note 15)		
Redeemable noncontrolling interest	40	4
Equity:		
Common stock, $0.01 par value (5,000 shares authorized; 1,243 shares issued and 1,225 shares outstanding at December 31, 2022; 1,235 shares issued and 1,224 shares outstanding at December 25, 2021)	12	12
Additional paid-in capital	51,834	53,379
Retained earnings/(deficit)	489	(1,682)
Accumulated other comprehensive income/(losses)	(2,810)	(1,824)
Treasury stock, at cost (18 shares at December 31, 2022 and 11 shares at December 25, 2021)	(847)	(587)
Total shareholders' equity	48,678	49,298
Noncontrolling interest	152	150
TOTAL EQUITY	48,830	49,448
TOTAL LIABILITIES AND EQUITY	$ 90,513	$ 93,394

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Statements of Equity
(in millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income/(Losses)	Treasury Stock, at Cost	Noncontrolling Interest	Total Equity
Balance at December 28, 2019	$ 12	$ 56,828	$ (3,060)	$ (1,886)	$ (271)	$ 126	$ 51,749
Net income/(loss) excluding redeemable noncontrolling interest	—	—	356	—	—	15	371
Other comprehensive income/(loss) excluding redeemable noncontrolling interest	—	—	—	(81)	—	3	(78)
Dividends declared-common stock ($1.60 per share)	—	(1,973)	—	—	—	—	(1,973)
Dividends declared-noncontrolling interest ($75.32 per share)	—	—	—	—	—	(4)	(4)
Exercise of stock options, issuance of other stock awards, and other	—	241	10	—	(73)	—	178
Balance at December 26, 2020	12	55,096	(2,694)	(1,967)	(344)	140	50,243
Net income/(loss) excluding redeemable noncontrolling interest	—	—	1,012	—	—	12	1,024
Other comprehensive income/(loss) excluding redeemable noncontrolling interest	—	—	—	143	—	6	149
Dividends declared-common stock ($1.60 per share)	—	(1,979)	—	—	—	—	(1,979)
Dividends declared-noncontrolling interest ($108.71 per share)	—	—	—	—	—	(8)	(8)
Exercise of stock options, issuance of other stock awards, and other	—	262	—	—	(243)	—	19
Balance at December 25, 2021	12	53,379	(1,682)	(1,824)	(587)	150	49,448
Net income/(loss) excluding redeemable noncontrolling interest	—	—	2,363	—	—	9	2,372
Other comprehensive income/(loss) excluding redeemable noncontrolling interest	—	—	—	(986)	—	(4)	(990)
Dividends declared-common stock ($1.60 per share)	—	(1,779)	(193)	—	—	—	(1,972)
Dividends declared-noncontrolling interest ($100.30 per share)	—	—	—	—	—	(7)	(7)
Exercise of stock options, issuance of other stock awards, and other	—	234	1	—	(260)	4	(21)
Balance at December 31, 2022	$ 12	$ 51,834	$ 489	$ (2,810)	$ (847)	$ 152	$ 48,830

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Statements of Cash Flows
(in millions)

	December 31, 2022	December 25, 2021	December 26, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income/(loss)	$ 2,368	$ 1,024	$ 361
Adjustments to reconcile net income/(loss) to operating cash flows:			
Depreciation and amortization	933	910	969
Amortization of postemployment benefit plans prior service costs/(credits)	(14)	(7)	(122)
Divestiture-related license income	(56)	(4)	—
Equity award compensation expense	148	197	156
Deferred income tax provision/(benefit)	(278)	(1,042)	(343)
Postemployment benefit plan contributions	(23)	(27)	(27)
Goodwill and intangible asset impairment losses	913	1,634	3,399
Nonmonetary currency devaluation	17	—	6
Loss/(gain) on sale of business	(25)	(44)	2
Proceeds from sale of license	—	1,587	—
Loss/(gain) on extinguishment of debt	(38)	917	124
Other items, net	7	(187)	(54)
Changes in current assets and liabilities:			
Trade receivables	(228)	87	(26)
Inventories	(1,121)	(144)	(249)
Accounts payable	152	408	207
Other current assets	(314)	(32)	40
Other current liabilities	28	87	486
Net cash provided by/(used for) operating activities	2,469	5,364	4,929
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(916)	(905)	(596)
Payments to acquire business, net of cash acquired	(481)	(74)	—
Settlement of net investment hedges	208	(28)	25
Proceeds from sale of business, net of cash disposed and working capital adjustments	88	5,014	—
Other investing activities, net	10	31	49
Net cash provided by/(used for) investing activities	(1,091)	4,038	(522)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of long-term debt	(1,465)	(6,202)	(4,697)
Proceeds from issuance of long-term debt	—	—	3,500
Debt prepayment and extinguishment benefit/(costs)	10	(924)	(116)
Proceeds from revolving credit facility	—	—	4,000
Repayments of revolving credit facility	—	—	(4,000)
Proceeds from issuance of commercial paper	228	—	—
Repayments of commercial paper	(228)	—	—
Dividends paid	(1,960)	(1,959)	(1,958)
Other financing activities, net	(299)	(259)	(60)
Net cash provided by/(used for) financing activities	(3,714)	(9,344)	(3,331)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(69)	(30)	62
Cash, cash equivalents, and restricted cash			
Net increase/(decrease)	(2,405)	28	1,138
Balance at beginning of period	3,446	3,418	2,280
Balance at end of period	$ 1,041	$ 3,446	$ 3,418
CASH PAID DURING THE PERIOD FOR:			
Interest	$ 937	$ 1,196	$ 1,286
Income taxes, net of refunds	1,260	1,295	1,027

See accompanying notes to the consolidated financial statements.

Note 1. Basis of Presentation

Organization

On July 2, 2015 (the "2015 Merger Date"), through a series of transactions, we consummated the merger of Kraft Foods Group, Inc. ("Kraft") with and into a wholly-owned subsidiary of H.J. Heinz Holding Corporation ("Heinz") (the "2015 Merger"). At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company. Before the consummation of the 2015 Merger, Heinz was controlled by Berkshire Hathaway Inc. and 3G Global Food Holdings, LP, following their acquisition of H. J. Heinz Company on June 7, 2013 (the "2013 Heinz Acquisition").

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Unless the context requires otherwise, references to years and quarters contained herein pertain to our fiscal years and fiscal quarters. Our 2022 fiscal year was a 53-week period that ended on December 31, 2022, our 2021 fiscal year was a 52-week period that ended on December 25, 2021, and our 2020 fiscal year was a 52-week period that ended on December 26, 2020.

Principles of Consolidation

The consolidated financial statements include The Kraft Heinz Company and all of our controlled subsidiaries. All intercompany transactions are eliminated.

Reportable Segments

In the second quarter of 2022, our internal reporting and reportable segments changed. We combined our United States and Canada zones to form the North America zone as a result of previously announced organizational changes, which are intended to advance and support our long-term growth plans by streamlining and synergizing our United States and Canada businesses. Subsequently, we manage and report our operating results through two reportable segments defined by geographic region: North America and International. We have reflected this change in all historical periods presented.

Use of Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires us to make accounting policy elections, estimates, and assumptions that affect the reported amount of assets, liabilities, reserves, and expenses. These accounting policy elections, estimates, and assumptions are based on our best estimates and judgments. We evaluate our policy elections, estimates, and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. We believe these estimates to be reasonable given the current facts available. We adjust our policy elections, estimates, and assumptions when facts and circumstances dictate. Market volatility, including foreign currency exchange rates, increases the uncertainty inherent in our estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. If actual amounts differ from estimates, we include the revisions in our consolidated results of operations in the period the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our consolidated financial statements.

Reclassifications

We made reclassifications and adjustments to certain previously reported financial information to conform to our current period presentation.

Held for Sale

At December 31, 2022, we classified certain assets as held for sale in our consolidated balance sheet, primarily relating to land use rights across the globe. At December 25, 2021, we classified certain assets as held for sale in our consolidated balance sheet, including inventory in our International segment and certain manufacturing equipment and land use rights across the globe.

Cash, Cash Equivalents, and Restricted Cash

Cash equivalents include term deposits with banks, money market funds, and all highly liquid investments with original maturities of three months or less. The fair value of cash equivalents approximates the carrying amount. Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in other current assets or other non-current assets, as applicable, on the consolidated balance sheets. Restricted cash recorded in other non-current assets was $1 million at December 31, 2022 and $1 million at December 25, 2021. Total cash, cash equivalents, and restricted cash was $1,041 million at December 31, 2022 and $3,446 million at December 25, 2021.

Note 2. Significant Accounting Policies

Revenue Recognition:
Our revenues are primarily derived from customer orders for the purchase of our products. We recognize revenues as performance obligations are fulfilled when control passes to our customers. We record revenues net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes, and including all shipping and handling charges billed to customers (accounting for shipping and handling charges that occur after the transfer of control as fulfillment costs). We also record a refund liability for estimated product returns and customer allowances as reductions to revenues within the same period that the revenue is recognized. We base these estimates principally on historical and current period experience factors. We recognize costs paid to third party brokers to obtain contracts as expenses as our contracts are generally less than one year.

Advertising, Consumer Incentives, and Trade Promotions:
We promote our products with advertising, consumer incentives, and performance obligations related to trade promotions. Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, performance-based in-store display activities, and volume-based incentives. Variable consideration related to consumer incentive and trade promotion activities is recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization, redemption rates, and/or current period experience factors. We review and adjust these estimates at least quarterly based on actual experience and other information.

Advertising expenses are recorded in selling, general and administrative expenses ("SG&A"). For interim reporting purposes, we charge advertising to operations as a percentage of estimated full year sales activity and marketing costs. We then review and adjust these estimates each quarter based on actual experience and other information. Our definition of advertising expenses includes advertising production costs, in-store advertising costs, agency fees, brand promotions and events, and sponsorships, in addition to costs to obtain advertising in television, radio, print, digital, and social channels. We recorded advertising expenses of $945 million in 2022, $1,039 million in 2021, and $1,070 million in 2020. We also incur market research costs, which are recorded in SG&A but are excluded from advertising expenses.

Research and Development Expense:
We expense costs as incurred for product research and development within SG&A. Research and development expenses were approximately $127 million in 2022, $140 million in 2021, and $119 million in 2020.

Stock-Based Compensation:
We recognize compensation costs related to equity awards on a straight-line basis over the vesting period of the award, which is generally three to five years, or on a straight-line basis over the requisite service period for each separately vesting portion of the awards. These costs are primarily recognized within SG&A. We estimate expected forfeitures rather than recognizing forfeitures as they occur in determining our equity award compensation costs. We classify equity award compensation costs primarily within general corporate expenses. See Note 10, *Employees' Stock Incentive Plans*, for additional information.

Postemployment Benefit Plans:
We maintain various retirement plans for the majority of our employees. These include pension benefits, postretirement health care benefits, and defined contribution benefits. The cost of these plans is charged to expense over an appropriate term based on, among other things, the cost component and whether the plan is active or inactive. Changes in the fair value of our plan assets result in net actuarial gains or losses. These net actuarial gains and losses are deferred into accumulated other comprehensive income/(losses) and amortized within other expense/(income) in future periods using the corridor approach. The corridor is 10% of the greater of the market-related value of the plan's asset or projected benefit obligation. Any actuarial gains and losses in excess of the corridor are then amortized over an appropriate term based on whether the plan is active or inactive. See Note 11, *Postemployment Benefits*, for additional information.

Income Taxes:

We recognize income taxes based on amounts refundable or payable for the current year and record deferred tax assets or liabilities for any difference between the financial reporting and tax basis of our assets and liabilities. We also recognize deferred tax assets for temporary differences, operating loss carryforwards, and tax credit carryforwards. Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities, and expectations about future outcomes. Realization of certain deferred tax assets, primarily net operating loss and other carryforwards, is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods.

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect our results in the quarter of such change.

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, we consider future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, we would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding adjustment to our provision for/(benefit from) income taxes. The resolution of tax reserves and changes in valuation allowances could be material to our results of operations for any period, but is not expected to be material to our financial position.

Common Stock and Preferred Stock Dividends:

Dividends are recorded as a reduction to retained earnings. When we have an accumulated deficit, dividends are recorded as a reduction of additional paid-in capital.

Inventories:

Inventories are stated at the lower of cost or net realizable value. We value inventories primarily using the average cost method.

Property, Plant and Equipment:

Property, plant and equipment are stated at historical cost and depreciated on the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from three years to 20 years and buildings and improvements over periods up to 40 years. Capitalized software costs are included in property, plant and equipment if we have the contractual right to take possession of the software at any time and it is feasible for us to either run the software on our own hardware or contract with a third party to host the software. These costs are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed seven years. We review long-lived assets for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Hosted Cloud Computing Arrangement that is a Service Contract:

Deferred implementation costs for hosted cloud computing service arrangements are stated at historical cost and amortized on a straight-line basis over the term of the hosting arrangement that the implementation costs relate to. Deferred implementation costs to be amortized during the next 12 months for these arrangements are included in prepaid expenses and amortized to SG&A. All remaining amounts to be amortized are included in other non-current assets. The corresponding cash flows related to these arrangements will be reported within operating activities. We review the deferred implementation costs for impairment when we believe the deferred costs may no longer be recoverable. Such conditions could include situations where the arrangement is not expected to provide substantive service potential, a significant change occurs in the manner in which the arrangement is used or expected to be used, including early cancellation or termination of the arrangement, or situations where the arrangement has had, or will have, a significant change made to it. In instances where we have concluded that an impairment exists, we accelerate the deferred costs on the consolidated balance sheet for immediate expense recognition in SG&A.

***Goodwill and Intangible Assets*:**

We maintain 11 reporting units, seven of which comprise our goodwill balance. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands. We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill. See Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of the timing of the annual impairment test.

Definite-lived intangible assets are amortized on a straight-line basis over the estimated periods benefited. We review definite-lived intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of definite-lived intangible assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on definite-lived intangible assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

See Note 8, *Goodwill and Intangible Assets*, for additional information.

Leases:

We determine whether a contract is or contains a lease at contract inception based on the presence of identified assets and our right to obtain substantially all the economic benefit from and to direct the use of such assets. When we determine a lease exists, we record a right-of-use ("ROU") asset and corresponding lease liability on our consolidated balance sheet. ROU assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized at the lease commencement date at the value of the lease liability and are adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most of our leases, we use our incremental borrowing rate (dependent on tenor and currency and adjusted to reflect collateralization) based on the information available at the lease commencement date in determining the present value of lease payments. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

We do not record lease contracts with a term of 12 months or less on our consolidated balance sheets.

We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense over the shorter of the estimated useful life of the underlying assets or the lease term. In instances of title transfer, expense is recognized over the useful life. Interest expense on a finance lease is recognized using the effective interest method over the lease term.

We have lease agreements with non-lease components that relate to the lease components (e.g., common area maintenance such as cleaning or landscaping, insurance, etc.). We account for each lease and any non-lease components associated with that lease as a single lease component for all underlying asset classes. Accordingly, all costs associated with a lease contract are accounted for as lease costs.

Certain leasing arrangements require variable payments that are dependent on usage or output or may vary for other reasons, such as insurance and tax payments. Variable lease payments that do not depend on an index or rate are excluded from lease payments in the measurement of the ROU asset and lease liability and are recognized as expense in the period in which the payment occurs.

Our lease agreements do not include significant restrictions or covenants, and residual value guarantees are generally not included within our leases.

Financial Instruments:

As we source our commodities on global markets and periodically enter into financing or other arrangements abroad, we use a variety of risk management strategies and financial instruments to manage commodity price, foreign currency exchange rate, and interest rate risks. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on our operating results. One way we do this is through actively hedging our risks through the use of derivative instruments. As a matter of policy, we do not use highly leveraged derivative instruments, nor do we use financial instruments for speculative purposes.

Derivatives are recorded on our consolidated balance sheets as assets or liabilities at fair value, which fluctuates based on changing market conditions.

Certain derivatives are designated as cash flow hedges and qualify for hedge accounting treatment, while others are not designated as hedging instruments and are marked to market through net income/(loss). The gains and losses on cash flow hedges are deferred as a component of accumulated other comprehensive income/(losses) and are recognized in net income/(loss) at the time the hedged item affects net income/(loss), in the same line item as the underlying hedged item. The excluded component on cash flow hedges is recognized in net income/(loss) over the life of the hedging relationship in the same income statement line item as the underlying hedged item. We also designate certain derivatives and non-derivatives as net investment hedges to hedge the net assets of certain foreign subsidiaries which are exposed to volatility in foreign currency exchange rates. Changes in the value of these derivatives and remeasurements of our non-derivatives designated as net investment hedges are calculated each period using the spot method, with changes reported in foreign currency translation adjustment within accumulated other comprehensive income/(losses). Such amounts will remain in accumulated other comprehensive income/(losses) until the complete or substantially complete liquidation of our investment in the underlying foreign operations. The excluded component on derivatives designated as net investment hedges is recognized in net income/(loss) within interest expense. The income statement classification of gains and losses related to derivative instruments not designated as hedging instruments is determined based on the underlying intent of the contracts. Cash flows related to the settlement of derivative instruments designated as net investment hedges of foreign operations are classified in the consolidated statements of cash flows within investing activities. All other cash flows related to derivative instruments are classified in the same line item as the cash flows of the related hedged item, which is generally within operating activities.

To qualify for hedge accounting, a specified level of hedging effectiveness between the hedging instrument and the item being hedged must be achieved at inception and maintained throughout the hedged period. When a hedging instrument no longer meets the specified level of hedging effectiveness, we reclassify the related hedge gains or losses previously deferred into other comprehensive income/(losses) to net income/(loss) within other expense/(income). We formally document our risk management objectives, our strategies for undertaking the various hedge transactions, the nature of and relationships between the hedging instruments and hedged items, and the method for assessing hedge effectiveness. Additionally, for qualified hedges of forecasted transactions, we specifically identify the significant characteristics and expected terms of the forecasted transactions. If it becomes probable that a forecasted transaction will not occur, the hedge will no longer be effective and all of the derivative gains or losses would be recognized in net income/(loss) in the current period.

Unrealized gains and losses on our commodity derivatives not designated as hedging instruments are recorded in cost of products sold and are included within general corporate expenses until realized. Once realized, the gains and losses are included within the applicable segment operating results. See Note 12, *Financial Instruments*, for additional information.

Our designated and undesignated derivative contracts include:

- *Net investment hedges.* We have numerous investments in our foreign subsidiaries, the net assets of which are exposed to volatility in foreign currency exchange rates. We manage this risk by utilizing derivative and non-derivative instruments, including cross-currency swap contracts, foreign exchange contracts, and certain foreign denominated debt designated as net investment hedges. We exclude the interest accruals and any off-market values on cross-currency swap contracts and the forward points on foreign exchange forward contracts from the assessment and measurement of hedge effectiveness. We recognize the interest accruals and any amortization of off-market values on cross-currency swap contracts in net income/(loss) within interest expense. We amortize the forward points on foreign exchange contracts into net income/(loss) within interest expense over the life of the hedging relationship.

- *Foreign currency cash flow hedges.* We use various financial instruments to mitigate our exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. Our principal foreign currency exposures that are hedged include the euro, British pound sterling, and Canadian dollar. These instruments include cross-currency swap contracts and foreign exchange forward and option contracts. Substantially all of these derivative instruments are highly effective and qualify for hedge accounting treatment. We exclude the interest accruals on cross-currency swap contracts (when interest is not a hedged item) and the forward points and option premiums or discounts on foreign exchange contracts from the assessment and measurement of hedge effectiveness and amortize such amounts into net income/(loss) in the same line item as the underlying hedged item over the life of the hedging relationship.

- *Interest rate cash flow hedges.* From time to time, we have used derivative instruments, including interest rate swaps, as part of our interest rate risk management strategy. We have primarily used interest rate swaps to hedge the variability of interest payment cash flows on a portion of our future debt obligations.

- *Commodity derivatives.* We are exposed to price risk related to forecasted purchases of certain commodities that we primarily use as raw materials. We enter into commodity purchase contracts primarily for dairy products, vegetable oils, coffee beans, wheat products, corn products, sugar, meat products, and cocoa products. These commodity purchase contracts generally are not subject to the accounting requirements for derivative instruments and hedging activities under the normal purchases and normal sales exception. We also use commodity futures, options, and swaps to economically hedge the price of certain commodity costs, including the commodities noted above, as well as diesel fuel, packaging products, and natural gas. We do not designate these commodity contracts as hedging instruments. We also occasionally use futures to economically cross hedge a commodity exposure.

Translation of Foreign Currencies:

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Foreign currency translation adjustments arising from the use of differing exchange rates from period to period are included as a component of accumulated other comprehensive income/(losses) on our consolidated balance sheet. Gains and losses from foreign currency transactions are included in net income/(loss) for the period.

Highly Inflationary Accounting:

We apply highly inflationary accounting if the cumulative inflation rate in an economy for a three-year period meets or exceeds 100%. Under highly inflationary accounting, the financial statements of a subsidiary are remeasured into our reporting currency (U.S. dollars) based on the legally available exchange rate at which we expect to settle the underlying transactions. Exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in other expense/(income) on our consolidated statement of income, rather than accumulated other comprehensive income/(losses) on our consolidated balance sheet, until such time as the economy is no longer considered highly inflationary. Certain non-monetary assets and liabilities are recorded at the applicable historical exchange rates. We applied highly inflationary accounting to the results of our subsidiaries in Turkey, Venezuela, and Argentina which resulted in insignificant nonmonetary currency devaluation losses in other expense/(income) in the periods presented. The net monetary assets of each of our subsidiaries in Turkey, Venezuela, and Argentina were insignificant at December 31, 2022. Our results of operations in Turkey, Venezuela, and Argentina reflect those of controlled subsidiaries.

Note 3. New Accounting Standards

Accounting Standards Not Yet Adopted

Accounting for Contract Assets and Contract Liabilities from Contracts with Customers:

In October 2021, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2021-08 to amend the accounting for contract assets and contract liabilities acquired in a business combination under Accounting Standards Codification ("ASC") 805, *Business Combinations*. The guidance requires entities engaged in a business combination to recognize and measure contract assets acquired and contract liabilities assumed in accordance with ASC 606, *Revenue from Contracts with Customers*, rather than at fair value on the acquisition date. The amendments also apply to other contracts such as contract liabilities arising from nonfinancial assets under ASC 610-20, *Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets*. The ASU will be effective beginning in the first quarter of 2023. Early adoption is permitted, including in an interim period. We currently expect to adopt ASU 2021-08 in the first quarter of 2023 on a prospective basis. While the impact of these amendments is dependent on the nature of any future transactions, we currently do not expect this ASU to have a significant impact on our financial statements and related disclosures.

Supplier Finance Programs (Topic 405-50) - Disclosure of Supplier Finance Program Obligations:
In September 2022, the FASB issued ASU 2022-04 to add disclosure requirements relative to supplier financing programs under ASC 405, *Liabilities*. The guidance requires entities that maintain supplier financing programs to provide information in their financial statements about their use of supplier finance programs and their effect on the entity's working capital, liquidity, and cash flows. Specifically, the amendment requires entities to disclose the key terms of their programs, amounts outstanding, balance sheet presentation, and a rollforward of amounts outstanding during the annual period. Only the amount outstanding at the end of the period is required to be disclosed in interim periods. The ASU will be effective beginning in the first quarter of 2023, except for the rollforward requirement, which is effective in fiscal year 2024. Early adoption is permitted. While we currently disclose the amounts outstanding on our existing trade payables programs, we are reviewing the provisions of this new pronouncement but do not expect this ASU to have a significant impact on our financial statements and related disclosures.

Note 4. Acquisitions and Divestitures

Acquisitions

Hemmer Acquisition:
On March 31, 2022 (the "Hemmer Acquisition Date"), we acquired a majority of the outstanding equity interests of Companhia Hemmer Indústria e Comércio ("Hemmer"), a Brazilian food and beverage manufacturing company focused on the condiments and sauces category, from certain third-party shareholders (the "Hemmer Acquisition").

The Hemmer Acquisition was accounted for under the acquisition method of accounting for business combinations. Total cash consideration related to the Hemmer Acquisition was approximately 1.3 billion Brazilian reais (approximately $279 million at the Hemmer Acquisition Date). A noncontrolling interest was recognized at fair value, which was determined to be the noncontrolling interest's proportionate share of the acquiree's identifiable net assets, as of the Hemmer Acquisition Date. As of the Hemmer Acquisition Date, we acquired 94% of the outstanding shares of Hemmer. In the third quarter of 2022, we completed the redemption of the remaining outstanding shares and own 100% of the controlling interest in Hemmer.

We entered into foreign exchange derivative contracts to economically hedge the foreign currency exposure related to the cash consideration for the Hemmer Acquisition. See Note 12, *Financial Instruments*, for additional information.

We utilized fair values at the Hemmer Acquisition Date to allocate the total consideration exchanged to the net tangible and intangible assets acquired and liabilities assumed.

The fair value estimates of the assets acquired are subject to adjustment during the measurement period (up to one year from the Hemmer Acquisition Date). The primary areas of accounting for the Hemmer Acquisition that are not yet finalized relate to the fair value of certain tangible net assets acquired, residual goodwill, and any related tax impact. The fair values of these net assets acquired are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. While we believe that such preliminary estimates provide a reasonable basis for estimating the fair value of assets acquired and liabilities assumed, we will evaluate any additional information prior to finalization of the fair value. During the measurement period, we will adjust preliminary valuations assigned to assets and liabilities if new information is obtained about facts and circumstances that existed as of the Hemmer Acquisition Date, that, if known, would have resulted in revised values for these items as of that date. The impact of all changes, if any, that do not qualify as measurement period adjustments will be included in current period earnings.

The preliminary purchase price allocation to assets acquired and liabilities assumed in the Hemmer Acquisition was (in millions):

	Initial Allocation[a]	Adjustments	Updated Allocation
Cash	$ 1	$ —	$ 1
Trade receivables	13	—	13
Inventories	17	—	17
Other current assets	2	—	2
Property, plant and equipment, net	14	—	14
Identifiable intangible assets	122	—	122
Other non-current assets	13	4	17
Short-term debt	(9)	—	(9)
Trade payables	(11)	—	(11)
Other current liabilities	(31)	—	(31)
Long-term debt	(11)	—	(11)
Other non-current liabilities	(44)	—	(44)
Net assets acquired	76	4	80
Noncontrolling interest	(16)	—	(16)
Goodwill on acquisition	219	(4)	215
Total consideration	$ 279	$ —	$ 279

(a) As reported in Note 4, *Acquisitions and Divestitures*, to our condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the three months ended June 25, 2022.

The Hemmer Acquisition preliminarily resulted in $219 million of non-tax deductible goodwill relating principally to Hemmer's long-term experience and large presence operating in emerging markets. In the fourth quarter of 2022, a portion of the goodwill became tax deductible following the merger of Hemmer into our existing legal entity structure. This goodwill was assigned to the Latin America ("LATAM") reporting unit within our International segment. In the fourth quarter of 2022, certain insignificant measurement period adjustments were made to the initial allocation, and the preliminary amount of goodwill was adjusted to $215 million. See Note 8, *Goodwill and Intangible Assets*, for additional information.

The preliminary purchase price allocation to identifiable intangible assets acquired in the Hemmer Acquisition was:

	Fair Value (in millions of dollars)	Weighted Average Life (in years)
Definite-lived trademarks	$ 101	13
Customer-related assets	21	15
Total	$ 122	

We valued trademarks using the relief from royalty method and customer-related assets using the distributor method. Some of the more significant assumptions inherent in developing the valuations included the estimated annual net cash flows for each definite-lived intangible asset (including net sales, cost of products sold, selling and marketing costs, and working capital/contributory asset charges), the discount rate that appropriately reflects the risk inherent in each future cash flow stream, the assessment of each asset's life cycle, and competitive trends, as well as other factors. We determined the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and market comparables.

We used carrying values as of the Hemmer Acquisition Date to value certain current and non-current assets and liabilities, as we determined that they represented the fair value of those items at such date.

Just Spices Acquisition:
On January 18, 2022 (the "Just Spices Acquisition Date"), we acquired 85% of the shares of Just Spices GmbH ("Just Spices"), a German-based company focused on direct-to-consumer sales of premium spice blends, from certain third-party shareholders (the "Just Spices Acquisition").

The Just Spices Acquisition was accounted for under the acquisition method of accounting for business combinations. Total cash consideration related to the Just Spices Acquisition was approximately 214 million euros (approximately $243 million at the Just Spices Acquisition Date). A noncontrolling interest was recognized at fair value, which was determined to be the noncontrolling interest's proportionate share of the acquiree's identifiable net assets, as of the Just Spices Acquisition Date. Under the terms of certain transaction agreements, Just Spices' other equity holders each have a put option to require us to purchase the remaining equity interests beginning three years after the Just Spices Acquisition Date. If the put option is not exercised, we have a call option to acquire the remaining equity interests of Just Spices. Considering the contractual terms related to the noncontrolling interest, it is classified as redeemable noncontrolling interest on our consolidated balance sheet.

Subsequent to the Just Spices Acquisition, the redeemable noncontrolling interest is measured at the greater of the amount that would be paid if settlement occurred as of the balance sheet date based on the contractually defined redemption value and its carrying amount adjusted for the net income/(loss) attributable to the noncontrolling interest.

We utilized fair values at the Just Spices Acquisition Date to allocate the total consideration exchanged to the net tangible and intangible assets acquired and liabilities assumed. The purchase price allocation for the Just Spices Acquisition was final as of December 31, 2022.

The final purchase price allocation to assets acquired and liabilities assumed in the Just Spices Acquisition was (in millions):

	Initial Allocation[a]	Adjustments	Final Allocation
Cash	$ 2	$ —	$ 2
Trade receivables	4	—	4
Inventories	7	—	7
Other current assets	9	—	9
Property, plant and equipment, net	1	—	1
Identifiable intangible assets	172	—	172
Other non-current assets	—	7	7
Trade payables	(10)	—	(10)
Other current liabilities	(12)	—	(12)
Other non-current liabilities	(54)	—	(54)
Net assets acquired	119	7	126
Redeemable noncontrolling interest	(43)	4	(39)
Goodwill on acquisition	167	(11)	156
Total consideration	$ 243	$ —	$ 243

(a)   As reported in Note 4, *Acquisitions and Divestitures*, to our condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the three months ended March 26, 2022.

The Just Spices Acquisition preliminarily resulted in $167 million of non-tax deductible goodwill relating principally to Just Spices' social media presence. This goodwill was assigned to the Continental Europe reporting unit within our International segment. In the second quarter of 2022, certain insignificant measurement period adjustments were made to the initial allocation, and the preliminary amount of goodwill was adjusted to $163 million. We did not record any measurement period adjustments in the third quarter of 2022. In the fourth quarter of 2022, additional insignificant measurement period adjustments were made to the initial allocation, and the final amount of goodwill was adjusted to $156 million. In the fourth quarter of 2022, we finalized the purchase accounting for the Just Spices Acquisition. See Note 8, *Goodwill and Intangible Assets*, for additional information.

The purchase price allocation to identifiable intangible assets acquired in the Just Spices Acquisition was:

	Fair Value (in millions of dollars)	Weighted Average Life (in years)
Definite-lived trademarks	$ 72	10
Customer-related assets	100	15
Total	$ 172	

We valued trademarks using the relief from royalty method and customer-related assets using the distributor method. Some of the more significant assumptions inherent in developing the valuations included the estimated annual net cash flows for each definite-lived intangible asset (including net sales, cost of products sold, selling and marketing costs, and working capital/ contributory asset charges), the discount rate that appropriately reflects the risk inherent in each future cash flow stream, the assessment of each asset's life cycle, and competitive trends, as well as other factors. We determined the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and market comparables.

We used carrying values as of the Just Spices Acquisition Date to value certain current and non-current assets and liabilities, as we determined that they represented the fair value of those items at such date.

Assan Foods Acquisition:
On October 1, 2021 (the "Assan Foods Acquisition Date"), we acquired all of the outstanding equity interests in Assan Gıda Sanayi ve Ticaret A.Ş. ("Assan Foods"), a condiments and sauces manufacturer based in Turkey, from third parties Kibar Holding Anonim Şirketi and a holder of registered shares of Assan Foods (the "Assan Foods Acquisition").

The Assan Foods Acquisition was accounted for under the acquisition method of accounting for business combinations. Total consideration related to the Assan Foods Acquisition was approximately $79 million, including cash consideration of $70 million and contingent consideration of approximately $9 million. We utilized fair values at the Assan Foods Acquisition Date to allocate the total consideration exchanged to the net tangible and intangible assets acquired and liabilities assumed. The purchase price allocation for the Assan Foods Acquisition was final as of September 24, 2022.

The final purchase price allocation to assets acquired and liabilities assumed in the Assan Foods Acquisition was (in millions):

	Final Allocation
Cash	$ 4
Trade receivables	24
Inventories	26
Other current assets	2
Property, plant and equipment, net	12
Identifiable intangible assets	16
Other non-current assets	5
Short-term debt	(21)
Current portion of long-term debt	(5)
Trade payables	(25)
Other current liabilities	(2)
Long-term debt	(4)
Other non-current liabilities	(4)
Net assets acquired	28
Goodwill on acquisition	51
Total consideration	$ 79

In the fourth quarter of 2021, the Assan Foods Acquisition preliminarily resulted in $64 million of non-tax deductible goodwill relating principally to additional capacity that the Assan Foods manufacturing facilities will provide for our brands in the EMEA East region. This goodwill was assigned to the EMEA East reporting unit within our International segment. Following the measurement period adjustments made in the first quarter of 2022, the preliminary amount of goodwill was adjusted to $51 million as of March 26, 2022. In the second and third quarters of 2022, we did not record any measurement period adjustments. In the third quarter of 2022, we finalized the purchase accounting for the Assan Foods Acquisition. See Note 8, *Goodwill and Intangible Assets*, for additional information.

The purchase price allocation to identifiable intangible assets acquired in the Assan Foods Acquisition was:

	Fair Value (in millions of dollars)	Weighted Average Life (in years)
Definite-lived trademarks	$ 13	10
Customer-related assets	3	10
Total	16	

We valued trademarks using the relief from royalty method and customer-related assets using the distributor method. Some of the more significant assumptions inherent in developing the valuations included the estimated annual net cash flows for each definite-lived intangible asset (including net sales, cost of products sold, selling and marketing costs, and working capital/ contributory asset charges), the discount rate that appropriately reflects the risk inherent in each future cash flow stream, the assessment of each asset's life cycle, and competitive trends, as well as other factors. We determined the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and market comparables.

We used carrying values as of the Assan Foods Acquisition Date to value certain current and non-current assets and liabilities, as we determined that they represented the fair value of those items at such date.

In the fourth quarter of 2021, we extinguished approximately $29 million of the short- and long-term debt assumed as a part of the Assan Foods Acquisition, resulting in approximately $1 million of long-term debt remaining related to the Assan Foods Acquisition at December 25, 2021. The loss on extinguishment related to the repayment of this debt was insignificant. Cash payments related to debt extinguishment are classified as cash outflows from financing activities on the consolidated statements of cash flows.

Other Acquisitions:
In the fourth quarter of 2021, we acquired a majority stake in BR Spices Indústria e Comércio de Alimentos Ltda. ("BR Spices"), a manufacturer of spices and other seasonings in Brazil, for an insignificant amount of cash consideration (the "BR Spices Acquisition"). The noncontrolling interest associated with BR Spices is included in redeemable noncontrolling interest on our consolidated balance sheet at December 31, 2022 and December 25, 2021.

Deal Costs:
Related to our acquisitions, we incurred insignificant deal costs in 2022 and 2021. We recognized these deal costs in SG&A. There were no deal costs related to acquisitions in 2020.

Divestitures

Powdered Cheese Transaction:
In August 2022, we entered into a definitive agreement with a third party, Kerry Group, to sell our business-to-business powdered cheese business (the "Powdered Cheese Transaction"). The net assets transferred in the Powdered Cheese Transaction include, among other things, the Albany, Minnesota manufacturing facility (collectively, the "Powdered Cheese Disposal Group").

The Powdered Cheese Transaction closed in the fourth quarter of 2022 for total consideration of approximately $108 million. As a result of the Powered Cheese Transaction closing, we recognized a pre-tax gain on sale of business of approximately $26 million.

Cheese Transaction:
In September 2020, we entered into a definitive agreement with a third party, an affiliate of Groupe Lactalis ("Lactalis"), to sell certain assets in our global cheese business, as well as to license certain trademarks, for total consideration of approximately $3.3 billion, including approximately $3.2 billion of cash consideration and approximately $141 million related to a perpetual license for the *Cracker Barrel* brand that Lactalis granted to us for certain products (the "Cheese Transaction"). The Cheese Transaction had two primary components. The first component related to the perpetual licenses for the *Kraft* and *Velveeta* brands that we granted to Lactalis for certain cheese products (the "*Kraft* and *Velveeta* Licenses"), along with a three-year transitional license that we granted to Lactalis for the *Philadelphia* brand (the "*Philadelphia* License" and collectively, the "Cheese Divestiture Licenses"). The second component related to the net assets transferred to Lactalis (the "Cheese Disposal Group"). The Cheese Transaction closed on November 29, 2021 (the "Cheese Transaction Closing Date").

Of the $3.3 billion total consideration, approximately $1.6 billion was attributed to the Cheese Divestiture Licenses based on the estimated fair value of the licensed portion of each brand. As of the Cheese Transaction Closing Date, the license income related to the *Kraft* and *Velveeta* Licenses will be recognized over approximately 30 years and the license income related to the *Philadelphia* License will be recognized over approximately three years. Related to the Cheese Divestiture Licenses, we recognized approximately $56 million of license income in 2022 and an insignificant amount of license income in 2021, which was recorded as a reduction to SG&A and classified as divestiture-related license income. Additionally, at December 31, 2022, we have recorded approximately $1.5 billion in long-term deferred income and $56 million in other current liabilities on the consolidated balance sheet related to the Cheese Divestiture Licenses.

In the first quarter of 2022, we reimbursed Lactalis approximately $20 million following a final inventory count performed after the Cheese Transaction closed. This amount reflects the difference between the estimated and actual value of inventory transferred, which was primarily driven by seasonal fluctuations in finished goods. The payment to Lactalis was recognized in our consolidated statement of cash flows for the year ended December 31, 2022 as a cash outflow from investing activities in proceeds from sale of business, net of cash disposed and working capital adjustments.

In the second quarter of 2021, we assessed the fair value less costs to sell of the net assets of the Cheese Disposal Group and recorded an estimated pre-tax loss on sale of business of approximately $27 million, which was recognized in other expense/(income).

Following the closing of the Cheese Transaction in the fourth quarter of 2021, we recognized an incremental pre-tax gain on sale of business of $27 million in other expense/(income). In 2021, the total gain/loss on sale of business related to the Cheese Transaction was insignificant. Additional considerations related to the Cheese Transaction included the treatment of the Cheese Divestiture Licenses upon closing of the transaction. In the fourth quarter of 2021, at the time the licensed rights were granted, we reassessed the remaining fair value of the retained portions of the *Kraft* and *Velveeta* brands and recorded a non-cash intangible asset impairment loss related to the *Kraft* brand of approximately $1.24 billion, which was recognized in SG&A.

See Note 4, *Acquisitions and Divestitures*, to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 25, 2021 for additional information related to the Cheese Transaction.

Nuts Transaction:
In February 2021, we entered into a definitive agreement with a third party, Hormel Foods Corporation, to sell certain assets in our global nuts business for total consideration of approximately $3.4 billion (the "Nuts Transaction"). The net assets transferred in the Nuts Transaction included, among other things, our intellectual property rights to the *Planters* brand and to the *Corn Nuts* brand, three manufacturing facilities in the United States, and the associated inventories (collectively, the "Nuts Disposal Group").

As of February 10, 2021, the date the Nuts Disposal Group was determined to be held for sale, we tested the individual assets included within the Nuts Disposal Group for impairment. The net assets of the Nuts Disposal Group had an aggregate carrying amount above their $3.4 billion estimated fair value. We determined that the goodwill within the Nuts Disposal Group was partially impaired. As a result, we recorded a non-cash goodwill impairment loss of $230 million, which was recognized in SG&A, in the first quarter of 2021. Additionally, we recorded an estimated pre-tax loss on sale of business of $19 million in the first quarter of 2021 primarily related to estimated costs to sell, which was recognized in other expense/(income).

The Nuts Transaction closed in the second quarter of 2021. As a result of the Nuts Transaction closing, we recognized an incremental pre-tax loss on sale of business of $17 million in other expense/(income) on our consolidated statement of income in the second quarter of 2021. In the third and fourth quarters of 2021, we recorded insignificant adjustments to our estimated costs to sell, which resulted in an insignificant pre-tax gain on sale of business that was recognized in other expense/(income). In 2021, the total pre-tax loss on sale of business for the Nuts Transaction was $34 million, all of which was recognized in other expense/(income) on our consolidated statement of income.

See Note 4, *Acquisitions and Divestitures*, to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 25, 2021 for additional information related to the Nuts Transaction.

Deal Costs:
Related to our divestitures, we incurred insignificant deal costs in 2022, 2021, and 2020. We recognized these deal costs in SG&A.

Note 5. Restructuring Activities

As part of our restructuring activities, we incur expenses that qualify as exit and disposal costs under U.S. GAAP. These include severance and employee benefit costs and other exit costs. Severance and employee benefit costs primarily relate to cash severance, non-cash severance, and pension and other termination benefits. Other exit costs primarily relate to lease and contract terminations. We also incur expenses that are an integral component of, and directly attributable to, our restructuring activities, which do not qualify as exit and disposal costs under U.S. GAAP. These include asset-related costs and other implementation costs. Asset-related costs primarily relate to accelerated depreciation and asset impairment charges. Other implementation costs primarily relate to start-up costs of new facilities, professional fees, asset relocation costs, costs to exit facilities, and costs associated with restructuring benefit plans.

Employee severance and other termination benefit packages are primarily determined based on established benefit arrangements, local statutory requirements, and historical benefit practices. We recognize the contractual component of these benefits when payment is probable and estimable; additional elements of severance and termination benefits associated with non-recurring benefits are recognized ratably over each employee's required future service period. Charges for accelerated depreciation are recognized on long-lived assets that will be taken out of service before the end of their normal service, in which case depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Asset impairments establish a new fair value basis for assets held for disposal or sale, and those assets are written down to expected net realizable value if carrying value exceeds fair value. All other costs are recognized as incurred.

Restructuring Activities:

We have restructuring programs globally, which are focused primarily on reducing our overall cost structure and streamlining our organizational design. In 2022, we eliminated approximately 575 positions related to these programs. As of December 31, 2022, we expect to eliminate approximately 560 additional positions in 2023, primarily outside of the United States and Canada. In 2022, restructuring activities resulted in expenses of $74 million and included $34 million of severance and employee benefit costs, $12 million of asset-related costs, and $28 million of other implementation costs. Restructuring activities resulted in expenses of $84 million in 2021 and income of $2 million in 2020.

Our net liability balance for restructuring project costs that qualify as exit and disposal costs under U.S. GAAP was (in millions):

	Severance and Employee Benefit Costs		Other Exit Costs		Total	
Balance at December 25, 2021	$	27	$	16	$	43
Charges/(credits)		34		—		34
Cash payments		(33)		(5)		(38)
Balance at December 31, 2022	$	28	$	11	$	39

We expect the liability for severance and employee benefit costs as of December 31, 2022 to be paid by the end of 2023. The liability for other exit costs primarily relates to lease obligations. The cash impact of these obligations will continue for the duration of the lease terms, which expire between 2023 and 2026.

Total Expenses/(Income):

Total expense/(income) related to restructuring activities by income statement caption, were (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020	
Severance and employee benefit costs - Cost of products sold	$	1	$	12	$	—
Severance and employee benefit costs - SG&A		33		21		1
Severance and employee benefit costs - Other expense/(income)		—		1		—
Asset-related costs - Cost of products sold		12		—		13
Other costs - Cost of products sold		14		1		(33)
Other costs - SG&A		14		49		34
Other costs - Other expense/(income)		—		—		(17)
	$	74	$	84	$	(2)

We do not include our restructuring activities within Segment Adjusted EBITDA (as defined in Note 20, *Segment Reporting*). The pre-tax impact of allocating such expenses/(income) to our segments would have been (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020	
North America	$	40	$	15	$	4
International		25		22		(15)
General corporate expenses		9		47		9
	$	74	$	84	$	(2)

Note 6. Inventories

Inventories consisted of the following (in millions):

	December 31, 2022		December 25, 2021
Packaging and ingredients	$	1,032	$	571
Spare parts		208		208
Work in process		334		268
Finished product		2,077		1,682
Inventories	$	3,651	$	2,729

At December 25, 2021, inventories excluded amounts classified as held for sale.

Note 7. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following (in millions):

	December 31, 2022		December 25, 2021
Land	$	200	$	207
Buildings and improvements		2,536		2,508
Equipment, software and other		7,055		6,957
Construction in progress		1,161		1,002
		10,952		10,674
Accumulated depreciation		(4,212)		(3,868)
Property, plant and equipment, net	$	6,740	$	6,806

At December 31, 2022 and December 25, 2021, property, plant and equipment, net, excluded amounts classified as held for sale. Depreciation expense was $672 million in 2022, $671 million in 2021, and $705 million in 2020.

Note 8. Goodwill and Intangible Assets

Historically, we have tested our reporting units and brands for impairment annually as of the first day of our second quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. As discussed in further detail below, we performed an annual test as of March 27, 2022, the first day of our second quarter (the "Q2 2022 Annual Impairment Test"). Beginning in the third quarter of 2022 and for subsequent annual periods, we voluntarily changed the annual impairment assessment date to the first day of our third quarter and performed an additional annual impairment test as of June 26, 2022 (the "Q3 2022 Annual Impairment Test"). We believe this measurement date, which represents a change in the method of applying an accounting principle, better aligns with the timing of our strategic business planning process and financial forecasts, which are key components of the annual impairment tests and are typically completed in the third quarter of our fiscal year.

Goodwill:
Changes in the carrying amount of goodwill, by segment, were (in millions):

	North America		International		Total	
Balance at December 26, 2020	$	29,929	$	3,160	$	33,089
Impairment losses		(35)		(53)		(88)
Acquisitions		—		74		74
Divestitures		(1,662)		—		(1,662)
Translation adjustments and other		10		(127)		(117)
Balance at December 25, 2021	$	28,242	$	3,054	$	31,296
Impairment losses		(455)		—		(455)
Acquisitions		—		386		386
Measurement period adjustments		—		(18)		(18)
Divestitures		(37)		—		(37)
Translation adjustments and other		(65)		(274)		(339)
Balance at December 31, 2022	$	27,685	$	3,148	$	30,833

In the first quarter of 2022, we closed the Just Spices Acquisition in our International segment, which resulted in preliminary goodwill of $167 million. Additionally, we recorded measurement period adjustments, primarily related to the Assan Foods Acquisition that impacted goodwill. The Assan Foods Acquisition closed in the fourth quarter of 2021 and is in our International segment. These measurement period adjustments resulted in a net decrease to goodwill on acquisitions of approximately $15 million in the first quarter of 2022. However, as each of the affected reporting units (EMEA East and LATAM in our International segment) had no goodwill balance remaining, we recorded a reduction of the $53 million non-cash impairment loss recorded to SG&A in the fourth quarter of 2021 that fully impaired the goodwill related to the associated acquisitions and their respective reporting units. The impairment reduction of $11 million, which reflects the measurement period adjustment of $15 million adjusted for the impact of foreign currency, was recorded in SG&A in our International segment in the first quarter of 2022. Following these measurement period adjustments, there was no goodwill in the EMEA East or Latin America reporting units. See Note 9, *Goodwill and Intangible Assets*, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 25, 2021 for additional information related to the impairment losses recorded in the fourth quarter of 2021. See Note 4, *Acquisitions and Divestitures*, for additional information related to these transactions and the related financial statement impacts.

In the second quarter of 2022, we closed the Hemmer Acquisition in our International segment, which resulted in preliminary goodwill of $219 million. Additionally, we recorded insignificant measurement period adjustments related to the Just Spices Acquisition that impacted goodwill. These measurement period adjustments resulted in a decrease to goodwill on acquisitions of approximately $4 million in the second quarter of 2022.

In the fourth quarter of 2022, we divested goodwill of approximately $37 million related to the Powdered Cheese Transaction. Additionally, we recorded measurement period adjustments related to the Just Spices Acquisition and Hemmer Acquisition that impacted goodwill. These measurement period adjustments were recorded in our International segment and resulted in a decrease to goodwill on acquisition of approximately $11 million in the fourth quarter of 2022.

At December 26, 2020, goodwill excluded amounts classified as held for sale related to the Cheese Transaction, which closed in the fourth quarter of 2021. Additionally, the 2021 amounts included in divestitures in the table above represent the goodwill that was previously reclassified to assets held for sale and tested and determined to be partially impaired in connection with the Nuts Transaction. The resulting impairment loss of $230 million was recognized in the first quarter of 2021. The Nuts Transaction closed in the second quarter of 2021. See Note 4, *Acquisitions and Divestitures*, for additional information related to the Cheese Transaction and the Nuts Transaction and their financial statement impacts.

2022 Goodwill Impairment Testing

As described in Note 1, *Basis of Presentation*, in the second quarter of 2022, our internal reporting and reportable segments changed. We combined our United States and Canada zones to form the North America zone. Subsequently, we manage and report our operating results through two reportable segments defined by geographic region: North America and International. We have reflected this change in all historical periods presented.

The reorganization of our internal reporting and reportable segments changed the composition of certain of our reporting units wherein certain of our existing United States reporting units (primarily Enhancers, Specialty, and Away From Home ("ESA"); Kids, Snacks, and Beverages ("KSB"); Meal Foundations and Coffee ("MFC"); and Puerto Rico) and our existing Canada reporting units (Canada Retail and Canada Foodservice) have been reorganized into the following new North America reporting units: Taste, Meals, and Away From Home ("TMA"); Fresh, Beverages, and Desserts ("FBD"); Canada and North America Coffee ("CNAC"); and Other North America.

As a result of this reorganization, we reassigned assets and liabilities to the applicable reporting units and allocated goodwill using the relative fair value approach. We performed an interim impairment test (or transition test) on the affected reporting units on both a pre- and post-reorganization basis.

We performed our pre-reorganization impairment test as of March 27, 2022, which was our first day of the second quarter of 2022. There were six reporting units affected by the reassignment of assets and liabilities that maintained a goodwill balance as of our pre-reorganization impairment test date. These reporting units were ESA, KSB, MFC, Puerto Rico, Canada Retail, and Canada Foodservice. One other reporting unit did not have a goodwill balance as of our pre-reorganization impairment test date.

As part of our pre-reorganization impairment test, we utilized the discounted cash flow method under the income approach to estimate the fair values as of March 27, 2022 for the six reporting units noted above. As a result of our pre-reorganization impairment test, we recognized a non-cash impairment loss of approximately $235 million in SG&A in our North America segment in the second quarter of 2022. This included a $221 million impairment loss related to our Canada Retail reporting unit, which had a goodwill carrying amount of approximately $1.2 billion after impairment, and a $14 million impairment loss related to our Puerto Rico reporting unit, which represented all of the goodwill associated with the Puerto Rico reporting unit. The impairment of our Canada Retail reporting unit was primarily driven by an increase in the discount rate, which was impacted by higher interest rates and other market inputs, as well as a revised downward outlook for operating margin. The impairment of our Puerto Rico reporting unit was primarily driven by a revised downward outlook for operating margin. The other four reporting units for which no impairment charge was required were as follows: ESA, which had a goodwill carrying amount of approximately $11.4 billion; KSB, which had a goodwill carrying amount of approximately $9.3 billion; MFC, which had a goodwill carrying amount of approximately $6.0 billion; and Canada Foodservice, which had a goodwill carrying amount of approximately $158 million.

We performed our post-reorganization impairment test in conjunction with our Q2 2022 Annual Impairment Test and tested the new North America reporting units (TMA, FBD, CNAC, and Other North America) along with the reporting units in our International segment. The new North America reporting units' goodwill carrying amounts for the post-reorganization and Q2 2022 Annual Impairment Test reflected the pre-reorganization test results, including impairments recorded. We tested our reporting units for impairment as of the first day of our second quarter, which was March 27, 2022 for our Q2 2022 Annual Impairment Test. In performing this test, we incorporated information that was known through the date of filing of our Quarterly Report on Form 10-Q for the period ended June 25, 2022. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our Q2 2022 Annual Impairment Test, we determined that the fair value of each of the reporting units tested was in excess of its carrying amount.

We performed our Q3 2022 Annual Impairment Test as of June 26, 2022, which was our first day of the third quarter of 2022. In performing this test, we incorporated information that was known through the date of filing of our Quarterly Report on Form 10-Q for the period ended September 24, 2022. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our Q3 2022 Annual Impairment Test, we recognized a non-cash impairment loss of approximately $220 million in SG&A in our North America segment related to our CNAC reporting unit. The impairment of our CNAC reporting unit was primarily driven by reduced revenue growth assumptions and negative macroeconomic factors, including increased interest rates and foreign currency exchange rates for the Canadian dollar relative to the U.S. dollar.

As of December 31, 2022, we maintain 11 reporting units, seven of which comprise our goodwill balance. These seven reporting units had an aggregate goodwill carrying amount of $30.8 billion at December 31, 2022. As of the Q3 2022 Annual Impairment Test, our reporting units with 20% or less fair value over carrying amount had an aggregate goodwill carrying amount after impairment of $16.4 billion and included TMA, CNAC, and Continental Europe; and our reporting units with between 20%-50% fair value over carrying amount had an aggregate goodwill carrying amount of $14.5 billion and included FBD, Northern Europe, Asia, and LATAM.

Accumulated impairment losses to goodwill were $11.3 billion as of December 31, 2022 and $10.9 billion at December 25, 2021.

2021 Goodwill Impairment Testing

In the first quarter of 2021, we announced the Nuts Transaction and determined that the Nuts Disposal Group was held for sale. Accordingly, based on a relative fair value allocation, we reclassified $1.7 billion of goodwill to assets held for sale, which included a portion of goodwill from four of our reporting units. The Nuts Transaction primarily affected our KSB reporting unit but also affected, to a lesser extent, our ESA, Canada Foodservice, and Puerto Rico reporting units. These reporting units were evaluated for impairment prior to their representative inclusion in the Nuts Disposal Group as well as on a post-reclassification basis. The fair value of all reporting units was determined to be in excess of their carrying amounts in both scenarios and, therefore, no impairment was recorded.

We performed our 2021 annual impairment test as of March 28, 2021, which was the first day of our second quarter in 2021. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our 2021 annual impairment test, we recognized a non-cash impairment loss of approximately $35 million in SG&A in the second quarter of 2021 related to our Puerto Rico reporting unit within our North America segment. With the update of our five-year operating plan in the second quarter of 2021, we established a revised downward outlook for net sales for this reporting unit. See Note 9, *Goodwill and Intangible Assets*, to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 25, 2021 for additional information on this impairment loss.

In the fourth quarter of 2021, we completed the Assan Foods Acquisition and the BR Spices Acquisition, both in our International segment. We assigned the goodwill related to the Assan Foods Acquisition to our EMEA East reporting unit and the goodwill related to the BR Spices Acquisition to our LATAM reporting unit. Prior to these acquisitions, the EMEA East and LATAM reporting units had no goodwill carrying amounts due to previous impairments. The acquisitions changed the composition of each of the reporting units, triggering an interim impairment test. We determined that the carrying amount of each reporting unit exceeded its fair value as of December 25, 2021. As a result, we recognized a non-cash impairment loss of $53 million in SG&A in our International segment, which represented all of the goodwill of the EMEA East and LATAM reporting units.

2020 Goodwill Impairment Testing

In the first quarter of 2020, following changes to our internal reporting and reportable segments, the composition of certain of our reporting units changed, and we performed an interim impairment test (or transition test) on the affected reporting units on both a pre- and post-reorganization basis.

We performed our pre-reorganization impairment test as of December 29, 2019, which was our first day of 2020. There were no impairment losses resulting from our pre-reorganization impairment test.

We performed our post-reorganization impairment test as of December 29, 2019. There were six reporting units in scope for our post-reorganization impairment test: Northern Europe, Continental Europe, Asia, Australia, New Zealand, and Japan ("ANJ"), LATAM, and Puerto Rico. As a result of our post-reorganization impairment test, we recognized a non-cash impairment loss of $226 million in SG&A in the first quarter of 2020 related to two reporting units contained within our International segment, including $83 million related to our ANJ reporting unit and $143 million related to our LATAM reporting unit, which represented all of the goodwill associated with these reporting units. The remaining reporting units tested as part of our post-reorganization impairment test each had excess fair value over carrying amount as of December 29, 2019.

We performed our 2020 annual impairment test as of March 29, 2020, which was the first day of our second quarter in 2020. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. Through the performance of the 2020 annual impairment test, we identified impairments related to our U.S. Foodservice, Canada Retail, Canada Foodservice, and EMEA East reporting units. As a result, we recognized a non-cash impairment loss of $1.8 billion in SG&A in the second quarter of 2020, which included an $815 million impairment loss in our Canada Retail reporting unit within our North America segment, a $655 million impairment loss in our U.S. Foodservice reporting unit within our North America segment, a $205 million impairment loss in our Canada Foodservice reporting unit within our North America segment, and a $142 million impairment loss in our EMEA East reporting unit within our International segment. These impairments were primarily due to the completion of our enterprise strategy and five-year operating plan in the second quarter of 2020.

In the third quarter of 2020, following changes to our zone reporting structure, the composition of certain of our reporting units changed and we performed an interim impairment test (or transition test) on the affected reporting units on both a pre- and post-reorganization basis.

We performed our pre-reorganization impairment test as of June 28, 2020, which was our first day of the third quarter of 2020. There were no impairment losses resulting from this pre-reorganization impairment test.

We performed our post-reorganization impairment test as of June 28, 2020. There were three reporting units in scope for our post-reorganization impairment test: ESA, KSB, and MFC. These reporting units, which were tested as part of this post-reorganization impairment test, each had excess fair value over carrying amount as of June 28, 2020.

Additionally, in the third quarter of 2020, we announced the Cheese Transaction and determined that the Cheese Disposal Group was held for sale. Accordingly, based on a relative fair value allocation, we reclassified $580 million of goodwill to assets held for sale, which included a portion of goodwill from seven of our reporting units. Following the reclassification of a portion of goodwill from our reporting units, we determined that a triggering event had occurred for the remaining portion of each of the impacted reporting units, and we tested each for impairment as of September 15, 2020, the triggering event date. The triggering event impairment test did not result in an impairment of the remaining portion of any impacted reporting units.

In the third quarter of 2020, we recorded a non-cash impairment loss of $300 million in SG&A, which was related to the Cheese Disposal Group's goodwill. See Note 4, *Acquisitions and Divestitures*, for additional information on the Cheese Transaction and its financial statement impacts.

Additional Goodwill Considerations

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax rates, discount rates, growth rates, and other market factors. Our current expectations also include certain assumptions that could be negatively impacted if we are unable to meet our pricing expectations in relation to inflation. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to goodwill impairments.

Our reporting units that have 20% or less excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Although the remaining reporting units have more than 20% excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test, these amounts are also associated with the 2013 Heinz Acquisition and the 2015 Merger and were initially recorded at the time of acquisition on our consolidated balance sheet at their estimated acquisition date fair values. Therefore, if any assumptions, estimates, or market factors change in the future, these amounts are also susceptible to impairments.

Indefinite-lived intangible assets:
Changes in the carrying amount of indefinite-lived intangible assets, which primarily consisted of trademarks, were (in millions):

Balance at December 26, 2020	$	42,267
Impairment losses		(1,307)
Divestitures		(1,487)
Translation adjustments and other		(54)
Balance at December 25, 2021	$	39,419
Impairment losses		(462)
Translation adjustments and other		(405)
Balance at December 31, 2022	$	38,552

2022 Indefinite-Lived Intangible Asset Impairment Testing

We performed our Q2 2022 Annual Impairment Test as of March 27, 2022, which was the first day of our second quarter in 2022. As a result of our Q2 2022 Annual Impairment Test, we recognized a non-cash impairment loss of $395 million in SG&A in our North America segment in the second quarter of 2022 related to four brands, *Maxwell House*, *Miracle Whip*, *Jet Puffed*, and *Classico*. We utilized the relief from royalty method under the income approach to estimate the fair values of the *Maxwell House, Jet Puffed*, and *Classico* brands and the excess earnings method under the income approach to estimate the fair value of the *Miracle Whip* brand. The impairments of the *Maxwell House, Jet Puffed*, and *Classico* brands were primarily due to downward revisions in expected future operating margins as well as an increase in the discount rate, which was impacted by higher interest rates and other market inputs. The impairment of the *Miracle Whip* brand was primarily due to an increase in the discount rate as well as downward revisions in expected future operating margins due to changes in expectations for commodity input costs, including soybean oil. These brands had an aggregate carrying amount of $3.2 billion prior to these impairments and $2.8 billion after these impairments.

We performed our Q3 2022 Annual Impairment Test as of June 26, 2022, which was our first day of the third quarter of 2022. As a result of our Q3 2022 Annual Impairment Test we recognized a non-cash impairment loss of $67 million in SG&A in the third quarter of 2022 related to two brands, *Jet Puffed* and *Plasmon*. We utilized the relief from royalty method under the income approach to estimate the fair values and recorded non-cash impairment losses of $50 million in our North America segment and $17 million in our International segment, consistent with ownership of the trademarks. The impairment of these brands was primarily due to reduced revenue growth assumptions. After the impairments, the aggregate carrying amount of these brands was $204 million.

Our indefinite-lived intangible asset balance primarily consists of a number of individual brands, which had an aggregate carrying amount of $38.6 billion at December 31, 2022. As of the Q3 2022 Annual Impairment Test, brands with 20% or less fair value over carrying amount had an aggregate carrying amount after impairment of $16.6 billion, brands with between 20%-50% fair value over carrying amount had an aggregate carrying amount of $2.5 billion, and brands that had over 50% fair value over carrying amount had an aggregate carrying amount of $19.4 billion.

2021 Indefinite-Lived Intangible Asset Impairment Testing

We performed our 2021 annual impairment test as of March 28, 2021, which was the first day of our second quarter in 2021. As a result of our 2021 annual impairment test, we recognized a non-cash impairment loss of $69 million in SG&A in the second quarter of 2021 related to two brands, _Plasmon_ and _Maxwell House_. We utilized the relief from royalty method under the income approach to estimate the fair values and recorded non-cash impairment losses of $45 million in our International segment related to _Plasmon_ and $24 million in our North America segment related to _Maxwell House_, consistent with the ownership of the trademarks. The impairment of the _Plasmon_ brand was largely due to downward revised revenue expectations for infant nutrition in Italy. The impairment of the _Maxwell House_ brand was primarily due to downward revised revenue expectations for mainstream coffee in the U.S.

In the fourth quarter of 2021, following the monetization of the licensed portions of the _Kraft_ and _Velveeta_ brands in connection with the closing of the Cheese Transaction, we performed an interim impairment test and utilized the excess earnings method under the income approach to estimate the fair value on these brands as of November 29, 2021, the Cheese Transaction Closing Date. While the _Velveeta_ brand had a fair value in excess of its carrying amount, the _Kraft_ brand had a fair value below its carrying amount. Accordingly, we recorded a non-cash impairment loss of $1.2 billion in SG&A in the fourth quarter of 2021 related to the _Kraft_ brand. We recognized this impairment loss in our North America segment, consistent with the ownership of the _Kraft_ trademark.

2020 Indefinite-Lived Intangible Asset Impairment Testing

We performed our 2020 annual impairment test as of March 29, 2020, which was the first day of our second quarter in 2020. As a result of our 2020 annual impairment test, we recognized a non-cash impairment loss of $1.1 billion in SG&A in the second quarter of 2020 primarily related to nine brands (_Oscar Mayer_, _Maxwell House_, _Velveeta_, _Cool Whip_, _Plasmon_, _ABC_, _Classico_, _Wattie's_, and _Planters_), which included impairment losses of $956 million in our North America segment and $100 million in our International segment, consistent with the ownership of the trademarks. We utilized the excess earnings method and the relief from royalty method under the income approach to estimate the fair values and recognized a $626 million impairment loss related to the _Oscar Mayer_ brand, a $140 million impairment loss related to the _Maxwell House_ brand, and a $290 million impairment loss primarily related to seven other brands (_Velveeta_, _Cool Whip_, _Plasmon_, _ABC_, _Classico_, _Wattie's_, and _Planters_).

Additional Indefinite-Lived Intangible Asset Considerations

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax considerations, discount rates, growth rates, royalty rates, contributory asset charges, and other market factors. Our current expectations also include certain assumptions that could be negatively impacted if we are unable to meet our pricing expectations in relation to inflation. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our brands might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to intangible asset impairments.

Our brands that were impaired were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. Accordingly, these and other individual brands that have 20% or less excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Although the remaining brands have more than 20% excess fair value over carrying amount as of the Q3 2022 Annual Impairment Test, these amounts are also associated with the 2013 Heinz Acquisition and the 2015 Merger and were initially recorded at the time of acquisition on our consolidated balance sheet at their estimated acquisition date fair values. Therefore, if any assumptions, estimates, or market factors change in the future, these amounts are also susceptible to impairments.

Definite-lived intangible assets:

Definite-lived intangible assets were (in millions):

	December 31, 2022			December 25, 2021		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trademarks	$ 2,223	$ (649)	$ 1,574	$ 2,091	$ (556)	$ 1,535
Customer-related assets	3,690	(1,177)	2,513	3,617	(1,040)	2,577
Other	13	(3)	10	17	(6)	11
	$ 5,926	$ (1,829)	$ 4,097	$ 5,725	$ (1,602)	$ 4,123

At December 25, 2021, definite-lived intangible assets excluded amounts classified as held for sale.

Amortization expense for definite-lived intangible assets was $261 million in 2022, $239 million in 2021, and $264 million in 2020. Aside from amortization expense, the change in definite-lived intangible assets from December 25, 2021 to December 31, 2022 primarily reflects $315 million of additions, which are largely related to the Hemmer Acquisition, the Just Spices Acquisition, and the Assan Foods Acquisition, the impact of foreign currency, and $7 million of non-cash impairment losses related to two trademarks in our International segment. See Note 4, *Acquisitions and Divestitures*, for additional information on these acquisitions. The impairment of definite-lived intangible assets in the third quarter of 2022 relates to two trademarks that had a net carrying value that was deemed not to be recoverable.

In the second quarter of 2021, we recorded $9 million of non-cash impairment losses to SG&A related to a trademark in our International segment that had a net carrying value that was deemed not to be recoverable.

We estimate that amortization expense related to definite-lived intangible assets will be approximately $260 million in 2023 and $250 million in each of the following four years.

Note 9. Income Taxes

Provision for/(Benefit from) Income Taxes:

Income/(loss) before income taxes and the provision for/(benefit from) income taxes, consisted of the following (in millions):

	December 31, 2022	December 25, 2021	December 26, 2020
Income/(loss) before income taxes:			
United States	$ 1,575	$ (215)	$ 363
Non-U.S.	1,391	1,923	667
Total	$ 2,966	$ 1,708	$ 1,030
Provision for/(benefit from) income taxes:			
Current:			
U.S. federal	$ 620	$ 1,421	$ 634
U.S. state and local	79	120	91
Non-U.S.	177	185	287
	876	1,726	1,012
Deferred:			
U.S. federal	(192)	(1,086)	(232)
U.S. state and local	(35)	(211)	(109)
Non-U.S.	(51)	255	(2)
	(278)	(1,042)	(343)
Total provision for/(benefit from) income taxes	$ 598	$ 684	$ 669

We record tax benefits related to the exercise of stock options and other equity instruments within our tax provision. Accordingly, we recognized an insignificant tax benefit in our consolidated statements of income in each of 2022, 2021, and 2020 related to tax benefits upon the exercise of stock options and other equity instruments.

Effective Tax Rate:

The effective tax rate on income/(loss) before income taxes differed from the U.S. federal statutory tax rate for the following reasons:

	December 31, 2022	December 25, 2021	December 26, 2020
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
Tax on income of foreign subsidiaries	(8.2)%	(12.9)%	(26.1)%
U.S. state and local income taxes, net of federal tax benefit	1.8 %	(0.5)%	0.6 %
Audit settlements and changes in uncertain tax positions	1.3 %	0.4 %	3.7 %
Global intangible low-taxed income	1.8 %	5.5 %	6.5 %
Goodwill impairment	3.9 %	4.7 %	57.2 %
(Losses)/gains related to acquisitions and divestitures	0.3 %	12.9 %	0.1 %
Movement of valuation allowance reserves	0.8 %	0.1 %	(0.4)%
Deferred tax effect of tax law changes	(0.9)%	9.8 %	(2.1)%
Deferred tax adjustments	(1.1)%	0.3 %	2.8 %
Other	(0.5)%	(1.2)%	1.7 %
Effective tax rate	20.2 %	40.1 %	65.0 %

The provision for income taxes consists of provisions for federal, state, and foreign income taxes. We operate in an international environment; accordingly, the consolidated effective tax rate is a composite rate reflecting the earnings in various locations and the applicable tax rates. Additionally, the calculation of the percentage point impact of goodwill impairment and other items on the effective tax rate shown in the table above are affected by income/(loss) before income taxes. The percentage point impacts on the effective tax rates fluctuate due to income/(loss) before income taxes, which included goodwill and intangible asset impairment losses in all years presented in the table. Fluctuations in the amount of income generated across locations around the world could impact comparability of reconciling items between periods. Additionally, small movements in tax rates due to a change in tax law or a change in tax rates that causes us to revalue our deferred tax balances produces volatility in our effective tax rate.

Our 2022 effective tax rate was an expense of 20.2% on pre-tax income. Our effective tax rate was impacted by the favorable geographic mix of pre-tax income in various non-U.S. jurisdictions and certain favorable items, primarily the decrease in deferred tax liabilities due to the merger of certain foreign entities, the revaluation of deferred tax balances due to changes in state tax laws, and changes in estimates of certain 2021 U.S. income and deductions. This impact was partially offset by the impact of certain unfavorable items, primarily non-deductible goodwill impairments, the impact of the federal tax on global intangible low-taxed income ("GILTI"), and the establishment of uncertain tax positions and valuation allowance reserves.

Our 2021 effective tax rate was an expense of 40.1% on pre-tax income. Our effective tax rate was unfavorably impacted by rate reconciling items, primarily the tax impacts related to acquisitions and divestitures, which mainly reflect the impacts of the Nuts Transaction and Cheese Transaction, partially offset by 2021 capital losses; the revaluation of our deferred tax balances due to changes in international and state tax rates, mainly an increase in U.K. tax rates; the impact of the federal tax on GILTI; and non-deductible goodwill impairments. These impacts were partially offset by a favorable geographic mix of pre-tax income in various non-U.S. jurisdictions.

Our 2020 effective tax rate was an expense of 65.0% on pre-tax income. Our effective tax rate was unfavorably impacted by rate reconciling items, primarily related to non-deductible goodwill impairments, the impact of the federal tax on GILTI, and the revaluation of our deferred tax balances due to changes in international tax laws. These impacts were partially offset by a more favorable geographic mix of pre-tax income in various non-U.S. jurisdictions and the favorable impact of establishing certain deferred tax assets for state tax deductions.

See Note 8, *Goodwill and Intangible Assets*, for additional information related to our impairment losses. See Note 4, *Acquisitions and Divestitures*, for additional information on our acquisitions and divestitures.

Deferred Income Tax Assets and Liabilities:

The tax effects of temporary differences and carryforwards that gave rise to deferred income tax assets and liabilities consisted of the following (in millions):

	December 31, 2022		December 25, 2021	
Deferred income tax liabilities:				
Intangible assets, net	$	9,985	$	10,212
Property, plant and equipment, net		680		748
Right-of-use assets		131		110
Other		408		455
Deferred income tax liabilities		11,204		11,525
Deferred income tax assets:				
Other employee benefits		(111)		(119)
Deferred income		(356)		(369)
Lease liabilities		(139)		(115)
Other		(693)		(621)
Deferred income tax assets		(1,299)		(1,224)
Valuation allowance		96		101
Net deferred income tax liabilities	$	10,001	$	10,402

The 2021 deferred income tax assets and liabilities reflected in the above table have been adjusted principally to reflect deferred taxes on the gross up of the operating lease right-of-use assets and the operating lease liabilities under ASU 2016-02, *Leases (Topic 842)*. This update had the effect of increasing both the total deferred income tax assets and the deferred income tax liabilities by $210 million for the year ended December 25, 2021. These adjustments have no net impact on the net deferred income tax liabilities or on the consolidated financial statements and we do not believe they are material to the annual consolidated financial statements.

The decrease in net deferred income tax liabilities from December 25, 2021 to December 31, 2022 was primarily driven by intangible asset impairment losses in 2022. See Note 8, *Goodwill and Intangible Assets*, for additional information on the impairment losses.

At December 31, 2022, foreign operating loss carryforwards totaled $621 million. Of that amount, $47 million expire between 2023 and 2042; the other $575 million do not expire. We have recorded $180 million of deferred tax assets related to these foreign operating loss carryforwards. Deferred tax assets of $22 million have been recorded for U.S. state and local operating loss carryforwards. These losses expire between 2023 and 2042. At December 31, 2022, tax credit carryforwards totaled $55 million, which included state tax credits of $22 million, foreign credits of $18 million, and U.S. foreign tax credits of $15 million.

Uncertain Tax Positions:

At December 31, 2022, our unrecognized tax benefits for uncertain tax positions were $455 million. If we had recognized all of these benefits, the impact on our effective tax rate would have been $425 million. It is reasonably possible that our unrecognized tax benefits will decrease by as much as $3 million in the next 12 months primarily due to the progression of federal, state, and foreign audits in process. Our unrecognized tax benefits for uncertain tax positions are included in income taxes payable and other non-current liabilities on our consolidated balance sheets.

The changes in our unrecognized tax benefits were (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020	
Balance at the beginning of the period	$	441	$	421	$	406
Increases for tax positions of prior years		8		13		13
Decreases for tax positions of prior years		(27)		(51)		(34)
Increases based on tax positions related to the current year		53		75		57
Decreases due to settlements with taxing authorities		(6)		(1)		(8)
Decreases due to lapse of statute of limitations		(14)		(16)		(13)
Balance at the end of the period	$	455	$	441	$	421

Our unrecognized tax benefits increased during 2022 and 2021 mainly as a result of a net increase for tax positions related to the current and prior years in the U.S. and certain state and foreign jurisdictions, which were partially offset by decreases related to audit settlements with federal, state, and foreign taxing authorities and statute of limitations expirations.

We include interest and penalties related to uncertain tax positions in our tax provision. Our provision for/(benefit from) income taxes included a $20 million expense in 2022, a $9 million expense in 2021, and a $10 million expense in 2020 related to interest and penalties. Accrued interest and penalties were $100 million as of December 31, 2022 and $81 million as of December 25, 2021.

Other Income Tax Matters:

Tax Examinations:

We are currently under examination for income taxes by the IRS for the years 2018 and 2019. We are continuing to respond to Information Document Requests. We have received a draft economist report and expect to receive a Notice of Proposed Adjustment relating to transfer pricing with our foreign subsidiaries asserting that our U.S. taxable income should have been higher in 2018 and 2019, which would result in additional U.S. tax expense for 2018 and 2019 plus interest and potential penalties. We strongly disagree with the IRS's suggested position, believe that our tax positions are properly supported, and intend to vigorously contest the position taken by the IRS and pursue all available administrative and judicial remedies. We continue to maintain our operating model and believe our income tax reserves are appropriate for all open tax years and that final adjudication of this matter will not have a material impact on our results of operations and cash flows. However, the ultimate outcome of this matter is uncertain, and if we are required to pay the IRS additional U.S. taxes, interest, and potential penalties, our results of operations and cash flows could be materially affected.

In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Brazil, Canada, Italy, the Netherlands, the United Kingdom, and the United States. As of December 31, 2022, we have substantially concluded all national income tax matters through 2020 for the Netherlands, through 2017 for the United States, through 2014 for Italy, through 2013 for the United Kingdom and Canada, and through 2013, with the exception of 2007 and 2008 which are under litigation, for Brazil. We have substantially concluded all U.S. state income tax matters through 2007.

Cash Held by International Subsidiaries:

Our undistributed historic earnings in foreign subsidiaries through December 31, 2017 are currently not considered to be indefinitely reinvested. Related to these undistributed historic earnings, we had recorded a deferred tax liability of approximately $10 million on approximately $90 million of historic earnings at December 31, 2022 and a deferred tax liability of approximately $10 million on approximately $135 million of historic earnings at December 25, 2021. The deferred tax liability relates to local withholding taxes that will be owed when this cash is distributed.

Subsequent to January 1, 2018, we consider the unremitted earnings of certain international subsidiaries that impose local country taxes on dividends to be indefinitely reinvested. For those undistributed earnings considered to be indefinitely reinvested, our intent is to reinvest these funds in our international operations, and our current plans do not demonstrate a need to repatriate the accumulated earnings to fund our U.S. cash requirements. The amount of unrecognized deferred tax liabilities for local country withholding taxes that would be owed, if repatriated, related to our 2018 through 2022 accumulated earnings of certain international subsidiaries is approximately $50 million.

Divestitures:

Related to the Cheese Transaction, we paid cash taxes of approximately $620 million in the second quarter of 2022.

Related to the Nuts Transaction, we paid cash taxes of approximately $700 million in the second half of 2021.

On August 16, 2022, the Inflation Reduction Act was signed into law in the United States. We are currently evaluating the law and do not expect the Inflation Reduction Act to have a significant impact on our financial statements, including our annual estimated effective tax rate.

Note 10. Employees' Stock Incentive Plans

We grant equity awards, including stock options, restricted stock units ("RSUs"), and performance share units ("PSUs"), to select employees to provide long-term performance incentives to our employees.

Stock Plans

We had activity related to equity awards from the following plans in 2022, 2021, and 2020:

2020 Omnibus Incentive Plan:

In May 2020, our stockholders approved The Kraft Heinz Company 2020 Omnibus Incentive Plan (the "2020 Omnibus Plan"), which was adopted by our Board of Directors ("Board") in March 2020. The 2020 Omnibus Plan became effective March 2, 2020 (the "Plan Effective Date") and will expire on the tenth anniversary of the Plan Effective Date. The 2020 Omnibus Plan authorizes the issuance of up to 36 million shares of our common stock for awards to employees, non-employee directors, and other key personnel. The 2020 Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, deferred stock, performance awards, other stock-based awards, and cash-based awards. Equity awards granted under the 2020 Omnibus Plan include awards that vest in full at the end of a three-year period as well as awards that vest in annual installments over three or four years beginning on the second anniversary of the original grant date. Non-qualified stock options have a maximum exercise term of 10 years from the date of the grant. As of the Plan Effective Date, awards will no longer be granted under The Kraft Heinz Company 2016 Omnibus Incentive Plan, the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan, Kraft Foods Group, Inc. 2012 Performance Incentive Plan, or any other equity plans other than the 2020 Omnibus Plan.

2016 Omnibus Incentive Plan:

In April 2016, our stockholders approved The Kraft Heinz Company 2016 Omnibus Incentive Plan ("2016 Omnibus Plan"), which was adopted by our Board in February 2016. The 2016 Omnibus Plan authorized grants of up to 18 million shares of our common stock pursuant to options, stock appreciation rights, RSUs, deferred stock, performance awards, investment rights, other stock-based awards, and cash-based awards. Equity awards granted under the 2016 Omnibus Plan prior to 2019 generally vest in full at the end of a five-year period. Equity awards granted under the 2016 Omnibus Plan in 2019 include awards that vest in full at the end of three and five-year periods as well as awards that become exercisable in annual installments over three to four years beginning on the second anniversary of the original grant date. Non-qualified stock options have a maximum exercise term of 10 years. Equity awards granted under the 2016 Omnibus Plan since inception include non-qualified stock options, RSUs, and PSUs.

2013 Omnibus Incentive Plan:

Prior to approval of the 2016 Omnibus Plan, we issued non-qualified stock options to select employees under the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan ("2013 Omnibus Plan"). As a result of the 2015 Merger, each outstanding Heinz stock option was converted into 0.443332 of a Kraft Heinz stock option. Following this conversion, the 2013 Omnibus Plan authorized the issuance of up to 17,555,947 shares of our common stock. Non-qualified stock options awarded under the 2013 Omnibus Plan vest in full at the end of a five-year period and have a maximum exercise term of 10 years. These non-qualified stock options have vested and become exercisable in accordance with the terms and conditions of the 2013 Omnibus Plan and the relevant award agreements.

Kraft 2012 Performance Incentive Plan:

Prior to the 2015 Merger, Kraft issued equity-based awards, including stock options and RSUs, under the Kraft Foods Group, Inc. 2012 Performance Incentive Plan ("2012 Performance Incentive Plan"). As a result of the 2015 Merger, each outstanding Kraft stock option was converted into an option to purchase a number of shares of our common stock based upon an option adjustment ratio, and each outstanding Kraft RSU was converted into one Kraft Heinz RSU. These options generally become exercisable in three annual installments beginning on the first anniversary of the original grant date, and have a maximum exercise term of 10 years. These RSUs generally vest in full on the third anniversary of the original grant date. In accordance with the terms of the 2012 Performance Incentive Plan, vesting generally accelerated for holders of Kraft awards who were terminated without cause within 2 years of the 2015 Merger Date. These Kraft Heinz equity awards have vested and become exercisable in accordance with the terms and conditions that were applicable immediately prior to the completion of the 2015 Merger.

In addition, prior to the 2015 Merger, Kraft issued performance-based, long-term incentive awards ("Kraft Performance Shares"), which vested based on varying performance, market, and service conditions. In connection with the 2015 Merger, all outstanding Kraft Performance Shares were converted into cash awards, payable in two installments: (i) a 2015 pro-rata payment based upon the portion of the Kraft Performance Share cycle completed prior to the 2015 Merger and (ii) the remaining value of the award to be paid on the earlier of the first anniversary of the closing of the 2015 Merger and a participant's termination without cause.

Stock Options

We use the Black-Scholes model to estimate the fair value of stock option grants. Our weighted average Black-Scholes fair value assumptions were:

	December 31, 2022	December 25, 2021	December 26, 2020
Risk-free interest rate	1.64 %	1.03 %	0.45 %
Expected term	6.5 years	6.5 years	6.5 years
Expected volatility	28.5 %	32.1 %	33.6 %
Expected dividend yield	4.4 %	4.6 %	5.7 %
Weighted average grant date fair value per share	$ 6.46	$ 6.63	$ 4.77

The risk-free interest rate represented the constant maturity U.S. Treasury rate in effect at the grant date, with a remaining term equal to the expected term of the options. The expected term is the period over which our employees are expected to hold their options. Due to the lack of historical data, we calculated expected term using the weighted average vesting period and the contractual term of the options. We estimated volatility using a blended volatility approach of term-matched historical volatility from our daily stock prices and weighted average implied volatility. We estimated the expected dividend yield using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded.

Our stock option activity and related information was:

	Number of Stock Options	Weighted Average Exercise Price (per share)	Aggregate Intrinsic Value (in millions)	Average Remaining Contractual Term
Outstanding at December 25, 2021	11,778,068	$ 45.43		
Granted	941,146	38.68		
Forfeited	(1,091,515)	61.80		
Exercised	(2,068,636)	27.42		
Outstanding at December 31, 2022	9,559,063	46.80	$ 37	4 years
Exercisable at December 31, 2022	6,621,706	47.43	29	3 years

The aggregate intrinsic value of stock options exercised during the period was $24 million in 2022, $23 million in 2021, and $24 million in 2020.

Cash received from options exercised was $57 million in 2022, $53 million in 2021, and $85 million in 2020. The tax benefit realized from stock options exercised was $8 million in 2022, $12 million in 2021, and $16 million in 2020.

Our unvested stock options and related information was:

	Number of Stock Options	Weighted Average Grant Date Fair Value (per share)
Unvested options at December 25, 2021	4,408,137	$ 7.52
Granted	941,146	6.46
Forfeited	(525,007)	7.90
Vested	(1,886,919)	6.87
Unvested options at December 31, 2022	2,937,357	7.53

Restricted Stock Units

RSUs represent a right to receive one share or the value of one share upon the terms and conditions set forth in the applicable plan and award agreement.

We used the stock price on the grant date to estimate the fair value of our RSUs. Certain of our RSUs are not dividend eligible. We discounted the fair value of these RSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of RSUs is amortized to expense over the vesting period.

The weighted average grant date fair value per share of our RSUs granted during the year was $37.50 in 2022, $36.36 in 2021, and $29.27 in 2020. All RSUs granted in 2022, 2021, and 2020 were dividend eligible.

Our RSU activity and related information was:

	Number of Units	Weighted Average Grant Date Fair Value (per share)
Outstanding at December 25, 2021	12,476,390	$ 33.08
Granted	3,087,495	37.50
Forfeited	(1,941,019)	33.27
Vested	(4,292,148)	33.41
Outstanding at December 31, 2022	9,330,718	34.36

The aggregate fair value of RSUs that vested during the period was $163 million in 2022, $135 million in 2021, and $6 million in 2020.

Performance Share Units

PSUs represent a right to receive one share or the value of one share upon the terms and conditions set forth in the applicable plan and award agreement and are subject to achievement or satisfaction of performance or market conditions specified by the Compensation Committee of our Board.

For our PSUs that are tied to performance conditions, we used the stock price on the grant date to estimate the fair value. The PSUs are not dividend eligible; therefore, we discounted the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

For our PSUs that are tied to market-based conditions, the grant date fair value was determined based on a Monte Carlo simulation model, which takes into account expected volatility and dividend yield, among other things. The related compensation expense is recognized regardless of whether the market condition is satisfied, provided that the requisite service has been provided. The final award is based on the achievement of market-based components and service-based vesting conditions and may equal 0% to 150% of the target grant amount, based on achievement of the market-based conditions.

In 2019, we granted PSUs to our Chief Executive Officer that were tied to market-based conditions. The vesting date for these awards occurred without the performance conditions having been met and the PSUs were forfeited.

The weighted average grant date fair value per share of our PSUs granted during the year was $34.45 in 2022, $35.03 in 2021, and $28.50 in 2020. Our expected dividend yield was 4.41% in 2022, 4.63% in 2021, and 5.10% in 2020. For our PSUs that are tied to market-based conditions, our expected volatility was 32.92% in 2022 and 38.90% in 2021.

Our PSU activity and related information was:

	Number of Units	Weighted Average Grant Date Fair Value (per share)
Outstanding at December 25, 2021	5,319,980	$ 27.24
Granted	1,737,198	34.45
Forfeited	(1,525,761)	21.31
Vested	(1,512,763)	28.41
Outstanding at December 31, 2022	4,018,654	32.15

The aggregate fair value of PSUs that vested during the period was $58 million in 2022 and $69 million in 2021. No PSUs vested in 2020.

Total Equity Awards

Equity award compensation cost and the related tax benefit was (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020	
Pre-tax compensation cost	$	148	$	197	$	156
Related tax benefit		(34)		(43)		(33)
After-tax compensation cost	$	114	$	154	$	123

Unrecognized compensation cost related to unvested equity awards was $209 million at December 31, 2022 and is expected to be recognized over a weighted average period of 2 years.

Note 11. Postemployment Benefits

We maintain various retirement plans for the majority of our employees. Current defined benefit pension plans are provided primarily for certain domestic union and foreign employees. Local statutory requirements govern many of these plans. The pension benefits of our unionized workers are in accordance with the applicable collective bargaining agreement covering their employment. Defined contribution plans are provided for certain domestic unionized, non-union hourly, and salaried employees as well as certain employees in foreign locations.

We provide health care and other postretirement benefits to certain of our eligible retired employees and their eligible dependents. Certain of our U.S. and Canadian employees may become eligible for such benefits. We may modify plan provisions or terminate plans at our discretion. The postretirement benefits of our unionized workers are in accordance with the applicable collective bargaining agreement covering their employment.

We remeasure our postemployment benefit plans at least annually.

Pension Plans

Obligations and Funded Status:
The projected benefit obligations, fair value of plan assets, and funded status of our pension plans were (in millions):

	U.S. Plans		Non-U.S. Plans	
	December 31, 2022	December 25, 2021	December 31, 2022	December 25, 2021
Benefit obligation at beginning of year	$ 3,852	$ 4,191	$ 2,224	$ 2,359
Service cost	4	5	14	16
Interest cost	118	90	36	29
Benefits paid	(156)	(132)	(79)	(116)
Actuarial losses/(gains)[a]	(988)	(125)	(632)	(35)
Currency	—	—	(191)	(28)
Settlements[b]	(176)	(180)	(46)	(2)
Curtailments	(1)	—	—	—
Special/contractual termination benefits	—	3	—	1
Benefit obligation at end of year	2,653	3,852	1,326	2,224
Fair value of plan assets at beginning of year	4,445	4,627	2,910	3,023
Actual return on plan assets	(1,000)	130	(832)	28
Employer contributions	—	—	11	15
Benefits paid	(156)	(132)	(79)	(117)
Currency	—	—	(255)	(37)
Settlements[b]	(176)	(180)	(46)	(2)
Fair value of plan assets at end of year	3,113	4,445	1,709	2,910
Net pension liability/(asset) recognized at end of year	$ (460)	$ (593)	$ (383)	$ (686)

(a) Actuarial losses/(gains) were primarily due to a change in the discount rate assumption utilized in measuring plan obligations.

(b) Settlements represent lump sum payments of $222 million in 2022 and $182 million in 2021.

The accumulated benefit obligation, which represents benefits earned to the measurement date, was $2.6 billion at December 31, 2022 and $3.8 billion at December 25, 2021 for the U.S. pension plans. The accumulated benefit obligation for the non-U.S. pension plans was $1.3 billion at December 31, 2022 and $2.1 billion at December 25, 2021.

The combined U.S. and non-U.S. pension plans resulted in net pension assets of $843 million at December 31, 2022 and $1.3 billion at December 25, 2021. We recognized these amounts on our consolidated balance sheets as follows (in millions):

	December 31, 2022	December 25, 2021
Other non-current assets	$ 908	$ 1,366
Other current liabilities	(4)	(5)
Accrued postemployment costs	(61)	(82)
Net pension asset/(liability) recognized	$ 843	$ 1,279

For certain of our U.S. and non-U.S. plans that were underfunded based on accumulated benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and the fair value of plan assets were (in millions):

	U.S. Plans		Non-U.S. Plans	
	December 31, 2022	December 25, 2021	December 31, 2022	December 25, 2021
Projected benefit obligation	$ —	$ —	$ 96	$ 162
Accumulated benefit obligation	—	—	91	155
Fair value of plan assets	—	—	31	75

All of our U.S. plans were overfunded based on plan assets in excess of accumulated benefit obligations as of December 31, 2022 and December 25, 2021.

For certain of our U.S. and non-U.S. plans that were underfunded based on projected benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and the fair value of plan assets were (in millions):

	U.S. Plans		Non-U.S. Plans	
	December 31, 2022	December 25, 2021	December 31, 2022	December 25, 2021
Projected benefit obligation	$ —	$ —	$ 96	$ 162
Accumulated benefit obligation	—	—	91	155
Fair value of plan assets	—	—	31	75

All of our U.S. plans were overfunded based on plan assets in excess of projected benefit obligations as of December 31, 2022 and December 25, 2021.

We used the following weighted average assumptions to determine our projected benefit obligations under the pension plans:

	U.S. Plans		Non-U.S. Plans	
	December 31, 2022	December 25, 2021	December 31, 2022	December 25, 2021
Discount rate	5.6 %	3.1 %	4.9 %	1.9 %
Rate of compensation increase	4.0 %	4.0 %	3.8 %	3.8 %

Discount rates for our U.S. and non-U.S. plans were developed from a model portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans.

Components of Net Pension Cost/(Benefit):

Net pension cost/(benefit) consisted of the following (in millions):

	U.S. Plans			Non-U.S. Plans		
	December 31, 2022	December 25, 2021	December 26, 2020	December 31, 2022	December 25, 2021	December 26, 2020
Service cost	$ 4	$ 5	$ 6	$ 14	$ 16	$ 16
Interest cost	118	90	123	36	29	38
Expected return on plan assets	(193)	(186)	(206)	(69)	(94)	(103)
Amortization of prior service costs/ (credits)	—	—	—	1	1	—
Amortization of unrecognized losses/ (gains)	—	—	—	1	2	1
Settlements	(1)	(11)	(24)	15	1	—
Special/contractual termination benefits	—	3	—	—	1	—
Net pension cost/(benefit)	$ (72)	$ (99)	$ (101)	$ (2)	$ (44)	$ (48)

We present all non-service cost components of net pension cost/(benefit) within other expense/(income) on our consolidated statements of income. In 2021, we recognized special/contractual termination benefits for our U.S plans related to the Nuts Transaction, including a loss of $3 million. These special/contractual termination benefits are recorded in other expense/ (income) as a component of our pre-tax loss/(gain) on sale of business on the consolidated statement of income for the year ended December 25, 2021.

We used the following weighted average assumptions to determine our net pension costs for the years ended:

	U.S. Plans			Non-U.S. Plans		
	December 31, 2022	December 25, 2021	December 26, 2020	December 31, 2022	December 25, 2021	December 26, 2020
Discount rate - Service cost	4.0 %	3.1 %	3.5 %	2.4 %	2.1 %	2.5 %
Discount rate - Interest cost	4.0 %	2.3 %	2.8 %	1.8 %	1.2 %	1.8 %
Expected rate of return on plan assets	5.3 %	4.2 %	4.4 %	2.6 %	3.1 %	3.8 %
Rate of compensation increase	4.0 %	4.0 %	4.1 %	3.8 %	3.5 %	3.7 %

Discount rates for our U.S. and non-U.S. plans were developed from a model portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. We determine our expected rate of return on plan assets from the plan assets' historical long-term investment performance, target asset allocation, and estimates of future long-term returns by asset class.

Plan Assets:

The underlying basis of the investment strategy of our defined benefit plans is to ensure that pension funds are available to meet the plans' benefit obligations when they are due. Our investment objectives include: investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds; achieving an optimal return on plan assets within specified risk tolerances; and investing according to local regulations and requirements specific to each country in which a defined benefit plan operates. The investment strategy expects equity investments to yield a higher return over the long term than fixed-income securities, while fixed-income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements. Our investment policy specifies the type of investment vehicles appropriate for the applicable plan, asset allocation guidelines, criteria for the selection of investment managers, procedures to monitor overall investment performance as well as investment manager performance. It also provides guidelines enabling the applicable plan fiduciaries to fulfill their responsibilities.

Our weighted average asset allocations were:

	U.S. Plans		Non-U.S. Plans	
	December 31, 2022	December 25, 2021	December 31, 2022	December 25, 2021
Fixed-income securities	72 %	83 %	52 %	53 %
Equity securities	10 %	16 %	3 %	21 %
Alternative investments, including real assets and other fixed income	16 %	— %	10 %	— %
Cash and cash equivalents	2 %	1 %	19 %	9 %
Certain insurance contracts	— %	— %	16 %	17 %
Total	100 %	100 %	100 %	100 %

Our pension investment strategy for U.S. plans is designed to align our pension assets with our projected benefit obligation to reduce volatility. We target an investment of approximately 75% of our U.S. plan assets in fixed-income securities, approximately 15% in alternatives, primarily real assets and diversified credit, and approximately 10% in return-seeking assets, primarily equity securities. Prior to 2022, we targeted an investment of approximately 85% of our U.S. plan assets in fixed-income securities and approximately 15% in return-seeking assets, primarily equity securities.

For pension plans outside the United States, our investment strategy is subject to local regulations and the asset/liability profiles of the plans in each individual country. In aggregate, the long-term asset allocation targets of our non-U.S. plans are broadly characterized as a mix of approximately 83% fixed-income securities and certain insurance contracts, approximately 8% in alternatives, primarily multi-asset credit, and approximately 9% in return-seeking assets, primarily equity securities.

The fair value of pension plan assets at December 31, 2022 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Government bonds	$ 371	$ 371	$ —	$ —
Corporate bonds and other fixed-income securities	2,292	—	2,292	—
Total fixed-income securities	2,663	371	2,292	—
Equity securities	—	—	—	—
Cash and cash equivalents	330	327	3	—
Real estate	—	—	—	—
Certain insurance contracts	275	—	—	275
Fair value excluding investments measured at net asset value	3,268	698	2,295	275
Investments measured at net asset value[a]	1,554			
Total plan assets at fair value	$ 4,822			

(a) Amount includes cash collateral of $163 million associated with our securities lending program, which is reflected as an asset, and a corresponding securities lending payable of $163 million, which is reflected as a liability. The net impact on total plan assets at fair value is zero.

The fair value of pension plan assets at December 25, 2021 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Government bonds	$ 316	$ 316	$ —	$ —
Corporate bonds and other fixed-income securities	4,092	—	4,092	—
Total fixed-income securities	4,408	316	4,092	—
Equity securities	171	171	—	—
Cash and cash equivalents	247	245	2	—
Real estate	6	—	—	6
Certain insurance contracts	488	—	—	488
Fair value excluding investments measured at net asset value	5,320	732	4,094	494
Investments measured at net asset value[a]	2,035			
Total plan assets at fair value	$ 7,355			

(a) Amount includes cash collateral of $239 million associated with our securities lending program, which is reflected as an asset, and a corresponding securities lending payable of $239 million, which is reflected as a liability. The net impact on total plan assets at fair value is zero.

The following section describes the valuation methodologies used to measure the fair value of pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

Government Bonds. These securities consist of direct investments in publicly traded U.S. fixed interest obligations (principally debentures). Such investments are valued using quoted prices in active markets. These securities are included in Level 1.

Corporate Bonds and Other Fixed-Income Securities. These securities consist of publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, these securities are included in Level 2. Any securities that are in default are included in Level 3.

Equity Securities. These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1. Beginning in 2022, all equity exposure is provided through pooled funds valued at net asset value.

Cash and Cash Equivalents. This consists of direct cash holdings and institutional short-term investment vehicles. Direct cash holdings are valued based on cost, which approximates fair value and are classified as Level 1. Certain institutional short-term investment vehicles are valued daily and are classified as Level 1. Other cash equivalents that are not traded on an active exchange, such as bank deposits, are classified as Level 2.

Real Estate. These holdings consist of real estate investments and are generally classified as Level 3.

Certain Insurance Contracts. This category consists of group annuity contracts that have been purchased to cover a portion of the plan members and have been classified as Level 3.

Investments Measured at Net Asset Value. This category consists of pooled funds, short-term investments, and partnership/corporate feeder interests.

- *Pooled funds.* The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the collective trusts can be redeemed daily, monthly, or quarterly based upon the applicable net asset value per unit and the terms of the specific trust agreements.

  The mutual fund investments are not traded on an exchange, and a majority of these funds are held in a separate account managed by a fixed income manager. The fair values of these investments are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The objective of the account is to provide superior return with reasonable risk, where performance is expected to exceed Barclays Long U.S. Credit Index. Investments in this account can be redeemed with a written notice to the investment manager.

- *Short-term investments.* Short-term investments largely consist of a money market fund, the fair value of which is based on the net asset value reported by the manager of the fund and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The money market fund is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The investment objective of the money market fund is to provide the highest possible level of current income while still maintaining liquidity and preserving capital.

- *Partnership/corporate feeder interests.* Fair value estimates of the equity partnership are based on their net asset values, as reported by the manager of the partnership. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the equity partnership may be redeemed once per month upon 10 days' prior written notice to the General Partner, subject to the discretion of the General Partner. The investment objective of the equity partnership is to seek capital appreciation by investing primarily in equity securities.

  The fair values of the corporate feeder are based upon the net asset values of the equity master fund in which it invests. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the corporate feeder can be redeemed quarterly with at least 90 days' notice. The investment objective of the corporate feeder is to generate long-term returns by investing in large, liquid equity securities with attractive fundamentals.

Changes in our Level 3 plan assets for the year ended December 31, 2022 included (in millions):

Asset Category	December 25, 2021	Additions	Net Realized Gain/(Loss)	Net Unrealized Gain/(Loss)	Net Purchases, Issuances and Settlements	Transfers Into/(Out of) Level 3	December 31, 2022
Real estate	$ 6	$ —	$ 2	$ (5)	$ (3)	$ —	$ —
Certain insurance contracts	488	—	—	(198)	(15)	—	275
Total Level 3 investments	$ 494	$ —	$ 2	$ (203)	$ (18)	$ —	$ 275

Changes in our Level 3 plan assets for the year ended December 25, 2021 included (in millions):

Asset Category	December 26, 2020	Additions	Net Realized Gain/(Loss)	Net Unrealized Gain/(Loss)	Net Purchases, Issuances and Settlements	Transfers Into/(Out of) Level 3	December 25, 2021
Real estate	$ 35	$ —	$ (1)	$ (1)	$ (27)	$ —	$ 6
Corporate bonds and other fixed-income securities	1	—	—	—	—	(1)	—
Certain insurance contracts	47	464	—	(13)	(10)	—	488
Total Level 3 investments	$ 83	$ 464	$ (1)	$ (14)	$ (37)	$ (1)	$ 494

Employer Contributions:

In 2022, we contributed $11 million to our non-U.S. pension plans. We did not contribute to our U.S. pension plans. We estimate that 2023 pension contributions will be approximately $11 million to our non-U.S. pension plans. We do not plan to make contributions to our U.S. pension plans in 2023. Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2023. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual pension asset performance or interest rates, or other factors.

Future Benefit Payments:

The estimated future benefit payments from our pension plans at December 31, 2022 were (in millions):

	U.S. Plans	Non-U.S. Plans
2023	$ 265	$ 83
2024	260	77
2025	251	79
2026	234	81
2027	226	84
2028-2032	973	436

Postretirement Plans

Obligations and Funded Status:

The accumulated benefit obligation, fair value of plan assets, and funded status of our postretirement benefit plans were (in millions):

	December 31, 2022	December 25, 2021
Benefit obligation at beginning of year	$ 995	$ 1,302
Service cost	4	6
Interest cost	27	20
Benefits paid	(80)	(94)
Actuarial losses/(gains)[a]	(205)	(121)
Plan amendments[b]	(2)	(116)
Currency	(6)	1
Curtailments	—	(3)
Benefit obligation at end of year	733	995
Fair value of plan assets at beginning of year	1,151	1,153
Actual return on plan assets	(196)	80
Employer contributions	12	13
Benefits paid	(80)	(95)
Fair value of plan assets at end of year	887	1,151
Net postretirement benefit liability/(asset) recognized at end of year	$ (154)	$ (156)

(a) Actuarial losses/(gains) were primarily due to a change in the discount rate assumption utilized in measuring plan obligations.

(b) Driven primarily by a 2021 plan amendment that changed the benefit structure for a subset of the retiree population.

We recognized the net postretirement benefit asset/(liability) on our consolidated balance sheets as follows (in millions):

	December 31, 2022	December 25, 2021
Other non-current assets	$ 244	$ 287
Other current liabilities	(7)	(8)
Accrued postemployment costs	(83)	(123)
Net postretirement benefit asset/(liability) recognized	$ 154	$ 156

For certain of our postretirement benefit plans that were underfunded based on accumulated postretirement benefit obligations in excess of plan assets, the accumulated benefit obligations and the fair value of plan assets were (in millions):

	December 31, 2022	December 25, 2021
Accumulated benefit obligation	$ 90	$ 131
Fair value of plan assets	—	—

We used the following weighted average assumptions to determine our postretirement benefit obligations:

	December 31, 2022	December 25, 2021
Discount rate	5.5 %	2.8 %
Health care cost trend rate assumed for next year	6.6 %	5.9 %
Ultimate trend rate	4.8 %	4.8 %

Discount rates for our plans were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. Our expected health care cost trend rate is based on historical costs and our expectation for health care cost trend rates going forward.

The year that the health care cost trend rate reaches the ultimate trend rate varies by plan and ranges between 2023 and 2030 as of December 31, 2022. Assumed health care costs trend rates have a significant impact on the amounts reported for the postretirement benefit plans.

Components of Net Postretirement Cost/(Benefit):

Net postretirement cost/(benefit) consisted of the following (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020	
Service cost	$	4	$	6	$	6
Interest cost		27		20		33
Expected return on plan assets		(54)		(49)		(49)
Amortization of prior service costs/(credits)		(15)		(8)		(122)
Amortization of unrecognized losses/(gains)		(15)		(16)		(14)
Curtailments		—		(4)		—
Net postretirement cost/(benefit)	$	(53)	$	(51)	$	(146)

We present all non-service cost components of net postretirement cost/(benefit) within other expense/(income) on our consolidated statements of income. In 2021, we recognized a curtailment gain of $4 million related to the Nuts Transaction. This gain is recorded in other expense/(income) as a component of our pre-tax loss/(gain) on sale of business on the consolidated statement of income for the year ended December 25, 2021.

The amortization of prior service credits was primarily driven by plan amendments in 2015 and 2016. We estimate that amortization of prior service credits will be insignificant in each of the next five years.

We used the following weighted average assumptions to determine our net postretirement benefit plans cost for the years ended:

	December 31, 2022	December 25, 2021	December 26, 2020
Discount rate - Service cost	2.8 %	2.7 %	3.3 %
Discount rate - Interest cost	3.4 %	1.6 %	2.7 %
Expected rate of return on plan assets	5.4 %	4.4 %	4.7 %
Health care cost trend rate	6.6 %	5.9 %	6.2 %

Discount rates for our plans were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. We determine our expected rate of return on plan assets from the plan assets' target asset allocation and estimates of future long-term returns by asset class. Our expected health care cost trend rate is based on historical costs and our expectation for health care cost trend rates going forward.

Plan Assets:

The underlying basis of the investment strategy of our U.S. postretirement plans is to ensure that funds are available to meet the plans' benefit obligations when they are due by investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds. The investment strategy expects equity investments to yield a higher return over the long term than fixed-income securities, while fixed-income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements.

Our weighted average asset allocations were:

	December 31, 2022	December 25, 2021
Fixed-income securities	61 %	61 %
Equity securities	33 %	36 %
Cash and cash equivalents	6 %	3 %

Our postretirement benefit plan investment strategy is subject to local regulations and the asset/liability profiles of the plans in each individual country. Our investment strategy is designed to align our postretirement benefit plan assets with our postretirement benefit obligation to reduce volatility. In aggregate, our long-term asset allocation targets are broadly characterized as a mix of approximately 70% in fixed-income securities and approximately 30% in return-seeking assets, primarily equity securities.

The fair value of postretirement benefit plan assets at December 31, 2022 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Government bonds	$ 102	$ 102	$ —	$ —
Corporate bonds and other fixed-income securities	437	—	437	—
Total fixed-income securities	539	102	437	—
Equity securities	163	163	—	—
Fair value excluding investments measured at net asset value	702	265	437	—
Investments measured at net asset value	185			
Total plan assets at fair value	$ 887			

The fair value of postretirement benefit plan assets at December 25, 2021 was determined using the following fair value measurements (in millions):

Asset Category	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Government bonds	$ 112	$ 112	$ —	$ —
Corporate bonds and other fixed-income securities	590	—	590	—
Total fixed-income securities	702	112	590	—
Equity securities	236	236	—	—
Fair value excluding investments measured at net asset value	938	348	590	—
Investments measured at net asset value	213			
Total plan assets at fair value	$ 1,151			

The following section describes the valuation methodologies used to measure the fair value of postretirement benefit plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

Government Bonds. These securities consist of direct investments in publicly traded U.S. fixed interest obligations (principally debentures). Such investments are valued using quoted prices in active markets. These securities are included in Level 1.

Corporate Bonds and Other Fixed-Income Securities. These securities consist of publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and tax-exempt municipal bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, these securities are included in Level 2.

Equity Securities. These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.

Investments Measured at Net Asset Value. This category consists of pooled funds and short-term investments.

- *Pooled funds.* The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the collective trusts can be redeemed on each business day based upon the applicable net asset value per unit.

  The mutual fund investments are not traded on an exchange. The fair values of the mutual fund investments that are not traded on an exchange are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy.

- *Short-term investments.* Short-term investments largely consist of a money market fund, the fair value of which is based on the net asset value reported by the manager of the fund and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The money market fund is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The investment objective of the money market fund is to provide the highest possible level of current income while still maintaining liquidity and preserving capital.

Employer Contributions:

In 2022, we contributed $12 million to our postretirement benefit plans. We estimate that 2023 postretirement benefit plan contributions will be approximately $12 million. Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2023. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual postretirement plan asset performance or interest rates, or other factors.

Future Benefit Payments:

Our estimated future benefit payments for our postretirement plans at December 31, 2022 were (in millions):

2023	$	87
2024		82
2025		78
2026		74
2027		70
2028-2032		289

Other Plans

We sponsor and contribute to employee savings plans that cover eligible salaried, non-union, and union employees. Our contributions and costs are determined by the matching of employee contributions, as defined by the plans. Amounts charged to expense for defined contribution plans totaled $98 million in 2022, $103 million in 2021, and $91 million in 2020.

Accumulated Other Comprehensive Income/(Losses)

Our accumulated other comprehensive income/(losses) pension and postretirement benefit plans balances, before tax, consisted of the following (in millions):

	Pension Benefits		Postretirement Benefits		Total	
	December 31, 2022	December 25, 2021	December 31, 2022	December 25, 2021	December 31, 2022	December 25, 2021
Net actuarial gain/(loss)	$ (424)	$ 28	$ 416	$ 475	$ (8)	$ 503
Prior service credit/(cost)	(13)	(14)	8	23	(5)	9
	$ (437)	$ 14	$ 424	$ 498	$ (13)	$ 512

The net postemployment benefits recognized in other comprehensive income/(loss), consisted of the following (in millions):

		December 31, 2022		December 25, 2021		December 26, 2020
Net postemployment benefit gains/(losses) arising during the period:						
Net actuarial gains/(losses) arising during the period - Pension Benefits	$	(468)	$	39	$	(55)
Net actuarial gains/(losses) arising during the period - Postretirement Benefits		(44)		267		29
		(512)		306		(26)
Tax benefit/(expense)		126		(77)		4
	$	(386)	$	229	$	(22)
Reclassification of net postemployment benefit losses/(gains) to net income/(loss):						
Amortization of unrecognized losses/(gains) - Pension Benefits	$	1	$	3	$	2
Amortization of unrecognized losses/(gains) - Postretirement Benefits		(15)		(16)		(14)
Amortization of prior service costs/(credits) - Pension Benefits		1		—		—
Amortization of prior service costs/(credits) - Postretirement Benefits		(15)		(8)		(122)
Net settlement and curtailment losses/(gains) - Pension Benefits		15		(11)		(24)
		(13)		(32)		(158)
Tax (benefit)/expense		5		6		40
	$	(8)	$	(26)	$	(118)

Note 12. Financial Instruments

We maintain a policy of requiring that all significant, non-exchange traded derivative contracts be governed by an International Swaps and Derivatives Association master agreement, and these master agreements and their schedules contain certain obligations regarding the delivery of certain financial information upon demand.

Derivative Volume:
The notional values of our outstanding derivative instruments were (in millions):

		Notional Amount		
		December 31, 2022		December 25, 2021
Commodity contracts	$	1,166	$	592
Foreign exchange contracts		3,139		3,359
Cross-currency contracts		6,336		7,239

Fair Value of Derivative Instruments:
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values and the levels within the fair value hierarchy of derivative instruments recorded on the consolidated balance sheets were (in millions):

	December 31, 2022							
	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)			Significant Other Observable Inputs (Level 2)			Total Fair Value	
	Assets		Liabilities	Assets		Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:								
Foreign exchange contracts[a]	$ —	$	—	$ 40	$	10	$ 40	$ 10
Cross-currency contracts[b]	—		—	236		183	236	183
Derivatives not designated as hedging instruments:								
Commodity contracts[c]	33		61	—		15	33	76
Foreign exchange contracts[a]	—		—	33		25	33	25
Total fair value	$ 33	$	61	$ 309	$	233	$ 342	$ 294

(a)   At December 31, 2022, the fair value of our derivative assets was recorded in other current assets ($70 million) and other non-current assets ($3 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($33 million) and other non-current liabilities ($2 million).

(b) At December 31, 2022, the fair value of our derivative assets was recorded in other current assets ($132 million) and other non-current assets ($104 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($59 million) and other non-current liabilities ($124 million).

(c) At December 31, 2022, the fair value of our derivative assets was recorded in other current assets and the fair value of derivative liabilities was recorded in other current liabilities.

| | December 25, 2021 | | | | | |
| | Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) | | Significant Other Observable Inputs (Level 2) | | Total Fair Value | |
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:						
Foreign exchange contracts[a]	$ —	$ —	$ 24	$ 19	$ 24	$ 19
Cross-currency contracts[b]	—	—	247	212	247	212
Derivatives not designated as hedging instruments:						
Commodity contracts[c]	41	17	2	5	43	22
Foreign exchange contracts[a]	—	—	15	18	15	18
Total fair value	$ 41	$ 17	$ 288	$ 254	$ 329	$ 271

(a) At December 25, 2021, the fair value of our derivative assets was recorded in other current assets ($31 million) and other non-current assets ($8 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($33 million) and other non-current liabilities ($4 million).

(b) At December 25, 2021, the fair value of our derivative assets was recorded in other current assets ($74 million) and other non-current assets ($173 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($42 million) and other non-current liabilities ($170 million).

(c) At December 25, 2021, the fair value of our derivative assets was recorded in other current assets and the fair value of derivative liabilities was recorded in other current liabilities.

Our derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contract. We elect to record the gross assets and liabilities of our derivative financial instruments on the consolidated balance sheets. If the derivative financial instruments had been netted on the consolidated balance sheets, the asset and liability positions each would have been reduced by $222 million at December 31, 2022 and $155 million at December 25, 2021. At December 31, 2022 we had posted collateral of $43 million related to commodity derivative margin requirements, which was included in prepaid expenses on our consolidated balance sheet. At December 25, 2021, we had collected collateral related to commodity derivative margin requirements of $12 million, which was included in other current liabilities on our consolidated balance sheet.

Level 1 financial assets and liabilities consist of commodity future and options contracts and are valued using quoted prices in active markets for identical assets and liabilities.

Level 2 financial assets and liabilities consist of commodity swaps, foreign exchange forwards, options, and swaps, and cross-currency swaps. Commodity swaps are valued using an income approach based on the observable market commodity index prices less the contract rate multiplied by the notional amount. Foreign exchange forwards and swaps are valued using an income approach based on observable market forward rates less the contract rate multiplied by the notional amount. Foreign exchange options are valued using an income approach based on a Black-Scholes-Merton formula. This formula uses present value techniques and reflects the time value and intrinsic value based on observable market rates. Cross-currency swaps are valued based on observable market spot and swap rates.

We did not have any Level 3 financial assets or liabilities in any period presented.

Our calculation of the fair value of financial instruments takes into consideration the risk of nonperformance, including counterparty credit risk.

Net Investment Hedging:
At December 31, 2022, we had the following items designated as net investment hedges:
- Non-derivative foreign denominated debt with principal amounts of €650 million and £400 million; and
- Cross-currency contracts with notional amounts of C$1.4 billion ($1.0 billion), €1.9 billion ($2.1 billion), JPY9.6 billion ($67 million), and CNH500 million ($68 million).

We periodically use non-derivative instruments such as non-U.S. dollar financing transactions or non-U.S. dollar assets or liabilities, including intercompany loans, to hedge the exposure of changes in underlying foreign currency denominated subsidiary net assets, and they are designated as net investment hedges. At December 31, 2022, our intercompany loans designated as net investment hedges were insignificant.

The component of the gains and losses on our net investment in these designated foreign operations, driven by changes in foreign exchange rates, are economically offset by fair value movements on the effective portion of our cross-currency contracts and foreign exchange contracts and remeasurements of our foreign denominated debt.

Interest Rate Hedging:

From time to time we have had derivatives designated as interest rate hedges, including interest rate swaps. We no longer have any outstanding interest rate swaps. We continue to amortize the realized hedge losses that were deferred into accumulated other comprehensive income/(losses) into interest expense through the original maturity of the related long-term debt instruments.

Cash Flow Hedge Coverage:

At December 31, 2022, we had entered into foreign exchange contracts designated as cash flow hedges for periods not exceeding the next two years and into cross-currency contracts designated as cash flow hedges for periods not exceeding the next six years.

Deferred Hedging Gains and Losses on Cash Flow Hedges:

Based on our valuation at December 31, 2022 and assuming market rates remain constant through contract maturities, we expect transfers to net income/(loss) of unrealized gains during the next 12 months on foreign currency cash flow hedges to be approximately $26 million and on cross-currency cash flow hedges to be insignificant. Additionally, we expect transfers to net income/(loss) of unrealized losses on interest rate cash flow hedges during the next 12 months to be insignificant.

Concentration of Credit Risk:

Counterparties to our foreign exchange derivatives consist of major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of our credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

Economic Hedging:

We enter into certain derivative contracts not designated as hedging instruments in accordance with our risk management strategy, which have an economic impact of largely mitigating commodity price risk and foreign currency exposures. Gains and losses are recorded in net income/(loss) as a component of cost of products sold for our commodity contracts and other expense/(income) for our cross currency and foreign exchange contracts.

Acquisition Hedging:

We entered into foreign exchange derivative contracts to economically hedge the foreign currency exposure related to the cash consideration for the Hemmer Acquisition. These derivative contracts settled in our second quarter of 2022. The related derivative gains were $38 million for the year ended December 31, 2022, and were recorded within other expense/(income). These gains are classified as other losses/(gains) related to acquisitions and divestitures. The related cash flows were classified as cash inflows from investing activities on the consolidated statement of cash flows. See Note 4, *Acquisitions and Divestitures*, for additional information related to the Hemmer Acquisition.

Derivative Impact on the Statements of Comprehensive Income:

The following table presents the pre-tax amounts of derivative gains/(losses) deferred into accumulated other comprehensive income/(losses) and the income statement line item that will be affected when reclassified to net income/(loss) (in millions):

Accumulated Other Comprehensive Income/(Losses) Component	Gains/(Losses) Recognized in Other Comprehensive Income/(Losses) Related to Derivatives Designated as Hedging Instruments			Location of Gains/(Losses) When Reclassified to Net Income/(Loss)
	December 31, 2022	December 25, 2021	December 26, 2020	
Cash flow hedges:				
Foreign exchange contracts	$ 1	$ (1)	$ 1	Net sales
Foreign exchange contracts	46	(11)	(2)	Cost of products sold
Foreign exchange contracts (excluded component)	(17)	—	(2)	Cost of products sold
Foreign exchange contracts	1	1	—	SG&A
Cross-currency contracts	(132)	(119)	221	Other expense/(income)
Cross-currency contracts (excluded component)	30	28	26	Other expense/(income)
Cross-currency contracts	(28)	(22)	(11)	Interest expense
Net investment hedges:				
Foreign exchange contracts	17	1	1	Other expense/(income)
Foreign exchange contracts (excluded component)	—	2	(2)	Interest expense
Cross-currency contracts	324	144	(370)	Other expense/(income)
Cross-currency contracts (excluded component)	42	44	30	Interest expense
Total gains/(losses) recognized in statements of comprehensive income	$ 284	$ 67	$ (108)	

Derivative Impact on the Statements of Income:

The following tables present the pre-tax amounts of derivative gains/(losses) reclassified from accumulated other comprehensive income/(losses) to net income/(loss) and the affected income statement line items (in millions):

	December 31, 2022				December 25, 2021				
	Cost of products sold	SG&A	Interest expense	Other expense/ (income)	Net sales	Cost of products sold	SG&A	Interest expense	Other expense/ (income)
Total amounts presented in the consolidated statements of income in which the following effects were recorded	$ 18,363	$ 4,488	$ 921	$ (253)	$ 26,042	$ 17,360	$ 5,222	$ 2,047	$ (295)
Gains/(losses) related to derivatives designated as hedging instruments:									
Cash flow hedges:									
Foreign exchange contracts	$ (2)	$ 2	$ —	$ —	$ (1)	$ (46)	$ (1)	$ —	$ —
Foreign exchange contracts (excluded component)	(7)	—	—	—	—	(3)	—	—	—
Interest rate contracts	—	—	(1)	—	—	—	—	—	—
Cross-currency contracts	—	—	(28)	(54)	—	—	—	(23)	(91)
Cross-currency contracts (excluded component)	—	—	—	30	—	—	—	—	27
Net investment hedges:									
Foreign exchange contracts (excluded component)	—	—	(1)	—	—	—	—	2	—
Cross-currency contracts (excluded component)	—	—	37	—	—	—	—	36	—
Gains/(losses) related to derivatives not designated as hedging instruments:									
Commodity contracts	86	—	—	—	—	158	—	—	—
Foreign exchange contracts	—	—	—	(26)	—	—	—	—	(31)
Cross-currency contracts	—	—	—	—	—	—	—	—	9
Total gains/(losses) recognized in statements of income	$ 77	$ 2	$ 7	$ (50)	$ (1)	$ 109	$ (1)	$ 15	$ (86)

	December 26, 2020		
	Cost of products sold	Interest expense	Other expense/ (income)
Total amounts presented in the consolidated statements of income in which the following effects were recorded	$ 17,008	$ 1,394	$ (296)
Gains/(losses) related to derivatives designated as hedging instruments:			
Cash flow hedges:			
Foreign exchange contracts	$ 19	$ —	$ —
Interest rate contracts	—	(2)	—
Cross-currency contracts	—	(11)	143
Cross-currency contracts (excluded component)	—	—	26
Net investment hedges:			
Foreign exchange contracts (excluded component)	—	(2)	—
Cross-currency contracts (excluded component)	—	25	—
Gains/(losses) related to derivatives not designated as hedging instruments:			
Commodity contracts	(69)	—	—
Foreign exchange contracts	—	—	(15)
Total gains/(losses) recognized in statements of income	$ (50)	$ 10	$ 154

Non-Derivative Impact on Statements of Comprehensive Income:

Related to our non-derivative foreign-denominated debt instruments designated as net investment hedges, we recognized pre-tax gains of $111 million in 2022, pre-tax gains of $75 million in 2021, and pre-tax losses of $57 million in 2020. These amounts were recognized in other comprehensive income/(loss).

Note 13. Accumulated Other Comprehensive Income/(Losses)

The components of, and changes in, accumulated other comprehensive income/(losses), net of tax, were as follows (in millions):

	Foreign Currency Translation Adjustments	Net Postemployment Benefit Plan Adjustments	Net Cash Flow Hedge Adjustments	Total
Balance as of December 28, 2019	$ (2,230)	$ 303	$ 41	$ (1,886)
Foreign currency translation adjustments	324	—	—	324
Net deferred gains/(losses) on net investment hedges	(321)	—	—	(321)
Amounts excluded from the effectiveness assessment of net investment hedges	26	—	—	26
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(17)	—	—	(17)
Net deferred gains/(losses) on cash flow hedges	—	—	144	144
Amounts excluded from the effectiveness assessment of cash flow hedges	—	—	24	24
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	—	—	(116)	(116)
Net actuarial gains/(losses) arising during the period	—	(27)	—	(27)
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	—	(118)	—	(118)
Total other comprehensive income/(loss)	12	(145)	52	(81)
Balance at December 26, 2020	(2,218)	158	93	(1,967)
Foreign currency translation adjustments	(242)	—	—	(242)
Net deferred gains/(losses) on net investment hedges	169	—	—	169
Amounts excluded from the effectiveness assessment of net investment hedges	35	—	—	35
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(29)	—	—	(29)
Net deferred gains/(losses) on cash flow hedges	—	—	(91)	(91)
Amounts excluded from the effectiveness assessment of cash flow hedges	—	—	27	27
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	—	—	68	68
Net actuarial gains/(losses) arising during the period	—	232	—	232
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	—	(26)	—	(26)
Total other comprehensive income/(loss)	(67)	206	4	143
Balance at December 25, 2021	(2,285)	364	97	(1,824)
Foreign currency translation adjustments	(907)	—	—	(907)
Net deferred gains/(losses) on net investment hedges	343	—	—	343
Amounts excluded from the effectiveness assessment of net investment hedges	32	—	—	32
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(28)	—	—	(28)
Net deferred gains/(losses) on cash flow hedges	—	—	(72)	(72)
Amounts excluded from the effectiveness assessment of cash flow hedges	—	—	14	14
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	—	—	26	26
Net actuarial gains/(losses) arising during the period	—	(386)	—	(386)
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	—	(8)	—	(8)
Total other comprehensive income/(loss)	(560)	(394)	(32)	(986)
Balance at December 31, 2022	$ (2,845)	$ (30)	$ 65	$ (2,810)

The gross amount and related tax benefit/(expense) recorded in, and associated with, each component of other comprehensive income/(loss) were as follows (in millions):

	December 31, 2022			December 25, 2021			December 26, 2020		
	Before Tax Amount	Tax	Net of Tax Amount	Before Tax Amount	Tax	Net of Tax Amount	Before Tax Amount	Tax	Net of Tax Amount
Foreign currency translation adjustments	$ (907)	$ —	$ (907)	$ (242)	$ —	$ (242)	$ 324	$ —	$ 324
Net deferred gains/(losses) on net investment hedges	452	(109)	343	220	(51)	169	(426)	105	(321)
Amounts excluded from the effectiveness assessment of net investment hedges	42	(10)	32	46	(11)	35	28	(2)	26
Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss)	(36)	8	(28)	(38)	9	(29)	(23)	6	(17)
Net deferred gains/(losses) on cash flow hedges	(112)	40	(72)	(152)	61	(91)	209	(65)	144
Amounts excluded from the effectiveness assessment of cash flow hedges	13	1	14	28	(1)	27	24	—	24
Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss)	60	(34)	26	138	(70)	68	(175)	59	(116)
Net actuarial gains/(losses) arising during the period	(512)	126	(386)	308	(76)	232	(30)	3	(27)
Net postemployment benefit losses/(gains) reclassified to net income/(loss)	(13)	5	(8)	(32)	6	(26)	(158)	40	(118)

The amounts reclassified from accumulated other comprehensive income/(losses) were as follows (in millions):

Accumulated Other Comprehensive Income/(Losses) Component	Reclassified from Accumulated Other Comprehensive Income/(Losses) to Net Income/(Loss)			Affected Line Item in the Statements of Income
	December 31, 2022	December 25, 2021	December 26, 2020	
Losses/(gains) on net investment hedges:				
Foreign exchange contracts[a]	$ 1	$ (2)	$ 2	Interest expense
Cross-currency contracts[a]	(37)	(36)	(25)	Interest expense
Losses/(gains) on cash flow hedges:				
Foreign exchange contracts[b]	—	1	—	Net sales
Foreign exchange contracts[b]	9	49	(19)	Cost of products sold
Foreign exchange contracts[b]	(2)	1	—	SG&A
Foreign exchange contracts[b]	—	—	—	Other expense/(income)
Cross-currency contracts[b]	24	64	(169)	Other expense/(income)
Cross-currency contracts[b]	28	22	11	Interest expense
Interest rate contracts[c]	1	1	2	Interest expense
Losses/(gains) on hedges before income taxes	24	100	(198)	
Losses/(gains) on hedges, income taxes	(26)	(61)	65	
Losses/(gains) on hedges	$ (2)	$ 39	$ (133)	
Losses/(gains) on postemployment benefits:				
Amortization of unrecognized losses/(gains)[d]	$ (14)	$ (13)	$ (12)	
Amortization of prior service costs/(credits)[d]	(14)	(8)	(122)	
Settlement and curtailment losses/(gains)[d]	15	(11)	(24)	
Losses/(gains) on postemployment benefits before income taxes	(13)	(32)	(158)	
Losses/(gains) on postemployment benefits, income taxes	5	6	40	
Losses/(gains) on postemployment benefits	$ (8)	$ (26)	$ (118)	

(a) Represents recognition of the excluded component in net income/(loss).

(b) Includes amortization of the excluded component and the effective portion of the related hedges.

(c) Represents amortization of realized hedge losses that were deferred into accumulated other comprehensive income/(losses) through the maturity of the related long-term debt instruments.

(d) These components are included in the computation of net periodic postemployment benefit costs. See Note 11, *Postemployment Benefits*, for additional information.

In this note we have excluded activity and balances related to noncontrolling interest due to their insignificance. This activity was primarily related to foreign currency translation adjustments.

Note 14. Financing Arrangements

We enter into various product financing arrangements to facilitate supply from our vendors. Balance sheet classification is based on the nature of the arrangements. We have concluded that our obligations to our suppliers, including amounts due and scheduled payment terms, are impacted by their participation in the program and therefore we classify amounts outstanding within other current liabilities on our consolidated balance sheets. We had approximately $87 million at December 31, 2022 and approximately $215 million at December 25, 2021 on our consolidated balance sheets related to these arrangements.

Transfers of Financial Assets:

Since 2020, we have had a nonrecourse accounts receivable factoring program whereby certain eligible receivables are sold to third party financial institutions in exchange for cash. The program provides us with an additional means for managing liquidity. Under the terms of the arrangement, we act as the collecting agent on behalf of the financial institutions to collect amounts due from customers for the receivables sold. We account for the transfer of receivables as a true sale at the point control is transferred through derecognition of the receivable on our consolidated balance sheet. Receivables sold under this accounts receivable factoring program were approximately $197 million during 2022, with an insignificant amount outstanding as of December 31, 2022. The incremental costs of factoring receivables under this arrangement were insignificant for the year ended December 31, 2022. No receivables were sold under this accounts receivable factoring program during 2021, and there were no amounts outstanding as of December 25, 2021. The proceeds from the sales of receivables are included in cash from operating activities in the consolidated statement of cash flows.

Note 15. Commitments and Contingencies

Legal Proceedings

We are involved in legal proceedings, claims, and governmental inquiries, inspections, or investigations ("Legal Matters") arising in the ordinary course of our business. While we cannot predict with certainty the results of Legal Matters in which we are currently involved or may in the future be involved, we do not expect that the ultimate costs to resolve the Legal Matters that are currently pending will have a material adverse effect on our financial condition, results of operations, or cash flows.

Class Actions and Stockholder Derivative Actions:

The Kraft Heinz Company and certain of our current and former officers and directors are currently defendants in a consolidated securities class action lawsuit pending in the United States District Court for the Northern District of Illinois, *Union Asset Management Holding AG, et al. v. The Kraft Heinz Company, et al*. The consolidated amended class action complaint, which was filed on August 14, 2020 and also names 3G Capital, Inc. and several of its subsidiaries and affiliates (the "3G Entities") as defendants, asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, based on allegedly materially false or misleading statements and omissions in public statements, press releases, investor presentations, earnings calls, Company documents, and SEC filings regarding the Company's business, financial results, and internal controls, and further alleges the 3G Entities engaged in insider trading and misappropriated the Company's material, non-public information. In February 2023, the parties to the litigation reached a preliminary settlement agreement. Based upon our current estimate for the ultimate resolution of this matter, in the fourth quarter of 2022, we recorded a net expense of $210 million within SG&A in our consolidated statements of income. This expense contemplates the Company's estimated liability after insurance recoveries and contributions from other defendants. The Company's estimated liability and the insurance recoveries are reflected in current liabilities and current assets on the consolidated balance sheet at December 31, 2022. While it is possible that the ultimate amount of our liability in connection with this settlement could be different than the amount accrued, we believe that any difference between that ultimate liability and the amount already accrued will not have a material impact on our financial condition, results of operations, or cash flows. Any eventual final settlement agreement will be subject to approval by the United States District Court for the Northern District of Illinois.

Certain of The Kraft Heinz Company's current and former officers and directors and the 3G Entities are also named as defendants in a stockholder derivative action, *In re Kraft Heinz Shareholder Derivative Litigation*, which had been previously consolidated in the United States District Court for the Western District of Pennsylvania, and is now pending in the United States District Court for the Northern District of Illinois. The court appointed lead plaintiffs and plaintiffs' counsel on October 21, 2021, and lead plaintiffs filed a consolidated amended complaint on November 22, 2021. The consolidated amended complaint asserts state law claims for alleged breaches of fiduciary duties and unjust enrichment, as well as federal claims for contribution for alleged violations of Sections 10(b) and 21D of the Exchange Act and Rule 10b-5 promulgated thereunder, based on allegedly materially false or misleading statements and omissions in public statements and SEC filings, and for implementing cost cutting measures that allegedly damaged the Company. The plaintiffs seek damages in an unspecified amount, attorneys' fees, and other relief.

Certain of The Kraft Heinz Company's current and former officers and directors and the 3G Entities were also named as defendants in a consolidated stockholder derivative action, *In re Kraft Heinz Company Derivative Litigation*, which was filed in the Delaware Court of Chancery. The consolidated amended complaint, which was filed on April 27, 2020, alleged state law claims, contending that the 3G Entities were controlling stockholders who owed fiduciary duties to the Company, and that they breached those duties by allegedly engaging in insider trading and misappropriating the Company's material, non-public information. The complaint further alleged that certain of The Kraft Heinz Company's current and former officers and directors breached their fiduciary duties to the Company by purportedly making materially misleading statements and omissions regarding the Company's financial performance and the impairment of its goodwill and intangible assets, and by supposedly approving or allowing the 3G Entities' alleged insider trading. The complaint sought relief against the defendants in the form of damages, disgorgement of all profits obtained from the alleged insider trading, contribution and indemnification, and an award of attorneys' fees and costs. The defendants filed a motion to dismiss the consolidated amended complaint, which motion the Delaware Chancery Court granted in an order dated December 15, 2021. The plaintiffs filed a notice of appeal on January 13, 2022, and the Delaware Supreme Court affirmed the trial court's dismissal with prejudice of the consolidated amended complaint in an order dated August 1, 2022.

Certain of The Kraft Heinz Company's current and former officers and directors and the 3G Entities are named as defendants in an additional stockholder derivative action, *Datnoff, et al. v. Behring, et al.*, which was filed on May 6, 2022 in the Delaware Court of Chancery. The complaint alleges state law claims and contends that the Company's Board of Directors wrongfully refused plaintiffs' demands to pursue legal action against the named defendants. Specifically, the complaint alleges that certain of the Company's current and former officers and directors breached their fiduciary duties to the Company by purportedly making materially misleading statements and omissions regarding the Company's financial performance and the impairment of its goodwill and intangible assets. The complaint further alleges that the 3G Entities and certain of the Company's current and former officers and directors breached their fiduciary duties by engaging in insider trading and misappropriating the Company's material, non-public information, or aided and abetted such alleged breaches of fiduciary duty. The complaint seeks relief against the defendants, principally in the form of damages, disgorgement of all profits obtained from the alleged insider trading, contribution and indemnification, and an award of attorneys' fees and costs.

We intend to vigorously defend against these lawsuits; however, we cannot reasonably estimate the potential range of loss, if any, due to the early stage of these proceedings.

2021 United States Government Settlement:
On September 3, 2021, The Kraft Heinz Company reached a settlement with the SEC, concluding and resolving in its entirety the previously disclosed SEC investigation. Under the terms of the settlement, we, without admitting or denying the findings in the administrative order issued by the SEC, agreed to pay a civil penalty of $62 million and to cease and desist from violations of specified provisions of the federal securities laws and rules promulgated thereunder. We recognized the full amount of the penalty in the second quarter of 2021 in SG&A, and paid the penalty in the third quarter of 2021.

Other Commitments and Contingencies

Purchase Obligations:
We have purchase obligations for materials, supplies, property, plant and equipment, and co-packing, storage, and distribution services based on projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology, and professional services.

As of December 31, 2022, our take-or-pay purchase obligations were as follows (in millions):

2023	$	487
2024		504
2025		262
2026		227
2027		70
Thereafter		261
Total	$	1,811

Note 16. Debt

We may from time to time seek to retire or purchase our outstanding debt through redemptions, tender offers, cash purchases, prepayments, refinancing, exchange offers, open market or privately negotiated transactions, Rule 10b5-1 plans, or otherwise. Cash payments related to debt extinguishment are classified as cash outflows from financing activities on the consolidated statements of cash flows. Any gains or losses on extinguishment of debt are recognized in interest expense on the consolidated statements of income.

Borrowing Arrangements:

In July 2022, together with Kraft Heinz Foods Company ("KHFC"), our 100% owned operating subsidiary, we entered into a new credit agreement (the "Credit Agreement"), which provides for a five-year senior unsecured revolving credit facility in an aggregate amount of $4.0 billion (the "Senior Credit Facility") that will mature on July 8, 2027 and replaced our then-existing credit facility (the "Previous Senior Credit Facility"). See Note 17, *Debt*, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 25, 2021 for additional information on the Previous Senior Credit Facility.

The Credit Agreement includes a $1.0 billion sublimit for borrowings in Canadian dollars, euro, or British pound sterling, as well as a swingline sub-facility of up to $400 million, and a letter of credit sub-facility of up to $300 million. Additionally, and subject to certain conditions, we may increase the amount of revolving commitments and/or add tranches of term loans in a combined aggregate amount of up to $1.0 billion.

Borrowings under the Senior Credit Facility will bear interest at the rates specified in the Credit Agreement, which vary based on the type of borrowing and certain other customary conditions.

The Credit Agreement contains customary representations, warranties, and covenants that are typical for these types of facilities and could, upon the occurrence of certain events of default, restrict our ability to access our Senior Credit Facility. The Credit Agreement requires us to maintain a minimum shareholders' equity (excluding accumulated other comprehensive income/ (losses)) of at least $35 billion.

The obligations under the Credit Agreement are guaranteed by KHFC and The Kraft Heinz Company in the case of indebtedness and other liabilities of any subsidiary borrower.

In the first quarter of 2020, as a precautionary measure to preserve financial flexibility in light of the uncertainty in the global economy resulting from the COVID-19 pandemic, we borrowed $4.0 billion under our Previous Senior Credit Facility. We repaid the full $4.0 billion during the second quarter of 2020. No amounts were drawn on our Senior Credit Facility at December 31, 2022, on our Previous Senior Credit Facility at December 25, 2021, or on either the Senior Credit Facility or Previous Senior Credit Facility during the years ended December 31, 2022 and December 25, 2021.

Long-Term Debt:

The following table summarizes our long-term debt obligations.

	Priority [a]	Maturity Dates [b]	Interest Rates [b]	Carrying Values	
				December 31, 2022	December 25, 2021
				(in millions)	
U.S. dollar notes [c]	Senior Notes	2026–2050	3.000%–7.125%	$ 16,554	$ 18,049
Euro notes [c]	Senior Notes	2023–2028	1.500%–2.250%	2,723	2,877
British pound sterling notes:					
2030 Notes [d]	Senior Notes	February 18, 2030	6.250%	155	172
Other British pound sterling notes [c]	Senior Notes	July 1, 2027	4.125%	482	533
Other long-term debt	Various	2023–2035	0.500%–16.800%	31	42
Finance lease obligations				119	128
Total long-term debt				20,064	21,801
Current portion of long-term debt				831	740
Long-term debt, excluding current portion				$ 19,233	$ 21,061

(a) Priority of debt indicates the order which debt would be paid if all debt obligations were due on the same day. Senior secured debt takes priority over unsecured debt. Senior debt has greater seniority than subordinated debt.

(b) Maturity dates and interest rates presented are for the outstanding long-term debt obligations at December 31, 2022.

(c) Kraft Heinz fully and unconditionally guarantees these notes, which were issued by KHFC.

(d) The 6.250% Pound Sterling Senior Notes due February 18, 2030 (the "2030 Notes") were issued by H.J. Heinz Finance UK Plc. Kraft Heinz and KHFC fully and unconditionally guarantee the 2030 Notes. The 2030 Notes rank *pari passu* in right of payment with all of our existing and future senior obligations. Kraft Heinz became guarantor of the 2030 Notes in connection with the 2015 Merger. The 2030 Notes were previously only guaranteed by KHFC.

Our long-term debt contains customary representations, covenants, and events of default. We were in compliance with all such covenants as of December 31, 2022.

Long-term Debt Transactions:

The table below summarizes our aggregate principal amount of long-term debt outstanding, excluding financing leases, before and after our current year debt transactions, specifically open-market debt repurchases and debt repayments (in millions):

	Aggregate Principal Amount Outstanding as of December 25, 2021	Open Market Debt Repurchases	Debt Repayments	Aggregate Principal Amount Outstanding as of December 31, 2022
6.375% senior notes due July 2028[(a)(b)]	$ 218	$ 14	$ —	$ 204
4.625% senior notes due January 2029[(b)(c)]	369	10	—	359
5.000% senior notes due July 2035[(a)(b)(c)]	686	67	—	619
6.875% senior notes due January 2039[(a)(b)(c)]	811	38	—	773
7.125% senior notes due August 2039[(a)(b)(c)]	859	72	—	787
4.625% senior notes due October 2039[(a)(c)]	398	15	—	383
6.500% senior notes due February 2040[(a)(b)]	706	133	—	573
5.000% senior notes due June 2042[(a)(b)(c)]	1,532	109	—	1,423
5.200% senior notes due July 2045[(a)(b)(c)]	1,811	197	—	1,614
4.875% senior notes due October 2049[(b)(c)]	1,500	50	—	1,450
5.500% senior notes due June 2050[(b)(c)]	800	50	—	750
2.850% senior notes due March 2022[(d)]	6	—	6	—
3.500% senior notes due June 2022[(d)]	381	—	381	—
Floating rate senior notes due August 2022[(d)]	315	—	315	—
Other long-term debt[(e)]	11,079	—	—	10,849
Total	$ 21,471	$ 755	$ 702	$ 19,784

(a) Included in the Q2 2022 Repurchases (defined below).

(b) Included in the Q3 2022 Repurchases (defined below).

(c) Included in the Q4 2022 Repurchases (defined below).

(d) Repaid at maturity.

(e) Represents the aggregate principal amount of all of our long-term debt obligations, excluding finance leases, that were not impacted by current year debt transactions. Foreign-denominated long-term debt is reflected at the foreign currency exchange rate in effect at each period end.

At December 31, 2022, aggregate principal maturities of our long-term debt excluding finance leases were (in millions):

2023	$ 806
2024	593
2025	3
2026	1,879
2027	1,837
Thereafter	14,666

Open Market Debt Repurchases:

2022 Open Market Debt Repurchases

In 2022, we repurchased approximately $755 million of certain of our senior notes under Rule 10b5-1 plans, including $268 million in the second quarter of 2022 (the "Q2 2022 Repurchases"), $180 million in the third quarter of 2022 (the "Q3 2022 Repurchases"), and $307 million in the fourth quarter of 2022 (the "Q4 2022 Repurchases" and, together with the Q2 2022 Repurchases and the Q3 2022 Repurchases, the "2022 Repurchases"). Refer to the table above for which senior notes had amounts extinguished as part of the 2022 Repurchases.

In connection with the 2022 Repurchases, we recognized a net gain on extinguishment of debt of approximately $38 million within interest expense on the consolidated statement of income for the year ended December 31, 2022, which included a net gain of $9 million in the second quarter of 2022 related to the Q2 2022 Repurchases, a net gain of $3 million in the third quarter of 2022 related to the Q3 2022 Repurchases, and a net gain of $26 million in the fourth quarter related to the Q4 2022 Repurchases. This gain primarily reflects the write-off of unamortized premiums and a net discount associated with the 2022 Repurchases. Related to the 2022 Repurchases, we recognized a debt prepayment and extinguishment benefit of $10 million on the consolidated statement of cash flows for the year ended December 31, 2022, which reflect the $38 million net gain on extinguishment of debt adjusted for the non-cash write-off of unamortized premiums of $33 million, unamortized debt issuance costs of $3 million, and unamortized discounts of $2 million.

2021 Open Market Debt Repurchases

In 2021, we repurchased approximately $738 million of certain of our senior notes under Rule 10b5-1 plans, including $207 million in the second quarter of 2021 (the "Q2 2021 Repurchases"), $221 million in the third quarter of 2021 (the "Q3 2021 Repurchases"), and $310 million in the fourth quarter of 2021 (the "Q4 2021 Repurchases" and, together with the Q2 2021 Repurchases and the Q3 2021 Repurchases, the "2021 Repurchases"). See Note 17, *Debt*, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 25, 2021 for additional information on the 2021 Repurchases.

In connection with the 2021 Repurchases, we recognized a loss on extinguishment of debt of approximately $152 million within interest expense on the consolidated statement of income for the year ended December 25, 2021. These losses primarily reflect the payment of premiums associated with the repurchases as well as the write-off of unamortized debt issuance costs, premiums, and discounts. Related to the 2021 Repurchases, we recognized debt prepayment and extinguishment costs of $162 million on the consolidated statement of cash flows for the year ended December 25, 2021, which reflect the $152 million loss on extinguishment of debt adjusted for the non-cash write-off of unamortized premiums of $15 million, unamortized discounts of $2 million, and unamortized debt issuance costs of $3 million.

Tender Offers:
2021 Tender Offers

In February 2021, KHFC commenced a cash tender offer to purchase up to the maximum combined aggregate purchase price of $1.0 billion, including principal and premium but excluding accrued and unpaid interest (the "Q1 2021 Maximum Tender Amount"), of its outstanding 3.950% senior notes due July 2025, 3.000% senior notes due June 2026, 4.000% senior notes due June 2023, and 3.500% senior notes due June 2022 (the "Q1 2021 Tender Offer"), listed in order of priority. Based on participation, KHFC elected to settle the Q1 2021 Tender Offer on the early settlement date, March 9, 2021. Since the aggregate purchase price of the senior notes validly tendered and not validly withdrawn as of the early tender time exceeded the Q1 2021 Maximum Tender Amount, we did not accept for purchase any of the 3.500% senior notes due June 2022 or the 4.000% senior notes due June 2023. The aggregate principal amount of senior notes validly tendered and accepted was approximately $900 million.

In June 2021, KHFC commenced cash tender offers to purchase up to the maximum combined aggregate purchase price of $2.8 billion, including principal and premium but excluding accrued and unpaid interest, of its 5.000% senior notes due June 2042, 5.000% senior notes due July 2035, 4.625% senior notes due January 2029, 4.625% senior notes due October 2039, 3.750% senior notes due April 2030, 6.500% senior notes due February 2040, 6.375% senior notes due July 2028, 6.750% senior notes due March 2032, 6.875% senior notes due January 2039, and 7.125% senior notes due August 2039 (the "Q2 2021 Tender Offers"), listed in order of priority. KHFC settled the Q2 2021 Tender Offers on June 14, 2021 and June 16, 2021. The aggregate principal amount of senior notes validly tendered and accepted was approximately $1.4 billion.

In November 2021, KHFC commenced a cash tender offer to purchase up to the maximum combined aggregate purchase price of $2.0 billion, including principal and premium but excluding accrued and unpaid interest (the "Q4 2021 Maximum Tender Amount"), of its 3.500% senior notes due June 2022, 4.625% senior notes due January 2029, 4.250% senior notes due March 2031, 6.750% senior notes due March 2032, 5.000% senior notes due July 2035, 6.500% senior notes due February 2040, 5.000% senior notes due June 2042, 5.200% senior notes due July 2045, 6.875% senior notes due January 2039, 7.125% senior notes due August 2039, 5.500% senior notes due June 2050, and 4.875% senior notes due October 2049 (the "Q4 2021 Tender Offer" and, together with the Q1 2021 Tender Offer and the Q2 2021 Tender Offers, the "2021 Tender Offers"), listed in order of priority. KHFC settled the Q4 2021 Tender Offer on December 6, 2021. Since the aggregate purchase price of the senior notes validly tendered and not validly withdrawn as of the early tender time exceeded the Q4 2021 Maximum Tender Amount, we did not accept for purchase any of the 6.500% senior notes due February 2040, 5.000% senior notes due June 2042, 5.200% senior notes due July 2045, 6.875% senior notes due January 2039, 7.125% senior notes due August 2039, 5.500% senior notes due June 2050, and 4.875% senior notes due October 2049. The aggregate principal amount of senior notes validly tendered and accepted was approximately $1.7 billion.

See Note 17, *Debt*, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 25, 2021 for additional information on the 2021 Tender Offers.

Related to the 2021 Tender Offers, we recognized a loss on extinguishment of debt of $636 million within interest expense on the consolidated statement of income for the year ended December 25, 2021. These losses primarily reflect the payment of early tender premiums and fees associated with the 2021 Tender Offers as well as the write-off of unamortized premiums, debt issuance costs, and discounts. Related to the 2021 Tender Offers, we recognized debt prepayment and extinguishment costs of $636 million on the consolidated statement of cash flows for the year ended December 25, 2021, which reflects the $636 million loss on extinguishment of debt adjusted for the non-cash write-off of unamortized premiums of $24 million, unamortized debt issuance costs of $17 million, and unamortized discounts of $7 million.

2020 Tender Offer

In May 2020, KHFC commenced a cash tender offer to purchase up to the maximum combined aggregate purchase price of $2.2 billion, excluding accrued and unpaid interest (the "2020 Maximum Tender Amount"), of its outstanding floating rate senior notes due February 2021, 3.500% senior notes due June 2022, 3.500% senior notes due July 2022, floating rate senior notes due August 2022, 4.000% senior notes due June 2023, 3.950% senior notes due July 2025, and 3.000% senior notes due June 2026 (the "2020 Tender Offer"), listed in order of priority. As a result of the 2020 Tender Offer, KHFC extinguished approximately $2.1 billion aggregate principal amounts of senior notes in the second quarter of 2020. None of the 3.000% senior notes due June 2026 were tendered based on the aggregate principal amount of senior notes validly tendered exceeding the 2020 Maximum Tender Amount. See Note 18, *Debt*, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 26, 2020 for additional information on the 2020 Tender Offer.

In connection with the 2020 Tender Offer, we recognized a loss on extinguishment of debt of $71 million within interest expense on the consolidated statement of income for the year ended December 26, 2020. This loss primarily reflects the payment of early tender premiums and fees associated with the 2020 Tender Offer as well as the write-off of unamortized debt issuance costs, premiums, and discounts. Related to the 2020 Tender Offer, we recognized debt prepayment and extinguishment costs of $68 million on the consolidated statement of cash flows for the year ended December 26, 2020, which reflect the $71 million loss on extinguishment of debt adjusted for the non-cash write-off of unamortized premiums of $1 million, unamortized debt issuance costs of $3 million, and unamortized discounts of $1 million.

Debt Redemptions:
2021 Debt Redemptions

In April 2021, KHFC issued a notice of redemption of all of its 4.000% senior notes due June 2023, effective May 1, 2021 (the "Q2 2021 Debt Redemption"). Prior to the redemption, approximately $447 million aggregate principal amount was outstanding.

In June 2021, KHFC issued a notice of redemption of all of its 3.950% senior notes due July 2025, effective July 14, 2021 (the "Q3 2021 Debt Redemption" and, together with the Q2 2021 Debt Redemption, the "2021 Debt Redemptions"). Prior to the Q3 2021 Redemption, approximately $797 million aggregate principal amount was outstanding.

In connection with the 2021 Debt Redemptions, we recognized a loss on extinguishment of debt of $129 million within interest expense on the consolidated statement of income for the year ended December 25, 2021. These losses primarily reflect the payment of premiums and fees associated with the redemptions as well as the write-off of unamortized debt issuance costs. Related to the 2021 Debt Redemptions, we recognized debt prepayment and extinguishment costs of $126 million on the consolidated statement of cash flows for the year ended December 25, 2021, which reflect the $129 million loss on extinguishment of debt adjusted for the non-cash write-off of unamortized debt issuance costs of $3 million.

2020 Debt Redemptions

Concurrently with the commencement of the 2020 Tender Offer, KHFC issued a notice of conditional redemption of all of its $300 million outstanding aggregate principal amount of 3.375% senior notes due June 2021 and $976 million outstanding aggregate principal amount of its 4.875% second lien senior secured notes due February 2025 (the "First 2020 Debt Redemptions"). The First 2020 Debt Redemptions were effective and completed in the second quarter of 2020.

In September 2020, KHFC issued a notice of redemption of all of its 3.500% senior notes due July 2022, of which $302 million aggregate principal amount was outstanding (the "Second 2020 Debt Redemption" and, together with the First 2020 Debt Redemption, the "2020 Debt Redemptions"). The effective date of the Second 2020 Debt Redemption was October 24, 2020.

In connection with the 2020 Debt Redemptions, we recognized a loss on extinguishment of debt of $53 million within interest expense on the consolidated statement of income for the year ended December 26, 2020. This loss primarily reflects the payment of premiums and fees associated with the redemptions as well as the write-off of unamortized debt issuance costs. Related to the 2020 Debt Redemptions, we recognized debt prepayment and extinguishment costs of $48 million on the consolidated statement of cash flows for the year ended December 26, 2020, which reflect the $53 million loss on extinguishment of debt adjusted for the non-cash write-off of unamortized debt issuance costs of $5 million.

Debt Issuances:
2020 Debt Issuances

In May 2020, KHFC issued $1,350 million aggregate principal amount of 3.875% senior notes due May 2027, $1,350 million aggregate principal amount of 4.250% senior notes due March 2031, and $800 million aggregate principal amount of 5.500% senior notes due June 2050 (collectively, the "2020 Notes"). The 2020 Notes are fully and unconditionally guaranteed by The Kraft Heinz Company as to payment of principal, premium, and interest on a senior unsecured basis. We used the proceeds from the 2020 Notes to fund the 2020 Tender Offer and First 2020 Debt Redemptions and to pay fees and expenses in connection therewith.

Debt Issuance Costs:
Debt issuance costs are reflected as a direct deduction of our current portion of long-term debt and long-term debt balances on the consolidated balance sheets. We incurred an insignificant amount of debt issuance costs in 2022 and debt issuance costs of $31 million in 2020. We did not incur any debt issuance costs in 2021. Unamortized debt issuance costs were $88 million at December 31, 2022 and $97 million at December 25, 2021. Amortization of debt issuance costs was $11 million in 2022, $12 million in 2021, and $11 million in 2020.

Debt Premium:
Unamortized debt premiums are presented on the consolidated balance sheets as a direct addition to the carrying amount of debt. Unamortized debt premium, net, was $250 million at December 31, 2022 and $298 million at December 25, 2021. Amortization of our debt premium, net, was $17 million in 2022, $16 million in 2021, and $14 million in 2020.

Debt Repayments:
In March 2022, we repaid $6 million aggregate principal amount of senior notes that matured in the period.

In June 2022, we repaid $381 million aggregate principal amount of senior notes that matured in the period.

In August 2022, we repaid $315 million aggregate principal amount of floating rate senior notes that matured in the period.

In February 2021, we repaid $111 million aggregate principal amount of floating rate senior notes that matured in the period.

In September 2021, we repaid $34 million aggregate principal amount of senior notes that matured in the period.

In February 2020, we repaid $405 million aggregate principal amount of senior notes that matured in the period.

In July 2020, we repaid $200 million aggregate principal amount of senior notes and 500 million Canadian dollars aggregate principal amount of senior notes that matured in the period.

Fair Value of Debt:
At December 31, 2022, the aggregate fair value of our total debt was $18.7 billion as compared with a carrying value of $20.1 billion. At December 25, 2021, the aggregate fair value of our total debt was $25.7 billion as compared with a carrying value of $21.8 billion. Our short-term debt had a carrying value that approximated its fair value at December 31, 2022 and December 25, 2021. We determined the fair value of our long-term debt using Level 2 inputs. Fair values are generally estimated based on quoted market prices for identical or similar instruments.

Note 17. Leases

We have operating and finance leases, primarily for warehouse, production, and office facilities and equipment. Our lease contracts have remaining contractual lease terms of up to 19 years, some of which include options to extend the term by up to 10 years. We include renewal options that are reasonably certain to be exercised as part of the lease term. Additionally, some lease contracts include termination options. We do not expect to exercise the majority of our termination options and generally exclude such options when determining the term of our leases. See Note 2, *Significant Accounting Policies*, for our lease accounting policy.

The components of our lease costs were (in millions):

	December 31, 2022	December 25, 2021	December 26, 2020
Operating lease costs	$ 173	$ 176	$ 173
Finance lease costs:			
Amortization of right-of-use assets	34	34	31
Interest on lease liabilities	5	6	7
Short-term lease costs	8	17	20
Variable lease costs	1,232	1,192	1,313
Sublease income	(10)	(9)	(11)
Total lease costs	$ 1,442	$ 1,416	$ 1,533

Our variable lease costs primarily consist of inventory related costs, such as materials, labor, and overhead components in our manufacturing and distribution arrangements that also contain a fixed component related to an embedded lease. These variable lease costs are determined based on usage or output or may vary for other reasons such as changes in material prices, taxes, or insurance. Certain of our variable lease costs are based on fluctuating indices or rates. These leases are included in our ROU assets and lease liabilities based on the index or rate at the lease commencement date. The future variability in these indices and rates is unknown; therefore, it is excluded from our future minimum lease payments and is not a component of our ROU assets or lease liabilities.

Losses/(gains) on sales and leaseback transactions, net, were insignificant for 2022 and 2021. We had no losses/(gains) on sale and leaseback transactions in 2020.

Supplemental balance sheet information related to our leases was (in millions, except lease term and discount rate):

	December 31, 2022		December 25, 2021	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Right-of-use assets	$ 668	$ 121	$ 569	$ 126
Lease liabilities (current)	125	26	133	30
Lease liabilities (non-current)	585	93	484	98
Weighted average remaining lease term	8 years	12 years	7 years	12 years
Weighted average discount rate	3.6 %	4.1 %	3.5 %	4.1 %

Operating lease ROU assets are included in other non-current assets and finance lease ROU assets are included in property, plant and equipment, net, on our consolidated balance sheets. The current portion of operating lease liabilities is included in other current liabilities, and the current portion of finance lease liabilities is included in the current portion of long-term debt on our consolidated balance sheets. The non-current portion of operating lease liabilities is included in other non-current liabilities, and the non-current portion of finance lease liabilities is included in long-term debt on our consolidated balance sheets.

Cash flows arising from lease transactions were (in millions):

	December 31, 2022	December 25, 2021	December 26, 2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash inflows/(outflows) from operating leases	$ (176)	$ (179)	$ (191)
Operating cash inflows/(outflows) from finance leases	(5)	(6)	(7)
Financing cash inflows/(outflows) from finance leases	(38)	(33)	(35)
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	197	41	147
Finance leases	34	14	39

Future minimum lease payments for leases in effect at December 31, 2022 were (in millions):

	Operating Leases		Finance Leases	
2023	$	149	$	30
2024		125		20
2025		105		14
2026		90		11
2027		71		8
Thereafter		290		68
Total future undiscounted lease payments		830		151
Less imputed interest		(120)		(32)
Total lease liability	$	710	$	119

At December 31, 2022, our operating and finance leases that had not yet commenced were insignificant.

Note 18. Capital Stock

Common Stock

Our Second Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5.0 billion shares of common stock.

Shares of common stock issued, in treasury, and outstanding were (in millions of shares):

	Shares Issued	Treasury Shares	Shares Outstanding
Balance at December 28, 2019	1,224	(3)	1,221
Exercise of stock options, issuance of other stock awards, and other	4	(2)	2
Balance at December 26, 2020	1,228	(5)	1,223
Exercise of stock options, issuance of other stock awards, and other	7	(6)	1
Balance at December 25, 2021	1,235	(11)	1,224
Exercise of stock options, issuance of other stock awards, and other	8	(7)	1
Balance at December 31, 2022	1,243	(18)	1,225

Note 19. Earnings Per Share

Our earnings per common share ("EPS") were:

	December 31, 2022		December 25, 2021		December 26, 2020	
	(in millions, except per share data)					
Basic Earnings Per Common Share:						
Net income/(loss) attributable to common shareholders	$	2,363	$	1,012	$	356
Weighted average shares of common stock outstanding		1,226		1,224		1,223
Net earnings/(loss)	$	1.93	$	0.83	$	0.29
Diluted Earnings Per Common Share:						
Net income/(loss) attributable to common shareholders	$	2,363	$	1,012	$	356
Weighted average shares of common stock outstanding		1,226		1,224		1,223
Effect of dilutive equity awards		9		12		5
Weighted average shares of common stock outstanding, including dilutive effect		1,235		1,236		1,228
Net earnings/(loss)	$	1.91	$	0.82	$	0.29

We use the treasury stock method to calculate the dilutive effect of outstanding equity awards in the denominator for diluted EPS. Anti-dilutive shares were 6 million in 2022, 7 million in 2021, and 9 million in 2020.

Note 20. Segment Reporting

In the second quarter of 2022, our internal reporting and reportable segments changed. We combined our United States and Canada zones to form the North America zone as a result of previously announced organizational changes, which are intended to advance and support our long-term growth plans by streamlining and synergizing our United States and Canada businesses. Subsequently, we manage and report our operating results through two reportable segments defined by geographic region: North America and International. We have reflected this change in all historical periods presented.

Management evaluates segment performance based on several factors, including net sales and Segment Adjusted EBITDA. Segment Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/ (income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, we exclude, when they occur, the impacts of divestiture-related license income (e.g., income related to the sale of licenses in connection with the Cheese Transaction), restructuring activities, deal costs, unrealized gains/ (losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities). Segment Adjusted EBITDA is a tool that can assist management and investors in comparing our performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our underlying operations. Management also uses Segment Adjusted EBITDA to allocate resources.

Management does not use assets by segment to evaluate performance or allocate resources. Therefore, we do not disclose assets by segment.

Net sales by segment were (in millions):

	December 31, 2022	December 25, 2021	December 26, 2020
Net sales:			
North America	$ 20,340	$ 20,351	$ 20,844
International	6,145	5,691	5,341
Total net sales	$ 26,485	$ 26,042	$ 26,185

Segment Adjusted EBITDA was (in millions):

	December 31, 2022	December 25, 2021	December 26, 2020
Segment Adjusted EBITDA:			
North America	$ 5,284	$ 5,576	$ 5,946
International	1,017	1,066	1,058
General corporate expenses	(298)	(271)	(335)
Depreciation and amortization (excluding restructuring activities)	(922)	(910)	(955)
Divestiture-related license income	56	4	—
Restructuring activities	(74)	(84)	(15)
Deal costs	(9)	(11)	(8)
Unrealized gains/(losses) on commodity hedges	(63)	(17)	6
Impairment losses	(999)	(1,634)	(3,413)
Certain non-ordinary course legal and regulatory matters	(210)	(62)	—
Equity award compensation expense	(148)	(197)	(156)
Operating income/(loss)	3,634	3,460	2,128
Interest expense	921	2,047	1,394
Other expense/(income)	(253)	(295)	(296)
Income/(loss) before income taxes	$ 2,966	$ 1,708	$ 1,030

Total depreciation and amortization expense by segment was (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020
Depreciation and amortization expense:					
North America	$	579	$ 580	$	644
International		259	234		221
General corporate expenses		95	96		104
Total depreciation and amortization expense	$	933	$ 910	$	969

Total capital expenditures by segment were (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020
Capital expenditures:					
North America	$	513	$ 477	$	347
International		331	348		212
General corporate expenses		72	80		37
Total capital expenditures	$	916	$ 905	$	596

Net sales by platform were (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020
Taste Elevation	$	8,249	$ 7,267	$	6,808
Fast Fresh Meals		6,064	6,665		6,819
Easy Meals Made Better		5,313	4,927		4,909
Real Food Snacking		1,375	1,808		2,296
Flavorful Hydration		1,999	1,777		1,648
Easy Indulgent Desserts		1,067	1,034		999
Other		2,418	2,564		2,706
Total net sales	$	26,485	$ 26,042	$	26,185

Net sales by product category were (in millions):

	December 31, 2022		December 25, 2021		December 26, 2020
Condiments and sauces	$	8,241	$ 7,302	$	6,813
Cheese and dairy		3,976	4,922		5,131
Ambient foods		3,047	2,896		2,954
Frozen and chilled foods		2,922	2,698		2,599
Meats and seafood		2,733	2,613		2,515
Refreshment beverages		1,999	1,786		1,655
Coffee		903	847		1,062
Infant and nutrition		411	441		433
Desserts, toppings and baking		1,195	1,157		1,121
Nuts and salted snacks		—	464		1,047
Other		1,058	916		855
Total net sales	$	26,485	$ 26,042	$	26,185

Concentration of Risk:

Our largest customer, Walmart Inc., represented approximately 21% of our net sales in 2022 and approximately 22% of our net sales in each of 2021 and 2020. Both of our segments have sales to Walmart Inc.

Geographic Financial Information:

We had significant sales in the United States, Canada, and the United Kingdom. Our net sales by geography were (in millions):

	December 31, 2022	December 25, 2021	December 26, 2020
Net sales:			
United States	$ 18,587	$ 18,604	$ 19,204
Canada	1,752	1,747	1,640
United Kingdom	1,160	1,147	1,103
Other	4,986	4,544	4,238
Total net sales	$ 26,485	$ 26,042	$ 26,185

We had significant long-lived assets in the United States. Long-lived assets are comprised of property, plant and equipment, net of related accumulated depreciation. Our long-lived assets by geography were (in millions):

	December 31, 2022	December 25, 2021
Long-lived assets:		
United States	$ 4,469	$ 4,547
Other	2,271	2,259
Total long-lived assets	$ 6,740	$ 6,806

At December 31, 2022 and December 25, 2021, long-lived assets by geography excluded amounts classified as held for sale.

Note 21. Other Financial Data

Consolidated Statements of Income Information

Other expense/(income)

Other expense/(income) consists of the following (in millions):

	December 31, 2022	December 25, 2021	December 26, 2020
Amortization of postemployment benefit plans prior service costs/(credits)	$ (14)	$ (7)	$ (122)
Net pension and postretirement non-service cost/(benefit)[a]	(135)	(214)	(201)
Loss/(gain) on sale of business[b]	(25)	(44)	2
Interest income	(27)	(15)	(27)
Foreign exchange losses/(gains)	(106)	(101)	162
Derivative losses/(gains)	50	86	(154)
Other miscellaneous expense/(income)	4	—	44
Other expense/(income)	$ (253)	$ (295)	$ (296)

(a) Excludes amortization of prior service costs/(credits).
(b) Includes a gain on the remeasurement of a disposal group that was reclassified as held and used in the third quarter of 2021.

We present all non-service cost components of net pension cost/(benefit) and net postretirement cost/(benefit) within other expense/(income) on our consolidated statements of income. See Note 11, *Postemployment Benefits*, for additional information on these components, including any curtailments and settlements, as well as information on our prior service credit amortization. See Note 4, *Acquisitions and Divestitures*, for additional information related to our loss/(gain) on sale of business. See Note 12, *Financial Instruments*, for information related to our derivative impacts.

Other expense/(income) was $253 million of income in 2022 compared to $295 million of income in 2021. This change was primarily driven by a $79 million decrease in net pension and postretirement non-service benefits and a $25 million net gain on sales of businesses in 2022 compared to a $44 million net gain on sales of businesses in 2021. These impacts were partially offset by a $50 million net loss on derivative activities in 2022 compared to an $86 million net loss on derivative activities in 2021 and a $12 million increase in interest income as compared to the prior year period.

Other expense/(income) was $295 million of income in 2021 compared to $296 million of income in 2020. This change was primarily driven by an $86 million net loss on derivative activities in 2021 compared to a $154 million net gain on derivative activities in 2020 and a $115 million decrease in non-cash amortization of postemployment benefit plans prior service credits as compared to the prior year period. These impacts were partially offset by a $101 million net foreign exchange gain in 2021 compared to a $162 million net foreign exchange loss in 2020, a $44 million net gain on sales of businesses in 2021 compared to a $2 million net loss on sales of businesses in 2020, and a $26 million loss on the dissolution of a joint venture in 2020.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2022, were effective and provided reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer, with other members of management, evaluated the changes in our internal control over financial reporting during the quarter ended December 31, 2022. We determined that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;
- provide reasonable assurance that receipts and expenditures are being made only in accordance with management and director authorization; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework described in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2022.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report which appears herein under Item 8, *Financial Statements and Supplementary Data*.

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this Item 10 is included under the caption "Information about our Executive Officers" contained in Item 1, *Business*, of this report and under the headings *Proposal 1. Election of Directors, Corporate Governance and Board Matters—Codes of Conduct*, *Beneficial Ownership of Kraft Heinz Stock—Delinquent Section 16(a) Reports*, *Board Committees and Membership—Committee Structure and Membership*, and *Other Information—Stockholder Proposals* in our definitive Proxy Statement for our Annual Meeting of Stockholders expected to be held on May 4, 2023 ("2023 Proxy Statement"). This information is incorporated by reference into this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Information required by this Item 11 is included under the headings *Board Committees and Membership—Human Capital and Compensation Committee—Compensation Committee Interlocks and Insider Participation*, *Director Compensation*, *Compensation Discussion and Analysis*, *Executive Compensation Tables*, and *Pay Ratio Disclosure* in our 2023 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The number of shares to be issued upon exercise or vesting of awards issued under, and the number of shares remaining available for future issuance under our equity compensation plans at December 31, 2022 were:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[(1)] (a)	Weighted average exercise price per share of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	22,911,432	$ 46.80	22,064,622
Equity compensation plans not approved by security holders	—	—	—
Total	22,911,432		22,064,622

(1) Includes the vesting of RSUs and PSUs.

Information related to the security ownership of certain beneficial owners and management is included under the heading *Beneficial Ownership of Kraft Heinz Stock* in our 2023 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this Item 13 is included under the headings *Corporate Governance and Board Matters—Independence* and *Corporate Governance and Board Matters—Related Person Transactions* in our 2023 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services.

Information required by this Item 14 is included under the headings *Proposal 3. Ratification of the Selection of Independent Auditors—Independent Auditors' Fees and Services* and *Proposal 3. Ratification of the Selection of Independent Auditors— Pre-Approval Policy* in our 2023 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Index to Consolidated Financial Statements and Schedules

Schedules other than those listed above have been omitted either because such schedules are not required or are not applicable.

(b) The following exhibits are filed as part of, or incorporated by reference into, this Annual Report:

Exhibit No.	Descriptions
2.1	Separation and Distribution Agreement, dated September 27, 2012, between Kraft Foods Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on October 26, 2012).
2.2	Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property, effective October 1, 2012, between Kraft Foods Global Brands LLC, Kraft Foods Group Brands LLC, Kraft Foods UK Ltd., and Kraft Foods R&D Inc. (incorporated by reference to Exhibit 2.3 of Amendment No. 2 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on December 4, 2012).
3.1	Second Amended and Restated Certificate of Incorporation of H.J. Heinz Holding Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on July 2, 2015).
3.2	Amended and Restated By-Laws of The Kraft Heinz Company, effective November 3, 2022 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on November 7, 2022).
3.3	Certificate of Retirement of Series A Preferred Stock of The Kraft Heinz Company, dated June 7, 2016 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on June 7, 2016).
4.1	Amended and Restated Registration Rights Agreement, dated July 2, 2015, among The Kraft Heinz Company, 3G Global Food Holdings LP, and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on July 2, 2015).
4.2	Indenture, dated July 1, 2015, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.3	First Supplemental Indenture, dated July 1, 2015, relating to the 2.000% Senior Notes due 2023, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, Wells Fargo Bank, National Association, as trustee, and Société Générale Bank & Trust, as paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.4	Second Supplemental Indenture, dated July 1, 2015, relating to the 4.125% Senior Notes due 2027, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, Wells Fargo Bank, National Association, as trustee, and Société Générale Bank & Trust, as paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.5	Third Supplemental Indenture, dated July 2, 2015, relating to the 1.60% Senior Notes due 2017, 2.00% Senior Notes due 2018, 2.80% Senior Notes due 2020, 3.50% Senior Notes due 2022, 3.95% Senior Notes due 2025, 5.00% Senior Notes due 2035, and 5.20% Senior Notes due 2045, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, filed on July 6, 2015).

4.6	Indenture, dated June 4, 2012, between Kraft Foods Group, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.4 of Amendment No. 3 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on June 21, 2012).
4.7	Supplemental Indenture No. 1, dated June 4, 2012, relating to the 1.625% Notes due 2015, 2.250% Notes due 2017, 3.500% Notes due 2022, and 5.000% Notes due 2042, among Kraft Foods Group, Inc., Kraft Foods Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.5 of Amendment No. 3 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on June 21, 2012).
4.8	Supplemental Indenture No. 2, dated July 18, 2012, relating to the 6.125% Senior Notes due 2018, 5.375% Senior Notes due 2020, 6.875% Senior Notes due 2039, and 6.500% Senior Notes due 2040, among Kraft Foods Group, Inc., Kraft Foods Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.27 of Amendment No. 5 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on August 6, 2012).
4.9	Supplemental Indenture No. 3, dated July 2, 2015, among Kraft Foods Group, Inc., as issuer, Kite Merger Sub LLC, H.J. Heinz Holding Corporation, as parent guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.17 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.10	Third Supplemental Indenture, dated July 2, 2015, relating to the 6.75% Debentures due 2032 and 7.125% Debentures due 2039, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and The Bank of New York Mellon, as successor trustee to Bank One, National Association (incorporated by reference to Exhibit 4.18 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.11	Third Supplemental Indenture, dated July 2, 2015, relating to the 6.375% Debentures due 2028, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and The Bank of New York Mellon, as successor trustee to Bank One, National Association (incorporated by reference to Exhibit 4.19 of the Company's Current Report on Form 8-K, filed on July 6, 2015).
4.12	Indenture, dated July 6, 2001, among H. J. Heinz Finance Company, as issuer, H.J. Heinz Company, as guarantor, and Bank One, National Association, as trustee (incorporated herein by reference to Exhibit 4(c) of H. J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002, filed on July 30, 2002).
4.13	Indenture, dated July 15, 2008, among H.J. Heinz Company and Union Bank of California, N.A., as trustee (incorporated herein by reference to Exhibit 4(d) of H. J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended April 29, 2009, filed on June 17, 2009).
4.14	First Supplemental Indenture, dated July 2, 2015, relating to the 2.00% Notes due September 2016, 1.50% Notes due March 2017, 3.125% Notes due September 2021 and 2.85% Notes due March 2022, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2020, filed on February 17, 2021).
4.15	Supplemental Indenture No. 4, dated November 11, 2015, relating to the 2.250% Notes due 2017, 6.125% Notes due 2018, 5.375% Notes due 2020, 3.500% Notes due 2022, 6.875% Notes due 2039, 6.500% Notes due 2040, and 5.000% Notes due 2042, between Kraft Heinz Foods Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.21 of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2016, filed on March 3, 2016).
4.16	Indenture, dated July 15, 1992, between H. J. Heinz Company and The First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4(a) of H. J. Heinz Company's Registration Statement on Form S-3, filed on March 16, 1998).
4.17	Fourth Supplemental Indenture, dated May 24, 2016, relating to the 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 25, 2016).
4.18	Form of 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046 (included in Exhibit 4.17).
4.19	Fifth Supplemental Indenture, dated May 25, 2016, relating to the 1.500% Senior Notes due 2024 and 2.250% Senior Notes due 2028, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on May 25, 2016).
4.20	Form of 1.500% Senior Notes due 2024 and 2.250% Senior Notes due 2028 (included in Exhibit 4.19).
4.21	Sixth Supplemental Indenture, dated August 10, 2017, relating to the Floating Rate Senior Notes due 2019, Floating Rate Senior Notes due 2021, and Floating Rate Senior Notes due 2022, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, paying agent, security registrar, and calculation agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on August 10, 2017).
4.22	Form of Floating Rate Senior Notes due 2019, Floating Rate Senior Notes due 2021, and Floating Rate Senior Notes due 2022 (included in Exhibit 4.21).

4.23	Seventh Supplemental Indenture, dated June 15, 2018, relating to the 3.375% Senior Notes due 2021, 4.000% Senior Notes due 2023, and 4.625% Senior Notes due 2029, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on June 15, 2018).
4.24	Form of 3.375% Senior Notes due 2021, 4.000% Senior Notes due 2023, and 4.625% Senior Notes due 2029 (included in Exhibit 4.23).
4.25	Description of Kraft Heinz Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).
4.26	Eighth Supplemental Indenture, dated September 25, 2019, relating to the 3.750% Senior Notes due 2030, 4.625% Senior Notes due 2039, and 4.875% Senior Notes due 2049, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on September 25, 2019).
4.27	Form of 3.750% Senior Notes due 2030, 4.625% Senior Notes due 2039, and 4.875% Senior Notes due 2049 (included in Exhibit 4.26).
4.28	Registration Rights Agreement, dated September 25, 2019, among Kraft Heinz Foods Company, The Kraft Heinz Company, as guarantor, and BofA Securities, Inc., Citigroup Global Markets Inc., and Wells Fargo Securities, LLC, as representatives of the other initial purchasers (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on September 25, 2019).
4.29	Ninth Supplemental Indenture, dated May 18, 2020, relating to the 3.875% Senior Notes due 2027, 4.250% Senior Notes due 2031, and 5.500% Senior Notes due 2050, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 18, 2020).
4.30	Form of 3.875% Senior Notes due 2027, 4.250% Senior Notes due 2031, and 5.500% Senior Notes due 2050 (included in Exhibit 4.29).
4.31	Registration Rights Agreement, dated May 18, 2020, among Kraft Heinz Foods Company, The Kraft Heinz Company, as guarantor, and J.P. Morgan Securities LLC, as representative of the other initial purchasers (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on May 18, 2020).
10.1	Tax Sharing and Indemnity Agreement, dated September 27, 2012, between Kraft Foods Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on October 26, 2012).
10.2	Kraft Foods Group, Inc. 2012 Performance Incentive Plan (incorporated by reference to Exhibit 4.3 of Kraft Foods Group, Inc.'s Registration Statement on Form S-8, filed on September 12, 2012). +
10.3	Form of Kraft Foods Group, Inc. 2012 Performance Incentive Plan Global Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 of Kraft Foods Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2014, filed on May 2, 2014).+
10.4	H.J. Heinz Holding Corporation 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of Amendment No. 4 to H.J. Heinz Holding Corporation's Registration Statement on Form S-4, filed on May 29, 2015).+
10.5	Amendments to the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2016, filed on March 3, 2016).+
10.6	Form of H.J. Heinz Holding Corporation 2013 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to H.J. Heinz Holding Corporation's Registration Statement on Form S-4, filed on May 29, 2015).+
10.7	Kraft Foods Group, Inc. Deferred Compensation Plan for Non-Management Directors (incorporated by reference to Exhibit 4.3 of Kraft Foods Group, Inc.'s Registration Statement on Form S-8, filed on September 12, 2012).+
10.8	Settlement Agreement, dated June 22, 2015, between Mondelez International Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 10.1 of Kraft Foods Group, Inc.'s Current Report on Form 8-K, filed on June 24, 2015).
10.9	Credit Agreement, dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the initial lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on July 8, 2022).
10.10	The Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees, effective January 1, 2023.+*
10.11	The Kraft Heinz Company Change in Control Severance Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+

10.12	The Kraft Heinz Company 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2016, filed on May 5, 2016).+
10.13	Amendment to the Company's 2016 Omnibus Incentive Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+
10.14	2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+
10.15	2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+
10.16	2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+
10.17	2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Non-Qualified Stock Option Agreement, as amended and restated (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+
10.18	2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+
10.19	2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Performance Share Award Notice, as amended and restated (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+
10.20	The Kraft Heinz Company 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 (File No. 333-238073), filed on May 7, 2020).+
10.21	Amendment to the Company's 2020 Omnibus Incentive Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+
10.22	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.23	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.24	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.25	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Bands B02-B09 (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.26	2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+
10.27	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.28	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.29	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (Bands) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.30	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.31	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Bands B02-B09 (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.32	2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+
10.33	2021 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+

10.34	2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2022, filed on April 28, 2022).+
10.35	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement.+*
10.36	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice.+*
10.37	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement.+*
10.38	2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement.+*
21.1	List of subsidiaries of The Kraft Heinz Company.*
22.1	List of Guarantor Subsidiaries.*
23.1	Consent of PricewaterhouseCoopers LLP.*
24.1	Power of Attorney.*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a 14(a)/15d 14(a) of the Securities Exchange Act of 1934.*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a 14(a)/15d 14(a) of the Securities Exchange Act of 1934.*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.1	The following materials from The Kraft Heinz Company's Annual Report on Form 10-K for the period ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements, and (vii) document and entity information.*
104.1	The cover page from The Kraft Heinz Company's Annual Report on Form 10-K for the period ended December 31, 2022, formatted in inline XBRL.*

+	Indicates a management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Kraft Heinz Company

Date: February 16, 2023

By: /s/ Andre Maciel
_____
Andre Maciel
Executive Vice President and Global Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ Miguel Patricio Miguel Patricio	Chief Executive Officer and Chair of the Board (Principal Executive Officer)	February 16, 2023
/s/ Andre Maciel Andre Maciel	Executive Vice President and Global Chief Financial Officer (Principal Financial Officer)	February 16, 2023
/s/ Vince Garlati Vince Garlati	Vice President and Global Controller (Principal Accounting Officer)	February 16, 2023
* John T. Cahill	Vice Chair of the Board	February 16, 2023
* John C. Pope	Lead Director	February 16, 2023
* Gregory E. Abel	Director	February 16, 2023
* Lori Dickerson Fouché	Director	February 16, 2023
* Diane Gherson	Director	February 16, 2023
* Timothy Kenesey	Director	February 16, 2023
* Alicia Knapp	Director	February 16, 2023
* Elio Leoni Sceti	Director	February 16, 2023
* Susan Mulder	Director	February 16, 2023
* James Park	Director	February 16, 2023

*By: /s/ Andre Maciel
_____
Andre Maciel
Attorney-In-Fact
February 16, 2023

The Kraft Heinz Company
Valuation and Qualifying Accounts
For the Years Ended December 31, 2022, December 25, 2021, and December 26, 2020
(in millions)

Description	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts[a]	Write-offs and Reclassifications	
Year ended December 31, 2022					
Allowances related to trade accounts receivable	$ 48	$ (4)	$ —	$ 2	$ 46
Allowances related to deferred taxes	101	(5)	—	—	96
	$ 149	$ (9)	$ —	$ 2	$ 142
Year ended December 25, 2021					
Allowances related to trade accounts receivable	$ 48	$ 5	$ 1	$ (6)	$ 48
Allowances related to deferred taxes	105	1	—	(5)	101
	$ 153	$ 6	$ 1	$ (11)	$ 149
Year ended December 26, 2020					
Allowances related to trade accounts receivable	$ 33	$ 21	$ —	$ (6)	$ 48
Allowances related to deferred taxes	112	(3)	—	(4)	105
	$ 145	$ 18	$ —	$ (10)	$ 153

(a) Primarily relates to acquisitions and currency translation.



2023 KraftHeinz

PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

KraftHeinz

2022 AT A GLANCE

$26.5B	**Net sales**
$2.4B	**Net income**
+9.8%	**Organic Net Sales* versus full year 2021**
$6.0B	**Adjusted EBITDA***
31.3%	**Adjusted Gross Profit Margin***
3.2x	**Year-end Net Leverage***
~37K	**Employees globally**
78	**Manufacturing and processing facilities operated globally**

* *Non-GAAP financial measures. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*







AMERICA'S GREATEST WORKPLACES FOR DIVERSITY 2023 Newsweek PLANT-A INSIGHTS GROUP

Bloomberg Gender-Equality Index 2023 Member

Forbes 2022 THE BEST EMPLOYERS FOR VETERANS POWERED BY STATISTA

Kraft Heinz is a global food company with a delicious heritage. With nearly 200 iconic and emerging food and beverage brands around the world, we aspire to deliver the best taste, fun, and quality to every meal table we touch. We're on a mission to disrupt not only our own business, but the global food industry. A consumer obsession and unexpected partnerships fuel this disruption as we drive innovation across our Company.

Around the world, our people are connected by a culture of ownership, agility, and endless curiosity. We also believe in being good humans who are working to improve our Company, communities, and planet. We're proud of where we've been — and even more thrilled about where we're headed — as we nourish the world and lead the future of food.

HELP SUPPORT OUR SUSTAINABILITY EFFORTS—CHOOSE ELECTRONIC DELIVERY

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Electronic delivery limits paper waste and reduces our overall impact on the environment.

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> We at Kraft Heinz are committed to making life delicious for consumers — especially during dynamic and challenging times like these. It's a privilege and an honor to lead the nearly 37,000 incredible people who bring our Company to life each day through their passion, hard work and dedication as we help to feed the world.

— Miguel Patricio, Chair of the Board and Chief Executive Officer

Dear Fellow Stockholders,



JOHN C. POPE
Lead Director



Kraft Heinz as a Company is continuing its move toward greatness, leveraging its scale and agility to deliver strong performance for our stockholders. 🙶

It's often said that the only constant in life is change. Coming off two of the most challenging years any of us have ever experienced, 2022 proved to be yet another one of dramatic transformation for Kraft Heinz. Even through a host of headwinds — sky-high inflation, labor and supply chain challenges, war in Eastern Europe, global food supply issues, among others — Kraft Heinz's dedicated team around the world continued to fuel the Company's success, achieving another year of strong results. It's all about meeting the moment by turning challenge into opportunity.

To be sure, 2023 is expected to bring its own set of macro-economic challenges to the industry and to the world. But, the Board is confident that Kraft Heinz as a Company is continuing its move toward greatness, leveraging its scale and agility to deliver strong performance for our stockholders.

Building a Bridge Between the Board and Management

Following the retirement of former Board Chair Alex Behring in May 2022, the Board determined to combine the Company's CEO and Board Chair roles. We could not be more pleased with the progress Kraft Heinz has made under Miguel's leadership. We see his election as Chair as a natural progression of the steady, consistent leadership he has already shown. In this new role, in addition to providing the Board with firsthand insight and knowledge about the Executive Leadership Team's strategy and execution, he is best able to serve as an effective bridge between the Board and management. We believe that Miguel is the right leader to drive the business forward with unmatched agility during a time of constant challenge and change.

Strengthening Board Independence and Expertise

A Company is only as strong as its leadership, and an engaged, independent Board of Directors is a key pillar of its strength. Our independent leadership is stronger than it's ever been, with 11 of 12 independent director nominees and 9 of 12 who are unaffiliated with our Company's largest stockholders.

We're continuing to expand our Board expertise and experience, appointing Diane Gherson as a director and member of the Human Capital and Compensation Committee in November 2022 and nominating Bert Alfonso for election as a director at the 2023 Annual Meeting. Diane brings to the Board extensive experience in human resources and compensation as former Chief Human Resources Officer at IBM. Bert brings to the Board extensive experience in finance and consumer packaged goods companies as Chief Financial Officer for several companies, including The Hershey Company and the Americas Beverages division of Cadbury Schweppes PLC.

In addition, at last year's Annual Meeting, we elected two outstanding new members to the Board — renewable energy executive Alicia Knapp and technology entrepreneur James Park. These four recent director nominees demonstrate our commitment to the breadth and depth of our Board talent.

Continuously Refining Compensation

At Kraft Heinz, our compensation program philosophy supports our long-term strategy and the interests of our long-term stockholders. Our executive compensation program is heavily weighted toward performance, with a majority of the equity grants consisting of performance share units. The Human Capital and Compensation Committee carefully considers all compensation elements when evaluating our compensation vis-à-vis the market and peers.

The Board values stockholder feedback. In the fall of 2022, we held calls with 13 of our top 30 largest investors, representing approximately 49.0% of our shares outstanding, to solicit feedback on a range of topics, including our compensation program, and we regularly engage with our top two largest investors.

Kraft Heinz and the Human Capital and Compensation Committee are committed to continuously evaluating and refining the Company's compensation programs based on investor feedback. The Human Capital and Compensation Committee also engaged Meridian Compensation Partners in August 2022 to help guide our next steps. We are also pleased with the addition of Diane to the Board and Human Capital and Compensation Committee, as she brings a wealth of compensation expertise to the table.

We evaluated our program taking into consideration feedback received from our investor engagements and have implemented enhancements for our 2023 program to further strengthen alignment with our strategy and performance. We invite you to read more about our compensation program philosophy as well as recent changes in this Proxy Statement.

Integrating ESG Initiatives Across Our Business

ESG is critical to the Board as it is essential to how Kraft Heinz operates as a Company and to the success of the Company's long-term business strategy. Kraft Heinz believes in growing good food, good nutrition, and good communities, and we believe this is a competitive business advantage. As a Company, ESG efforts and priorities are woven throughout the business, with Board oversight of strategy, objectives, and risks. The Board receives regular updates on key ESG issues from Kraft Heinz's Chief Sustainability and Corporate Affairs Officer and insight into ESG considerations throughout the business as the Board receives updates from team leaders in a range of functions. These include the Company's policy and program development, actions with respect to climate change and its impacts on the Company and its value chain, and progress toward achieving Kraft Heinz's ESG goals.

As always, we are grateful for the confidence you place in Kraft Heinz. As members of the Board, we strive to reward your valued investment by adapting quickly to challenges as we position the Company for long-term, sustainable growth. You can be sure that each of us will continue to work day in and out to earn your ongoing support and trust. It is our goal to continue driving significant value as we deliver for YOU, our stockholders.

Sincerely,

JOHN C. POPE
Lead Director

March 24, 2023



Notice of 2023 Annual Meeting of Stockholders



MAY 4

Date

Thursday, May 4, 2023



Time

11:00 a.m. Eastern Time



Location—Virtual Meeting

Live via webcast at www.virtualshareholdermeeting.com/KHC2023



	Items of Business	**Board Recommendation**	**More Information**
1	To elect the twelve director nominees named in the Proxy Statement to one-year terms expiring in 2024	**FOR** all nominees	Page 14
2	To approve the Company's executive compensation	**FOR**	Page 59
3	To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2023	**FOR**	Page 107
4-6	To vote on three stockholder proposals, if properly presented	**AGAINST**	Page 111
7	To transact any other business properly presented at the Annual Meeting		



How to Vote



Visit the website listed on your proxy card, Notice, or voting instruction form	Call the phone number listed on your proxy card, Notice, or voting instruction form	Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copy of your proxy materials





Your vote is important. Make sure to have your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or voting instruction form with control number available and follow the instructions.

For additional information, see Question 4 on page 123.



Record Date

March 6, 2023

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

We mailed the Notice of Internet Availability of our proxy materials as well as our Proxy Statement, our Annual Report to Stockholders for the year ended December 31, 2022, as applicable, and the proxy card on or about March 24, 2023.

By Order of the Board of Directors,



Heidi Miller

HEIDI MILLER
Corporate Secretary & Deputy General Counsel, Corporate Governance & Securities

Chicago, Illinois
March 24, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 4, 2023

The Kraft Heinz Company's Proxy Statement and Annual Report to Stockholders for the year ended December 31, 2022 are available at ir.kraftheinzcompany.com/proxy



Table of Contents

Websites

Links to websites included in this Proxy Statement are provided solely for convenience. Information contained on websites, including on our website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC").

Note about Forward-Looking Statements

This Proxy Statement contains information that may constitute forward-looking statements, as defined under U.S. federal securities laws. Words such as "aim," "anticipate," "aspire," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "seek," "will," "would," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements regarding performance, events, developments, or achievements that we expect or anticipate will occur in the future, including statements expressing general views about future operating results or our targeted achievement of sustainability and other goals, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements as such statements speak only as of the date made. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 31, 2022 and those set forth in our future filings with the SEC. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation.

Forward-looking and other statements in this document may also address our environmental, social, and governance (ESG) and diversity, equity, inclusion, and belonging progress, plans, and goals. The inclusion of such statements is not an indication that these are material to investors or required to be disclosed in the Company's filings with the SEC. In addition, historical, current, and forward-looking environmental, diversity, and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.



Wieners

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This is not a complete description, and you should read the entire Proxy Statement carefully before voting.



CAPRI SUN
DEVOUR
Bagel Bites
Jet-Puffed
Delimex
LUNCHABLES
Ore-Ida
Velveeta
Stove Top
Kool-Aid Jammers
JELL-O
HEINZ TOMATO KETCHUP
PHILADELPHIA

About The Kraft Heinz Company

At The Kraft Heinz Company ("Kraft Heinz," "we," "our," "us," or the "Company"), our Purpose is ***Let's Make Life Delicious***. Consumers are at the center of everything we do, and this commitment is reflected in our Vision ***To sustainably grow by delighting more consumers globally***. We're passionate about **making the best food** that is savored by the world. We believe in making tangible improvements to our **Company, communities, and planet**. We're committed to championing diversity and building the **best people and careers.**

Our Culture and People

Our employee-value-proposition is our promise to our people, current and future, that we are in it together—and we are ready to grow! It's why someone should join Kraft Heinz and stay at Kraft Heinz. We nurture our employees to lead as learners, operate as owners, and thrive as agents of change. We channel their passion, curiosity, and go-getter attitude into doing better every day. In return, we offer unique development opportunities, a chance to own their career and the invitation to make an impact on our future and our legacy. It's a partnership that grows for the better—together.

AT KRAFT HEINZ, WE GROW OUR PEOPLE TO GROW OUR BUSINESS

Here at Kraft Heinz, we are encouraged to be our authentic selves and grow in our own unique ways. The strength of our diversity has allowed us to remain one of the most recognizable employers in the world and our rich mixture of people, places, and cultures make it an incredible place to work.

Everything we do is driven by our Purpose, our Vision, our Values, and our Leadership Principles—the cornerstones of our company culture. Our approximately 37,000 employees are in charge of our evolution journey, daring to do better every day and showing ownership at every level.



LET'S MAKE LIFE Delicious
KraftHeinz

OUR PURPOSE

Our Purpose is our call to action, our reason to exist—reminding each of us why the work we do each day matters.

To sustainably grow by delighting more consumers globally.

OUR VISION

Our Vision is our internal declaration of what we aspire to do. It points the way to where we want to go as a Company and what we plan to achieve in the years ahead. It makes our ambition clear.



We are consumer obsessed.
We dare to do better every day.
We champion great people.
We demand diversity.
We do the right thing.
We own it.

OUR VALUES

Our Values represent our beliefs and define our shared culture. They reflect what we stand for and who we want to be. We walk in our Purpose by living our Values.



THIS IS HOW WE
W
I
N
Work as a Team
Live the "Power of We"
Operate with empathy and care
Energize self and others
Inspire Excellence
Simplify the complex
Move with speed and agility
Model lifelong learning, curiosity and creativity
Navigate Our Future
Define the destination
Grow people to their full potential
Be courageous in the face of uncertainty

OUR LEADERSHIP PRINCIPLES

Our Leadership Principles reflect the behaviors that are expected from our people managers and how results are expected to be delivered.

Our Board of Directors ("Board") and Committees engage in regular and robust review of our global enterprise strategy. One of the strategy's five key elements—and its most foundational—is *People with Purpose*, as we believe it's essential to continue building and strengthening a diverse talent base around the world. The Human Capital and Compensation Committee ("Compensation Committee") of the Board oversees our human resources strategy and key policies. As part of its oversight, the Committee evaluates whether we have the right people, incentives, and structure to execute our enterprise strategy. The Committee also supports our long-term succession planning by overseeing management's development of talent to continue to fill key roles in the future. Our directors have full access to management and employees to address questions or concerns. Our directors may arrange meetings with employees independently and without management present. In addition, the Board and Committees have the authority to hire independent counsel or other advisors without approval from, or consultation with, management.

Our people are at the heart of everything we do as a Company. ***We champion great people*** is one of our six Company Values, and we're working to embody it each day by investing in attracting, developing, and retaining diverse, world-class talent. We also are committed to fostering an engaging, inclusive culture that brings our company culture to life. For 2022, we established key performance indicators (KPIs) related to improvement in our retention and employee engagement scores for more than 250 executives and employees throughout the business, including our Chief Executive Officer and our Executive Vice Presidents. As of December 31, 2022:



approximately 37K employees globally

40+ countries in which we have employees

Operate 78 manufacturing and processing facilities globally

At Kraft Heinz, bringing people together at the table is what we're all about. Each day, we're working to create a healthier, more equitable global workplace and world. We do it by appreciating the impact that our people's diverse backgrounds and perspectives bring to our Company and communities—and actively reflecting the faces and experiences of consumers across the globe. That's why our diversity, equity, inclusion, and belonging strategy is a critical part of the ***People with Purpose*** element of our global enterprise strategy.

We live our Company Value of **We demand diversity** by focusing on three strategic areas: hiring and growing talent from diverse backgrounds and perspectives, developing inclusive leaders, and tracking and reporting our progress. As of December 31, 2022, our employee and leader population included the following:



We provide our consolidated Equal Employment Opportunity (EEO-1) reports and additional information on our diversity, equity, inclusion, and belonging strategy and progress on our website:

 **www.kraftheinzcompany.com/diversity-inclusion**

The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC")

Our Platform Strategy and Brands

We continue to leverage our global scale, agility, and the power of our brands across a portfolio of six consumer-driven product platforms. We're uniquely positioned and committed to providing solutions to consumers around the world, delivering on value, convenience, and quality at a time when they need it most. Our platforms are:

TASTE ELEVATION Enhancing the taste, flavor, and texture of food	**EASY MEALS MADE BETTER** Convenient foods that minimize trade-offs at mealtime	**REAL FOOD SNACKING** Nutrition-rich, tasty, convenient clean food experiences
FAST FRESH MEALS Help consumers make fresh, easy prepared or assembled meals	**EASY INDULGENT DESSERTS** Sweet and indulgent treats that bring simple joy to every day	**FLAVORFUL HYDRATION** Hydration across kids' beverages and beverage mixes

We have prioritized investment in our Grow platforms, in particular Taste Elevation and Easy Meals Made Better, to drive accelerated profitable growth. Our broad portfolio includes iconic and emerging food and beverage brands popular in markets around the world. Some of the best-known ones that make life delicious for consumers include:



2022 Performance Highlights

SALES		INCOME		CASH FLOW	
NET SALES	**ORGANIC NET SALES***	**NET INCOME**	**ADJUSTED EBITDA***	**NET CASH PROVIDED BY OPERATING ACTIVITIES**	**FREE CASH FLOW***
$26.5B	**$26.2B**	**$2.4B**	**$6.0B**	**$2.5B**	**$1.6B**
↑ 1.7% year-over-year increase	↑ 9.8% year-over-year increase	↑ 131.3% year-over-year increase	↓ 5.8% year-over-year decrease	↓ 54.0% year-over-year decrease	↓ 65.2% year-over-year decrease

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

Our Commitment to Sustainable Growth

As global citizens, we are dedicated to making a sustainable, ethical impact while helping feed the world in healthy, responsible ways. In support of our Vision *To sustainably grow by delighting more consumers globally*, we are committed to responsible, sustainable practices extending to each facet of our Company. Our Environmental Social Governance ("ESG") strategy prioritizes the key ESG issues for our business through three pillars:



Healthy Living & Community Support



Environmental Stewardship



Responsible Sourcing

We aim to set ambitious environmental goals, source sustainably, improve the products we sell, and make impactful advancements in communities where we live and work—all with a commitment to transparency. As detailed in our most recent ESG Report, released in October 2022, and highlighted under *Corporate Governance and Board Matters—Environmental Social Governance beginning on page 39*, we made progress and remain on track to achieve our ESG goals. In addition, we are proud to have received a 2022 rating of A (on a scale of AAA to CCC) in the MSCI ESG Ratings assessment, which reflects a steady progression from a rating of BB in 2020.



MSCI names and logos are trademarks or service marks of MSCI. The use by Kraft Heinz of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks, or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Kraft Heinz by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided "as-is" and without warranty.

Spotlight on Diversity, Equity, Inclusion, and Belonging

Driven by our Company Values *We demand diversity*, *We champion great people*, and *We do the right thing*, we welcome everyone to our table. We believe that diverse backgrounds and perspectives represent consumers and make us stronger, more thoughtful, and more innovative and that our diversity, equity, inclusion, and belonging efforts will make a lasting impact for our employees and the marketplace for generations to come.

Our commitments to diversity, equity, inclusion, and belonging have been continuously expanding as part of our multi-year strategy and are focused on four key aims:



| **REPRESENTATION** | **COMMUNICATION AND LEARNING** | **CULTURE** | **COMMUNITIES** |
| Reflecting the geographies in which we live and operate. | Sharing our journey and enabling diversity, equity, inclusion, and belonging growth for our people. | Cultivating a culture of belonging. | Acting as a catalyst for progress alongside suppliers, customers, and partners. |

In 2022, we built on this strategy by focusing on three priority pillars:

Action	Allyship	Storytelling
We action our strategy by focusing on the areas of our business with the most opportunity to enhance representation.	Our company culture is grounded in a deep personal commitment to diversity, equity, inclusion, and belonging. In solidarity and partnership, colleagues of all backgrounds and at every level are expected to lead and act with empathy, humility, and trust.	We communicate our impact, both within our Company and in the diverse communities where we live and work, learning along the way.

Global Inclusion Council

Our Global Inclusion Council drives strategic accountability for results and provides governance, oversight, and reporting on diversity efforts and initiatives. The Council is a critical driver in fostering real organizational change, establishing priorities, and managing integrated and cross-functional initiatives. Council members are:

- **Miguel Patricio**, *Council Chair*, Chief Executive Officer and Chair of the Board
- **Carlos Abrams-Rivera**, Executive Vice President and President, North America
- **Pamay Bassey**, Chief Learning and Diversity Officer
- **Tim Kenesey**, Director
- **Alicia Knapp**, Director

- **Rashida La Lande**, Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer
- **Elio Leoni Sceti**, Director
- **Rafael Oliveira**, Executive Vice President and President, International Markets
- **Melissa Werneck**, Executive Vice President and Global Chief People Officer

Awards and Recognition

As a Company, we are on a journey to make representation and inclusion real. As we continue holding ourselves to a higher standard, to demanding justice and equality, and to helping create a fairer world for all of us, we also are proud of the external recognition we and our people have received for the progress we've made. Recent highlights include:

    

Bloomberg Gender-Equality Index 2022 and 2023	**Forbes 2022 The Best Employers for Women**	**America's Greatest Workplaces for Diversity 2023 from Newsweek**	**Forbes 2022 The Best Employers for Veterans**	**100 score on Human Rights Campaign Corporate Equality Index**

2025 Aspirations

Our 2025 aspirations are a starting point in a long journey ahead. We want the voices within our Company to reflect and represent the communities in which we operate as we create our products, design our marketing, and partner with customers and suppliers. By 2025, we are aiming for:

  

50% of our global management positions filled by women

30% of our salaried U.S. employee population identifying as people of color

top quartile global employee engagement survey results related to diversity, equity, inclusion, and belonging

We provide additional information on our diversity, equity, inclusion, and belonging strategy and progress on our website:

 **www.kraftheinzcompany.com/ diversity-inclusion**

The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC.

2023 Voting Roadmap

Voting Matters and Vote Recommendations

Proposal		Board Recommendation	More Information
1	Election of Directors	✓ **FOR** all nominees	Page 14
2	Advisory Vote to Approve Executive Compensation	✓ **FOR**	Page 59
3	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2023	✓ **FOR**	Page 107
4	Stockholder Proposal – Simple Majority Vote	✗ **AGAINST**	Page 111
5	Stockholder Proposal – Water Risk	✗ **AGAINST**	Page 114
6	Stockholder Proposal – Civil Rights	✗ **AGAINST**	Page 118
7	To transact any other business properly presented at the Annual Meeting		

Vote in Advance



Internet

Visit the website listed on your proxy card, Notice, or voting instruction form.



By Telephone

Call the phone number listed on your proxy card, Notice, or voting instruction form.



By Mail

Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copies of your proxy materials.

Vote at the Annual Meeting



When

11:00 a.m. Eastern Time on Thursday, May 4, 2023



Where

Live webcast at www.virtualshareholdermeeting.com/KHC2023



Access

To access the live webcast Annual Meeting, visit www.virtualshareholdermeeting.com/KHC2023. To participate in the Annual Meeting, vote your shares electronically, and submit questions, you will need the control number included on your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or the instructions that accompanied your proxy materials, or otherwise provided by your bank, broker, or other nominee. For additional information, see Question 17 on page 128.

For additional information about voting, see Question 4 on page 123.

Board of Directors

You are being asked to vote on the following 12 nominees for director. The Board believes that the 2023 nominees possess the appropriate mix of skills, qualifications, and expertise to effectively guide, oversee, and challenge management in the execution of our strategy. Collectively, the nominees represent diverse views, experiences, and backgrounds. The following tables provide summary information regarding our director nominees. For more detailed information, see *Proposal 1. Election of Directors* beginning on page 14.

Name and Current Position	Age	Director Since	Other Current Public Company Boards	Independent	Kraft Heinz Committee Membership		
					Audit	Compensation	Governance
Miguel Patricio *Chair and Chief Executive Officer* Kraft Heinz	56	2021	None				
John T. Cahill *Vice Chair* Former Chief Executive Officer and Executive Chairman, Kraft Foods Group, Inc.	65	2015	2	✓	Member		Member
John C. Pope *Lead Director* Chairman and Chief Executive Officer, PFI Group LLC	73	2015	2	✓	C	Member	C
Gregory E. Abel *Vice Chair, Non-Insurance Operations and Director*, Berkshire Hathaway Inc.	60	2015	1	✓			
Humberto P. Alfonso *Executive Vice President and Chief Financial Officer*, Information Services Group, Inc.	65	Nominee	1	✓	Member (1)		
Lori Dickerson Fouché *Former Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions*, TIAA	53	2021	1	✓	Member		Member (1)
Diane Gherson *Former Senior Vice President and Chief Human Resources Officer*, International Business Machines Corporation (IBM)	66	2022	None	✓		Member	
Timothy Kenesey *President and Chief Executive Officer*, MedPro Group Inc.	55	2020	None	✓		C	
Alicia Knapp *President and Chief Executive Officer*, BHE Renewables, LLC	44	2022	None	✓			Member
Elio Leoni Sceti *Co-Founder, Chief Crafter, and Chairman*, The Craftory	57	2020	2	✓		Member	

Name and Current Position	Age	Director Since	Other Current Public Company Boards	Independent	Kraft Heinz Committee Membership		
					Audit	Compensation	Governance
Susan Mulder *Global Brand President*, Timberland, a subsidiary of VF Corporation	52	2020	None	✔	(2)		
James Park *Vice President and General Manager, Fitbit Business Unit*, Alphabet, Inc.	46	2022	None	✔			

C Committee Chair   👤 Committee Member

(1) If elected or re-elected, the Board expects to make such Committee appointment.

(2) If re-elected, the Board expects Ms. Mulder to step down from the Committee following the Annual Meeting.

Diversity and Independence

We believe the director nominees reflect the importance that the Board places on diversity and independence. The attributes of the director nominees to be elected at the Annual Meeting are:

   

For the Nasdaq Board Diversity Matrix, see *Other Information—Diversity Quick Summary* beginning on page 130.

Skills, Expertise, and Experience

We believe the director nominees reflect an appropriate mix of professional expertise and educational backgrounds to establish and maintain a Board that is strong in its collective knowledge. The skills, expertise, and experience of the director nominees to be elected at the Annual Meeting are:

 **8 out of 12** Audit Experience

 **6 out of 12** Consumer Packaged Goods ("CPG") Experience

 **5 out of 12** Disruptive / Digital Experience

 **9 out of 12** Financial Experience

 **10 out of 12** International Business Experience

 **5 out of 12** Legal / Regulatory Experience

 **7 out of 12** Marketing / Sales Experience

 **11 out of 12** Operations Experience

 **8 out of 12** Public Company Leadership Experience

 **12 out of 12** Strategic / Mergers & Acquisitions ("M&A") Experience

For more information, including a skills matrix for our director nominees, see *Proposal 1. Election of Directors— Director Qualifications* beginning on page 14.

Tenure and Refreshment

We believe the director nominees reflect a level of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth.

The Nominating and Corporate Governance Committee (the “Governance Committee”) engages in a year-round process to identify and evaluate director candidates along with its regular review of Board and Committee composition. The Board regularly engages in succession planning. Since 2020, we have added eight new directors to the Board. The average tenure of the director nominees to be elected at the Annual Meeting and a history of our Board refreshment are:


Tenure
>5 yrs
3
avg. 3.1 years
9
<5 yrs
2015 Kraft Heinz Merger
3 current directors joined
Gregory E. Abel ✓
John T. Cahill ✓
John C. Pope ✓
2020
3 current directors joined
Timothy Kenesey ✓
Elio Leoni Sceti ✓
Susan Mulder ✓
2021
2 current directors joined
Lori Dickerson Fouché ✓
Miguel Patricio
2022
3 current directors joined
Alicia Knapp ✓
James Park ✓
Diane Gherson ✓
2023
1 new director nominated
Humberto P. Alfonso ✓
✓ Independent

Corporate Governance Strengths

Independence	✓ 11 of 12 independent directors ✓ Independent Lead Director ✓ Regular executive sessions of independent directors ✓ Fully independent Board Committees
Accountability	✓ Annual election of all directors ✓ Simple majority voting standard in uncontested elections ✓ One class of voting stock ✓ Special meetings can be called by the Chief Executive Officer, Chair, Vice Chair, majority of directors, or chair of any committee with the support of at least two other directors
Evaluation and Effectiveness	✓ Annual Board and Committee self-evaluations
Refreshment and Diversity	✓ 33% of director nominees self-identify as people of color and 33% self-identify as women ✓ Average age of director nominees is 58 years ✓ Balance of new and experienced directors, with three new directors added in 2022, one new director nominee for election at the Annual Meeting, and average tenure of 3.1 years for director nominees

Active Board Oversight and Engagement	✓ Robust oversight of risks related to the Company's business, including ESG risks
	✓ Directors attended an average of 97% of Board and Committee meetings in 2022; Chair, Vice Chair, and Lead Director attended 100% of Board and Committee Meetings in 2022
	✓ Our policy regarding director time commitments limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)
Alignment with Stockholder Interests	✓ Executive officer and independent director stock ownership requirements
	✓ Double-trigger cash severance
	✓ No poison pill
Compensation Policies	✓ Clawback policy
	✓ Anti-hedging policy
	✓ Anti-pledging policy
Stockholder Rights	✓ Annual say-on-pay advisory votes
	✓ Call a special meeting at a 20% threshold
	✓ Act by written consent
Robust Stockholder Engagement Program	✓ Proactive year-round engagement with stockholders
	✓ Incorporation of stockholder input in our strategies and programs, including our executive compensation program

Executive Compensation Highlights

We ask our stockholders annually to vote to approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"). Our Board, primarily through the Compensation Committee, defines and oversees our executive compensation program, which is based on a pay-for-performance philosophy and designed to accomplish the following goals through ownership, ambition, and meritocracy:


Reward financial and operational performance


Place a significant portion of compensation at risk based on achievement of performance goals


Align the interests of the NEOs with those of our stockholders


Attract, engage, and incentivize highly skilled and performance-oriented talent

Consistent with these goals, our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)). The framework is designed to link a significant portion of each NEO's compensation to their individual performance and Kraft Heinz's performance, including the ambitious nature of the performance targets set versus the strategic plan and above market expectations. Our compensation elements are designed to work together to recognize above median performance, continue to drive value creation, and align our employee's interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected/actual achieved performance relative to our peers. In line with our pay-for-performance

philosophy, we generally do not offer enhanced benefits or significant perquisites to our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and actual total compensation is in line with peer practice.

Please see *Compensation Discussion and Analysis* beginning on page 60 and the related *Executive Compensation Tables* beginning on page 85 for additional details about our executive compensation program, including information about our NEOs' compensation for our 2022 fiscal year.

2022 Target Compensation Mix


CEO(1)
RSUs
27%
66%
Performance-Based and/or at Risk
Base Salary
7%
Performance Bonus Plan at Target
21%
PSUs
45%
Other NEOs(2)
RSUs
28%
Option Awards
<1%
PSUs
37%
60%
Performance-Based and/or at Risk
Base Salary
12%
Performance Bonus Plan at Target
23%

(1) Equity award values for Mr. Patricio reflect the pro-rata 2022 value of his sign-on new hire awards granted in August 2019 and annualized over the vesting period of each award (three or four years).

(2) Equity award values for Mr. Abrams-Rivera reflect the pro-rata 2022 value of his sign-on new hire awards granted in March 2020 and annualized over four years.

Recent Compensation Program Changes in Response to Stockholder Feedback

The Compensation Committee continually evaluates our executive compensation programs and structure to enable us to attract, engage, and incentivize our NEOs and align compensation with individual and Company performance, consistent with our strategy and culture of meritocracy. We met with our 13 largest stockholders to share perspective and receive feedback on key areas of interest and concern. In 2022 and 2023, we refined our compensation programs in direct response to feedback from stockholders and made the following changes effective in 2023:

Increased percentage of Performance Share Units ("PSUs") in the annual equity award mix to 70% and removed stock options

Lengthened vesting periods for PSUs and Restricted Stock Units ("RSUs") in the annual equity award

Added Company-specific financial metrics to PSUs aligned with our long-term growth targets

Introduced negative total shareholder return ("TSR") cap for PSU awards

Aligned CEO compensation structure with our other NEOs and improved relative position to peers

For additional information on our stockholder engagement efforts and our responses to recent stockholder feedback, see *Corporate Governance and Board Matters—Stockholder Engagement* beginning on page 43. For additional information on changes to our compensation program for 2023, see *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 80.

Auditors

PricewaterhouseCoopers LLP ("PwC") has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger (defined on page 35) since 1979. We are asking our stockholders to ratify the selection of PwC as our independent auditors for the fiscal year ending December 30, 2023. For additional information, see *Proposal 3. Ratification of the Selection of Independent Auditors* beginning on page 106.

 # Proposal 1. Election of Directors

At the recommendation of the Governance Committee, the Board has nominated the 12 directors listed below for election at the Annual Meeting. If elected, the directors will serve for a one-year term expiring at the 2024 Annual Meeting of Stockholders or until their successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal. Eleven of the director nominees are current directors. Ten of the directors were elected by Kraft Heinz stockholders at our 2022 Annual Meeting of Stockholders. The Board appointed Ms. Gherson, effective November 3, 2022, following the departure of João M. Castro-Neves effective July 15, 2022, as previously disclosed. The Board is also nominating one new director nominee for election at the Annual Meeting: Humberto P. Alfonso.

Director Qualifications

The Governance Committee works with the Board to determine the appropriate mix of characteristics, skills, and experience for the Board as a whole and for individual directors, including to help meet specific Board needs. The Governance Committee takes into account many factors with the objective of recruiting and recommending a slate of directors that can best perpetuate Kraft Heinz's success and represent stockholder interests through the exercise of sound judgment, using its diversity of experience. These factors include:

Factors	Considerations
Skills, Expertise, and Experience	• The Governance Committee seeks director nominees with the mix of professional expertise and educational backgrounds to establish and maintain a Board that is strong in its collective knowledge. The Governance Committee considers nominees' general understanding of the varied disciplines relevant to the success of a large, publicly traded company in today's business environment, including the areas of: ○ disruptive/digital ○ technology ○ accounting ○ manufacturing ○ understanding of our businesses and markets ○ finance ○ marketing ○ compensation/human capital
Diversity	• Although the Board does not have a specific diversity policy, the Governance Committee believes that diversity offers a significant benefit to the Board and Kraft Heinz, as varying viewpoints contribute to a more informed and effective decision-making process. The Governance Committee actively seeks to achieve a diversity of occupational and personal backgrounds on the Board, including diversity with respect to gender, race, ethnic and national background, geography, age, and sexual orientation, and evaluates each individual nominee and director in the context of the Board as a whole. The Board also evaluates its diversity as part of its annual self-evaluation process. • We believe the composition of the Board reflects those efforts and the importance of diversity to the Board. This year, the attributes of our director nominees include:

33% PEOPLE OF COLOR

33% WOMEN

 **AVERAGE AGE 58 YEARS**

For the Nasdaq Board Diversity Matrix, see *Other Information—Diversity Quick Summary* beginning on page 130.

Factors	Considerations	
Commitment	• The Governance Committee considers a director nominee's ability to devote sufficient time and effort to fulfill their Kraft Heinz responsibilities, taking into account the individual's other commitments. Our policy regarding director time commitments limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz). • In addition, in determining whether to recommend a director for re-election, the Governance Committee considers the director's attendance at Board and Committee meetings and participation in, and contributions to, Board and Committee activities. • All of our director nominees are in compliance with our policy regarding director time commitments. In 2022, our directors attended an average of 97% of Board and Committee meetings, and our Chair, Vice Chair, and Lead Director attended 100% of Board and Committee Meetings.	 **97%** MEETING ATENDANCE
Independence	• The Board considers whether a nominee meets various independence requirements applicable to Kraft Heinz directors, including whether a nominee's service on boards and committees of other organizations is consistent with our conflicts of interest policy. Eleven of our 12 director nominees are independent.	 1 11 **92%** INDEPENDENT
Tenure and Refreshment	• The Board considers the mix of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth. • We have added eight current directors to our Board since 2020, including three in 2022, and the Board has nominated one new director for election at the Annual Meeting. • The average tenure of our director nominees is 3.1 years.	 >5 years 3 9 <5 years **3.1** YEARS AVERAGE TENURE

The Board has carefully considered whether the slate of director nominees, individually and as a whole, fulfills these objectives for Board composition. All the director nominees satisfy the criteria set forth in our Corporate Governance Guidelines. The director nominees collectively have the key skills, expertise, and experience set forth in the matrix below.

Skills, Expertise, and Experience

Directors	Audit	CPG	Disruptive/ Digital	Financial	International	Legal/ Regulatory	Marketing/ Sales	Operations	Public Company Leadership	Strategic/ M&A
Miguel Patricio *Chair and CEO*		✓	✓		✓		✓	✓	✓	✓
John T. Cahill *Vice Chair*	✓	✓		✓	✓			✓	✓	✓
John C. Pope *Lead Director*	✓	✓		✓	✓	✓		✓	✓	✓
Gregory E. Abel	✓			✓	✓	✓		✓	✓	✓
Humberto P. Alfonso	✓	✓		✓	✓		✓		✓	✓
Lori Dickerson Fouché	✓			✓		✓	✓	✓		✓
Diane Gherson			✓		✓			✓	✓	✓
Timothy Kenesey	✓			✓	✓	✓		✓		✓
Alicia Knapp				✓	✓	✓	✓	✓		✓
Elio Leoni Sceti	✓	✓	✓		✓		✓	✓	✓	✓
Susan Mulder	✓	✓	✓	✓			✓	✓		✓
James Park			✓	✓	✓		✓	✓	✓	✓
Number of Directors	8	6	5	9	10	5	7	11	8	12
% of Board	67%	50%	42%	75%	83%	42%	58%	92%	67%	100%

For additional information regarding voting arrangements with respect to certain director nominees affiliated with Berkshire Hathaway Inc. ("Berkshire Hathaway"), see under *Corporate Governance and Board Matters—Related Person Transactions—Shareholders' Agreement* beginning on page 35.

Director Nominee Biographies

The director nominee biographies that follow summarize the key experience and expertise the director nominees bring to the Kraft Heinz Board. The Board believes the director nominees are highly qualified and collectively have a mix of skills and qualifications to provide leadership, counsel, and oversight to the Company and management to advance our strategy and deliver value to stockholders.

Each of the director nominees included in this Proxy Statement has consented to being named as a nominee and has accepted the nomination and agreed to serve as a director if elected by our stockholders. The Board believes that each nominee will be able and willing to serve if elected as a director. However, if any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.



MIGUEL PATRICIO
Chair and Chief Executive Officer

Age 56

Director since May 2021

Committees
None

Other Current Public Company Boards None

Key Qualifications

Mr. Patricio brings to the Board deep consumer goods industry and leadership experience as well as his unique perspective as our Chief Executive Officer.

Career Highlights

- **Kraft Heinz**
  - Chief Executive Officer (June 2019 to present)
  - Chair of the Board (May 2022 to present)
- **Anheuser-Busch InBev SA/NV** ("AB InBev"), a multinational drink and brewing holdings company
  - Chief of Special Global Projects – Marketing (January 2019 to June 2019)
  - Chief Marketing Officer (2012 to December 2018)
  - Various zone president and marketing leadership positions (2005 to 2012)
- **Companhia de Bebidas das Americas S.A.** ("Ambev"), a Brazilian brewing company and predecessor of AB InBev
  - Chief Marketing Officer (1999 to 2004)
- **Philip Morris Companies Inc.**, an international tobacco company
  - Vice President, Marketing (1997 to 1999)
- **The Coca-Cola Company**, a global beverage company
  - Global Marketing Director (1996 to 1997)
- **Johnson & Johnson**, a pharmaceutical and medical device company
  - Global Marketing Director (1989 to 1995)

Other Current Public Company Boards
- None

Other Current and Prior Boards
- None



JOHN T. CAHILL
Vice Chair

✔ **Independent**

Age 65

Director and Vice-Chair since July 2015

Committees

 Audit

 Governance

Other Current Public Company Boards 2

Key Qualifications

Mr. Cahill brings to the Board extensive experience in the food and beverage industry, global leadership, operating, marketing, and product development experience.

Career Highlights

- **Kraft Foods Group, Inc.**, one of our predecessor companies
  - Chief Executive Officer (2014 to 2015)
  - Executive Chairman (2012 to 2014)
- **Mondelēz International, Inc.** ("Mondelēz"), a food and beverage company and former parent of Kraft Foods Group, Inc.
  - Executive Chairman Designate, North American Grocery (2012)
- **Ripplewood Holdings LLC**, a private equity firm
  - Industrial Partner (2008 to 2011)
- **PepsiCo, Inc.**, a global food and beverage company, and affiliates
  - Various executive and senior financial positions (1989 to 2007)

Other Current Public Company Boards

- **Colgate-Palmolive Company**, a global consumer products company
  - Director (2005 to present)
- **American Airlines Group**, an airline holding company
  - Lead Independent Director (2013 to present)

Other Current and Prior Boards

- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Legg Mason, Inc.**, a financial services holding company (2010 to 2014)

JOHN C. POPE
Lead Director

✓ **Independent**

Age 73

Director since July 2015

Lead Director since January 2021

Committees

🔍 Audit (Chair)

💵 Compensation

🏛 Governance (Chair)

Other Current Public Company Boards 2

Key Qualifications

Mr. Pope brings to the Board extensive accounting and financial expertise, as well as valuable leadership, operating, marketing, and international experience.

Career Highlights

- **PFI Group LLC**, a financial management firm
  - Chairman and Chief Executive Officer (1994 to present)
- **United Airlines**, a U.S.-based airline, and its parent, **UAL Corporation**
  - Various executive positions in operations, finance, and marketing (1988 to 1994)

Other Current Public Company Boards

- **Waste Management, Inc.**, a provider of comprehensive waste management services
  - Director (1997 to present); Chairman of the Board (2004 to 2011)
- **Talgo S.A.**, a railcar manufacturer
  - Director (2015 to present)

Other Current and Prior Boards

- **R. R. Donnelley & Sons Company**, a marketing and business communication company (1996 to February 2022)
- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Kraft Foods Inc.** (now Mondelēz) (2001 to 2012)
- **Con-way, Inc.**, multinational freight transportation and logistics company (2003 to 2015)
- **Dollar Thrifty Automotive Group, Inc.**, a car rental company (1997 to 2012)

GREGORY E. ABEL

✓ **Independent**

Age 60

Director since July 2015

Committees
None

Other Current Public Company Boards 1

Key Qualifications

Mr. Abel brings to the Board extensive experience in regulated industries and mergers and acquisitions, as well as valuable leadership, operational, financial, and international experience.

Career Highlights

- **Berkshire Hathaway Inc.**, a diversified global holding company
  - Vice Chair, Non-Insurance Operations (January 2018 to present)
- **Berkshire Hathaway Energy Company**, a global holding company that owns diversified businesses engaged primarily in the energy industry
  - Chief Executive Officer (2008 to January 2018)
  - President (1998 to January 2018)

Other Current Public Company Boards

- **Berkshire Hathaway Inc.**
  - Director (January 2018 to present)

Other Current and Prior Boards

- **Berkshire Hathaway Energy Company** (2011 to present)
- **H.J. Heinz Holding Corporation**, one of our predecessor companies (2013 to 2015)
- **HomeServices of America Inc.**, a residential real estate services company and subsidiary of Berkshire Hathaway Inc. (previously Homeservices.com Inc.) (1999 to October 2020)



HUMBERTO P. ALFONSO

✔ **Independent**

Age 65

New director nominee

Committees

 Audit*

Other Current Public Company Boards 1

* If elected, the Board expects to appoint Mr. Alfonso to the Committee.

Key Qualifications

Mr. Alfonso brings to the Board deep financial management and public company accounting experience, as well as valuable experience in the CPG industry, public company leadership, and strategy.

Career Highlights

- **Information Services Group, Inc.**, a global technology research and advisory firm
  - ○ Executive Vice President and Chief Financial Officer (June 2021 to present)
- **Yowie Group Ltd.** ("Yowie Group"), a global brand licensing company specializing in children's consumer products
  - ○ Chief Executive Officer, Global (2016 to January 2018)
- **The Hershey Company**, a global confectionary and snack products company
  - ○ President, International (2013 to 2015)
  - ○ Executive Vice President, Chief Financial Officer and Chief Administrative Officer (2011 to 2013)
  - ○ Senior Vice President, Chief Financial Officer (2007 to 2011)
  - ○ Vice President, Finance and Planning, North American Commercial Group (2006 to 2007)
  - ○ Vice President, Finance and Planning, U.S. Commercial Group (2006)
- **Cadbury Schweppes PLC**, a multinational confectionary company
  - ○ Executive Vice President and Chief Financial Officer of Cadbury Schweppes Americas Beverages (2005 to 2006)
  - ○ Vice President Finance, Global Supply Chain of Cadbury Schweppes (London, UK) (2003 to 2005)
- **Pfizer, Inc.**, a global pharmaceutical company
  - ○ Vice President and Chief Financial Officer (2000 to 2003)
- **Warner-Lambert Company**, a pharmaceutical company (acquired by Pfizer, Inc. in 2000)
  - ○ Various financial positions (1983 to 2000)

Other Current Public Company Boards

- **Eastman Chemical Company**, a specialty chemical company
  - ○ Director (2011 to present)

Other Current and Prior Boards

- **Yowie Group** (2017 to 2018)



LORI DICKERSON FOUCHÉ

✔ **Independent**

Age 53

Director since May 2021

Committees

 Audit

 Governance*

Other Current Public Company Boards 1

* If re-elected, the Board expects to appoint Ms. Fouché to the Committee.

Qualifications

Ms. Fouché brings to the Board seasoned financial expertise, deep experience in the financial services industry, and valuable leadership, operating, and marketing experience.

Career Highlights

- **TIAA**, a financial services firm
  - Senior Executive Vice President and Advisor to the Chief Executive Officer (June 2020 to December 2020)
  - Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions (August 2018 to June 2020)
- **Prudential Financial, Inc.** ("Prudential"), a financial services firm
  - Group Head of Individual Solutions (July 2017 to August 2018)
  - President of Prudential Annuities (2015 to July 2017)
  - Chief Executive Officer, Prudential Group Insurance (2014 to 2015)

Other Current Public Company Boards

- **Hippo Holdings Inc.**, and its predecessor Hippo Enterprises Inc., a property insurance company
  - Director (May 2021 to present)

Other Current and Prior Boards

- **Gusto Inc.**, a private payroll, benefits, and human resource management software provider (October 2021 to present)
- **Princeton University Board of Trustees** (September 2021 to present; 2015 to June 2019)



DIANE GHERSON

✔ **Independent**

Age 66

Director since
November 2022

Committees

 Compensation

Other Current Public Company Boards None

Key Qualifications

Ms. Gherson brings to the Board extensive expertise in human resources, compensation, and oversight of diversity and inclusion, as well as valuable experience in corporate transformations and operations.

Career Highlights

- **Harvard Business School**
  - ○ Senior Lecturer (July 2021 to present)
- **International Business Machines Corporation** ("IBM"), a global technology company
  - ○ Senior Vice President and Special Advisor to the Chief Executive Officer (September 2020 to December 2020)
  - ○ Senior Vice President and Chief Human Resources Officer (2017 to August 2020)
  - ○ Senior Vice President, Human Resources (2013 to 2017)
  - ○ Various senior leadership positions in human resources, talent, and compensation and benefits (2002 to 2013)
- **Willis Towers Watson**
  - ○ Principal and Global Practice Leader (1997 to 2002)
  - ○ Principal (1994 to 1997)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **National Academy of Human Resources** (January 2019 to present)
- **Ping Identity Holding Corp.**, a provider of enterprise intelligent identity solutions (February 2021 to October 2022, when it was acquired and taken private by Thoma Bravo)



TIMOTHY KENESEY

✔ **Independent**

Age 55

Director since January 2020

Committees

 Compensation (Chair)

Other Current Public Company Boards None

Key Qualifications

Mr. Kenesey brings to the Board important insights into creating long-term profitable growth, operations, mergers and acquisitions, risk management, and financial reporting.

Career Highlights

- **MedPro Group Inc.**, a healthcare liability insurance company and subsidiary of Berkshire Hathaway Inc.
  - ○ President and Chief Executive Officer, (2001 to present)
- **General Electric Company**, an industrial technology company
  - ○ Senior Vice President of GE Insurance (2000)
  - ○ Global Business Development Manager of GE Healthcare (1998 to 1999)
- **Sidley Austin LLP**, a global law firm
  - ○ Attorney focused on mergers and acquisitions and corporate finance (1993 to 1997)
- **KPMG LLP**, an accounting firm
  - ○ Audit and Tax Accountant (1989 to 1990)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **Fechheimer Brothers**, a public safety uniform and apparel company and subsidiary of Berkshire Hathaway Inc. (2007 to present)
- Various other smaller insurance subsidiaries of Berkshire Hathaway Inc.



ALICIA KNAPP

✓ **Independent**

Age 44

Director since May 2022

Committees

 Governance

Other Current Public Company Boards None

Key Qualifications

Ms. Knapp brings to the Board deep experience as a strategic leader, particularly in renewable energy and sustainability, and significant operational, risk management, and financial acumen.

Career Highlights

- **BHE Renewables, LLC** ("BHE Renewables"), a renewable energy company and subsidiary of Berkshire Hathaway Inc.
  - President and Chief Executive Officer (December 2020 to present)
- **MidAmerican Energy Company** ("MidAmerican Energy"), an energy company providing electric and natural gas service and subsidiary of Berkshire Hathaway Inc.
  - Vice President, Renewable Generation (May 2020 to December 2020)
  - Vice President, Gas Delivery (October 2018 to May 2020)
  - General Manager, Gas Operations (January 2018 to October 2018)
- **BHE Renewables**
  - General Manager (August 2017 to January 2018)
  - Project Manager (2012 to August 2017)
- **MidAmerican Energy**
  - Project Manager, Nuclear (2010 to 2012)
  - Various positions in risk management and energy trading (2001 to 2010)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- None



ELIO LEONI SCETI

✔ **Independent**

Age 57

Director since May 2020

Committees

 Compensation

Other Current Public Company Boards 2

Key Qualifications

Mr. Leoni Sceti brings to the Board deep experience in the consumer goods sector, operations, marketing, product development, and disruptive and digital areas.

Career Highlights

- **The Craftory**, a global investment house for purpose-driven CPG challenger brands
  - ○ Co-Founder, Chief Crafter, and Chairman (May 2018 to present)
- Active investor in and advisor to early-stage tech companies (2010 to present)
- **Iglo Group**, a frozen food company whose brands include Birds Eye, Findus, and Iglo
  - ○ Chief Executive Officer (2013 to 2015)
- **EMI Group**, a global music company
  - ○ Chief Executive Officer (2008 to 2010)
- **Reckitt Benckiser Group plc**, a home, health and personal care products company
  - ○ Executive Vice President and Head of the European Operations (2006 to 2008)
  - ○ Executive Vice President and Chief Marketing Officer, Global Head of Innovation (2001 to 2005)
  - ○ Various marketing and management positions (1992 to 2001)
- **Procter & Gamble Company**, a CPG company
  - ○ Various marketing positions (1988 to 1992)

Other Current Public Company Boards

- **Barry Callebaut AG**, a global chocolate and cocoa products manufacturer
  - ○ Director (December 2017 to present)
- **AB InBev**
  - ○ Independent Director (2014 to present)

Other Current and Prior Boards

- **LSG Holdings Limited**, an investment management company (2011 to present)
- Various portfolio companies of The Craftory
- **Room to Read, UK Board**, a charitable organization promoting education and gender equality (April 2019 to present)
- **One Young World, Board of Trustees**, a global forum for young leaders from over 190 countries (2011 to present)



SUSAN MULDER

✔ **Independent**

Age 52

Director since May 2020

Committees

 Audit*

 Governance

Other Current Public Company Boards None

If re-elected, the Board expects Ms. Mulder to step down from the Committee.

Key Qualifications

Ms. Mulder brings to the Board extensive experience in the consumer goods and retail sectors and direct-to-consumer e-commerce as well as knowledge of corporate governance and finance.

Career Highlights

- **Timberland**, an outdoor lifestyle brand and subsidiary of VF Corporation
  - ○ Global Brand President (April 2021 to present)
- **Equality Asset Management**, a private equity firm
  - ○ Advisor (July 2018 to November 2022)
- **Nic & Zoe Co.**, a women's apparel company
  - ○ Chief Executive Officer and Director (2012 to April 2021)
- **McKinsey & Company**, a global management consulting firm
  - ○ Senior Partner, specializing in marketing and organization (1996 to 2012)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **Sally Beauty Holdings, Inc.** (2014 to January 2022)
- **Boston Children's Hospital Philanthropic Board of Advisors** (2005 to December 2021)



JAMES PARK

 **Independent**

Age 46

Director since May 2022

Committees

 Compensation

Other Current Public Company Boards None

Key Qualifications

Mr. Park brings to the Board deep expertise in technology and digital capabilities, as well as valuable experience in mergers and acquisitions and public company leadership.

Career Highlights

- **Google LLC** ("Google"), a subsidiary of Alphabet Inc., a global technology company
  - o Vice President and General Manager, Fitbit (February 2021 to present)
- **Fitbit, Inc.**, a connected health and fitness company (acquired by Google in January 2021)
  - o Chairman (2015 to January 2021)
  - o Co-Founder, President, Chief Executive Officer, and Director (2007 to January 2021)
- **CNET Networks, Inc.** ("CNET"), an online media company
  - o Director of Product Development (2005 to 2007)
- **Wind-Up Labs, Inc.**, an online photo sharing company (acquired by CNET in 2005)
  - o President and Co-Founder (2002 to 2005)

Other Current Public Company Boards

- None

Other Current and Prior Boards

- **Fitbit, Inc.** (2007 to January 2021)

Recommendation

 The Board recommends that stockholders vote **FOR** each of the director nominees named for election in this Proxy Statement.



Corporate Governance and Board Matters

The Board is responsible for fostering our long-term success consistent with its responsibility to Kraft Heinz and our stockholders. The Board believes that strong corporate governance is essential to our success and the Board's fulfillment of its responsibilities of oversight and guidance. We have adopted a number of corporate governance practices to promote and enhance the Board's independent leadership, accountability, and oversight.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that articulate our governance philosophy, practices, and key policies, including:

- the Board's role, responsibilities, and structure
- the establishment and responsibilities of the Committees of the Board
- executive and director performance evaluations
- succession planning
- environmental, social, and governance

The Governance Committee reviews the Corporate Governance Guidelines annually and recommends any changes to the Board.

Codes of Conduct

We have a Code of Business Conduct and Ethics for Non-Employee Directors applicable to our non-employee directors and a Code of Conduct applicable to our employees (including our NEOs) and contingent and contract workers (together, the "Codes of Conduct"). The Codes of Conduct reflect our values and are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws, rules, and regulations, confidentiality of our proprietary information, and accountability. Our directors, employees, contingent and contract workers, partners, suppliers, and customers, as well as consumers can ask questions about our Codes of Conduct and other ethics and compliance issues, or report potential violations, through our Ethics Helpline, online or by phone, which is operated by an independent and multilingual third-party reporting specialist.

The Codes of Conduct are available on our website as provided under *Corporate Governance Materials Available on Our Website* on page 28. In the event we amend or waive any of the provisions of the Codes of Conduct applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, or controller, we also intend to disclose such actions, as required, on our website.

Corporate Governance Materials Available on Our Website

The following policies and Committee charters can be found on our website:

- Corporate Governance Guidelines
- Committee Charters
- Codes of Conduct

To view these documents, visit ir.kraftheinzcompany.com and click on "Corporate Governance" tab. *The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC.*

In addition, we will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, Committee Charters, or Codes of Conduct to any stockholder requesting a copy.	Requests should be directed to:  The Kraft Heinz Company Attention: Corporate Secretary 200 East Randolph Street Suite 7600 Chicago, Illinois 60601

Key Corporate Governance Practices

Leadership

✓ **Leadership Structure**

We have a combined Chair and Chief Executive Officer role as well as a Vice Chair and Lead Director who are each independent, unaffiliated with our significant stockholders, and have clearly defined and robust responsibilities.

✓ **Executive Sessions**

At each Board meeting, our directors meet without our Chief Executive Officer or any other members of management present to discuss issues important to Kraft Heinz, including any matters regarding management.

✓ **Special Meetings of the Board**

Our Amended and Restated By-Laws ("By-Laws") allow our Chief Executive Officer, Chair, Vice Chair, majority of directors, or Chair of any Committee with the support of at least two other directors to call special meetings of the Board.

✓ **Annual Performance Evaluations**

The Governance Committee develops and oversees an annual evaluation process for the Board and all Committees of the Board.

✓ **Director Time Commitments**

We maintain a policy that limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)

Stockholder Interests

✓ **Majority Voting in Director Elections**

Our By-Laws provide that in uncontested elections director nominees must be elected by a majority of the votes cast.

✓ **Annual Election of Directors**

Our stockholders vote to elect all directors annually.

✓ **Stock Ownership Requirements**

Our stock ownership requirements are designed to align executive officers' and directors' interests with those of stockholders.

✓ **Annual Say-on-Pay Votes**

We solicit stockholders' advisory vote on executive compensation annually.

✓ **Proactive Year-Round Engagement with Stockholders**

We reach out to our largest stockholders for engagement in the fall, in advance of our annual review of governance best practices, and in the spring, in advance of our Annual Meeting. In addition, we engage with investors and other stakeholders on an ongoing basis regarding various matters, including ESG.

✓ **Special Meetings of Stockholders**

Our By-Laws allow stockholders of record of at least 20% of the voting power of our outstanding stock to call a special meeting of stockholders.

✓ **Stockholder Action by Written Consent**

Our Certificate of Incorporation allows stockholder action by written consent if signed by holders of not less than the minimum number of shares necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted.

Board Leadership Structure

The Board's current leadership structure consists of a Chair, Vice Chair, and Lead Director.

CHAIR AND CEO	**✓ INDEPENDENT VICE CHAIR**
Miguel Patricio	**John T. Cahill**
The Chair of the Board is responsible for facilitating a highly functioning and effective Board, providing overall leadership, and encouraging open communications.	The Vice Chair of the Board assists the Chair, serves as chair when the Chair and Lead Director are unable to attend a meeting, and approves Board meeting agendas.

✓ INDEPENDENT LEAD DIRECTOR

John C. Pope

The Lead Director:

- Approves Board meeting agendas, meeting schedules, and other information sent to the Board

- Presides at all meetings at which the Chair is not present, including executive sessions of the independent directors at each regularly scheduled Board meeting, and, as appropriate, informs the Chair of the issues considered and decisions reached

- Serves as a Board representative for communication with our stockholders, as appropriate

- Serves as liaison between the Chair and the independent directors

- Has the authority to call meetings of (i) the independent directors and (ii) the directors unaffiliated with Berkshire Hathaway

- Serves as an ex officio member of all Board Committees of which the Lead Director is not otherwise a member

- Performs such other duties as the Board may from time-to-time delegate

The Board periodically evaluates our leadership structure based upon our best interests and particular circumstances at the time. The Board believes that its decision on leadership structure should be based on the particular composition of the Board, including the tenure and skill sets of the individual directors and the Board as a whole, and the needs and opportunities of Kraft Heinz over time. When determining the leadership structure that will allow the Board to effectively carry out its responsibilities and best represent our stockholders' interests, the Board considers various factors, including our specific business and long-term strategic needs, our operating and financial performance, industry conditions, the economic and regulatory environment, Board annual self-evaluations, advantages and disadvantages of alternative leadership structures, and our corporate governance practices generally.

In 2021, as part of its periodic evaluation of our leadership structure, the Board appointed Mr. Pope as independent Lead Director to help ensure continued robust independent leadership of the Board. In nominating Mr. Pope as our independent Lead Director, the Board considered his deep understanding of our business and industry and determined that Mr. Pope is well positioned to provide constructive, independent, and informed guidance and oversight to management.

In 2022, following the retirement of our then Chair, the Board decided to combine the roles of Chair and Chief Executive Officer and appoint Mr. Patricio to the role, effective May 2022. The Board thoroughly considered a range of factors, including, among others, our strategic priorities, the complexity and global nature of our business, Mr. Patricio's knowledge of the industry, the various capabilities of our directors, the highly independent composition of the Board, the meaningful responsibilities of the independent Lead Director, and the current environment of our industry. The Board has a high level of confidence in Mr. Patricio's leadership and ability to work closely and transparently with our independent directors. Moreover, the Board believes that, in the role of Chair and Chief Executive Officer, Mr. Patricio is best positioned to be aware of key issues facing Kraft Heinz and to serve as a highly effective bridge between the Board and management. The Board concluded that a combined Chair and Chief Executive Officer role together with the strong independent leadership provided by our Lead Director, Vice Chair, and each of the three standing Board Committees, which consist solely of, and are chaired by, independent directors, provides an appropriate balance

between effective independent oversight and strong, consistent leadership to drive execution of our enterprise strategy. Accordingly, the Board believes this structure serves the best interests of Kraft Heinz and our stockholders at this time.

The Board has not adopted a formal policy regarding the need to separate or combine the offices of Chair of the Board and Chief Executive Officer. We continue to believe it is important that the Board retains the discretion to determine the leadership structure that best serves the long-term interests of Kraft Heinz in the future, including separating the Chair and Chief Executive Officer roles as the Board deems appropriate. From time to time, the Board may determine that it is appropriate to nominate members of management to the Board, including the Chief Executive Officer. Our current Chief Executive Officer was initially elected to serve as a director at our 2021 Annual Meeting of Stockholders and is nominated for re-election at the Annual Meeting.

Annual Board and Committee Evaluations

The Board believes director evaluations are a critical component of its effectiveness and continuous improvement and an essential practice of good corporate governance. The Board conducts an evaluation of its performance and effectiveness, as well as that of its three standing Committees, on an annual basis. The purpose of the evaluations is to identify ways to enhance the overall effectiveness of the Board and its Committees and to track progress. The Governance Committee is responsible for developing, recommending to the Board, and overseeing the annual self-evaluation process of the Board and each of its Committees.



1

PROCESS REVIEW

The process, including the method of evaluation, is reviewed by the Governance Committee, with recommendations from the Corporate Secretary's team, annually. Updates are made as appropriate and consistent with the current Board structure and responsibilities, Company strategy and processes, and best practices.

2

EVALUATION

Directors are asked to complete an individual evaluation for the Board and each Committee on which they serve. The evaluations are designed to address significant responsibilities and processes key to Board effectiveness and include open-ended questions and space for candid commentary.

TOPICS COVERED IN 2022

- Board efficiency and overall effectiveness
- Board and Committee structure and composition
- Satisfaction with the performance of the Board and Committee Chairs
- Board member access to members of senior management
- Quality of discussion
- Quality and clarity of materials presented to directors
- Satisfaction with the frequency and format of meetings and time allocations
- Board dynamics and culture
- Skills and qualifications of individual directors
- Individual director performance and engagement
- Oversight of key strategy and risks

3

SUMMARY OF EVALUATIONS

Evaluation responses and feedback are aggregated, with feedback anonymized and comments included verbatim. Reports summarizing feedback, including responses and highlights of key themes, are produced for the Board and each Committee.

4

REVIEW AND DISCUSSION

The results of the evaluations are shared with the full Board and each Committee for review and discussion. The Governance Committee reviews the results of the evaluations for all Committees and the full Board and considers recommendations for changes and areas of improvement.

5

FEEDBACK INCORPORATED

The Chair of the Governance Committee shares results of the Committee's review and recommendations with the full Board for action.

Director Orientation

We engage each new director in an orientation program that includes:

- Background on Kraft Heinz, including financial position and strategic plans

- Briefing on key issues and risks facing the Company and industry

- Meetings with senior management

- Overviews of significant financial, accounting, and risk management policies, as appropriate, and Codes of Conduct

In addition, directors are welcome to attend meetings of Committees of which they are not a member. Directors also have unrestricted access to management and are encouraged to meet with management to enhance their understanding of our strategy and business.

Independence

The Corporate Governance Guidelines require that a majority of our directors meet the independence requirements of The Nasdaq Stock Market LLC ("Nasdaq"). For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft Heinz that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. The Board determined that, under Nasdaq rules, the following director nominees are independent:

• Mr. Abel	• Ms. Fouché	• Ms. Knapp	• Mr. Park	
• Mr. Alfonso	• Ms. Gherson	• Mr. Leoni Sceti	• Mr. Pope	**92%**
• Mr. Cahill	• Mr. Kenesey	• Ms. Mulder		

Alexandre Behring and Alexandre Van Damme, who decided not to stand for re-election at our 2022 Annual Meeting of Stockholders, and João M. Castro-Neves, who stepped down effective July 15, 2022, were also determined to be independent during the periods in which they served. Mr. Cahill, the former Chief Executive Officer of Kraft and former consultant to Kraft Heinz, was determined to be independent effective August 17, 2022. In assessing Mr. Cahill's independence in 2022, the Board took into account that Mr. Cahill stepped down as Chief Executive Officer of Kraft, one of our predecessor companies, in 2015, last provided consulting services to Kraft Heinz in July 2019, and received a grant of stock options in August 2019 in connection with the termination of his consulting agreement. Mr. Patricio, our Chief Executive Officer, is not independent.

In conducting its evaluations of Mr. Abel, Mr. Kenesey, and Ms. Knapp, the Board considered each individual's affiliation with Berkshire Hathaway, which held approximately 26.5% of our outstanding common stock as of March 6, 2023, and its subsidiaries. The Board found that such affiliations and directorships were in compliance with our conflict of interest policies.

Director Service on Other Public Company Boards

The Board believes that service on the boards of other public companies provides directors with knowledge and experience in governance and leadership that is valuable to Kraft Heinz. The Board also recognizes that public board service requires significant time and effort and that it is critical to the success of the Company that directors have the ability to dedicate sufficient time and attention to their Kraft Heinz Board responsibilities. In 2022, the Board reviewed its policy regarding director time commitments, taking into consideration the policies of our largest stockholders, and

amended our Corporate Governance Guidelines to reduce the number of boards on which a director or public company CEO can serve. Our Corporate Governance Guidelines:

- Limit directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)
- Require that the Board determine whether simultaneous service on more than three public company audit committees (including Kraft Heinz) impairs a director's ability to serve effectively on our Audit Committee
- Establish an expectation that directors consult with the Chair, the Lead Director, and the Chair of the Governance Committee before accepting an offer to serve on another public company board or as a member of the audit committee of another public company
- Require the Governance Committee to take into account the nature and extent of a director's other commitments when determining whether it is appropriate to nominate that director for re-election
- Require directors' service on the boards and committees of other organizations to be consistent with our conflict of interest policies

DIRECTOR

maximum of **3** other public company boards

PUBLIC COMPANY CEO

Maximum of **1** other public company board

AUDIT COMMITTEE

Maximum of **3** public company audit committees (including Kraft Heinz)

As of March 6, 2023, all directors and director nominees are in compliance with this policy. In 2022, our directors attended an average of 97% of Board and Committee meetings, and our Chair, Vice Chair, and Lead Director attended 100% of Board and Committee Meetings.

In appointing Mr. Pope as Lead Director and Chair of the Audit and Governance Committees, the Board, and the independent directors, considered Mr. Pope's time commitments, including his roles at PFI Group, Waste Management, and Talgo. The Board noted Mr. Pope's high engagement with the Board and Kraft Heinz management, his history of attendance at Board and Committee meetings, and the additional responsibilities he was undertaking prior to his appointment as Lead Director and Chair of the Governance Committee. The Board determined that Mr. Pope could serve effectively in all roles under the circumstances. The Governance Committee, the Board, and the independent directors believe that Mr. Pope continues to dedicate significant time, effort, and attention to his Kraft Heinz Board responsibilities.

Related Person Transactions

Review of Transactions with Related Persons

The Board has adopted a written policy regarding the review and, where appropriate, approval and ratification of any transaction in which Kraft Heinz is a participant, the amount involved exceeds $120,000, and any related person had, has, or will have a direct or indirect material interest. In general, related persons include our directors, executive officers, and holders of 5% or more of our common stock and their immediate family members.

The Governance Committee, in the course of its review and approval or ratification of a related person transaction under this policy, considers, among other things:

- the commercial reasonableness of the transaction
- the materiality of the related person's direct or indirect interest in the transaction
- whether the transaction may involve an actual conflict of interest or the appearance of a conflict of interest
- the impact of the transaction on the related person's independence (as defined in the Corporate Governance Guidelines and Nasdaq rules)
- whether the transaction would violate any provision of our Codes of Conduct

The Governance Committee approves or ratifies only those related person transactions that are fair and reasonable to Kraft Heinz and in our and our stockholders' best interests, with any member of the Governance Committee who is a

related person with respect to a transaction under review recusing himself, herself, or themself from the deliberations or decisions regarding the transaction. The Chair of the Governance Committee (or the Chair of the Audit Committee if the Chair of the Governance Committee is a related person with respect to the transaction under review) will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting and will report to the Governance Committee any transaction so approved or ratified.

Shareholders' Agreement

In July 2015, through a series of transactions, we consummated the merger (the "Kraft Heinz Merger") of Kraft Foods Group, Inc. with and into a wholly owned subsidiary of H.J. Heinz Holding Corporation. In connection with the Kraft Heinz Merger, 3G Global Food Holdings, LP ("3G Global Food Holdings" and, together with its affiliates, "3G Capital") and Berkshire Hathaway entered into a shareholders' agreement (the "Shareholders' Agreement") that governs how each party and its affiliates will vote the shares of Kraft Heinz common stock held by them as of the date of closing of the Kraft Heinz Merger with respect to supporting certain directors that are designated by either 3G Global Food Holdings or Berkshire Hathaway.

Pursuant to the Shareholders' Agreement, 3G Global Food Holdings has agreed that for so long as Berkshire Hathaway and its affiliates collectively own shares representing at least 66% of the shares owned by them as of the consummation of the Kraft Heinz Merger (as a percentage of the voting power in the election of directors), 3G Global Food Holdings and its affiliates will vote their shares of Kraft Heinz common stock in favor of the three Kraft Heinz board nominees designated by Berkshire Hathaway (two board nominees if they own less than 66% but at least 33% of the voting power and one board nominee if they own less than 33% but at least 15% of the voting power) and will not take any action to remove such designees without Berkshire Hathaway's consent. Similarly, Berkshire Hathaway has agreed that for so long as 3G Global Food Holdings and its affiliates collectively own shares representing at least 33% but less than 66% of the shares owned by them as of the consummation of the Kraft Heinz Merger (based on the percentage of the voting power in the election of directors), Berkshire Hathaway and its affiliates will vote their shares of Kraft Heinz common stock in favor of the two Kraft Heinz board nominees designated by 3G Global Food Holdings (three board nominees if they own at least 66% of the voting power and one board nominee if they own less than 33% but at least 15% of the voting power) and will not take any action to remove such designees without 3G Global Food Holdings' consent.

Berkshire Hathaway and 3G Capital continue to hold a significant portion of our outstanding shares. See *Beneficial Ownership of Kraft Heinz Stock* beginning on page 56 for further information about beneficial ownership of our stock by Berkshire Hathaway and 3G Capital.

Registration Rights Agreement

In connection with the Kraft Heinz Merger, we entered into a registration rights agreement with 3G Global Food Holdings and Berkshire Hathaway (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, we granted 3G Global Food Holdings and Berkshire Hathaway registration rights with respect to the shares of Kraft Heinz common stock held by them as of the date of the closing of the Kraft Heinz Merger, representing shares of Kraft Heinz common stock acquired from Heinz in connection with the Kraft Heinz Merger and/or immediately prior to the Kraft Heinz Merger pursuant to a warrant. The registration rights do not apply to shares of Kraft Heinz common stock subsequently acquired by either party. These rights include demand registration rights, shelf registration rights, and "piggyback" registration rights, as well as customary indemnification. The rights are subject to certain holdback and suspension periods. We generally will bear all fees, costs, and expenses related to registrations, other than underwriting discounts and commissions attributable to the sale of shares of Kraft Heinz common stock by 3G Global Food Holdings and Berkshire Hathaway, as applicable.

Anti-Hedging and Anti-Pledging Policies

Our Insider Trading Policy limits the timing and types of transactions in Kraft Heinz securities by employees (including executive officers) and directors. Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities.

Oversight of Risk Management

We face various risks to our business, including strategic, financial, legal, regulatory, operational, accounting, and reputational risks. Identifying, managing, and mitigating our exposure to these risks and effectively overseeing the risk-management process are critical to our operational decision-making and annual planning processes.

 **FULL BOARD**

- Has ultimate responsibility for risk oversight, including related to our ESG risks
- Has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee and receives regular updates from the Audit Committee
- Reviews (full Board or via Committees) risks related to our business and operations throughout the year
- Directors regularly discuss the risk management process directly with members of management

 **AUDIT COMMITTEE**

- Reviews guidelines and policies governing the process by which management manages risk, including related to major financial risk exposures, information technology, and cybersecurity
- Reviews risk assessment and risk management guidelines, policies, and processes used in our Strategic Enterprise Risk Management ("SERM") approach
- Reviews the SERM approach and the results of the annual SERM assessment
- Allocates responsibility for overseeing the review and assessment of key risk exposures and management's response to those exposures

 **COMPENSATION COMMITTEE**

- Oversees evaluation of our compensation structure's impact on risk taking and risk mitigation
- Oversees human resources strategy and key policies, including diversity and inclusion and workplace environment and culture, as well as succession planning
- Reviews risks related to our business and operations

 **GOVERNANCE COMMITTEE**

- Oversees our governance practices and Board composition, refreshment, and leadership structure
- Reviews related party transactions and the Guidelines
- Reviews and assesses risks related to our business and operations

——————— *Each Committee reports key risk discussions to the Board following its meetings.* ———————



 **MANAGEMENT**

- Responsible for the day-to-day management and mitigation of risk
- Regularly provides reports to the Board, the Audit Committee, and any other appropriate Committee regarding key risks and the actions management has taken to monitor, control, and mitigate risks
- Discusses and provides updates on management's reports at Board and Committee meetings

For additional information regarding the Committees of the Board and Committee membership and responsibilities, see below under *Board Committees and Membership* beginning on page 49. To learn more about risks facing the Company, see the factors described in *Item 1A, Risk Factors* in our Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Annual Report") and those set forth in our future filings with the SEC. The risks described in the 2022 Annual Report and subsequent filings with the SEC are not the only risks facing us. Additional risks and

uncertainties not currently known or that may currently be deemed to be immaterial based on the information known to us may also materially adversely affect our business, financial condition, or results of operations.

Our Strategic Enterprise Risk Management (SERM) Approach

Our SERM approach is an ongoing process effected at all levels of our operations and across business units and functions to identify, assess, monitor, manage, and mitigate risk over the short-, intermediate-, and long-term. As part of this process, the Company:

- identifies material risks, including operational, strategic, and financial risks
- assesses and prioritizes risks taking into account various factors such as the potential impact, likelihood of occurrence, and effectiveness of current mitigation strategies
- develops plans to monitor, manage, and mitigate material risks

Our SERM process is designed to facilitate open communication between management and the Board to advance the Board's and Committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance, and the information gathered through the approach. The Board and Committees may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas.

The Audit Committee oversees the SERM process and reviews key business risks with the Global Head of Internal Audit. These risks inform Board and Audit Committee discussion topics throughout the year. The Audit Committee routinely meets privately with representatives from PwC, our independent auditors, as well as our Global Head of Internal Audit, Chief Global Ethics and Compliance Officer, and Global General Counsel. Our Corporate Risk Committee helps identify, evaluate, and implement risk management controls and methodologies to address identified risks and functionally reports directly to the Executive Leadership Team.

Oversight of Cybersecurity

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief Information Officer and Chief Information Security Officer at least twice a year, which cover topics related to information security, privacy, and cyber risks and risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. We have also adopted a cyber incident response plan, under which the Audit Committee is informed of any cybersecurity incidents with the potential to materially adversely impact the Company or our information systems. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters.

Our Chief Information Security Officer oversees the team responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. The information security team works in partnership with the Company's internal audit team to review information technology-related internal controls with our external auditor as part of our overall internal controls process. We currently maintain a cyber insurance policy that provides coverage for security incidents.

Our cybersecurity risk management program is designed to employ best practices, including ongoing enhancement of governance, risk, and compliance management, continuous updates to our response planning and protocols, security policy and standards maintenance, and new technology implementation to proactively monitor vulnerabilities and reduce risk. The program includes:

- Annual third-party audits, including penetration testing and review of program maturity based on the National Institute of Standards and Technology (NIST) cybersecurity framework;
- Regular phishing, social engineering, and cyber hygiene training for employees with Company email and access to connected devices;

- Regular consulting with external advisors and specialists regarding opportunities and enhancements to strengthen our cyber practices and policies;

- Continuous security event monitoring, management, and incident response;

- Annual performance of a minimum of two tabletop exercises to educate and train our response capabilities and inform adjustments to our controls and response;

- Continuous enhancements to security capabilities based on evolving threats;

- Due diligence of third-party vendors' information security programs; and

- Regular testing of incident response procedures.

Oversight of ESG

Our ESG governance starts with oversight of our ESG strategy by the Board. We believe the full Board's responsibility for consideration and oversight of critical ESG issues enhances our sustainability efforts, which are a critical component of our overall enterprise strategy. To fulfill its oversight responsibilities, the Board receives regular updates on priority ESG issues from our Global General Counsel and Chief Sustainability and Corporate Affairs Officer, as well as other team leaders throughout the business, which cover topics related to policy and program development, actions taken to protect the Company from the negative impacts of climate change on our operations and value chain, and progress toward achieving our ESG goals. For additional information regarding our ESG governance framework, see *Corporate Governance and Board Matters—Environmental Social Governance—ESG Governance* on page 41.

Oversight of Human Capital Management

The Board is actively engaged in overseeing development and succession of the Company's senior management and the Company's key human resources strategies. The Compensation Committee oversees the Company's compensation and benefits plans, policies, and programs, long-term incentive programs, and succession plans for the Chief Executive Officer and other senior executive positions as well as strategies, policies, and outcomes related to diversity and inclusion, workplace environment and culture, pay equity, and talent development and retention. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief People Officer at least once a year, which cover topics related to engagement and attrition, diversity and inclusion, culture, leadership development, and performance management. The Compensation Committee regularly reports to the Board on human capital management, culture, employee engagement, and performance matters.

The Global Inclusion Council, which is chaired by our Chief Executive Officer and Chair of the Board and includes three of our other directors and several members of our Executive Leadership Team, provides oversight of the Company's diversity efforts and initiatives, including progress on the Company's diversity, equity, inclusion, and belonging goals and efforts. For additional information regarding the Global Inclusion Council, see *Proxy Statement Summary—Spotlight on Diversity, Equity, Inclusion, and Belonging—Global Inclusion Council* beginning on page 5.

Environmental Social Governance

We believe in helping to create a healthier and more sustainable environment for all of us. Each day, we are actively working to create a company and high-quality products, made responsibly, that make us, our stockholders, and the world proud. In pursuit of our Vision and inspired by our Company Value *We do the right thing*, we're working to incorporate strong ESG approaches into each aspect of our global business.

Our Strategy and Approach

OUR PILLARS

Our ESG strategy prioritizes the key ESG issues for our business and stakeholders and focuses on the areas where we can have the greatest impact—from responsible ingredient sourcing to expanded nutrition guidelines and environmental impact. Our efforts and integrated initiatives are organized under three key pillars:



Healthy Living & Community Support

Ongoing improvements to our product nutrition, transparent and responsible marketing and communications, alignment with credible science and public health goals, and our commitment to fight global hunger.

Environmental Stewardship

Reductions in our operational environmental footprint through active efforts to conserve water and energy, reduce emissions, minimize waste, and make our packaging sustainable.

Responsible Sourcing

Work throughout our value chain dedicated to responsible sourcing and related impacts, including human rights, deforestation, sustainable agriculture, and animal welfare.

STAKEHOLDER ENGAGEMENT

To inform and continuously improve our ESG strategy, we engage a variety of stakeholders. We believe our stakeholder engagement strengthens our understanding of important environmental, social, and governance issues, which helps us set priorities. Our global stakeholder network consists of internal and external people and parties whose support is critical to the long-term success of our business or who are materially impacted by our business operations, including:

stockholders | customers | employees | nongovernmental organizations (NGOs)

industry associations | governmental and regulatory entities | consumers | suppliers

ESG MATERIALITY ASSESSMENT

We conduct a comprehensive ESG materiality assessment every three to five years. Our ESG materiality assessment enables us to identify and prioritize the issues that are of greatest concern to our stakeholders and that are relevant to our business. We re-evaluate these results on an ongoing basis to reflect any changes in standing on these priority issues and to allow for the inclusion of new or emerging issues. We completed our most recent comprehensive materiality assessment in 2022, with the addition of artificial intelligence to help further inform potential strategic impacts related to various regulatory and reputational risks.

MATRIXED APPROACH

We have imbedded ESG principles throughout our business. This includes, within our commercial and procurement efforts, creating a matrixed approach that we believe establishes a strong foundation for the achievement of our ESG goals while driving results for the Company. In addition, for 2022, we have established ESG-related key performance indicators (KPIs) for more than 1,500 executives and employees throughout the business, including our Chief Executive

Officer; Executive Vice President, Global General Counsel and Chief Sustainability and Corporate Affairs Officer; Executive Vice President and Global Chief Procurement Officer; and Executive Vice President and Global Chief Supply Chain Officer.

Key Progress and Achievements

In October 2022, we released our 2022 ESG Report, which shares our latest goals and our progress through the end of 2021. In a landscape of multiple global challenges, including the COVID-19 pandemic, war, inflation and supply chain challenges, and worldwide demands for social justice and racial equality, we believe we made significant progress against our ESG goals through the end of 2021, including:



Healthy Living & Community Support

Achieved 67.7% compliance with Kraft Heinz Global Nutrition Targets.

Provided* more than 440 million meals to people in need in 2021.

Environmental Stewardship

84% of our packaging is recyclable, reusable, or compostable.

Reduced waste to landfill intensity by 14.7% across our manufacturing facilities.**

Responsible Sourcing

Strengthened our Supplier Guiding Principles and rolled out our Audits and Due Diligence Program.

Purchased 100% traceable palm oil to the mill.

* Through a combination of financial support and product donations.
** Per metric ton of product made.

Looking to the Future

Collaborations are essential to our ESG efforts. As we move forward, we're committed to continuing to engage our stakeholders *together at the table* to help meet our global sustainability goals. As reflected in our Company Value *We dare to do better every day,* we aim to hold ourselves to a higher standard, boldly addressing the challenges ahead, including in the following areas important to us and our stakeholders:

 Recognizing the ongoing threat of climate change, we continue to address our environmental footprint across our value chain. We aim to set a science-based target for greenhouse gas emissions, in line with the Science Based Targets initiative's (SBTi) 1.5º Celsius climate change trajectory by 2023, and to be carbon neutral by 2050. As part of these goals, we have also publicly disclosed the entirety of our value chain's greenhouse gas emissions, as verified by a third-party consulting firm.

 We are also committed to working with our key agricultural commodity growers to help both mitigate and adapt to the impacts of climate change, while also promoting more sustainable practices. We've initially launched this work with our tomato growers in the United States and Spain with the launch of our Sustainable Agricultural Practices Manual, certified by Sustainable Agriculture Initiative's Farm Sustainability Assessment at a Silver Level—the first of any program to achieve this level of certification. More information on our progress in this area will be published in future ESG Reports.

ESG Governance

We pursue our ESG goals through a cross-functional approach across the Company and throughout our value chain, centered on continuous improvement. Our ESG governance structure is designed to enable us to live our Vision and Values and imbed ESG throughout the Company.

Board of Directors
PROVIDES OVERSIGHT

- Oversees our global ESG strategy and objectives, including our activities and opportunities, as well as related risks.
- Engages at least annually with management to review all significant policies, processes, and commitments, with additional updates and engagement as necessary.

For additional information, *see Corporate Governance and Board Matters—Oversight of Risk Management—Oversight of ESG* beginning on page 38.



Chief Executive Officer
PROVIDES EXECUTIVE SUPPORT

- Collaborates with members of the Executive Leadership Team on oversight and executional leadership on strategies.
- Has an annual performance goal that tracks our ESG performance.



Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer

- Oversees global ESG strategy, reports to the Chief Executive Officer, and collaborates with our ESG Team to establish and lead plan implementation.
- Has an annual performance goal that tracks our ESG performance.



Quarterly Business Reviews

- Quarterly Business Review meetings with members of the Executive Leadership Team.



ESG Steering Committee

- Provides cross-functional, upper-level management input on ESG practices and policies.



ESG Steering Committee Subcommittees

- Provide high-touch engagement, track emergent issues, and drive collaboration, transparency, and continuous improvement toward initiatives.
  - Hold monthly work groups in:

o Product Health	o Sustainable Packaging
o Sustainable Agriculture	o Animal Welfare
o Responsible Sourcing	o Corporate and Government Affairs
o Sustainable Manufacturing	o Communications



ESG Team

- Directs the design, development, execution, and continuous improvement of our global ESG strategy, goals, and initiatives.
- Engages with key stakeholders and leads the ESG Steering Committee.

Our Commitment to Transparency

We are committed to providing transparency regarding our sustainability initiatives and progress to our stockholders and other stakeholders, including through our annual ESG Reports.



HEINZ
TOMATO KETCHUP
Plasmon
Oscar Mayer
KraftHeinz
2022 ESG Report
Together at the Table
Engaging our stakeholders to meet our global sustainability goals
PLANT PROTEINZ
Kraft
mac & cheese

Our 2022 ESG Report was prepared with reference the Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

In addition to our annual ESG Reports, we provide information on our ESG strategy and progress and related policies and principles on our website:



www.kraftheinzcompany.com/esg	*The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC.*

Stockholder Engagement

We view our relationship with stockholders and stakeholders as a critical component of our success. Our engagement program is designed to provide management's and the Board's perspective, respond to questions and concerns, seek stockholder input, and, as appropriate, incorporate feedback on our strategies, programs, policies, and practices. We believe this engagement informs and improves our decision-making, creating long-term value for Kraft Heinz and our stockholders.



ENGAGING IN 2022

Third-Party Consultant

✓ We engage the services of Morrow Sodali to assist with and expand our stockholder outreach efforts

Who We Engage

- Institutional investors
- Sell-side analysts
- Proxy advisory firms
- Rating agencies/firms
- ESG rating firms

How We Engage

- One-on-one and group meetings
- Quarterly earnings calls
- Industry and sell-side presentations and conferences
- Company-hosted events and presentations
- Written and electronic communications

Key Topics

- Overall business strategy and execution
- Current business conditions
- Financial updates
- Sustainability, corporate citizenship and social impact, including ESG strategy and initiatives
- Corporate governance practices, including board composition, diversity, and refreshment
- Executive compensation, including changes to compensation program in response to feedback received from stockholders
- Business continuity, actions through the pandemic, and crisis management
- Human capital management and company culture

Key Resources

- Our investor relations website at ir.kraftheinz company.com
- Quarterly earnings
- Annual Proxy Statement
- Annual ESG Report and information on our website at www.kraftheinzcompany. com/esg
- Annual Meeting
- Public events and presentations
- Annual and Quarterly Reports and other filings with the SEC
- Diversity, equity, inclusion, and belonging information at www.kraftheinzcompany. com/diversity-inclusion
- Disclosures to various ratings assessors

Our Year-Round Stockholder Engagement Program

We engage with our stockholders and stakeholders through a year-round engagement program led by management and overseen by the Board.

Investor Relations Team	Corporate Secretary's Team
Our investor relations team and members of our Executive Leadership Team communicate and engage with stockholders throughout the year to provide stockholders opportunities to share feedback with our Board and management, including through: • Conferences and events • One-on-one meetings • Group meetings To learn more, visit our Investor Relations website at https://ir.kraftheinzcompany.com.	Members of management and our corporate governance, executive compensation, ESG, and investor relations teams engage with our largest stockholders during and outside of proxy season. They share perspective and receive input on our business performance, governance practices, executive compensation program and practices, our ESG strategy and framework, and stockholder's voting policies and decisions at prior Annual Meetings.
ESG Team	Board Oversight
Members of our ESG team engage with stockholders and other stakeholders throughout the year to share perspective and receive feedback on our environmental and sustainability strategy, initiatives, goals, and progress, including through: • One-on-one meetings • Group meetings To learn more, visit our ESG website at www.kraftheinzcompany.com/esg.	We share extensive feedback with the Governance Committee and Compensation Committee of the Board regarding our stockholder engagement strategy and efforts and stockholder feedback received during meetings.

Select highlights of our 2022 communication and engagement efforts include:

February	April	May
• Fourth Quarter and Full Year 2021 Earnings • Consumer Analyst Group of New York (CAGNY) Conference	• First Quarter 2022 Earnings	• Barclays/Stifel Food Field Trip

June	July	September
• Bernstein's 38th Annual Strategic Decisions Conference • Deutsche Bank Annual dbAccess Global Consumer Conference • Jefferies 2022 Consumer Conference • Barclays High Grade Consumer/ Retail Conference	• Second Quarter 2022 Earnings	• 2022 Barclays Global Consumer Staples Conference • Stifel London ESG Roadshow • Barclays Europe Bondholder Roadshow

October	November	December
• Third Quarter 2022 Earnings	• Evercore ISI Roadshow • BMO Canadian Roadshow	• JP Morgan Field Trip

Our Annual Meeting Engagement Program

We reach out to our largest stockholders for governance and compensation engagement in the fall, in advance of our annual review of our compensation programs and governance best practices, and in the spring, in advance of our Annual Meeting.



SPRING
- We publish our proxy statement and our annual report
- We engage with our largest stockholders in advance of their votes at our annual meeting

SUMMER
- We conduct our annual meeting of stockholders
- We assess how our stockholders voted on our proposals at our annual meeting

WINTER
- We assess outcomes from our fall stockholder engagement meetings and governance best practices
- We review policy updates from stakeholders
- We update our annual governance framework and policies

FALL
- The Board and Committees approve the self-evaluation process, which includes considerations from the stockholder engagement process
- We conduct our annual engagement with our largest stockholders
- The Board and Committees conduct the annual self-evaluations

Annual Stockholder Engagement Cycle

2022 Proxy Engagement Highlights

In the fall of 2022, we focused on our top 30 largest stockholders, and:



CONTACTED We contacted **24 stockholders** representing approximately **58.1%** of shares outstanding



ENGAGED We held meetings with **13 stockholders** representing approximately **49.0%** of shares outstanding

TOPICS COVERED AND KEY FEEDBACK RECEIVED IN FALL 2022

Stockholders provided feedback on a range of topics, including our executive compensation program, our corporate governance policies and Board structure, and our environmental and sustainability efforts and progress, with a particular focus on compensation.

Executive compensation remains a critical component of our stockholder engagement since our 2020 Annual Meeting of Stockholders, and we are committed to continual review and refinement of our program based upon stockholder feedback. Our compensation approach is designed to align with our strategy and pay-for-performance philosophy to create sustainable long-term growth for the Company, consistent with sound corporate governance principles. While results on our advisory say-on-pay votes prior to 2020 demonstrated historically strong stockholder support for our executive compensation program, the Board recognizes the reduction in say-on-pay support since 2020 and is taking active measures to address it. Our outreach with respect to executive compensation is focused on:

- better understanding the concerns and perspectives of our stockholders;
- providing clarity on our executive compensation program in the prior year; and
- sharing proposed design changes for our compensation program that we believe address stockholder concerns.

In the fall of 2022, we received positive feedback regarding our pay-for-performance compensation philosophy and compensation program structure, our corporate governance structure and practices, and our sustainability and social efforts. Key opportunities for enhancement raised by stockholders during our fall 2022 engagement included:

- **Compensation**
  - Desire for the Company to evaluate the weight of performance-based equity in our long-term incentive program award mix, including the use of options, and lengthen vesting periods for the awards
  - Desire for the Company to consider including Company-specific financial performance metric or metrics in addition to TSR
  - Desire to consider including a negative TSR cap for PSU awards
  - Desire for our CEO compensation package to include annual equity awards rather than front-loaded awards
  - Desire for enhanced disclosures and greater transparency regarding the compensation philosophy, structure, peer group, and metrics, including clarification around perceived use of one-time equity awards on top of our long-term incentive program
- **Governance**
  - Positive feedback regarding our governance structure and Board diversity and refreshment
  - Interest in understanding the Board's decision to combine the Chair and Chief Executive Officer roles, with many recognizing the strong independent oversight provided by our Lead Director and the independence of other members of the Board

- o Interest in a reduction of the thresholds in our policy regarding director time commitments, acknowledging that current directors meet lower thresholds of investor policies

- **Sustainability and Social Efforts**

  - o Desire for updates on our plans and progress with respect to ESG goals, including with respect to human rights, water risk, greenhouse gas emissions, sourcing and supply chain, and plastic packaging

  - o Desire for updates on our progress with respect to our 2025 diversity aspirations

Actions Taken in Response to Stockholder Feedback

In response to stockholder feedback, we took the following key actions:

✓ Appointed Ms. Gherson, who brings significant experience in compensation and people management, to the Board and Compensation Committee

✓ Engaged a new independent third-party compensation consultant

✓ Enhanced disclosures in this Proxy Statement relating to the structure of our compensation program; our compensation metrics, peer groups, performance targets, and related achievement; and how equity awards are used within our compensation program to support our pay-for-performance philosophy

✓ Implemented changes to our executive compensation program detailed below

✓ Revised our policy regarding director time commitments to reduce number of public company boards on which a director can serve to three and, for directors who are chief executive officers of public companies, to one (each in addition to Kraft Heinz)

2023 EXECUTIVE COMPENSATION CHANGES

As part of our annual review of our compensation program and taking into consideration the feedback we received from stockholders, we made the following changes effective for 2023:

Stockholder Feedback	Action Taken
Evaluate the weight of performance-based equity in equity mix	**Increased percentage of PSUs** Changed annual equity award mix to 70% PSUs and 30% RSUs o Further enhancing the weight of performance-based equity in our award mix following increases made for 2021, which increased our award mix from 100% RSUs (for annual award) and 50% PSUs and 50% RSUs (for performance award)
Lengthen vesting periods for annual equity awards	**Lengthened vesting periods** Changed to 75% on the third anniversary and 25% on the fourth anniversary from 100% vesting on third anniversary for annual awards o Further enhancing the vesting provisions of our annual equity awards following changes made for 2021, which lengthened vesting periods from 50% on the second anniversary and 50% on the third anniversary for annual awards
Consider Company-specific financial performance metric or metrics in addition to TSR for PSU awards	**Added Company-specific financial metrics to PSUs** Added three-year Organic Net Sales compound annual growth rate (CAGR) (30%) and three-year cumulative Free Cash Flow (30%) as performance metrics in addition to three-year average annual TSR (40%), to align with our long-term growth targets o Further enhancing the performance metrics for our PSUs following changes made for 2021, which replaced PBP EBITDA and cash conversion metrics with TSR
Consider negative TSR for PSU awards	**Introduced negative TSR cap** Capped TSR at target in the event the Company has a negative TSR at the end of the 3-year performance period o Further enhancing the TSR metric added to PSU awards for 2021
Consider aligning CEO pay structure with other NEOs	**Aligned CEO compensation structure** Aligned CEO compensation structure with our other NEOs and improved relative position to peers, including awarding our CEO annual equity awards consistent with our other NEOs and offering the same bonus investment opportunity (35%, changed from 25% or 50% in prior years)

For additional information on these and other changes to our compensation program for 2023, see *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 80.

Communications with the Board

Information for stockholders and other parties interested in communicating with our Chair, Lead Director, full Board, or our independent directors, individually or as a group, is included in the Corporate Governance Guidelines, which are available on our website at ir.kraftheinzcompany.com under the "Corporate Governance" tab. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Committee's area of responsibility to the Chair of the appropriate Committee; and communications relating to ordinary business matters, such as suggestions, inquiries, and consumer complaints, to the appropriate Kraft Heinz executive or employee. Our Corporate Secretary does not forward solicitations, junk mail, or obviously frivolous or inappropriate communications.



Board Committees and Membership

The Board has three standing Committees:



| Audit | Human Capital and Compensation | Nominating and Corporate Governance |

Each Committee has a charter that sets forth the Committee's roles and responsibilities and is reviewed annually by the Committee, with any proposed changes approved by the Board. These charters are available on our website as provided under *Corporate Governance and Board Matters—Corporate Governance Materials Available on Our Website* on page 28.

Meeting Attendance

We expect directors to attend all Board meetings and meetings of the Committees on which they serve. We understand, however, that occasionally a director may be unable to attend a meeting. The Board held eight meetings during our 2022 fiscal year, and the Committees of the Board held a total of 18 meetings. In 2022, each incumbent director attended 82% or more of the aggregate of all meetings of the Board and the Committees on which, and during the period that, he, she, or they served. Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. Ten of our current directors, or all of our current directors nominated for election at such meeting, attended our 2022 Annual Meeting of Stockholders.

Committee Structure and Membership

Our Board designates Committee members and Chairs based on the Governance Committee's recommendations. The Governance Committee and the Board believe that the size of the Board allows for effective Committee organization and facilitates efficient meetings and decision making. The following table lists the current Committee membership and the number of meetings held by each Committee in 2022:

| Directors | Independent | Committee Memberships | | |
		Audit	Compensation	Governance
Miguel Patricio, *Chair*				
John T. Cahill, *Vice Chair*	✓	👤 🧮		👤
John C. Pope, *Lead Director*	✓	C 🧮	👤	C
Gregory E. Abel	✓			
Lori Dickerson Fouché	✓	👤		
Diane Gherson	✓		👤	
Timothy Kenesey	✓		C	
Alicia Knapp	✓			👤
Elio Leoni Sceti	✓		👤	
Susan Mulder	✓	👤		👤
James Park	✓		👤	
Meetings in 2022	**8 Board**	**9**	**4**	**5**

C Committee Chair 👤 Committee Member 🧮 Audit Committee Financial Expert

Audit Committee

AUDIT COMMITTEE

Members

- John C. Pope, *Chair* 🗔
- John T. Cahill 🗔
- Lori Dickerson Fouché
- Susan Mulder

🗔 *Audit Committee Financial Expert*

Meetings in 2022: 9

✔ **Independence**

100%

The Audit Committee consists entirely of directors who are independent and meet the requirements set forth in Nasdaq rules, Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Audit Committee Charter

- The Board has determined that each Audit Committee member is able to read and understand fundamental financial statements
- No Audit Committee member received any payments in 2022 from us other than compensation for service as a director

Principal Responsibilities

- Oversees our financial matters and strategy, the integrity of our financial statements, our accounting and financial reporting processes, our systems of internal control over financial reporting, and the safeguarding of our assets

- Oversees our compliance with applicable legal and regulatory requirements, including our ethics and compliance programs, codes of conduct, and actual or alleged violations of the codes of conduct

- Oversees our enterprise risk management program, including risk assessment and risk management guidelines, policies, and processes by which we manage risk, such as those related to major financial risk exposures, information technology, and cybersecurity

- Oversees our independent auditors' qualifications, independence, and performance, the performance of our internal audit function, our audit procedures, and our audit plan

Ethics and Compliance Helpline

The Audit Committee has established procedures for the receipt, retention, and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing, ethics, or compliance matters, or anything else that appears to involve financial or other wrongdoing. To report such matters online or find a local phone number to report by phone, including anonymously, visit www.KraftHeinzEthics.com.

Human Capital and Compensation Committee

COMPENSATION COMMITTEE

Members

- Timothy Kenesey, *Chair*
- Diane Gherson
- Elio Leoni Sceti
- James Park
- John C. Pope

Meetings in 2022: 4

✔ **Independence**

100%

The Compensation Committee consists entirely of directors who are independent and meet the independence requirements set forth in Nasdaq rules.

Principal Responsibilities

- Oversees our strategies and policies related to key human resources policies and practices, including diversity and inclusion, workplace environment and culture, pay equity, and talent development and retention

- Establishes, reviews, and administers our compensation and benefits policies, including incentive-compensation and equity-based plans

- Oversees our executive compensation programs and succession planning, and reviews our compensation policies and practices for employees as they relate to risk management

- Evaluates and approves our Chief Executive Officer's goals and objectives, performance, and elements and amounts of compensation, and reviews and approves the compensation of our other executive officers and Section 16 reporting officers

- Approves equity and other long-term incentive awards granted under our plans

- Assesses the compensation of non-employee directors

- Reviews and considers stockholder viewpoints on compensation, including our say-on-pay voting results

Delegation

Under the Compensation Committee's charter, it may delegate any of its responsibilities to the Chair, another Compensation Committee member, or a subcommittee of Compensation Committee members, unless prohibited by law, regulation, or Nasdaq rule.

Compensation Consultant to the Committee

The Compensation Committee is authorized under its charter to retain and terminate any consultant and approve the consultant's fees and other terms of the engagement. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting, or other advisors. Since August 2022, the Compensation Committee has retained an independent compensation consultant, Meridian Compensation Partners LLC ("Meridian"), hired directly by the Committee, to advise it regarding executive compensation matters. Meridian advises and provides analysis to the Compensation Committee on matters pertaining to executive and non-employee director compensation, including CEO and executive compensation plans and design, executive compensation-related regulatory matters and governance best practices, and competitive market studies. Meridian does not provide any other services to Kraft Heinz or any of our affiliates.

Compensation Committee Interlocks and Insider Participation

The Board has determined that all of the directors who served on the Compensation Committee during our 2022 fiscal year, which includes João M. Castro-Neves (until he stepped down from the Board effective July 15, 2022), Diane Gherson, Timothy Kenesey, Elio Leoni Sceti, James Park, and John C. Pope, were independent within the meaning of Nasdaq rules. During our 2022 fiscal year, no member of the Compensation Committee had a relationship that must be described under SEC rules relating to disclosure of related person transactions. During our 2022 fiscal year, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

Analysis of Risk in the Compensation Architecture

The Compensation Committee, in reliance on analysis provided by an outside consultant engaged by the Company, annually evaluates the risk profile of our executive and broad-based employee compensation programs. In its evaluation for our 2022 fiscal year, the Compensation Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. Based on management's assessment of our current programs, including analysis provided by an outside consultant, the Compensation Committee concluded that the 2022 executive compensation plans were designed in a manner to:

- achieve a balance of short- and long-term performance aligned with key stakeholder interests
- discourage executives from taking unnecessary or excessive risks that would threaten the reputation and sustainability of Kraft Heinz
- encourage appropriate assumption of risk to the extent necessary for competitive advantage purposes

Nominating and Corporate Governance Committee

GOVERNANCE COMMITTEE

Members

- John C. Pope, *Chair*
- John T. Cahill
- Alicia Knapp
- Susan Mulder

Meetings in 2022: 5

✓ **Independence**
The Governance Committee consists entirely of directors who are independent and meet the independence requirements set forth in Nasdaq rules.

100%

Principal Responsibilities

- Considers and makes recommendations to the Board regarding candidates for director, incumbent directors' performance, director independence, and the structure and composition of the Board and its Committees, as well as director succession planning
- Oversees policies and procedures related to related person transactions, including reviewing transactions and making recommendations to the Board
- Develops and oversees an annual self-evaluation process for the Board and its Committees
- Advises the Board on corporate governance matters, including developing and reviewing the Corporate Governance Guidelines
- Oversees our stockholder engagement program and considers stockholder viewpoints on corporate governance

Director Nominations

The Governance Committee accepts nominee suggestions from directors, stockholders, management, and others, and may retain third-party search firms to assist in identifying, evaluating, and conducting due diligence on potential director candidates. The Board has nominated Diane Gherson, who was appointed as a director by the Board effective November 3, 2022, and Humberto P. Alfonso for election at the Annual Meeting. Ms. Gherson was introduced to the Governance Committee by our Global Chief People Officer. Mr. Alfonso was identified and presented to the Governance Committee for consideration by an independent third-party search firm retained by the Governance Committee.

The Governance Committee will consider any candidate a stockholder properly presents for election to the Board in accordance with the procedures set forth in our By-Laws. The Governance Committee uses the same criteria to evaluate a candidate suggested by a stockholder as it uses to evaluate a candidate that the Governance Committee identifies and makes a recommendation to the Board regarding the candidate's appointment or nomination. After the Board's consideration of a candidate suggested by a stockholder, our Corporate Secretary will notify that stockholder whether or not the Board decided to appoint or nominate the candidate. For more information on the criteria used to evaluate candidates, see under *Proposal 1. Election of Directors—Director Qualifications* beginning on page 14. For a description of how stockholders may nominate a candidate for the Governance Committee's consideration for election to the Board at an annual meeting, see *Other Information—Stockholder Proposals* beginning on page 129.

 # Director Compensation

Director Compensation Program

Our director compensation program includes a combination of cash compensation and an annual grant of deferred stock. For our 2022 fiscal year, our non-employee directors received:



Annual Compensation

Cash Retainer
$110,000

Deferred Stock Award
$125,000

Additional Cash Retainers

Chair of the Board	$140,000
Lead Director	$ 25,000
Committee Chairs:	
Audit	$ 20,000
Compensation	$ 20,000
Governance	$ 10,000

Mr. Patricio, who is our Chair and Chief Executive Officer, does not receive payment for his service as a director.

If a director serves as Chair of multiple Committees, the director will only receive one additional cash retainer.

Directors do not receive meeting fees.

Cash retainers are paid on a quarterly basis. In lieu of the cash retainer, directors may elect to:

- defer up to 100% in 25% increments into accounts that mirror certain funds in the Kraft Heinz 401(k) Plan pursuant to the Deferred Compensation Plan for Non-Management Directors, or
- receive deferred shares annually payable in arrears

Deferred stock awards are granted effective immediately following each annual meeting of stockholders. Shares of deferred stock are eligible to receive dividends that are accrued at the dividend payment date in the form of dividend equivalent units ("DEUs"). When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying deferred stock. All deferred stock awards and DEUs accrued are distributed to a director as shares of common stock six months following the date he, she, or they cease to serve on the Board.

The Compensation Committee reviews our director compensation program regularly and recommends changes, if any, to the Board for its approval. No changes were made to our director compensation program for 2022. For 2023, market alignment of our director compensation program was reviewed, and it was again determined no changes were needed.

Mr. Patricio, who is our Chair and Chief Executive Officer, does not receive payment for his service as a director or Chair.

Stock Ownership Guidelines

Position	Stock Ownership Requirement	Compliance Period
Non-employee directors	● ● ● ● ● **5x** Annual Cash Retainer	5 years from joining the Board

To strengthen alignment of directors' interests with those of our stockholders, our stock ownership guidelines require directors that receive compensation for service as directors to hold shares of our common stock in an amount equal to five times the annual Board retainer (equivalent to $550,000). Directors have five years from their appointment to meet the stock ownership requirement. RSUs, shares of deferred stock, DEUs accrued on RSUs and shares of deferred stock, stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unexercised stock options do not count toward satisfying this ownership requirement.

For the Stock Ownership Guidelines applicable to Mr. Patricio, who is our Chief Executive Officer, see *Compensation Discussion and Analysis—Stock Ownership Guidelines* beginning on page 82. For more details on the stock ownership of our directors, see *Beneficial Ownership of Kraft Heinz Stock—Directors and Officers* beginning on page 56.

2022 Director Compensation Table

The table below presents information regarding the compensation and stock awards that we paid or granted to our non-employee directors. Mr. Patricio, who is our Chief Executive Officer, does not receive payment for his service as a director.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Gregory E. Abel	110,007	125,020	—	235,027
Alexandre Behring[3]	89,286	—	—	89,286
John T. Cahill	110,000	125,020	—	235,020
João M. Castro-Neves[3]	205,678	125,020	—	292,877
Lori Dickerson Fouché	181,958	125,020	—	196,977
Diane Gherson[4]	17,337	—	—	17,337
Timothy Kenesey[5]	110,007	125,020	—	235,027
Alicia Knapp[4]	71,923	125,020	—	196,943
Elio Leoni Sceti	110,007	125,020	—	235,027
Susan Mulder	110,000	125,020	—	235,027
James Park[4]	71,923	125,020	—	196,943
John C. Pope[5]	161,538	125,020	—	286,558
Alexandre Van Damme[3]	120,317	—	—	120,317

(1) Includes the value of retainer(s) paid in cash for 2022 and value of retainer(s) for 2021 deferred to equity pursuant to the Kraft Heinz Deferred Compensation Plan for Non-Management Directors. Directors do not receive meeting fees.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2022, excluding any retainer fees deferred in exchange for shares, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718 based on the closing price of Kraft Heinz shares on the grant date ($43.14 on May 5, 2022). The following table shows the aggregate number of stock options held by current and former directors as of December 31, 2022:

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Gregory E. Abel	10/16/2013	22,166	—	22.56	7/1/2023
Alexandre Behring	10/16/2013	44,333	—	22.56	7/1/2023
John T. Cahill	8/16/2019	500,000	—	25.41	8/16/2029
	2/26/2015	176,423[a]	—	52.70	2/26/2025
	2/27/2014	43,191[a]	—	45.59	2/27/2024
	2/25/2013	203,915[a]	—	38.63	2/25/2023

(a)   Granted as an employee award during his prior employment with Kraft Foods Group, Inc., one of our predecessor companies.

(3)   Mr. Behring and Mr. Van Damme stepped down from the Board effective May 5, 2022. Mr. Castro-Neves stepped down from the Board effective July 15, 2022.

(4)   Ms. Knapp and Mr. Park were elected to the Board effective May 5, 2022. Ms. Gherson was appointed to the Board effective November 3, 2022.

(5)   Mr. Kenesey was appointed Chair of the Compensation Committee effective August 4, 2022. Mr. Pope was appointed Chair of the Governance Committee effective May 5, 2022.



Beneficial Ownership of Kraft Heinz Stock

Directors and Officers

The following table shows the number of shares of our common stock beneficially owned as of March 6, 2023 by each current director, director nominee, and NEO of the Company, as well as the number of shares beneficially owned by all of our current directors and executive officers as a group. There were 1,226,998,926 shares of our common stock issued and outstanding as of March 6, 2023. Unless otherwise indicated, each of the named individuals has, to Kraft Heinz's knowledge, sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Shares Owned	Shares Acquirable within 60 Days[1]	Deferred Stock[2]	Total	Percentage of Common Stock
Current Directors					
Gregory E. Abel	—	22,166	55,062	77,228	*
John T. Cahill	152,178	719,614	34,311	906,103	*
Lori Dickerson Fouché	—	—	7,837	7,837	*
Diane Gherson	—	—	—	—	—
Timothy Kenesey	—	—	18,620	18,620	*
Alicia Knapp	—	—	2,992	2,992	*
Elio Leoni Sceti[3]	90,000	—	16,120	106,120	*
Susan Mulder	—	—	11,012	11,012	*
Miguel Patricio	1,202,624	—	—	1,202,624	*
James Park	596	—	2,992	3,588	*
John C. Pope	10,098	—	37,749	47,847	*
Director Nominees					
Humberto P. Alfonso	—	—	—	—	—
Named Executive Officers (NEOs)					
Miguel Patricio			*see above*		
Andre Maciel	98,117	85,607	—	183,724	
Paulo Basilio	109,181	176,058	—	285,239	*
Carlos Abrams-Rivera	207,684	—	—	207,684	*
Rashida La Lande	45,777	52,325	—	98,102	*
Rafael Oliveira	269,833	191,280	—	461,113	*
Current directors and executive officers[4] as of March 6, 2023 as a group (21 persons)	2,420,422	1,279,242	186,695	3,886,359	*

* Less than 1%.

(1) Includes shares issuable upon settlement of RSUs, including related DEUs accrued, that will vest within 60 days of March 6, 2023 and pursuant to stock options exercisable within 60 days of March 6, 2023.

(2) Includes related DEUs accrued. For a description of our deferred stock, see *Director Compensation—Director Compensation Program* beginning on page 53.

(3) Includes 90,000 shares owned directly by Elma Investments Ltd., which is wholly owned by Elma Trust. Mr. Leoni Sceti is a beneficiary of Elma Trust.

(4)   Pursuant to Item 403 of Regulation S-K, includes Mr. Basilio, who ceased to be an executive officer effective March 2, 2022, but who was an NEO for fiscal year 2022.

Principal Stockholders

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of March 6, 2023.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[1]
Berkshire Hathaway[2] 3555 Farnam Street Omaha, Nebraska 68131	325,442,152	26.5%
3G Funds[3] c/o 3G Capital, Inc. 600 Third Avenue, 37th Floor New York, New York 10016	97,195,897	7.9%
BlackRock[4] 55 East 52nd Street New York, New York 10055	69,223,785	5.6%
The Vanguard Group[5] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	67,873,151	5.5%

(1)   Calculated based on 1,226,998,926 shares of our issued and outstanding common stock as of March 6, 2023.

(2)   Based on the Schedule 13G/A filed on February 14, 2023 by Berkshire Hathaway, reporting beneficial ownership by Warren E. Buffett, Berkshire Hathaway, and Benjamin Moore & Co. Retirement Income Plan. Benjamin Moore & Co. is a subsidiary of Berkshire Hathaway, and Mr. Buffett may be deemed to control Berkshire Hathaway. Berkshire Hathaway and Mr. Buffett share dispositive power over 325,442,152 shares. Benjamin Moore & Co. Retirement Income Plan shares voting and dispositive power over 192,666 shares. As a result of the relationships described under *Corporate Governance and Board Matters—Related Person Transactions—Shareholders' Agreement* beginning on page 35, Berkshire Hathaway and the 3G Funds may be deemed to be a group for purposes of Section 13(d) of the Exchange Act and therefore may be deemed to hold 422,638,049 shares of Kraft Heinz common stock.

(3)   Based on the Schedule 13G/A filed on February 14, 2023 by (i) 3G Global Food Holdings LP, a Cayman Islands limited partnership, (ii) 3G Global Food Holdings GP LP, a Cayman Islands limited partnership ("3G Global Food Holdings GP"), (iii) 3G Capital Partners II LP, a Cayman Islands limited partnership ("3G Capital Partners II"), (iv) 3G Capital Partners Ltd., a Cayman Islands exempted company ("3G Capital Partners Ltd"), and (v) 3G Capital Partners LP, a Cayman Islands limited partnership ("3G Capital Partners LP" and, together with 3G Global Food Holdings, 3G Global Food Holdings GP, 3G Capital Partners II and 3G Capital Partners LP, the "3G Funds"). The 3G Funds share dispositive power over 97,195,897 shares. As a result of the relationships described under *Corporate Governance and Board Matters—Related Person Transactions—Shareholders' Agreement* beginning on page 35, Berkshire Hathaway and the 3G Funds may be deemed to be a group for purposes of Section 13(d) of the Exchange Act and therefore may be deemed to hold 422,638,049 shares of Kraft Heinz common stock.

(4)   Based on the Schedule 13G filed on February 13, 2023 by BlackRock, Inc. ("BlackRock"). BlackRock reports sole voting power with respect to 62,284,682 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 69,223,785 shares, and shared dispositive power with respect to 0 shares.

(5)   Based on the Schedule 13G filed on February 9, 2023 by The Vanguard Group, Inc. (the "Vanguard Group"). The Vanguard Group reports sole voting power with respect to 0 shares, shared voting power with respect to 1,082,335 shares, sole dispositive power with respect to 64,624,630 shares, and shared dispositive power with respect to 3,248,521 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock (collectively, the "Reporting Persons"), to file reports of ownership and changes

in ownership with the SEC. Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed electronically with the SEC by the Reporting Persons with respect to the fiscal year ended December 31, 2022, we believe that all filing requirements were complied with in a timely manner.



Proposal 2. Advisory Vote to Approve Executive Compensation

As required by Section 14A of the Exchange Act, we are asking our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this Proxy Statement. We currently conduct this non-binding vote to approve executive compensation annually, and, unless the Board modifies its policy on the frequency of holding the non-binding vote to approve executive compensation, the next non-binding vote to approve executive compensation will take place at the 2024 Annual Meeting of Stockholders.

As described in detail in the Compensation Discussion and Analysis, our executive compensation programs are designed to attract, engage, and incentivize highly skilled and performance-oriented talent, including our NEOs, who are critical to our success. We believe that our compensation program effectively aligns the interests of employees and stockholders and rewards superior financial and operational performance. Please read *Compensation Discussion and Analysis* beginning on page 60 and *Executive Compensation Tables* beginning on page 85 for specific details about our executive compensation programs.

Your vote is not intended to address any specific item of our compensation program, but rather to address our overall approach to the compensation of our NEOs described in this Proxy Statement. This vote on NEO compensation is advisory and therefore will not be binding on Kraft Heinz, our Compensation Committee, or our Board. However, our Board and Compensation Committee value our stockholders' opinions and will evaluate the results of this vote.

At our 2022 Annual Meeting of Stockholders, the compensation of our NEOs was approved by approximately 71% of the votes cast. Based on input from and discussions with our stockholders, we believe our stockholders generally support our overall compensation strategy but desire greater transparency in the disclosure about our program and enhancements to certain features of the program. In response to stockholder feedback, effective for 2023, we made changes to our executive compensation program, including to increase the percentage of PSUs in our annual equity award mix and remove stock options, lengthen the vesting periods for our PSUs and RSUs in the annual equity award, add Company-specific financial metrics in addition to TSR to our PSUs, introduce a negative TSR cap to the TSR metric within our PSU awards, and align our CEO's compensation structure with our other NEOs and improve relative position to peers. We received positive feedback on these changes during our fall 2022 stockholder engagement. We believe the enhancements to our 2023 program structure, including our performance-based compensation, address the concerns expressed with the lower-than-desired level of support received for our executive compensation last year. For additional information on these and other changes effective for 2023, see *Corporate Governance and Board Matters— Stockholder Engagement—Actions Taken in Response to Stockholder Feedback—2023 Executive Compensation Changes* beginning on page 48 and *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 80.

We are asking our stockholders to indicate their support for the compensation of our NEOs as described in this Proxy Statement by voting in favor of the following resolution:

> "**RESOLVED**, that Kraft Heinz's stockholders approve, on an advisory basis, the compensation paid to Kraft Heinz's Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders, pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables, and related narrative discussion."

Recommendation

 **The Board recommends a vote FOR the approval of our NEO compensation as disclosed in this Proxy Statement.**



Compensation Discussion and Analysis Contents

Our NEOs

Our executive compensation program is designed to complement our strategy and values, attract and engage qualified, world-class talent to lead our business, create sustainable growth, and drive long-term value for our stockholders. This CD&A outlines our compensation philosophy and program and focuses on our NEOs for our 2022 fiscal year:



Miguel Patricio
Chief Executive Officer
and Chair of the Board



Andre Maciel
Executive Vice President and
Global Chief Financial Officer*



Paulo Basilio
Former Executive Vice President
and Global Chief Financial Officer*



Carlos Abrams-Rivera
Executive Vice President and President, North
America



Rashida La Lande
Executive Vice President, Global General
Counsel, and Chief Sustainability and
Corporate Affairs Officer



Rafael Oliveira
Executive Vice President and President,
International Markets

* Mr. Basilio stepped down as Global Chief Financial Officer and Andre Maciel became Executive Vice President and Global Chief Financial Officer effective March 2, 2022.

2022 Company Performance

Financial Highlights

In 2022, we delivered strong results, driven by our ambition to better serve our customers and consumers and lead the future of food. We entered the final stage of our multi-year transformation, to accelerate profitable growth, and continued to choose greatness as we navigated a difficult environment of ongoing inflation and supply chain disruptions. For fiscal year 2022, we reported:

SALES		INCOME		CASH FLOW	
NET SALES	**ORGANIC NET SALES***	**NET INCOME**	**ADJUSTED EBITDA***	**NET CASH PROVIDED BY OPERATING ACTIVITIES**	**FREE CASH FLOW***
$26.5B	**$26.2B**	**$2.4B**	**$6.0B**	**$2.5B**	**$1.6B**
↑ 1.7% year-over-year increase	↑ 9.8% year-over-year increase	↑ 131.3% year-over-year increase	↓ 5.8% year-over-year decrease	↓ 54.0% year-over-year decrease	↓ 65.2% year-over-year decrease

ZONE PERFORMANCE

NET SALES
($ in millions)



- ■ North America
- ■ International

SEGMENT ADJUSTED EBIDTA
($ in millions)



- ■ North America
- ■ International

* *Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*

Business Highlights

We are now several years into our transformation and continuing to advance our strategic plan, including modernizing our marketing and elevating our portfolio. We are striving to provide consumers with solutions that they value. And we continue to set our sights on unlocking efficiencies and reinvesting in the business, both of which make us stronger and help position us well for whatever challenges come our way. In 2022, we:

IMPROVED OUR AGILITY	✓ Continued to execute business investments in our strategic plan
	✓ Rolled out 28 dedicated multi-disciplinary teams, which we call agile pods, to tackle our most important strategic initiatives
	✓ Introduced ONE Innovation Engine to develop superior products, incorporating real-time feedback from consumers, and bring them to market more quickly than before
STRENGTHENED OUR ICONIC BRANDS	✓ Launched *Kraft-O-Matic*, our in-house proprietary data science model that analyzes consumer behavior across brands and allows us to shape marketing strategy to maximize impact
	✓ Leveraged our internal agency, *The Kitchen*, to strengthen relationships with consumers by generating individualized content at scale and driving earned media
	✓ Renovated iconic brands such as *Lunchables* and *Capri Sun*, while furthering our nutrition agenda
OPTIMIZED PRODUCT PORTFOLIO	✓ Closed acquisitions and investments aimed at building our global Taste Elevation platform
	✓ Formed a joint venture with TheNotCompany, Inc. to develop and launch superior plant-based products leveraging their cutting-edge artificial intelligence technology and our brands and scale
	✓ Executed a SKU rationalization program to create efficiencies and increase portfolio profitability
IMPROVED FINANCIAL FLEXIBILITY	✓ Had Net Leverage* of 3.2x for the 12-months ended December 31, 2022, upgraded to investment grade credit status, and received an upgrade in our long-term debt credit rating by Fitch from BBB- to BBB
	✓ Secured 100% fixed debt with approximately 14-year maturity, reducing exposure to volatile interest rates, as of December 31, 2022
	✓ Generated gross efficiencies of approximately $450M



ADVANCED STRATEGIC TRANSFORMATION FOR THE LONG-TERM

✓ Brought in talent to fill in the gap for critical skill sets and improved employee engagement versus 2021

✓ Collaborated with retailers to help us co-develop better digital solutions such as demand planning and inventory management

✓ Laid foundations for a tech eco-system to create end-to-end capabilities with leading tech companies that accelerate solutions, capture efficiencies, and create a significant competitive advantage

* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

2022 Performance and NEO Compensation

2022 was a culmination of the initial phases of our transformation journey to reset our foundation and deploy our new operating model to accelerate profitable growth through operational performance and individual performance by our employees, including our NEOs. These collaborative and focused efforts have led to our strong financial results for 2022. In line with our pay-for-performance strategy and culture of ownership and meritocracy, the compensation delivered to our NEOs for 2022 reflects the design of our compensation package, the ambitious goal setting in our incentive plans, and the achieved performance for the year.

- Performance Bonus Plan (cash bonus) payouts to our NEOs for our 2022 fiscal year averaged 85% of target.
- The second tranche of the performance conditions for the PSUs granted on June 1, 2020 were certified in 2022 at 100% achievement.

Compensation Structure and Goals

Best Practices

 **What We Do**

✓ Significant **alignment between pay and performance**

✓ Base pay **increases on merit and market alignment**

✓ Rigorous **stock ownership requirements** to align executives' interests with stockholders

✓ Maintain a robust **clawback policy**

✓ Use **double-trigger change in control** provisions

✓ Compensation Committee engages an **independent compensation consultant**, who performs no other work for the Company, to advise on executive compensation matters

✓ Retain independent consultant to perform **risk assessment** of executive and broad-based annual compensation programs

✓ Proactive year-round **engagement with stockholders** on executive compensation

✓ **ESG-related KPIs** for more than 1,500 executives and employees

 **What We Do NOT Do**

✗ **No excessive risk taking** that would threaten the reputation or sustainability of Kraft Heinz

✗ **No excise tax gross ups**

✗ **No guaranteed** salary increases or bonuses

✗ **No single-trigger** change in control provisions

✗ **No hedging** transactions, short-selling, or transacting in puts, calls, or other derivatives on Kraft Heinz securities

✗ **No pledging** or holding Kraft Heinz securities in a margin account as collateral for a loan

✗ **No non-qualified deferred compensation** programs for executives

✗ **No enhanced benefit programs** for executives

Total Rewards Philosophy and Core Principles

Our Total Rewards philosophy is designed to provide a meaningful and flexible spectrum of programs that support our diverse workforce and their families. Our plans are designed to be market competitive and data-driven to preserve our high-performance and results oriented culture. The elements of our compensation programs in particular, complement our strategy and Values and enable us to attract and engage highly-skilled and performance-oriented talent.

Our core principles are:

PAY FOR PERFORMANCE	✓	Approximately two-thirds of our executive compensation is at-risk and performance-based with metrics aligned to our long-term growth strategy. Kraft Heinz performance is evaluated by:
	1	Our performance, including results against short- and long-term growth targets
	2	Total return to our stockholders relative to our peers
ALIGN WITH STOCKHOLDER INTERESTS	✓	Our compensation programs are designed to align our executives' interests with those of our stockholders.
	✓	Approximately two-thirds of our executive compensation is tied to Kraft Heinz performance.
	✓	Our stock ownership guidelines strengthen alignment of our executive officers' interests with those of our stockholders.
DRIVE LONG-TERM PROFITABLE GROWTH	✓	We are driven by our Values *We dare to do better every day*, *We own it*, and *We champion great people*.
	✓	We reward and invest in attracting, engaging, and retaining world-class talent with the highest potential to drive sustainable, long-term growth and profitability.
RECOGNIZE INDIVIDUAL PERFORMANCE	✓	Individual performance consistent with our Values and leadership principles is also taken into consideration.
	✓	We recognize and reward demonstrated skills while supporting continued development.
	✓	We see non-financial performance metrics, such as our ESG targets, as critical to the long-term success of our business and reflective of our external responsibility as global leaders, and we believe they add value for our stockholders and other stakeholders.

Program Goals and Pay for Performance

Our compensation program has been designed to accomplish the following overall goals:



Reward financial and operational performance

Place a significant portion of compensation at risk based on achievement of performance goals

Align the interests of the NEOs with those of our stockholders

Attract, engage, and incentivize highly skilled and performance-oriented talent

We believe compensation for our executives should be tied to the success of Kraft Heinz to align executives' interests with the long-term interests of our stockholders. Accordingly, a majority of our NEO compensation is designed to be "at risk" and dependent on achieving quantitative performance goals over both short- and long-term periods. The following charts show the compensation mix for our Chief Executive Officer ("CEO") and other NEOs, including base salary, annual incentive compensation under the Performance Bonus Plan, and the grant date fair value of equity awards, for 2022.



CEO(1)

Base Salary
7%
Performance Bonus Plan at Target
21%
PSUs
45%
RSUs
27%
66%
Performance-Based and/or at Risk

Other NEOs(2)

RSUs
28%
Base Salary
12%
Performance Bonus Plan at Target
23%
Option Awards
<1%
PSUs
37%
60%
Performance-Based and/or at Risk

(1) Equity award values for Mr. Patricio reflect the pro-rata 2022 value of his sign-on new hire awards granted in August 2019 and annualized over the vesting period of each award (three or four years).

(2) Equity award values for Mr. Abrams-Rivera reflect the pro-rata 2022 value of his sign-on new hire awards granted in March 2020 and annualized over four years.

Role of Peer Groups

We continuously review and assess our compensation programs to create alignment with our strategies and philosophy. We believe it is important to understand the compensation programs and practices of companies with which we compete for talent, consumers, and investors. The Compensation Committee uses two peer groups: the compensation peer group is used to benchmark executive compensation and compensation design, and the performance peer group is used to measure our relative performance for calculating PSU payouts.

COMPENSATION PEER GROUP

The Compensation Committee, in consultation with the compensation consultant, reviews compensation data from the following compensation peer group of companies as a reference point in evaluating compensation for our NEOs, including our CEO, and benchmarking compensation plan designs. In addition, the Compensation Committee considers individual responsibilities and performance, leadership, years of experience, Kraft Heinz performance, and long-term growth potential in making executive compensation decisions.

- Archer-Daniels-Midland Company
- Campbell Soup Company
- Colgate-Palmolive Company
- Conagra Brands, Inc.
- General Mills, Inc.
- Hormel Foods Corporation
- Kellogg Company
- Kimberly-Clark Corporation
- Mondelēz International, Inc.
- PepsiCo, Inc.
- The Coca-Cola Company
- The Procter & Gamble Company
- Tyson Foods, Inc.

Additions effective for 2023:

- Keurig Dr Pepper Inc.
- The Hershey Company
- The J. M. Smucker Company
- McCormick & Company, Incorporated

The compensation peer group is based on publicly traded, U.S.-based organizations in the Consumer Staples Industry (under the Global Industry Classification Standard (GICS)) with revenue of approximately half to double Kraft Heinz's net sales. We consider the organizations in this industry to be peers in competition for talent, consumers, and investors. We routinely review the selection criteria and companies in the compensation peer group. For 2022, the Compensation Committee confirmed all companies met the criteria for selection and did not make any changes to the compensation

peer group. For 2023, the Compensation Committee approved changes to the compensation peer group to add Keurig Dr Pepper Inc, The Hershey Company, The J. M. Smucker Company, and McCormick & Company, Incorporated.

PERFORMANCE PEER GROUP

We established the following performance peer group in 2021 with the introduction of our total shareholder return (TSR) performance metric to compare our long-term incentive compensation to the delivery of results relative to the following peers, which we consider our performance peer group.

- Campbell Soup Company
- Conagra Brands, Inc.
- General Mills, Inc.
- Hormel Foods Corporation

- The J. M. Smucker Company
- Kellogg Company
- Mondelēz International, Inc.
- PepsiCo, Inc.

- The Coca-Cola Company
- Tyson Foods, Inc.

Additions effective for 2023:
- Keurig Dr Pepper Inc.
- The Hershey Company
- McCormick & Company, Incorporated

We selected a subset of 13 Fast-moving Consumer Goods (FMCG) and Consumer Goods (CG) peers from our compensation peer group for the performance peer group. We view these companies, in particular, to be impacted by similar external and market factors and to similar degrees as Kraft Heinz. We believe measuring our results relative to this performance peer group supports our pay-for-performance philosophy and aligns with stockholder interests. We will review the selection criteria and companies in the performance peer group regularly. For 2022, the Compensation Committee confirmed all companies met the original criteria for selection and did not make any changes to the performance peer group. For 2023, the Compensation Committee approved changes to the performance peer group to add Keurig Dr Pepper Inc, The Hershey Company, and McCormick & Company, Incorporated.

Oversight and 2022 Compensation Decisions

The Compensation Committee oversees our executive compensation program and plans to align them with our strategy, goals, and stockholder interests. In making 2022 compensation decisions, the Compensation Committee considered a number of factors, including:

1	2	3	4	5
Compensation programs at peer companies	Kraft Heinz's performance over the last three years	Our financial plan for 2020 to 2024, as part of our growth strategy and long-term outlook	Payouts from our historical compensation programs	Methods of aligning executive compensation with stockholder returns

Taking into account these factors, we took the following actions for our 2022 fiscal year:

- reassessed annual Performance Bonus Plan ("PBP") financial targets to provide an ambitious, yet achievable, plan that aligns with Kraft Heinz's and stockholders' interests

- aligned performance targets for 2022 performance-based equity grants with Kraft Heinz's total rewards philosophy, long-term strategy, and operating goals

2022 Executive Compensation Program

How Kraft Heinz Determines Compensation

We believe that our compensation programs should preserve our culture of pay for performance through ownership, ambition, and meritocracy.

Our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)), with a view toward linking a significant portion of each NEO's compensation to their individual performance and Kraft Heinz's performance. Our compensation elements are designed to work together to recognize above median performance, continue to drive value creation, and align our employees' interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected / actual achieved performance relative to our peers. In line with our pay-for-performance philosophy, we generally do not offer enhanced benefits or significant perquisites to our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and actual total compensation is in line with peer practice. Total cash and total compensation are designed to reflect above market median achievement only when relative performance is achieved, aligning with our performance-based pay philosophy.

Our Performance Bonus Plan (PBP) financial measure maximum opportunity is limited to 120% of target and our PSU maximum opportunity is limited to 150% of target. Our maximum payout opportunity is designed to be below market practice (which market practice generally provides for payout up to 200% of target), and to take into consideration the ambitious targets set for the plans.

Our voluntary, annual bonus investment plan ("Bonus Investment Plan"), previously known as the Bonus Swap Program, plays an important role in aligning our employees' goals with our stockholders, employee retention, and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. Since the investment opportunity is tied to the PBP achievement, it also provides the opportunity for top quartile total compensation when top quartile relative performance is achieved.

Elements and Objectives at a Glance

For 2022, the primary elements and objectives of our compensation program for our executive officers, including our NEOs, are:

		Element	Performance Metric	Description	Strategy Alignment
FIXED	SHORT-TERM	Base Salary	—	Ongoing base cash compensation based on the executive officer's role and responsibilities, individual job performance, experience, and market.	✔ Recruitment and retention ✔ Market competitive
		Benefits and Perquisites	—	Limited types of non-wage compensation provided in addition to base salary, short-term incentives, and long-term incentives.	✔ Market competitive
VARIABLE		Performance Bonus Plan (PBP)	PBP EBITDA (100%) 🔴	Annual cash incentive with actual cash payouts linked to achievement of key annual Kraft Heinz performance targets and individual performance targets, with equity investment opportunity under our Bonus Investment Plan.	✔ Drive top-tier performance ✔ Incentivize and reward performance ✔ With Bonus Investment Plan, tie short-term compensation with our long-term strategy and stockholders' interests
	LONG-TERM	PSUs	Three-year relative TSR (100%) 🔴	Linked to achievement of long-term profitability goals, vest subject to continued employment and the achievement of the performance metric (relative TSR), and may be awarded through an annual award or performance award.	✔ Recruitment and retention ✔ Drive top-tier performance ✔ Align with stockholders' interests ✔ Long-term value creation ✔ Incentivize achievement of specific performance goals and long-term strategy ✔ Drive long-term profitable growth
		RSUs	—	Vest based upon continued employment and may be awarded through an annual award, performance award, or under our Bonus Investment Plan as Matching RSUs.	✔ Recruitment and retention ✔ Drive top-tier performance ✔ Align with stockholders' interests ✔ Long-term value creation
		Stock Options	We view stock options to be performance-based as their value is tied to Kraft Heinz performance and our stock price.	Generally vest in full after three years based on continued employment and may be awarded through an annual award or performance award.	✔ Recruitment and retention ✔ Drive top-tier performance ✔ Align with stockholders' interests ✔ Link realized value entirely to stock appreciation ✔ Drive long-term profitable growth

The Compensation Committee reviews the elements of our compensation program for our NEOs on an annual basis and generally makes changes effective January 1. As part of its review, the Compensation Committee considers market benchmark data, peer practice, scope and responsibility of the NEO's role, and individual performance.

Notable Changes for 2023

We believe the strong link between pay and individual and Company performance is consistent with our strategy and culture of meritocracy and an important part of Kraft Heinz's long-term success and driving value for our stockholders. Our long-term incentive plans reflect our commitment to our compensation program objectives and provide opportunities for our employees to build greater long-term wealth that can grow as our Company grows.

At our 2022 Annual Meeting of Stockholders, the compensation of our NEOs was approved by approximately 71% of the votes cast. Based on input from and discussions with our stockholders, we believe our stockholders support our overall compensation strategy but desire greater transparency in the disclosure about our program and enhancements to certain features of the program.

In response to stockholder feedback, effective in 2023, the Compensation Committee approved changes to our compensation programs, taking into consideration feedback received through stockholder engagement, market practices, and alignment with our company culture and long-term strategy. These changes include:

 **Increased percentage of PSUs**

✓ Changed annual equity award mix to 70% PSUs and 30% RSUs

 **Lengthened vesting periods**

✓ Changed to 75% on the third anniversary and 25% on the fourth anniversary from 100% vesting on third anniversary for annual awards

 **Added Company-specific financial metrics to PSUs**

✓ Added three-year Organic Net Sales compound annual growth rate (CAGR) (30%) and three-year cumulative Free Cash Flow (30%) as performance metrics, in addition to three-year average annual TSR (40%), to align with our long-term growth targets

 **Introduced negative TSR cap**

✓ Capped TSR at target in the event the Company has a negative TSR at the end of the 3-year performance period

 **Aligned CEO compensation**

✓ Aligned CEO compensation structure with our other NEOs and improved relative position to peers, including awarding our CEO annual equity awards consistent with our other NEOs and offering the same bonus investment opportunity (35%, changed from 25% or 50% in prior years)

For additional information on these changes and our stockholder engagement program, see *Corporate Governance and Board Matters—Stockholder Engagement* beginning on page 43. For additional information on other changes to our compensation program for 2023, see *Compensation Discussion and Analysis—2023 Executive Compensation Changes* beginning on page 80.

CEO Compensation

For 2022, there were no changes to Mr. Patricio's compensation package from 2019. Mr. Patricio's compensation remained heavily weighted toward performance-based elements, reflecting the Compensation Committee's belief that the majority of Mr. Patricio's compensation should be at risk and tied to his individual performance and Kraft Heinz's performance. For 2022, Mr. Patricio's base salary remained $1,000,000 and his bonus target award opportunity remained at 300% of his base salary with a maximum opportunity limited to 120% of target achievement of the financial measure.

In light of Mr. Patricio's personal commitment and as an additional material inducement to his agreement to be employed by Kraft Heinz, in August 2019, Mr. Patricio received three one-time equity compensation awards. For additional information regarding Mr. Patricio's personal commitment and these awards, see the Compensation Discussion and Analysis section of our 2019 proxy statement. Mr. Patricio was not eligible to receive additional equity awards until

2023, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan. For additional information regarding our Bonus Investment Plan, see below under *Bonus Investment Plan* beginning on page 75.

Effective in 2023, the Compensation Committee approved the changes for Mr. Patricio's compensation package and structure as detailed under *2023 Executive Compensation Changes* beginning on page 80.

Base Salary

Base salary is the principal "fixed" element of our executive compensation. The Compensation Committee believes that it is important that each NEO receives a market-competitive base salary that provides an appropriate balance between fixed and "at risk" compensation. The initial base salary of each NEO is established in connection with their hiring. In establishing base salaries, we review and consider market-based survey and peer proxy data for informational purposes and generally target market median.

The Compensation Committee has sole responsibility for the review of Mr. Patricio's compensation. Mr. Patricio has primary responsibility for the review of the compensation of his direct reports, including the other NEOs, and provides salary recommendations to the Compensation Committee.

2022 BASE SALARY CHANGES

Effective March 1, 2022, Mr. Basilio stepped down as Global Chief Financial Officer and transitioned into a Strategic Advisor role through August 31, 2022, for which he received no additional compensation. On the same date, Mr. Maciel was promoted to Executive Vice President and Global Chief Financial Officer. In connection with his promotion, Mr. Maciel's annual base salary was increased from $500,000 to $650,000.

In connection with the Compensation Committee's annual compensation review process, in December 2021, the Committee approved an increase in Ms. La Lande's annual base salary from $650,000 to $700,000 effective December 27, 2021, the first business day of our 2022 fiscal year. In making its decision to increase Ms. La Lande's base salary, the Compensation Committee assessed Ms. La Lande's performance and her duties as Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer and considered related market data. No other base salary changes for our NEOs were made for 2022.

The annualized base salary for each NEO as of December 31 was:

NEO	2021 Base Salary ($)	2022 Base Salary ($)
Mr. Patricio	1,000,000	1,000,000
Mr. Maciel	500,000	650,000
Mr. Basilio	750,000	—[a]
Mr. Abrams-Rivera	800,000	800,000
Ms. La Lande	650,000	700,000
Mr. Oliveira	790,411[b]	678,824[b]

(a)   Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He did not receive compensation for this role.

(b)   Mr. Oliveira is located in the U.K. and paid in British pounds (£). The amount shown is expressed in U.S. dollars using an exchange rate, which is the 12-month average exchange rate for the calendar year rounded to the nearest £0.01. The exchange rates used are $1 to £0.73 for 2021 and $1 to £0.85 for 2022.

We believe that the base salary review process serves our pay-for-performance philosophy, because base pay increases are not provided to all NEOs on an annual basis. Increases are performance-based and dependent on the NEO's success and achievement in their role or for market parity. For additional information regarding target annual incentive awards, see below under *Annual Cash-Based Performance Bonus Plan (PBP)—Target Award Opportunity* on page 71.

Annual Cash-Based Performance Bonus Plan (PBP)

The PBP is designed to motivate and reward employees who contribute positively toward our near-term business strategy and achieve their annual individual performance objectives. The formula for determining a PBP participant's annual bonus payout is:



BASE SALARY FOR PBP PAYOUT x **TARGET AWARD OPPORTUNITY** x **COMPANY FINANCIAL MULTIPLIER** x **INDIVIDUAL PERFORMANCE SCORE** = **PBP PAYOUT EARNED**

BASE SALARY

For purposes of PBP payout, we calculate base salary by averaging an employee's annual salary as of the 15th day of each month. For any new hires or changes in salary during the fiscal year, we prorate the base salary amount based upon the duration of the individual's service or timing of changes. For additional information regarding our NEOs' base salaries, see above under *Base Salary* beginning on page 70.

TARGET AWARD OPPORTUNITY

We establish a target award opportunity for each NEO prior to the beginning of each year, or upon their hire or establishment of increased responsibilities or changes in role, set as a percentage of the NEO's annual base salary. When establishing the target award opportunity, we consider the overall design of the PBP plan, including the ambitious nature of the performance targets set versus the strategic plan and the maximum payout opportunity available under the plan, and the balance of the compensation components in the NEO's total compensation.

2022 Target Award Opportunity Changes

In connection with Mr. Maciel's promotion to Executive Vice President and Global Chief Financial Officer on March 2, 2022, his annual PBP target award opportunity was increased from 150% to 175%.

In connection with the Compensation Committee's annual compensation review process, in December 2021, the Committee approved an increase in Mr. Abrams-Rivera's PBP target award opportunity from 200% to 225%, effective December 27, 2021, the first business day of our 2022 fiscal year. In making its decision to increase Mr. Abrams-Rivera's PBP target award opportunity, the Compensation Committee assessed Mr. Abrams-Rivera's performance and his increase in duties as Executive Vice President and President, North America and considered related market data. No other PBP target award opportunities for our NEOs were made for 2022.

The target award opportunity for each of our NEOs as of December 31 was:

NEO	2021 Target Award Opportunity	2022 Target Award Opportunity
Mr. Patricio	300%	300%
Mr. Maciel	150%	175%
Mr. Basilio	250%	—(a)
Mr. Abrams-Rivera	200%	225%
Ms. La Lande	150%	150%
Mr. Oliveira	225%	225%

(a) Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He was not eligible for the 2022 PBP.

COMPANY FINANCIAL MULTIPLIER

The financial multiplier is a percentage multiplier based upon achievement of the threshold, target, or maximum level of the applicable global, zone, or business unit financial performance metric for each executive, including our NEOs. For our 2022 fiscal year, the Compensation Committee chose a single metric, PBP EBITDA, for our global financial performance as well as each zone and business unit. In establishing our 2022 Annual Operating Plan ("AOP"), the Compensation Committee considered uncertainties relating to supply chain constraints, economic indicators, and the COVID-19 pandemic and their potential positive and negative impacts on our industry and business. The financial performance multiplier ranges from 50% at threshold, to 100% at target, and 120% at maximum based on achievement against the established financial performance targets. Our maximum payout opportunity of 120% is designed to be below market practice (which market practice generally provides for payout up to 200% of target).

We believe that PBP EBITDA reflects key aspects of our performance, including revenue growth, expense control, and efficient use of capital, while maintaining simplicity in the design and execution of our annual cash-based performance bonus plan. The Compensation Committee believes PBP EBITDA appropriately reflects our focus on successful management of our core operations—growing our business and driving sustained increases in profit—in turn, aligning the interests of our NEOs with those of our stockholders. PBP EBITDA is defined below under *Financial Measure* on page 73.

Global Performance: Patricio, Maciel, La Lande

For employees evaluated based upon our global performance, which includes Mr. Patricio, Mr. Maciel, and Ms. La Lande, the 2022 financial multiplier was calculated based upon our global PBP EBITDA.

	Global PBP EBITDA ($ millions)	Financial Multiplier (%)
Threshold	5,468	50
Target	6,075	100
Maximum	6,209	120
Achieved	**6,031**	**96.4**

Based on performance achieved against targets, the Compensation Committee approved a financial multiplier with respect to global performance of 96.4% for 2022.

North America Zone Performance: Abrams-Rivera

For employees evaluated based upon our North America Zone performance, which includes Mr. Abrams-Rivera, the total 2022 financial multiplier was calculated based upon a weighted average of 30% of the global PBP EBITDA financial multiplier (as provided above) and 70% of the North America Zone PBP EBITDA financial multiplier.

	North America Zone PBP EBITDA ($ millions)	Financial Multiplier (%)
Threshold	4,876	50
Target	5,336	100
Maximum	5,431	120
Achieved	**5,303**	**96.4**

Based on performance achieved against targets, the Compensation Committee approved a financial multiplier with respect to North America Zone performance of 96.4% for 2022, for a total weighted average financial multiplier of 96.4%.

International Zone Performance: Oliveira

For employees evaluated based upon our International Zone performance, which includes Mr. Oliveira, the total 2022 financial multiplier was calculated based upon a weighted average of 30% of the global PBP EBITDA financial multiplier (as provided above) and 70% of the International Zone PBP EBITDA financial multiplier.

	International Zone PBP EBITDA (in $ millions)	Financial Multiplier (%)
Threshold	898	50
Target	1,045	100
Maximum	1,094	120
Achieved	**1,034**	**96.1**

Based on performance achieved against targets, the Compensation Committee approved a financial multiplier with respect to International Zone performance of 96.0% for 2022, for a total weighted average financial multiplier of 96.1%.

FINANCIAL MEASURE

PBP EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, we exclude, when they occur, the impacts of foreign currency fluctuations by maintaining the exchange rates established in our AOP, restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, equity award compensation expense (excluding restructuring activities), higher or lower incentive compensation compared with what we established in our AOP, the impacts of divestiture-related license income (e.g., income related to the sale of licenses in connection with the sale of certain assets in our global cheese business), certain non-ordinary course legal and regulatory matters, and, due to the highly inflationary environment, the impacts of our Venezuelan and Turkish subsidiaries. We may adjust the threshold, target, and maximum metrics to incorporate the impact of acquisitions and divestitures. We did not adjust the threshold, target, and maximum for 2022.

INDIVIDUAL PERFORMANCE SCORE

The foundation of each employee's individual performance score is our Management by Objectives ("MBO") process. At the beginning of each year, the Compensation Committee establishes a series of individual performance goals, or MBOs, that are based upon our corporate strategy, which are then cascaded throughout the organization. First, the Compensation Committee establishes MBOs for our CEO. Then, in consultation with the Compensation Committee, the CEO establishes corresponding MBOs for each of his direct reports, including the NEOs, which are further cascaded down throughout the organization. This cascading process enables us to drive initiatives by aligning individual employee goals throughout the organization.

Each NEO has an MBO comprised of multiple goals or objectives. For each goal, there are one or more Key Performance Indicators ("KPIs"), which are the quantitative or qualitative metrics used to track achievement of the goal. The individual performance multiplier ranges from 10% at threshold, to 100% at target, and 110% at maximum based on the level of achievement against the established individual performance targets.

For 2022, the MBO goals for each of the NEOs and the overall performance ascribed by the Compensation Committee for each NEO based on their performance were:

NEO	MBO Goals	Key Performance Indicators ("KPIs")	Weight (%)	Individual Performance Score
Mr. Patricio	• **Deliver Kraft Heinz Financial Results**	○ Achievement in global Organic Net Sales	25	**85%**
		○ Achievement in global market share	15	
	• **Deliver New Projects to Improve the Business**	○ Progress on digital revolution	15	
		○ Progress on global portfolio transformation	15	
		○ Progress on global ESG goals	15	
	• **Attract and Retain Kraft Heinz Talent**	○ Improvement in global engagement score and reduction in global turnover	15	

NEO	MBO Goals	Key Performance Indicators ("KPIs")	Weight (%)	Individual Performance Score
Mr. Maciel	• Deliver Kraft Heinz Financial Results	○ Achievement in global cash conversion	20	89%
		○ Achievement in global PBP adjusted net income	20	
	• Increase Kraft Heinz's Financial Efficiency	○ Progress on portfolio and capital structure objectives	25	
		○ Progress on finance transformation	10	
		○ Achievement of compliance and internal controls objectives	10	
	• Attract and Retain Kraft Heinz Talent	○ Improvement in global finance engagement score and reduction in global finance turnover	15	
Mr. Abrams-Rivera	• Deliver Kraft Heinz North America (NA) Zone Financial Results	○ Achievement in North America Zone Organic Net Sales	20	88%
		○ Achievement in North America Zone market share	15	
		○ Achievement on service levels in case fill rate	10	
	• Deliver New Projects to Improve the Business	○ Progress on North America Zone digital revolution	20	
		○ Progress on North America Zone portfolio transformation	20	
	• Attract and Retain Kraft Heinz Talent	○ Improvement in North America Zone engagement score and reduction in North America Zone turnover	15	
Ms. La Lande	• Deliver Effective and Efficient Legal Services	○ Success on key legal matters	25	90%
	• Protect and Promote the Company and its Brands	○ Progress on global portfolio transformation	25	
		○ Progress on global ESG goals	20	
		○ Achievement of ethics and compliance targets	20	
	• Attract and Retain Kraft Heinz Talent	○ Improvement in global legal engagement score and reduction in global legal turnover	10	
Mr. Oliveira	• Deliver Kraft Heinz International Zone Financial Results	○ Achievement in International Zone Organic Net Sales	25	91%
		○ Progress on annual operating plan for key emerging market countries	25	
		○ Progress on portfolio transformation	15	
		○ Achievement in market share	10	
	• Deliver New Projects to Improve the Business	○ Progress on International Zone ESG goals	10	
	• Attract and Retain Kraft Heinz Talent	○ Improvement in International Zone engagement score and reduction in International Zone turnover	15	

PBP PAYOUT EARNED

In our 2022 fiscal year, the Compensation Committee approved the following PBP payouts earned for each of our NEOs:

Name	Base Salary for PBP Calculation ($)	Target Award Opportunity (%)	Financial Multiplier (%)	Individual Performance Score (%)	PBP Payout Earned ($)
Mr. Patricio	1,000,000	300	96.4	85	2,466,720
Mr. Maciel	650,000	175	96.4	89	921,848
Mr. Basilio[a]	—	—	—	—	—
Mr. Abrams-Rivera	800,000	225	96.4	88	1,530,952
Ms. La Lande	700,000	150	96.4	90	910,602
Mr. Oliveira[b]	678,824	225	96.1	91	1,340,213

(a)   Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He was not eligible for the 2022 PBP.

(b)   Mr. Oliveira's base salary and cash bonus are paid in British pounds (£). The figures in this table reflect the U.S. dollar equivalent of the base salary and PBP payout earned for Mr. Oliveira at the time PBP payout amounts are approved by the Compensation Committee in January 2023 using an exchange rate of $1 to £0.85.

Bonus Investment Plan

As part of our commitment to fostering an ownership mentality and to align employees' interests with stockholders' interests and drive stockholder value, we offer certain employees, including our NEOs, the opportunity to participate in our voluntary, annual Bonus Investment Plan. Our Bonus Investment Plan, previously known as the Bonus Swap Program, plays an important role in aligning our employees' goals with our stockholders, employee retention and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. Since the investment opportunity is tied to the PBP achievement, it also provides the opportunity for top quartile total compensation when top quartile relative performance is achieved.

This unique program is designed to drive performance and aligns with our belief in meritocracy and commitment to offering competitive compensation. Under the plan, eligible employees can invest a portion of their earned annual PBP bonus toward the purchase of shares of Company stock ("Investment Shares"). The Company will then grant a matching contribution in the form of Restricted Stock Units ("Matching RSUs") based on a contribution formula. The Matching RSUs will cliff vest three years from the grant date, subject to the employee's continued employment with Kraft Heinz and the retention of the Investment Shares as described below.

To participate in the plan, eligible employees can elect to invest 35% of their calculated net bonus, which is the employee's PBP payout earned less an amount based on a normalized tax rate (based on country of residence), to purchase Investment Shares. The Matching RSUs are calculated as a multiple based on a level of 35% of the gross PBP payout earned. In 2022, Mr. Patricio could elect an election percentage of 25% or 50%. Mr. Patricio's investment options are grandfathered to historic investment levels based on his offer terms. Mr. Patricio's participation in the plan increases his total investment in Kraft Heinz and reinforces Kraft Heinz's compensation program objectives and philosophy, further aligning Mr. Patricio's interests with those of our stockholders and driving long-term growth.

Effective in 2023, the Compensation Committee approved a change in Mr. Patricio's bonus investment option to align it with that of other employees (35%), as detailed under *2023 Executive Compensation Changes* beginning on page 80.

The number of Investment Shares purchased is calculated as the product of the participant's calculated net bonus and the participant's election percentage, divided by the closing price of our stock on the plan effective date:

$$\frac{\text{CALCULATED NET BONUS} \times \text{35\% (for Mr. Patricio, 25\% or 50\% in 2022)}}{\text{CLOSING STOCK PRICE}} = \text{NUMBER OF INVESTMENT SHARES}$$

The number of Matching RSUs a participant receives is calculated as the product of the participant's gross PBP payout earned, the participant's election percentage, and a multiplier that is associated with the participant's level in the organization, divided by the closing price of our stock on the plan effective date:

$$\frac{\text{PBP PAYOUT EARNED} \times \text{35\% (for Mr. Patricio, 25\% or 50\% in 2022)} \times \text{MULTIPLIER ASSOCIATED WITH LEVEL}}{\text{CLOSING STOCK PRICE}} = \text{NUMBER OF MATCHING RSUs}$$

Matching RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying Matching RSUs.

If a participant sells or otherwise transfers Investment Shares before the related Matching RSUs are vested, he, she, or they will immediately forfeit:

- if 50% or less of the Investment Shares are sold or transferred, an amount of Matching RSUs and accrued DEUs equal to two times the percentage of Investment Shares sold or transferred

- if more than 50% of the Investment Shares are sold or transferred, 100% of the Matching RSUs and accrued DEUs

In 2022, our eligible NEOs participated in the Bonus Investment Plan as follows, based on 2021 PBP payouts earned:

Name	Investment Amount ($)	Investment Shares (#)	Matching RSUs (#)
Mr. Patricio	862,564	22,300	74,332
Mr. Maciel	153,676	3,973	13,241
Mr. Abrams-Rivera	275,634	7,126	23,750
Ms. La Lande	218,813	5,657	18,855
Mr. Oliveira	327,929	8,478	30,828

The Compensation Committee believes that the Bonus Investment Plan as a whole, and the forfeitability of the Matching RSUs, in particular, fosters employee retention and strongly motivates eligible employees to hold Kraft Heinz common stock for the long-term, further emphasizing a long-term view in creating stockholder value.

Annual Equity Awards

Our long-term incentive programs, including annual equity awards and the Bonus Investment Plan, play an important role in our total reward and recognition strategy enabling our pay-for-performance philosophy and our ownership and meritocracy culture. The Compensation Committee believes that PSUs, RSUs, and stock options incentivize long-term performance and provide additional alignment between the NEOs interests and those of our stockholders, while also providing a significant retention incentive, because the underlying value of the awards is tied to our stock price and the performance of the Company.

In March 2022, in order to further retain, engage, and motivate top talent and align the interests of management with those of our stockholders, we issued PSUs, RSUs, and stock options to employees at the Director level and above, including all of our NEOs except Mr. Patricio and Mr. Basilio.

To define the size of the individual annual equity award we take into consideration individual performance, market data, and the baseline equity award, which is determined by the NEOs job level and their annual base salary. We also take into consideration the Bonus Investment Plan Matching RSU opportunity, assuming that the NEO will elect to participate in the program.

In 2022, the baseline equity award was granted using a mix of 40% PSUs, 40% RSUs, and 20% stock options, and will cliff vest on the third anniversary of the grant date.

The complementary element within the annual equity award, the performance award, was granted using a mix of 60% PSUs and 40% RSUs. The PSUs and RSUs will vest 75% on the third anniversary of the grant date and 25% on the fourth anniversary of the grant date.

In general, the cumulative mix of the annual equity award for our NEOs is 52% PSUs, 40% RSUs, and 8% stock options.

RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying RSUs.

The number of PSUs that will vest will be based on achievement of a relative TSR target over a three-year performance period from January 1, 2022 through December 31, 2024. The Company will compare achieved TSR over that period versus the 10 companies identified in the 2022 performance peer group using the below calculation. Beginning TSR price is the average closing stock price for the 30 calendar days from the start of the performance period. Ending TSR price is the average closing stock price for the last 30 calendar days ending on the measurement date.



The achieved performance and the number of PSUs earned is based upon the Company's relative rank among the peer companies at the end of the performance period and is not subject to interpolation within or between quartiles. Based on achievement against the established performance target, recipients are eligible to receive 50% of the granted PSUs at threshold, 100% of the granted PSUs at target, and 150% of the granted PSUs at maximum. Our maximum performance opportunity of 150% is designed to be below market practice (which market practice generally provides for payout up to 200% of target) in recognition of the notional values of the PSU award and the ambitious target set above market median.

Relative Rank	Top Quartile	Third Quartile	Second Quartile	Bottom Quartile
Percent of Granted PSUs Earned	150%	100%	50%	0%

We established the following performance peer group in 2021 with the introduction of our TSR performance metric to compare our long-term incentive compensation to the delivery of results relative to the following peers, which we consider our performance peer group.

- Campbell Soup Company
- Conagra Brands, Inc.
- General Mills, Inc.
- Hormel Foods Corporation

- The J. M. Smucker Company
- Kellogg Company
- Mondelēz International, Inc.
- PepsiCo, Inc.

- The Coca-Cola Company
- Tyson Foods, Inc.

Additions effective for 2023:
- Keurig Dr Pepper Inc.
- The Hershey Company
- McCormick & Company, Incorporated

Name	PSU Award Target ($)	RSU Award ($)	Stock Option Award (notional) ($)	Total Annual Award Target ($)
Mr. Patricio	—	—	—	—
Mr. Maciel	1,400,000	1,000,000	100,000	2,500,000
Mr. Basilio	—	—	—	—
Mr. Abrams-Rivera	2,800,000	2,000,000	200,000	5,000,000
Ms. La Lande	1,780,000	1,280,000	140,000	3,200,000
Mr. Oliveira	1,892,000	1,392,000	196,000	3,480.000

Additional information about the annual equity award is provided in *Executive Compensation Tables—Grants of Plan-Based Awards* on page 87 and *Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year End* beginning on page 89.

PSU Performance

2020 PSU Performance Conditions Certified

The second performance period for the PSUs granted on June 1, 2020 (the "2020 PSUs") ended with achievement of 100% as follows:

Portion of Award	Performance Period	Performance Indicator	Target	Actual	Achievement Score By Indicator	Total
50%	July 2021 to June 2022	80% PBP EBITDA	$5.878 billion	$5.915 billion	100%	100%
	July 2021 to June 2022	20% cash conversion	70.0%	73.8%	100%	

In December 2020, the Compensation Committee established a performance indicator of 80% PBP EBITDA and 20% cash conversion for the second performance period of July 2021 to June 2022 for 50% of the 2020 PSUs.

As described in our 2022 Proxy Statement, the Compensation Committee established threshold, target, and maximum achievement levels that accounted for variations in industry consumption year over year in the United States, Canada, and United Kingdom related to the COVID-19 pandemic and the impact of divestitures, including the sale of certain assets in our global nuts business and global cheese businesses in 2021. For the second performance period under the 2020 PSUs, the PBP EBITDA target of $5.878 billion reflects an adjustment for the impact of divestitures in our 2021 and 2022 fiscal years and an increase based upon industry consumption levels in our 2021 fiscal year.

In August 2022, the Compensation Committee certified that the performance conditions of the 2020 PSUs had been met at 100% for the second performance period. The 2020 PSUs earned from the second performance period vest 50% on June 1, 2023 and 50% on June 1, 2024, subject to continued service through the applicable dates.

2021 and 2022 PSU Performance Status

As described under *Compensation Discussion and Analysis—2022 Executive Compensation Program—Annual Equity Awards* beginning on page 77, the number of PSUs earned under the grants made on March 1, 2021 and March 1, 2022 will be based on achievement of a relative TSR target over a three-year performance period. The Company will compare achieved TSR over the applicable performance period versus the 10 companies identified in the performance peer group. The level of performance for each award using the average stock price for the thirty days of the beginning of the applicable performance period and the average stock price for the thirty days ending on December, 31, 2022 was:

Relative Rank Percent of Granted PSUs Earned	Top Quartile 150%	Third Quartile 100%	Second Quartile 50%	Bottom Quartile 0%
2021 PSUs **Performance Period:** **January 2021 – December 2023**		60th		
2022 PSUs **Performance Period:** **January 2022 – December 2024**		50th		

2023 Executive Compensation Changes

2023 Compensation Program Changes in Response to Stockholder Feedback

Effective for 2023, the Compensation Committee approved the following changes to our compensation program in response to stockholder feedback:

Feedback Received ➔ Action Taken

Evaluate the weight of performance-based equity in equity mix ➔ Increased percentage of PSUs

Changed annual equity award mix to 70% PSUs and 30% RSUs
- o Further enhancing the weight of performance-based equity in our award mix following increases made for 2021, which increased our award mix from 100% RSUs (for annual award) and 50% PSUs and 50% RSUs (for performance award)

Lengthen vesting periods for annual equity awards ➔ Lengthened vesting periods

Changed to 75% on the third anniversary and 25% on the fourth anniversary from 100% vesting on third anniversary for annual awards
- o Further enhancing the vesting provisions of our annual equity awards following changes made for 2021, which lengthened vesting periods from 50% on the second anniversary and 50% on the third anniversary for annual awards

Consider Company-specific metric in addition to TSR ➔ Added Company-specific financial metrics to PSUs

Added three-year Organic Net Sales compound annual growth rate (CAGR) (30%) and three-year cumulative Free Cash Flow (30%) as performance metrics, in addition to three-year average annual TSR (40%), to align with our long-term growth targets
- o Further enhancing the performance metrics for our PSUs following changes made for 2021, which replaced PBP EBITDA and cash conversion metrics with TSR

Consider negative TSR for PSU awards ➔ Introduced negative TSR cap

Capped TSR at target in the event the Company has a negative TSR at the end of the 3-year performance period
- o Further enhancing the TSR metric added to PSU awards for 2021

Consider aligning CEO pay structure with other NEOs ➔ Aligned CEO compensation structure

Aligned CEO compensation structure with our other NEOs and improved relative position to peers, including awarding our CEO annual equity awards consistent with our other NEOs and offering same bonus investment opportunity (35%, changed from 25% or 50% in prior years)

2023 Compensation Changes for the CEO

The Compensation Committee, in consultation with the compensation consultant, completed an analysis of Mr. Patricio's total direct compensation package and approved the following changes effective January 1, 2023, the first day of our 2023 fiscal year:

Element	2022	2023
Base Salary	$1,000,000	$1,100,000
PBP Target Award Opportunity	300%	300%
Bonus Investment Plan Match	50% match 2x multiplier	35% match 2x multiplier
Annual Equity Award Target	—[a]	$5,000,000
Total Compensation[b]		**$11,710,000**

(a) Mr. Patricio received new hire equity awards in 2019 and was not eligible to receive additional equity awards, including annual equity awards, until 2023, with the exception of matching RSUs that may be granted to him through his participation in our Bonus Investment Plan.

(b) Total Compensation assumes Mr. Patricio participates in the Bonus Investment Plan.

In making changes to our CEO compensation package, the Compensation Committee also approved a change in Mr. Patricio's bonus investment option to better align his compensation package with other executives. Effective for the 2023 Bonus Investment Plan cycle, based on his fiscal year 2022 PBP payout earned, Mr. Patricio will have the same opportunity as other eligible employees to invest 35% of his calculated net bonus toward the purchase of Investment Shares. Matching RSUs for Mr. Patricio will be calculated using the same multiple as the other NEOs on 35% of the gross PBP payout earned.

2023 Compensation Changes for the Other NEOs

In connection with the Compensation Committee's annual compensation review process, in February 2023, the Committee approved an increase in Mr. Maciel's annual base salary from $650,000 to $725,000 and target award opportunity for the annual cash bonus from 175% to 200%, effective February 19, 2023. In making its decision to increase Mr. Maciel's base salary and PBP target award opportunity, the Compensation Committee assessed Mr. Maciel's performance and his duties as Executive Vice President and Global Chief Financial Officer and considered related market data provided by the Compensation Consultant and management.

No other compensation changes for our NEOs were made for 2023.

Additional 2023 Program Changes

The Compensation Committee also approved the following changes to our compensation programs taking into consideration market practices and alignment with our long-term strategy:

Introduced two financial metrics to MBOs
Introduced two Company-wide financial metrics to MBO goals for our NEOs and employees within the annual Performance Bonus Plan: market share performance and PBP adjusted gross profit margin (other than control functions)   o Designed to simplify MBOs and allow for more collaboration, alignment, efficiency, and the ability to lean into agile ways of working to support the Company's strategic plan and long-term growth.
Increased PSU TSR Target

Increased PSU TSR target from 50th percentile to 60th percentile achievement to realize 100% of target payout
  o Further enhancing the TSR metric added to PSU awards for 2021
  o Further alignment with our ambitious goal setting and pay-for-performance philosophy

Added linear interpolation for PSU performance metrics
Introduced linear interpolation for performance between threshold, target, and maximum achievement levels of the TSR, Organic Net Sales, and Free Cash Flow performance metrics in our PSUs   o Designed to further align our PSU award with market and reduce risk within the plan by providing for a broader performance opportunity.
Added four companies to our compensation peer group
Added Keurig Dr Pepper Inc., The Hershey Company, The J. M. Smucker Company, and McCormick & Company to our compensation peer group for 2023   o Designed to better align compensation peer group size to market and include companies that meet the peer group selection criteria of revenue, talent, consumer, and investors.
Added three companies to our performance peer group
Added Keurig Dr Pepper Inc., The Hershey Company, and McCormick & Company to our performance peer group for 2023   o Designed to better represent our performance peer group with respect to the additional financial performance metrics added to the PSU award.
Updated Name to Bonus Investment Plan
Updated the name of the Bonus Swap Program to Bonus Investment Plan   o Designed to better reflect the intent and opportunity of the program.

Benefits and Perquisites

In addition to base salary, our PBP, and long-term incentive equity grants, we provide certain benefit programs to our NEOs, including retirement plan contributions, health and welfare insurance benefits, and certain other limited perquisite benefits.

We maintain defined contribution retirement plans to allow employees to save for retirement in a tax-efficient manner. Our eligibility guidelines and contribution levels are the same for all employees, including the NEOs. For 2022, none of our NEOs participated in any defined benefit pension plans, non-qualified deferred compensation plans, or supplemental retirement or executive savings plans.

We also provide health and welfare insurance benefits to employees, including our NEOs, which include life, disability, and health insurance benefit plans. The eligibility guidelines and rates for these plans, and our contribution levels, do not favor our NEOs or other members of senior management over our other employees. In general, we do not offer enhanced benefits or significant perquisites to our NEOs. However, from time to time, we provide limited perquisite benefits, which include, for example, limited tax advisory services, immigration benefits, and reimbursement of certain housing and relocation expenses for business reasons.

For additional information regarding perquisite benefits for our NEOs, see *Executive Compensation Tables—Summary Compensation Table* on page 85.

Stock Ownership Guidelines

To strengthen alignment of our NEOs' interests with those of our stockholders, our stock ownership guidelines require our NEOs to hold shares of our common stock in an amount equal to a specified multiple of the NEO's annual base salary, as follows:

Role	Minimum Ownership	Compliance Period
CEO	• • • • • **5x** Base Salary	5 years from appointment to a position subject to the guidelines
Other NEOs	• • • **3x** Base Salary	

NEOs have five years from the date of their appointment to a position subject to the guidelines to meet the stock ownership requirement. All of our current NEOs have met their ownership requirements. RSUs, DEUs accrued on RSUs (including Matching RSUs), stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unearned PSUs and unexercised stock options do not count toward satisfying this ownership requirement. For more details on the stock ownership of our NEOs, see *Beneficial Ownership of Kraft Heinz Stock—Directors and Officers* beginning on page 56.

Change in Control Severance Plan Effective in 2023

Effective January 1, 2023, the Board approved the adoption of The Kraft Heinz Company Change in Control Severance Plan (the "CIC Plan") to better align the Company's benefits plans to be more consistent with peers and market practice.

Under the CIC Plan, executive officers, including the CEO, and certain other senior-level employees who experience a qualifying termination in connection with a change in control, as defined under the CIC Plan, in the three months prior to, or the 24 months following, a change in control will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to two times the sum of annual base salary and target PBP payout for the CEO and one-and-a-half times the sum of annual base salary and target PBP payout for the other executive officers and certain other senior-level employees;

- PBP payout for the current year at target and prorated for service;

- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for our other executive officers and certain other senior-level employees;

- Outplacement services to assist covered employees with their transition to new employment; and

- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan.

Change in control is defined under the CIC Plan as (i) any change in beneficial ownership of more than 50% of the combined voting power of the Company's outstanding stock is acquired by a person or company, directly or indirectly, (ii) as result of a merger or consolidation, (iii) a change in the majority of the Board over a defined period, or (iv) sale or transfer of substantially all assets, or complete liquidation of the company.

In order to receive severance payments and benefits under the CIC Plan, recipients must agree to a non-revocable release of claims, including non-competition and non-solicitation covenants that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

Clawback, Anti-Hedging, and Anti-Pledging Policies

We maintain a clawback policy that applies to our employees (including our NEOs and other executive officers). Under the policy, in certain circumstances, including misconduct, stock options, PSUs, RSUs (including Matching RSUs), payments under the PBP and similar short-term incentive bonus plans, and any proceeds or other benefits an NEO may receive may be subject to forfeiture and/or repayment to us at the discretion of the Compensation Committee or to the extent required by applicable laws or rules. Further, if an NEO receives any amount in excess of what he, she, or they should have received under the terms of any award for any reason (including without limitation by reason of a financial restatement, mistake in calculations, or administrative error), all as determined by the Compensation Committee, then such NEO may be required to promptly repay any such excess amount to us, at the discretion of the Compensation Committee. The Compensation Committee is in the process of evaluating our clawback policy in light of the final clawback rules adopted by the SEC in 2022 and will timely implement appropriate changes to the policy once Nasdaq promulgates its final rules.

Our Insider Trading Policy also limits the timing and types of transactions in Kraft Heinz securities by our employees (including our NEOs and other executive officers). Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities.

Impact of Tax and Accounting Policies

When determining total direct compensation packages, the Compensation Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules and regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Section 162(m) of the Tax Code generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Tax Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year.

Role of Independent Consultant

The Compensation Committee has engaged Meridian Compensation Partners LLC (Meridian) as its independent external compensation consultant. When making compensation decisions, the Compensation Committee considers the guidance and analysis from Meridian. For additional information, see *Board Committees and Membership—Human Capital and Compensation Committee—Compensation Consultant to the Committee* beginning on page 51.

Human Capital and Compensation Committee Report

The Human Capital and Compensation Committee ("Compensation Committee") oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 16, 2023.

HUMAN CAPITAL AND COMPENSATION COMMITTEE

Timothy Kenesey, *Chair*
Diane Gherson
Elio Leoni Sceti
James Park
John C. Pope


HEINZ
BEANZ

Executive Compensation Tables

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total Compensation ($)
Miguel Patricio *Chief Executive Officer*	2022	1,000,000	—	2,875,162	—	2,466,720	—	756,364	7,098,246
	2021	1,000,000	—	3,743,976	—	2,875,193	—	986,430	8,605,599
	2020	1,000,000	—	360,783	—	3,744,000	—	1,035,348	6,140,131
Andre Maciel *Executive Vice President and Global Chief Financial Officer*	2022	621,124	—	3,325,720	16,714	921,848	—	345,449	5,230,855
Paulo Basilio[4] *Former Executive Vice President and Global Chief Financial Officer*	2022	132,692	—	—	—	—	—	290,936	423,628
	2021	750,000	—	2,778,450	33,673	1,582,917	—	583,944	5,728,984
	2020	750,000	750,000	2,107,510	—	2,165,625	—	622,817	6,395,952
Carlos Abrams-Rivera *Executive Vice President and President, North America*	2022	800,000	—	6,545,766	33,422	1,530,952	—	677,209	9,587,349
	2021	800,000	—	5,600,717	35,917	1,312,407	—	616,217	8,365,258
	2020	723,077	1,000,000	10,326,872	382,151	2,165,680	—	427,331	15,025,111
Rashida La Lande *Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer*	2022	700,000	—	4,316,584	23,398	910,602	—	406,234	6,356,818
	2021	650,000	—	1,876,533	23,343	1,041,920	—	396,782	3,988,578
	2020	650,000	650,000	2,612,592	—	1,146,600	—	444,630	5,503,822
Rafael Oliveira *Executive Vice President and President, International Markets*[4]	2022	678,824	—	3,772,982	32,757	1,340,213	—	624,477	6,449,253
	2021	790,411	—	3,722,360	34,239	1,742,725	—	665,752	6,955,487
	2020	734,572	587,516	3,473,873	—	1,989,892	—	556,372	7,342,225

(1) The amounts shown in this column include the aggregate grant date fair value, computed in accordance with ASC Topic 718, of Matching RSUs, PSUs, RSUs, and stock options. For a discussion of the assumptions made in the valuation of these awards, see Note 10, *Employees' Stock Incentive Plans*, of the Notes to Consolidated Financial Statements in Item 8 to our 2022 Annual Report. For a discussion of the terms applicable to the Matching RSUs, PSUs, and RSUs as well as vesting, forfeiture, and other terms, see *Compensation Discussion and Analysis—2022 Executive Compensation Program* beginning on page 67.

(2) The 2022 amounts shown in this column reflect compensation earned for 2022 performance under our PBP. The bonuses were paid to each NEO after the end of 2022 in cash or shares of stock pursuant to our Bonus Investment Plan.

(3) The following table sets forth a detailed breakdown of the items which compromise "All Other Compensation" for 2022:

Name	Matching Contribution to Kraft Heinz 401(k) ($)	DEUs Accrued on All Dividend Eligible RSUs ($)	Insurance Coverage[a] ($)	Relocation Expenses ($)	Housing Stipend and Expenses ($)	Commuting Expenses ($)	Tax Support and Payments ($)	Total ($)
Mr. Patricio	11,269	722,099	1,596	—	—	21,400	—	756,364
Mr. Maciel	12,200	290,011	1,037	—	—	—	42,201	345,449
Mr. Basilio	12,200	277,938	798	—	—	—	—	290,936
Mr. Abrams-Rivera	12,200	470,540	1,277	163,020[b]	—	30,172	—	677,209
Ms. La Lande	5,385	264,677	1,117	—	108,628[c]	26,427	—	406,234
Mr. Oliveira	81,459[d]	521,066	14,179	—	—	—	7,772	624,477

(a) Reflects basic life and accidental death and dismemberment insurance coverages.

(b) Reflects taxable and non-taxable reimbursement of costs associated with relocation expenses.

(c) Reflects taxable reimbursement of costs associated with a housing stipend.

(d) Reflects a matching contribution to the U.K. contribution scheme, paid in British pounds (£).

(4)   Mr. Basilio stepped down as Chief Financial Officer effective March 2, 2022 and served as Strategic Advisor to the Company from March 2, 2022 to August 31, 2022. He did not receive compensation for this role.

(5)   Mr. Oliveira's base salary, bonus, contributions to the U.K. contribution scheme, and life insurance coverage are paid in British pounds (£). The amounts shown are calculated using an exchange rate of $1 to £0.85, which is the 12-month average exchange rate for the 2022 calendar year rounded to the nearest £0.01.

Grants of Plan-Based Awards

The following table sets forth information regarding the grant of plan-based awards for each of the NEOs in our 2022 fiscal year.

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Mr. Patricio		PBP[1]	150,000	3,000,000	3,960,000							
	3/1/2022	Matching RSUs							74,332			2,875,162
Mr. Maciel		PBP[1]	56,875	1,137,500	1,501,500							
	3/1/2022	Matching RSUs							13,241			512,162
	3/1/2022	PSUs[4] (annual)				2,586	5,171	7,757				179,330
	3/1/2022	PSUs[4] (performance award)				15,512	31,024	46,536				1,029,687
	3/1/2022	Options (annual)								2,586	38.68	16,714
	3/1/2022	RSUs (annual)							5,171			200,014
	3/1/2022	RSUs (performance award)							20,683			800,018
Mr. Basilio[5]	—		—	—	—	—	—	—	—	—	—	—
Mr. Abrams-Rivera		PBP[2]	27,000	1,800,000	2,376,000							
	3/1/2022	Matching RSUs							23,750			918,650
	3/1/2022	PSUs[4] (annual)				5,171	10,342	15,513				358,661
	3/1/2022	PSUs[4] (performance award)				31,024	62,048	93,072				2,059,373
	3/1/2022	Options (annual)								5,171	38.68	33,422
	3/1/2022	RSUs (annual)							10,342			400,029
	3/1/2022	RSUs (performance award)							41,366			1,600,037
Ms. La Lande		PBP[1]	52,500	1,050,000	1,386,000							
	3/1/2022	Matching RSUs							18,855			729,311
	3/1/2022	PSUs[4] (annual)				3,620	7,239	10,859				251,049
	3/1/2022	PSUs[4] (performance award)				19,390	38,780	58,170				1,287,108
	3/1/2022	Options (annual)								3,620	38.68	23,398
	3/1/2022	RSUs (annual)							7,239			280,005
	3/1/2022	RSUs (performance award)							25,854			1,000,033
Mr. Oliveira		PBP[3]	22,910	1,527,353	2,016,106							
	3/1/2022	Matching RSUs							30,828			1,192,427
	3/1/2022	PSUs[4] (annual)				5,068	10,135	15,203				351,482
	3/1/2022	PSUs[4] (performance award)				19,390	38,780	58,170				1,287,108
	3/1/2022	Options (annual)								5,068	38.68	32,757
	3/1/2022	RSUs (annual)							10,135			392,022
	3/1/2022	RSUs (performance award)							25,854			1,000,033

(1)   Payments are based on achievement of individual and financial performance goals. For Mr. Patricio, Mr. Maciel, and Ms. La Lande, the financial multiplier was calculated based upon Global PBP EBITDA, which has a Threshold payout level of 50%, and Maximum payout level of 120%. Threshold amounts also reflect a minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 110%. Annual incentive award payments were made in cash to each NEO after the end of 2022 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table* on page 85.

(2)   Payment is based on achievement of individual and financial performance goals and will receive a weighted average on financial performance of 70% of the North America Zone metrics plus 30% of the global metrics as described above. For Mr. Abrams-Rivera, the North America Zone PBP financial performance goal is based on North America Zone PBP EBITDA, which has a Threshold payout level of 50% and Maximum payout level of 120%. Threshold amounts reflect a minimum financial multiplier of 15% and minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 110%. Annual incentive award payments were made in cash to each NEO after the end of 2022 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table* on page 85.

(3)   Payment is based on achievement of individual and financial performance goals and will receive a weighted average on financial performance of 70% of the International Zone metrics plus 30% of the global metrics as described above. For Mr. Oliveira, the International Zone PBP financial performance goal is based on International Zone PBP EBITDA, which has a Threshold payout level of 50% and Maximum payout level of 120%. Threshold amounts reflect a minimum financial multiplier of 15% and minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 110%. Annual incentive award payments were made in cash to each NEO after the end of 2022 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table* on page 85.

(4)   Granted under the 2020 Omnibus Incentive Plan. The performance metric was approved by the Compensation Committee on January 24, 2022. The Target number of shares shown in the table reflects the number of shares of common stock that will be earned if each of the performance metrics are achieved at target levels by December 31, 2024. Actual shares awarded will vest 100% on the third anniversary of the grant date. The performance target is three-year average TSR performance relative to the performance peer group. Dividends are not earned on the PSUs.

(5)   Mr. Basilio did not receive equity awards in 2022 and was not eligible to receive a PBP payout for 2022.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth each NEO's outstanding equity awards as of the end of our 2022 fiscal year.

			Option Awards				Stock Awards			
Name	Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Mr. Patricio	3/1/2022	Matching RSUs					77,519[2]	3,155,798		
	3/1/2021	Matching RSUs					109,772[2]	4,468,818		
	3/2/2020	Matching RSUs					15,888[2]	646,800		
	8/16/2019	PSUs					196,773[3]	8,010,629		
	8/16/2019	RSUs					173,934[4]	7,080,853		
Mr. Maciel	3/1/2022	Matching RSUs					13,808[2]	562,124		
	3/1/2022	PSUs							5,171[5]	210,511
	3/1/2022	PSUs							31,024[6]	1,262,987
	3/1/2022	RSUs					5,392[7]	219,508		
	3/1/2022	RSUs					21,570[8]	878,115		
	3/1/2022	Stock Options		2,586[9]	38.68	3/1/2032				
	3/1/2021	Matching RSUs					18,149[2]	738,846		
	3/1/2021	PSUs							5,123[10]	208,557
	3/1/2021	PSUs							16,177[11]	658,566
	3/1/2021	RSUs					5,571[12]	226,795		
	3/1/2021	RSUs					11,729[13]	477,488		
	3/1/2021	Stock Options		2,562[14]	37.09	3/1/2031				
	3/2/2020	Matching RSUs					24,033[2]	978,383		
	6/1/2020	PSUs							16,437[15]	669,150
	6/1/2020	RSUs					8,705[16]	354,381		
	6/1/2020	RSUs					18,395[17]	748,860		
	8/16/2019	PSUs					15,742[3]	640,857		
	8/16/2019	RSUs					27,827[4]	1,132,837		
	8/16/2019	Stock Options		39,355	25.41	8/16/2029				
	3/1/2018	RSUs					13,455[18]	547,743		
	3/1/2016	Stock Options		19,315	77.66	3/1/2026				
	8/20/2015	Stock Options		26,937	74,25	8/20/2025				
Mr. Basilio	2/12/2015	Stock Options	41,377[19]		30.46	8/31/2023				
	8/20/2015	Stock Options	134,681		74.25	8/31/2023				
Mr. Abrams-Rivera	3/1/2022	Matching RSUs					24,768[2]	1,008,305		
	3/1/2022	PSUs							10,342[5]	421,023
	3/1/2022	PSUs							62,048[6]	2,525,974
	3/1/2022	RSUs					10,785[7]	439,057		
	3/1/2022	RSUs					43,140[8]	1,756,229		
	3/1/2022	Stock Options		5,171[9]	38.68	3/1/2032				
	3/1/2021	Matching RSUs					44,446[2]	1,809,397		
	3/1/2021	PSUs							10,785[10]	439,057
	3/1/2021	PSUs							40,443[11]	1,646,435
	3/1/2021	RSUs					11,729[12]	477,488		
	3/1/2021	RSUs					29,319[13]	1,193,576		
	3/1/2021	Stock Options		5,393[14]	37.09	3/1/2031				
	3/2/2020	PSUs					110,101[20]	4,482,212		
	3/2/2020	RSUs					95,896[21]	3,903,926		
	6/1/2020	RSUs					18,325[16]	746,011		
	6/1/2020	Stock Options		82,183[22]	30.42	6/1/2030				

| | | | Option Awards | | | | Stock Awards | | | |
Name	Grant Date	Grant Type	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Ms. La Lande	3/1/2022	Matching RSUs					19,663[2]	800,481		
	3/1/2022	PSUs							7,239[5]	294,700
	3/1/2022	PSUs							38,780[6]	1,578,734
	3/1/2022	RSUs					7,549[7]	307,320		
	3/1/2022	RSUs					26,962[8]	1,097,623		
	3/1/2022	Stock Options		3,620[9]	38.68	3/1/2032				
	3/1/2021	PSUs							7,010[10]	285,377
	3/1/2021	PSUs							16,177[11]	658,566
	3/1/2021	RSUs					7,622[12]	310,292		
	3/1/2021	RSUs					11,729[13]	477,488		
	3/1/2021	Stock Options		3,505[14]	37.09	3/1/2031				
	6/1/2020	PSUs					16,437[15]	669,150		
	6/1/2020	RSUs					11,911[16]	484,897		
	6/1/2020	RSUs					18,395[17]	748,860		
	8/16/2019	PSUs					28,986[3]	1,180,020		
	8/16/2019	RSUs					24,597[4]	1,001,344		
	3/1/2018	RSUs					26,163[18]	1,065,096		
	3/1/2018	Stock Options		52,325[23]	66.89	3/1/2028				
Mr. Oliveira	3/1/2022	Matching RSUs					32,150[2]	1,308,827		
	3/1/2022	PSUs							10,135[5]	412,596
	3/1/2022	PSUs							38,780[6]	1,578,734
	3/1/2022	RSUs					10,569[7]	430,264		
	3/1/2022	RSUs					26,962[8]	1,097,623		
	3/1/2022	Stock Options		5,068[9]	38.68	3/1/2032				
	3/1/2021	Matching RSUs					45,485[2]	1,851,694		
	3/1/2021	PSUs							10,282[10]	418,580
	3/1/2021	PSUs							16,177[11]	658,566
	3/1/2021	RSUs					11,181[12]	455,179		
	3/1/2021	RSUs					11,729[13]	477,488		
	3/1/2021	Stock Options		5,141[14]	37.09	3/1/2031				
	3/2/2020	Matching RSUs					25,909[2]	1,054,755		
	6/1/2020	PSUs					16,437[15]	669,150		
	6/1/2020	RSUs					16,914[16]	688,569		
	6/1/2020	RSUs					18,395[17]	748,860		
	8/16/2019	Matching RSUs					30,862[2]	1,256,392		
	8/16/2019	PSUs					39,355[3]	1,602,142		
	8/16/2019	RSUs					46,380[4]	1,888,130		
	3/1/2018	Matching RSUs					8,365[2]	340,539		
	3/1/2018	RSUs					44,850[18]	1,825,844		
	3/1/2017	Stock Options		27,344	91.43	3/1/2027				
	3/1/2016	Stock Options	32,192		77.66	3/1/2026				
	2/12/2015	Matching Options	4,492[19]		30.46	2/12/2025				
	2/12/2015	Stock Options	16,419[19]		30.46	2/12/2025				
	5/21/2014	Stock Options	110,833[19]		22.56	5/21/2024				

(1)   The market value of the shares that have not vested is based on the closing price of $40.71 for Kraft Heinz common stock on December 30, 2022, the last trading day of our fiscal year.

(2)   Total includes DEUs that are subject to the same terms as the original grant. The Matching RSUs are scheduled to vest on: March 1, 2023 for awards granted on March 1, 2018; March 1, 2024 for awards granted on August 16, 2019; March 2, 2023 for awards granted on March 2, 2020; March 1, 2024 for awards granted on March 1, 2021; and March 1, 2025 for awards granted on March 1, 2022.

(3)   In August 2021, the Compensation Committee certified that the performance conditions of these awards had been met for both performance periods. The outstanding portion of these awards is scheduled to vest 50% on August 16, 2023.

(4)   Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 50% on August 16, 2023.

(5) These awards are scheduled to vest on March 1, 2025 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(6) These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(7) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 100% on March 1, 2025.

(8) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026.

(9) These awards are scheduled to vest 100% on March 1, 2025.

(10) These awards are scheduled to vest on March 1, 2024 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(11) These awards are scheduled to vest 75% on March 1, 2024 and 25% on March 1, 2025 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(12) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 100% on March 1, 2024.

(13) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2024 and 25% on March 1, 2025.

(14) These awards are scheduled to vest 100% on March 1, 2024.

(15) In August 2022, the Compensation Committee certified that the achievement of performance conditions for the second performance period (ending June 25, 2022) have been met. The outstanding portion of these awards is scheduled to vest 25% on June 1, 2023, and 25% on June 1, 2024 with a performance metric based on (i) 50% on PBP EBITDA and cash conversion for fiscal year 2021 and (ii) 50% on PBP EBITDA and cash conversion from July 2021 to June 2022.

(16) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 50% on June 1, 2023.

(17) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 50% on June 1, 2022, 25% on June 1, 2023, and 25% on June 1, 2024.

(18) This award is scheduled to vest 100% on March 1, 2023.

(19) Total and exercise price reflect conversion in connection with the Kraft Heinz Merger.

(20) In August 2021, the Compensation Committee certified that the performance conditions of these awards had been met for both performance periods. The outstanding portion of these awards is scheduled to vest 25% on March 2, 2023, and 25% on March 2, 2024.

(21) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest 25% on March 2, 2023, and 25% on March 2, 2024.

(22) This award is scheduled to vest 100% on June 1, 2023.

(23) This award is scheduled to vest 100% on March 1, 2023.

Option Exercises and Stock Vested

The following table sets forth option exercises and stock vested for each of our NEOs as of the end of our 2022 fiscal year.

Name	Option Awards		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Patricio	—	—	367,009	14,250,959
Mr. Maciel	—	—	101,559	3,876,378
Mr. Basilio	570,225	9,121,045	185,674	7,180,080
Mr. Abrams-Rivera	—	—	219,414	8,539,852
Ms. La Lande	—	—	112,395	4,293,713
Mr. Oliveira	—	—	155,683	5,966,230

(1)   The following table provides details of the stock awards that vested and value realized:

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)[2]	Value Realized on Vesting ($)	Description
Mr. Patricio	8/16/2019	8/16/2022	196,773	38.83	7,640,696	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	170,236	38.83	6,610,264	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
Mr. Maciel	6/1/2020	6/1/2022	15,138	37.25	563,891	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	17,873	37.25	665,769	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	6/1/2020	6/1/2022	8,522	37.25	317,445	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	15,742	38.83	611,262	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	27,237	38.83	1,057,613	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	6,807	38.83	264,316	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2017	3/1/2022	10,240	38.68	396,083	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested

Name	Grant Date	Vesting Date	Number of Shares	Stock Price on Vesting Date ($)[2]	Value Realized on Vesting ($)	Description
Mr. Basilio	6/1/2020	6/1/2022	16,819	37.25	626,508	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	59,032	38.83	2,292,213	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	68,094	38.83	2,644,090	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	21,277	38.83	826,186	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	3/1/2017	3/1/2022	20,452	38.68	791,083	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
Ms. La Lande	6/1/2020	6/1/2022	15,138	37.25	563,891	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	17,873	37.25	665,769	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	11,663	37.25	434,447	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	24,597	38.83	955,102	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	28,372	38.83	1,101,685	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	14,752	38.83	572,820	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
Mr. Oliveira	6/1/2020	6/1/2022	15,138	37.25	563,891	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	17,873	37.25	665,769	Shares underlying an award of PSUs, 50% of which vested
	6/1/2020	6/1/2022	16,559	37.25	616,823	Shares underlying an award of RSUs, including DEUs accrued, 50% of which vested
	8/16/2019	8/16/2022	39,355	38.83	1,528,155	Shares underlying an award of PSUs, 75% of which vested
	8/16/2019	8/16/2022	45,398	38.83	1,762,804	Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested
	8/16/2019	8/16/2022	17,225	38.83	668,847	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested
	3/1/2017	3/1/2022	4,135	38.68	159,942	Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested

(2)   Represents the closing price of Kraft Heinz common stock on the applicable vesting date.

Pension Benefits

None of our NEOs participate in any defined benefit pension arrangements.

Nonqualified Deferred Compensation

None of our NEOs participate in any nonqualified deferred compensation arrangements.

Potential Payments Upon Termination or Change in Control

The table, footnotes, and narratives below reflect the assumption that a hypothetical termination of employment and/or change in control occurred on the last business day of our 2022 fiscal year.

Name	Element	Involuntary Termination without Cause[1] or Termination Upon Change in Control ($)	Termination due to Death or Disability[2] ($)	Termination due to Retirement[3] ($)
Mr. Patricio	Salary	1,000,000	—	—
	Bonus	—	2,466,720	2,466,720
	Intrinsic Value of Accelerated Equity	—	23,362,899	—
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**1,020,878**	**25,829,619**	**2,466,720**
Mr. Maciel	Salary	650,000	—	—
	Bonus	—	921,848	921,848
	Intrinsic Value of Accelerated Equity	—	8,791,753	6,649,269
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**670,878**	**9,713,601**	**7,571,116**
Mr. Basilio[5]	Salary	132,692	—	—
	Bonus	—	—	—
	Intrinsic Value of Accelerated Equity	—	—	—
	Health and Wellness Benefits[4]	11,252	—	—
	Outplacement Assistance	—	—	—
	Total	**143,944**	**—**	**—**
Mr. Abrams-Rivera	Salary	800,000	—	—
	Bonus	—	1,530,952	1,530,952
	Intrinsic Value of Accelerated Equity	—	16,691,884	12,284,219
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**820,878**	**18,222,836**	**13,815,171**
Ms. La Lande	Salary	700,000	—	—
	Bonus	—	910,602	910,602
	Intrinsic Value of Accelerated Equity	—	8,162,607	5,472,347
	Health and Wellness Benefits[4]	16,878	—	—
	Outplacement Assistance	4,000	—	—
	Total	**720,878**	**9,073,209**	**6,382,949**
Mr. Oliveira	Salary	678,824	—	—
	Bonus	—	1,340,213	1,340,213
	Intrinsic Value of Accelerated Equity	5,495,944	17,950,311	14,625,822
	Health and Wellness Benefits[4]	1,470	—	—
	Outplacement Assistance	4,588	—	—
	Total	**6,180,826**	**19,290,524**	**15,966,035**

(1)   As of December 31, 2022, no enhanced severance was provided on a termination in connection with a change in control. For 2022, Kraft Heinz did not have a specified Change in Control Plan for executives, and treatment was determined by the plan agreements and local regulations applicable to each employee. Our 2022 Severance Pay Plan (as defined below) generally provided for 12 months of base salary with a signed release of claims. The 2022 Severance Pay Plan would also include Company-paid COBRA for U.S.-based employees for the severance period and outplacement services.

(2)   As of the last day of our 2022 fiscal year, in the event of a death or disability:

- 2018 and 2019 Matching RSUs and stock options; and 2019, 2020, 2021, and 2022 RSUs (including Matching RSUs) and stock options fully vest; 2018 RSUs vest 60%; and

- 2019, 2020, 2021, and 2022 PSUs are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $40.71, the closing price of Kraft Heinz common stock on December 30, 2022 (the last trading day of our fiscal year), and the exercise price of the options.

(3)   As of the last day of our 2022 fiscal year, in the event of a termination due to retirement:

- 2018 RSUs (including Matching RSUs) and stock options; 2019, 2020 RSUs (including Matching RSUs) and stock options; and 2021 Matching RSUs and stock options fully vest; and

- 2019 PSUs; 2020 PSUs; 2021 PSUs and RSUs (excluding Matching RSUs); and 2022 PSUs, RSUs (including Matching RSUs), and stock options are forfeited.

Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $40.71, the closing price of Kraft Heinz common stock on December 30, 2022 (the last trading day of our fiscal year), and the exercise price of the options.

(4)   Amount reflects 12 months of medical and dental benefit coverage continuation under COBRA, less the executive premium contribution.

(5)   As disclosed in our Current Report on Form 8-K filed on January 21, 2022, Mr. Basilio's role as Executive Vice President and Chief Financial Officer ended, and Mr. Basilio ceased to be an executive officer of the Company, on March 2, 2022. Mr. Basilio served as Special Advisor to the Company until August 31, 2022, at which point he ceased being an employee of the Company and received no further compensation or benefits. Mr. Basilio's outstanding long-term incentive awards were treated in accordance with the terms established for resignation.

Severance Pay Plan

2022 SEVERANCE PAY PLAN

For 2022, generally, we provided for severance benefits to our U.S.-based salaried employees, including our U.S.-based NEOs, pursuant to the terms of the Kraft Heinz Foods Company Severance Pay Plan for Salaried Employees. The severance benefits for non-U.S.-based salaried employees were made pursuant to the local laws and regulations governing the jurisdiction in which the employee works, subject to adjustment at our discretion for employees at certain organizational levels (such benefits, together with the Kraft Heinz Foods Company Severance Pay Plan for Salaried Employees, our "2022 Severance Pay Plan").

NEOs were eligible for severance benefits under the 2022 Severance Pay Plan upon an involuntary termination of employment, such as job elimination, location closing, or reduction in workforce. NEOs must be willing to provide satisfactory transitional assistance in order to be eligible for severance benefits.

Pursuant to the 2022 Severance Pay Plan, Mr. Patricio, Mr. Maciel, Mr. Abrams-Rivera, and Ms. La Lande would have generally been eligible to receive a severance payment equal to 12 months of base salary upon the execution of a release of claims against Kraft Heinz. In addition, the Compensation Committee may, in its sole discretion, have authorized payment of additional severance in respect of an employee's annual bonus opportunity. Although Mr. Oliveira is not based in the U.S. and not otherwise covered by the 2022 Severance Pay Plan, the Company determined that he was eligible to receive the same benefits as our U.S.-based NEOs. Severance payments would generally be made in a cash lump sum, but may have occasionally been made in periodic payments at Kraft Heinz's discretion, as soon as administratively feasible after the termination of employment and after the former NEO's executed release had become irrevocable.

2023 SEVERANCE PAY PLAN

Effective January 1, 2023, the Board approved The Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees (the "2023 Severance Plan"). Under the 2023 Severance Plan, salaried employees, including the CEO, who experience a qualifying termination will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to 24 months of base salary for the CEO and 18 months of base salary for senior executives, as defined in the plan;

- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for senior executives, as defined in the plan;

- Outplacement services to assist covered employees with their transition to new employment; and
- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the terms of the applicable award agreement and plan.

In order to receive severance payments and benefits under the 2023 Severance Plan, recipients must agree to a non-revocable release of claims, including non-competition and non-solicitation covenants that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

Equity Awards

The Compensation Committee approved the terms of award agreements for equity awards (options, PSUs, Matching RSUs, and RSUs) granted under the 2020 Omnibus Incentive Plan. For all awards issued under these agreements, the award recipient's termination due to death or disability would result in such awards being fully vested and exercisable, in the case of PSUs to the extent the performance conditions had been satisfied.



Pay Ratio Disclosure

In accordance with SEC rules, we disclose the annual total compensation of Mr. Patricio, our Chief Executive Officer, and our median employee, as well as the ratio of the annual total compensation of Mr. Patricio relative to the annual total compensation of our median employee. For our 2022 fiscal year:

	Annual Total Compensation ($)	Pay Ratio Estimate
Mr. Patricio, our Chief Executive Officer	7,098,246	164:1
Our median employee	43,160	

Methodology

Under SEC rules, we select a methodology for identifying our median employee most appropriate based on our size, organizational structure, and compensation plans, policies, and procedures using our best judgment. As permitted under SEC rules, we determined that there have not been any changes to our employee population and compensation arrangements from fiscal year 2020 that we believe would result in a significant change to our pay ratio disclosure. As a result, for 2022, we used the same median employee that was identified for fiscal year 2020.

Our median employee as of December 1, 2020 was a full-time hourly non-U.S. factory employee. To identify our median employee, we examined 2020 base salaries plus target incentive bonuses for our employee population, excluding our Chief Executive Officer, as of December 1, 2020. We believe the use of base salaries plus target incentive bonus for all employees is a consistently applied compensation measure, because we do not widely distribute annual equity awards to employees and because we believe that this measure reasonably reflects the total annual compensation of our employees. In accordance with SEC rules, we included all full-time, part-time, temporary, and seasonal employees worldwide. We excluded independent contractors, student interns, and individuals who became employees as the result of acquisitions for the fiscal year in which the transaction became effective. In 2021, omitted employees related to acquisitions included approximately 400 employees related to the acquisition of Assan Gıda Sanayi ve Ticaret A.Ş. and approximately 100 employees related to the acquisition of BR Spices Indústria e Comércio de Alimentos Ltda. In 2022, omitted employees related to acquisitions include approximately 750 employees related to the acquisition of Companhia Hemmer Indústria e Comércio and approximately 175 employees related to the acquisition of Just Spices GmbH.

We calculated annual total compensation in accordance with the disclosure rules and requirements for our NEOs under the *Summary Compensation Table* on page 85.

As SEC rules allow companies to adopt a variety of methodologies for identifying a median employee and calculating the pay ratio, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their individual employee populations and compensation practices, the pay ratio reported by other companies, including companies in our compensation peer group, may not be comparable to our pay ratio.



Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. Unless the context requires otherwise, references to years below mean our fiscal years.

Pay Versus Performance Table

| Year | Summary Compensation Table (SCT) Total for CEO[1] ($) | Compensation Actually Paid ("CAP") to CEO[2] ($) | Average SCT Total for Non-CEO NEOs[3] ($) | Average CAP to Non-CEO NEOs[4] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income[7] ($ in millions) | PBP EBITDA[8] ($ in millions) |
					Total Shareholder Return (TSR)[5] ($)	Peer Group TSR[6] ($)		
2022	7,098,246	11,036,341	5,609,580	9,451,924	148.13	132.06	2,368	6,031
2021	8,605,599	6,901,200	6,259,577	7,248,556	123.00	119.73	1,024	6,277
2020	6,140,131	13,126,331	9,160,325	15,041,961	117.05	105.30	361	6,797

(1) The dollar amounts reported are the amounts of Total Compensation reported in the *Summary Compensation Table* on page 85 for each corresponding fiscal year.

(2) The dollar amounts reported represent the amount of Compensation Actually Paid (CAP) calculated in accordance with SEC rules. The amounts do not reflect the actual amount of compensation earned by, or paid during, the applicable year. To calculate Compensation Actually Paid, the following amounts were deducted from and added to Total Compensation reflected in the *Summary Compensation Table* on page 85:

Reconciliation of SCT Total for CEO to Compensation Actually Paid to CEO:

Compensation Actually Paid to CEO	2022	2021	2020
Summary Compensation Table (SCT) Total[i]	7,098,246	8,605,599	6,140,131
Less, value of Stock Awards and Option Awards reported in SCT[ii]	2,875,162	3,743,976	360,783
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[iii]	3,026,056	3,558,241	484,088
Plus, fair value as of vesting date of equity awards granted and vested in the year[iv]	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[iii]	2,843,969	(4,612,721)	6,862,895
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year[iii]	1,654,310	3,094,057	—
Less, prior year-end fair value for any equity awards forfeited in the year[iii]	(711,078)	—	—
Compensation Actually Paid to CEO[a][b][c]	11,036,341	6,901,200	13,126,331

(i) In 2020, 2021, and 2022, Mr. Patricio did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation.

(ii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* on page 85 for each applicable fiscal year.

(iii) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal awards that vested during the applicable year as of the vesting date as compared to the fair value as of the

prior fiscal year end; deduction of fair value of the prior year awards as of the prior fiscal year end that were forfeited during the applicable year; increase by the amount of dividends paid on unvested awards during the applicable year prior to the vesting date; increase by incremental fair value of stock options modified during the applicable year.

(iv) In 2020, 2021, and 2022 we did not grant any awards that vested in the same year they were granted.

(v) In 2019, Mr. Patricio was granted new hire awards of PSUs and RSUs in the aggregate amount of $35 million, conditioned on his investment of $20 million to purchase shares of the Company stock, with a four-year holding requirement. He was not eligible to receive additional equity awards in 2020, 2021, and 2022, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan.

(vi) Mr. Patricio was also granted a new hire award of PSUs based on the achievement of certain Company stock price targets. As of fiscal year-end 2022 the target has not been met.

(3) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding our CEO) under Total Compensation column of the *Summary Compensation Table* on page 85 in each applicable year. Our non-CEO NEOs included for purposes of calculating the average amounts in each applicable year:

- 2022: Mr. Basilio, Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;

- 2021: Mr. Basilio, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira; and

- 2020: Mr. Basilio, Mr. Abrams-Rivera, Mr. Oliveira, and Flavio Torres.

Mr. Oliveira's compensation is paid in British pounds (£) and Mr. Torres' compensation was paid in Brazilian real (R$). The amounts used for the NEO Average SCT Total Compensation for Other NEOs are based on the 12-month average exchange rate for the calendar year as reported in the *Summary Compensation Table* on page 85 for the applicable year. For Mr. Oliveira, the applicable exchange rates were $1 to £0.85 for 2022, $1 to £0.73 for 2021, and $1 to £0.777 for 2020. For Mr. Torres, the applicable exchange rate was $1 to R$5.4 for 2020.

(4) The dollar amounts reported represent the average amount of Compensation Actually Paid to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable fiscal year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the Compensation Actually Paid, using the same methodology described above in Note 2. To calculate the Compensation Actually Paid, the following amounts were deducted from and added to the Summary Compensation Table total compensation:

Reconciliation of Average SCT for Non-CEO NEOs to Average Compensation Actually Paid to Non-CEO NEOs:

Compensation Actually Paid to Non-CEO NEOs	2022	2021	2020
Summary Compensation Table (SCT) Total[(i)(ii)]	5,609,580	6,259,577	9,160,325
Less, value of Stock Awards and Option Awards reported in SCT[(iii)]	2,479,584	1,902,553	10,181,443
Plus, year-end fair value of outstanding and unvested equity awards granted in the year[(iv)]	2,666,378	1,616,112	13,273,785
Plus, fair value as of vesting date of equity awards granted and vested in the year[(v)]	—	—	—
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[(iv)]	3,238,765	712,113	2,789,294
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year[(iv)]	416,784	619,857	—
Less, prior year-end fair value for any equity awards forfeited in the year[(iv)]	—	(56,550)	—
Compensation Actually Paid to Non-CEO NEOs[(a)(b)(c)]	9,451,924	7,248,556	15,041,961

(i) In 2020, the summary compensation table average is impacted by new hire bonuses and new hire awards.

(ii) In 2021 and 2022, no non-CEO NEOs received a cash bonus other than their PBP payout reflected in Non-Equity Incentive Compensation.

(iii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* on page 85 for each applicable year.

(iv) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable fiscal year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior fiscal year awards that remain unvested at the applicable fiscal

year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal yar awards that vested during the applicable fiscal as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior fiscal year awards as of the prior fiscal year end that were forfeited during the applicable fiscal year; increase by the amount of dividends paid on unvested awards during the applicable fiscal year prior to the vesting date; increase by incremental fair value of Options modified during the applicable fiscal year.

(v)   In 2020, 2021, and 2022 we did not grant any awards that vested in the same year they were granted.

(a)   For the valuation of stock options, we used the Hull-White I lattice model, under which vested options are expected to be exercised once the stock-to-strike ratio has been achieved, based on a settlement assumption that was derived from the grant-date valuation of the options. All other assumptions were estimated using the same methodology as used to determine the grant date fair value of the options, as disclosed in our 2022 Annual Report.

(b)   The estimated fair values of the Company's unvested relative TSR PSU awards were valued using a Monte Carlo simulation as of each relevant measurement date for fiscal years 2021 to 2022. To calculate total PSU fair value as of each measurement date for each NEO, the TSR fair values were multiplied by the number of target units unvested and outstanding under each tranche. The total compensation expense for a given award would be equal to the sum of all tranches. The following describe the fundamental characteristics of the modeling process.

- The model assumes that the stock prices of Kraft Heinz and the peer firms follow a correlated geometric Brownian motion. This is a standard assumption used in Monte Carlo multivariate pricing models.

- The daily stock prices for Kraft Heinz and the peer firms are simulated over the remaining performance period using volatilities and correlations calculated from daily stock returns over a term-matched lookback term from the measurement date.

- The valuation is done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the measurement date.

- The dividend yield is calculated as Kraft Heinz's quarterly dividend payment as of the measurement date divided by Kraft Heinz's average three-month stock price as of the measurement date, annualized and compounded.

- The awards granted do not receive DEUs over the vesting period, therefore a discount was applied to account for Kraft Heinz dividends.

- TSRs are calculated for Kraft Heinz and the peer firms at the end of the performance period, then ranked in descending order. The percentile ranking of Kraft Heinz is then checked against the payout schedule to determine the value of the award. This value is then discounted back to the measurement date using the risk-free interest rate.

- The simulation is repeated numerous times (100,000 in this case), and the mean of the discounted values is the measurement-date fair value of the award.

(c)   The Non-dividend Protected PSU fair value was estimated by discounting the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

(5)   Based on an initial fixed investment of $100 on December 27, 2019, the last day of our 2019 fiscal year.

(6) Represents the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group under Regulation S-K Item 201(e), as presented in our 2022 Annual Report. Based on an initial fixed investment of $100 on December 27, 2019, the last day of our 2019 fiscal year. TSR is weighted according to each peer company's stock market capitalization at the beginning of each period for which a return is indicated.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's financial statements for the applicable year.

(8) PBP EBITDA is defined under *Compensation Discussion and Analysis—2022 Executive Compensation Program—Annual Cash-Based Performance Bonus Plan (PBP)—Financial Measure* on page 73.

List of Financial Performance Measures

The following represent the most important metrics we used to determine Compensation Actually Paid for 2022, as further detailed in the *Compensation Discussion and Analysis* beginning on page 60:

- Organic Net Sales
- Cash conversion
- Market share performance
- PBP adjusted gross profit margin

Our executive compensation program reflects a variable pay-for-performance philosophy. The metrics we use for our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase value for our stockholders.

Cumulative TSR

Peer Group

The TSR peer group includes S&P Consumer Staples Good and Soft Drink Products companies, as also disclosed in our 2022 Annual Report. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 31, 2022. The peer group used for this pay versus performance disclosure differ from the peer groups we use for compensation and the TSR performance measure in our PSU awards. For additional information on our compensation and performance peer groups, see *Compensation Discussion and Analysis—Compensation Structure and Goals—Role of Peer Groups* beginning on page 65.

TSR Comparison

The following graph compares the cumulative total return on our common stock with the cumulative total return of the S&P Consumer Staples Food and Soft Drink Products, which we consider our peer group under Regulation S-K Item 201(e), as presented in our 2022 Annual Report. As shown below, the Company's three-year cumulative TSR steadily increased and remained above our TSR peer group for the three-year period.



Compensation Actually Paid

Compensation Actually Paid and Company Cumulative TSR

As shown below, the Compensation Actually Paid to our CEO and other NEOs is aligned with the Company's TSR. This is due primarily to the Company's compensation philosophy of meritocracy and the significance of equity-based compensation in our compensation program, which aligns equity to the Company's financial performance. Additionally, for 2020:

- the Compensation Actually Paid to our CEO was higher primarily due to new hire equity awards granted in 2019; and
- the Average Compensation Actually Paid to our other NEOs was higher primarily due to new hire equity awards and cash bonuses paid to two non-CEO NEOs and one-time cash retention bonuses paid to our other non-CEO NEOs.



Compensation Actually Paid and Net Income

As shown below, the Company's net income has steadily increased while the CEO and other NEOs' Compensation Actually Paid has fluctuated each year. This is due primarily to the fact that we do not use net income to determine compensation levels or incentive plan payouts. Additionally, for 2020:

- the Compensation Actually Paid to our CEO was higher primarily due to new hire equity awards granted in 2019; and

- the Average Compensation Actually Paid to our other NEOs was higher primarily due to new hire equity awards and cash bonuses paid to two non-CEO NEOs and one-time cash retention bonuses paid to our other non-CEO NEOs.



Compensation Actually Paid and PBP EBITDA

As shown below, there is a positive correlation between the Compensation Actually Paid to our CEO and other NEOs and PBP EBITDA, our Company-selected financial measure. This is due primarily to the fact that we use PBP EBITDA to determine incentive plan payouts. The reduction in PBP EBITDA over the three-year period is primarily due to the impact of divestitures in 2021 and 2022, including the sale of certain assets in our global nuts business and global cheese businesses, and higher COVID-19-related at home consumption during 2020. Additionally, for 2020:

- the Compensation Actually Paid to our CEO was higher primarily due to new hire equity awards granted in 2019; and
- the Average Compensation Actually Paid to our other NEOs was higher primarily due to new hire equity awards and cash bonuses paid to two non-CEO NEOs and one-time cash retention bonuses paid to our other non-CEO NEOs.

Proceeds from the divestitures were used primarily to repay debt. In 2022, the Company's long-term debt rating was returned to investment grade.





Proposal 3. Ratification of the Selection of Independent Auditors

The Audit Committee and the Board are requesting, as a matter of good corporate governance, that stockholders ratify the selection of PwC as our independent auditors for our fiscal year ended December 30, 2023. PwC has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger since 1979. The Audit Committee and the Board of Directors believe that the continued retention of PwC to serve as the Company's independent auditors is in the best interests of Kraft Heinz and its stockholders.

The Audit Committee has the sole authority to appoint our independent auditors, and the Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our stockholders do not ratify the selection, the Audit Committee may investigate the reasons for our stockholders' rejection and consider whether to retain PwC or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in our and our stockholders' best interests.

We expect that representatives of PwC will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders. For additional information about our independent auditors, including our pre-approval policies and PwC's aggregate fees for 2022 and 2021, see *Selection of Independent Auditors*, *Independent Auditors' Fees and Services*, and *Pre-Approval Policy* on page 108.

Recommendation

 **The Board and Audit Committee recommend a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Kraft Heinz's independent auditors for 2023.**

Selection of Independent Auditors

The Audit Committee is responsible for the appointment, compensation, oversight, retention, and termination of our independent auditors. Pursuant to its charter, the Audit Committee has authority to approve all audit engagement fees to be paid to the independent auditors. The Audit Committee selected PwC, a registered public accounting firm, as our independent auditors for 2023.

Independent Auditors' Fees and Services

Aggregate fees for professional services rendered by our independent auditors, PwC, for fiscal years 2022 and 2021 are set forth in the table below. All fees include out-of-pocket expenses.

	Fiscal Year Ended	
	December 31, 2022	December 25, 2021
PwC Fees	($ thousands)	
Audit fees[1]	12,434	11,269
Audit-related fees[2]	210	4,107
Tax fees[3]	1,903	2,462
All other fees[4]	460	41
Total	15,007	17,879

(1) **Audit fees** include (a) the audit of our consolidated financial statements, including statutory audits of the financial statements of certain of our affiliates, (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements), and (c) the reimbursement of legal fees related to litigation subpoenas.

(2) **Audit-related fees** include professional services in connection with divestiture activity, accounting consultations, and procedures related to various other audit and special reports. The decrease from 2021 to 2022 was primarily driven by prior year divestiture activity.

(3) **Tax fees** include professional services in connection with tax compliance and advice.

(4) **All other fees** consist principally of cost benchmarking consulting, software license fees related to research, and services to support regulatory requirements.

Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform. The Audit Committee's policy also requires management to report at Audit Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Audit Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent auditors. If pre-approval is needed before a scheduled Audit Committee meeting, the Audit Committee delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the Committee's next regular meeting.

During our 2022 fiscal year, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

Audit Committee Report for the Fiscal Year Ended December 31, 2022

To our Stockholders:

Management has primary responsibility for Kraft Heinz's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Heinz Board of Directors is to oversee Kraft Heinz's accounting and financial reporting processes and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft Heinz's financial statements and Kraft Heinz's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the Company's assets;
- Kraft Heinz's compliance with applicable legal and regulatory requirements;
- Kraft Heinz's independent auditors' qualifications, independence, and performance;
- The performance of Kraft Heinz's internal auditors and the internal audit function;
- Kraft Heinz's financial matters and financial strategy; and
- Kraft Heinz's guidelines and policies with respect to risk assessment and risk management.

Our duties include overseeing Kraft Heinz's management, the internal audit department, and the independent auditors in their performance of the following functions, for which they are responsible:

MANAGEMENT

- Preparing Kraft Heinz's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP");
- Establishing and assessing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Kraft Heinz's internal control over financial reporting.

INTERNAL AUDIT DEPARTMENT

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

INDEPENDENT AUDITORS

- Auditing Kraft Heinz's financial statements;
- Issuing an opinion about whether the financial statements conform with GAAP; and
- Auditing the effectiveness of Kraft Heinz's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditors, and the independent auditors, among other things, to:

- Discuss the quality of Kraft Heinz's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;
- Review significant audit findings prepared by each of the independent auditors and internal audit department, together with management's responses; and
- Review the overall scope and plans for the current audits by the internal audit department and the independent auditors.

Prior to Kraft Heinz's filing of its Annual Report on Form 10-K for the year ended December 31, 2022 with the SEC, we also:

- Reviewed and discussed the audited financial statements with management;

- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- Discussed with the independent auditors their evaluation of the accounting principles, practices, and judgments applied by management;

- Discussed all other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence;

- Received from the independent auditors the written disclosures and the letter required by the PCAOB describing any relationships with Kraft Heinz that may bear on the independent auditors' independence; and

- Discussed with the independent auditors their independence from Kraft Heinz, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (ii) Kraft Heinz's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft Heinz's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 16, 2023.

AUDIT COMMITTEE

John C. Pope, *Chair*
John T. Cahill
Lori Dickerson Fouché
Susan Mulder



Proposal 4. Stockholder Proposal – Simple Majority Vote

John Chevedden, on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the owner of at least 250 shares of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

If properly presented at the Annual Meeting by or on behalf of the proponents, the Board recommends that you vote **AGAINST** this proposal for the reasons set forth in Kraft Heinz's Statement in Opposition, which directly follows the proposal.

Stockholder Proposal



RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 99%-support at the 2019 Fortive annual meeting.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority in an election with 67% of shares casting ballots. In other words a 1%-minority could have the power to prevent shareholders from improving the governance of our company.

Adoption of this proposal will make Kraft Heinz more competitive in its corporate governance. The timing is right because our stock has dropped from $92 in 2017. Hopefully management will not revert to holding the annual shareholder meeting in the law office of Reed Smith, a $1 Billion law firm, as management did before Covid. This sends the wrong message to shareholders.

This proposal was voted on at the 2020 Kraft Heinz annual shareholder meeting. It is believed that it received overwhelming shareholder approval. However due to a technicality the Kraft Heinz Board did not report the 2020 voting result.

The Kraft Heinz Board was so opposed to letting this proposal be voted on again in 2021 that it hired the $2 Billion law firm of Gibson Dunn for a 5-figure price to prevent Kraft Heinz shareholders from voting on this important proposal. In response to this 2023 proposal and to advance the discussion on this important topic the Board could belatedly report the result of our 2020 vote on this proposal topic.

The Kraft Heinz Board had the reasonable option (and thereby make up for its past resistance to this reasonable proposal) of making this proposal a management proposal on the Kraft Heinz 2023 annual meeting ballot.

Please vote yes:

Kraft Heinz's Statement in Opposition to Proposal 4

The proposal asks that the Company take action to replace each voting requirement in the Company's Certificate of Incorporation and By-Laws that calls for a greater than simple majority vote with a simple majority vote requirement. While the inclusion of supermajority provisions in charters and bylaws are seen by many investors as designed to entrench management, the Board believes that the limited higher voting thresholds in our Charter and By-Laws described below are protective of stockholders and appropriate given the significant ownership positions of Berkshire Hathaway and 3G Capital. Accordingly, the Board recommends that stockholders vote against this proposal.

The Company has Limited Higher Voting Thresholds, Narrowly Tailored to Protect Stockholders

Almost all matters that are voted upon by the Company's stockholders are already determined by a simple majority vote of stockholders, including the election of directors in uncontested elections. A majority vote of the outstanding shares entitled to vote is required for stockholders to amend the By-Laws, and the Certificate of Incorporation provides that a 66⅔% "supermajority" vote of stockholders is required only for one fundamental stockholder action—to remove directors from the Board without cause. Notably, if the removal is recommended by at least 66⅔% of the Board, then the supermajority requirement falls away and only the affirmative vote of the holders of a majority of Kraft Heinz outstanding stock entitled to vote in an election of directors is needed to remove directors in question. As such, these limited higher voting thresholds are narrowly and appropriately tailored to promote stability and protect stockholders by restricting actions by other stockholders unless those actions enjoy broad support among our stockholders or the then-current Board that has been elected by our stockholders.

The Existing Provisions Benefit our Stockholders

Delaware law permits companies to adopt supermajority voting requirements, and a number of publicly traded companies have adopted these provisions, to preserve and maximize long-term value for all stockholders. Supermajority voting requirements on fundamental corporate matters help to protect stockholders against self-interested and potentially abusive actions proposed by one or a few large stockholders, who may seek to advance their interests over the interests of the majority of the Company's stockholders. In this regard, the supermajority provisions help to maximize long-term value to all stockholders.

The Company has two significant stockholders, Berkshire Hathaway and 3G Capital, that together beneficially own approximately 34.4% of Kraft Heinz common stock. The Board believes that, rather than serving the rights of stockholders, eliminating the limited higher voting thresholds described above could allow Berkshire Hathaway and 3G Capital to have greater influence on the Company's corporate structure and governance matters.

Our Current Governance Structure Promotes Effective Board Oversight

The Company's Board is committed to effective corporate governance and has adopted a wide range of practices and procedures that promote effective Board oversight. These include:

- Directors are elected annually, by a majority of the votes cast in uncontested elections, and if an incumbent director is not elected by a majority of votes cast, the director must tender their resignation to the Governance Committee for its consideration

- The Board has an independent Lead Director with robust responsibilities and holds regular executive sessions of independent directors

- 92% of our director nominees are independent, with 75% unaffiliated with Berkshire Hathaway or 3G Capital, and only independent directors serve on each of the Board's three committees: the Audit Committee, Compensation Committee, and Governance Committee

- The Governance Committee develops and oversees an annual evaluation process for the Board

- Our By-Laws allow stockholders of record of at least 20% of the voting power of our outstanding stock to call a special meeting of stockholders

- Our Certificate of Incorporation and By-Laws allow stockholder action by written consent if such consent is signed by stockholders holding not less than the minimum number of shares necessary to authorize such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted

- We conduct proactive year-round engagement with stockholders, providing them the opportunity to raise important matters outside the annual meeting process

- As mentioned above, stockholders have the right to remove directors with or without cause, and there is no poison pill

- The Board includes a range of tenures to balance fresh perspectives with in-depth experience and knowledge about the Company, with an average tenure of our director nominees of 3.1 years.

Consistent with its current practice, the Board will continue to evaluate the future implementation of appropriate corporate governance changes. However, for the reasons described above, the Board does not believe it is in the best interests of stockholders or the Company to implement the stockholder proponent's request.

Recommendation

 **The Board recommends a vote AGAINST the stockholder proposal.**



Proposal 5. Stockholder Proposal – Water Risk

Mercy Investment Services, Inc., 2039 North Geyer Road, St. Louis, MO 63131-3332, the owner of at least $2,000 of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

If properly presented at the Annual Meeting by or on behalf of the proponent, the Board recommends that you vote **AGAINST** this proposal for the reasons set forth in Kraft Heinz's Statement in Opposition, which directly follows the proposal.

Stockholder Proposal

Whereas:

According to the 2021 IPCC report, climate change is intensifying the water cycle, resulting in more intense droughts globally[1]. Climate change related water scarcity poses material risk to our company, including lowered production capacity and disruption of supply chains.

For companies in the food sectors, the vast majority of their water footprint comes from agricultural supply chains.[23] While Kraft Heinz has conducted water risk assessments on its annual water withdrawals for its manufacturing operations, it neglects to provide the same disclosure for water use in its agricultural related ingredient production—the most water intensive function of its business.

It is likely that some portion of Kraft Heinz source ingredients are supplied by growers in water vulnerable locations. Given the Company has acknowledged 19 elevated water stress areas out of 79 within their own operations, these risks are likely to be extended within the supply chain. Because Kraft Heinz either does not assess supply chain water risk, or does not disclose such risk to investors, the company's water related risk remains in question.

To identify water risk and reduce costs, many peer companies—including Conagra Brands, Unilever, General Mills and Campbells have conducted water risk assessments for both operations and supply chains. By doing so, these companies have laid a foundation to mitigate future business risks associated with water and take the proper steps to future goal setting.

Kraft Heinz acknowledges that "having access to sufficient amounts of quality fresh water…is critical to our business." With water being a "vital component" to growing and as a direct ingredient in many products, conducting a water risk assessment is imperative to mitigating future water concerns.

Without a full value chain water risk assessment, and disclosure of quantitative performance metrics and best practices for water management in areas of water stress, investors cannot gauge whether Kraft Heinz adequately manages its water risk.

Resolved: Considering the growing pressure on water supplies posed by climate change, shareholders request that Kraft Heinz conduct and report to shareholders, using quantitative indicators where appropriate, an assessment to identify the water risk exposure of its supply chain, and its responsive policies and practices to reduce this risk and prepare for water supply uncertainties associated with climate change.

Supporting Statement:

Proponents request the report disclose, at management's discretion:

- Identification of water assessment tools used by Kraft Heinz or its suppliers to assess supply chain water related risk

- Results of water risk assessments across its agricultural supply chain, including identifying the regions of at-risk ingredient production and supply chains

- Any additional monitoring of supply chain water resources

- Water scarcity planning and responsive actions

- A description of how water management is integrated into governance mechanisms

- A description of water-related engagement with value chain partners

[1] https://www.ipcc.ch/report/sixth-assessment-report-working-group-i/
[2] https://www.ceres.org/resources/reports/global-assessment-private-sector-impacts-water
[3] https://www.ceres.org/resources/reports/global-investor-engagement-meat-sourcing-2022

Kraft Heinz's Statement in Opposition to Proposal 5

We regularly report on our goals and progress with respect to water risk, as well as our other sustainability efforts. In light of our current reporting, we do not believe that producing the additional report requested by the proponents would add value for our stockholders, particularly given the significant amount of management time, effort, and expense such additional report would require. Accordingly, we do not believe the report requested by this proposal would add meaningfully to our ongoing efforts or be in the best interests of our stockholders.

As underscored by the proponents, as a food and beverage company, we view having access to sufficient amounts of quality fresh water as critical to our business. Making high-quality products requires that we begin with high-quality ingredients of which fresh quality water is a key input, including as a direct ingredient in many of our products and a key resource in our manufacturing, cleaning, and sanitation processes, as well as for the agricultural ingredients we use in our products.

We believe our current and planned policies and practices are designed to address the proponents' concerns by reducing the most critical water-related risks in our business and promoting transparency for our stockholders. We have undertaken a wide range of initiatives to bolster water stewardship throughout our value chain, including related to our agricultural practices and the farmers from which we source. Each of our core ESG Steering Group's subcommittees, including in Sustainable Manufacturing, Responsible Sourcing, Sustainable Agriculture, Animal Welfare, Sustainable Packaging, Product Health, and Corporate and Government Affairs, is involved in designing initiatives relating to our water stewardship.

We Regularly Report on Our Sustainability Goals, Efforts, and Progress

We report on our sustainability efforts, including our goals and progress with respect to water risk and the impacts of climate change annually in our ESG Report. Our ESG Report is prepared utilizing the GRI Sustainability Standard and aligned to the general principles of the SASB industry standards for food and beverage companies and the TCFD recommendations, all of which have water components addressed in the information we make publicly available. For more information, see *Corporate Governance and Board Matters—Environmental Social Governance* beginning on page 39.

In addition, in 2020, we became a signatory to the CEO Water Mandate, which mobilizes business leaders to address global water challenges through corporate water stewardship, in partnership with the United Nations, governments,

civil society organizations, and other stakeholders. As a signatory, we have committed to taking action across six key commitment areas and reporting annually on our progress. As part of this commitment, we expect to identify and reduce critical water risks to our business, seize water-related opportunities, and contribute to water security and the United Nations Sustainable Development Goals. We also report our water management and performance efforts, including supply chain risk impacts, to CDP, formerly the Carbon Disclosure Project, a non-profit that operates an international disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts, through CDP's annual water questionnaire. Our most recent score in CDP Water Security 2021 was a B -.

We are Making Progress on Reducing Water Risk within Our Direct Operations

In 2020, we updated our water risk assessment of our global manufacturing operations with Antea Group, a leading third-party global sustainability consulting firm and provider of water resource expertise to the food and beverage sector, which is certified by CDP. As disclosed in our 2021 ESG Report, following the 2020 assessment, we developed a plan that focuses on 19 high-risk water areas to drive improvements and mitigate risks, and to provide updates into our risk evaluation on an ongoing basis.

We also continue to make progress against our previously disclosed 2025 goals to reduce water use intensity by 20 percent per metric ton of product made in high-risk watershed areas and by 15 percent per metric ton of product made across our manufacturing facilities, each measured against a 2019 baseline. As reported in our 2022 ESG Report, we achieved approximately 12.2 percent reduction in high-risk watershed areas and approximately 4.4 percent reduction across our manufacturing facilities as of the end of 2021, on track to meet our goals. Moreover, as discussed in our 2022 ESG Report, through relationships with companies such as Suez Water Technologies & Solutions, a third-party provider of solutions to water, wastewater, and process challenges, and Ecolab Inc., a third-party provider of services, technology, and systems that specialize in water treatment, purification, cleaning, and hygiene, we continue to identify and implement several projects each year across our global manufacturing sites, accounting for combined annual water savings anticipated to be into the hundreds of million gallons and total annual cost reduction estimated to be millions of dollars.

We are Targeting Water Risk Across Our Value Chain

While we see good water stewardship within our direct operations as a critical area for direct and more immediate impact, our approach to water stewardship spans throughout our value chain.

We have incorporated water stewardship as a key tenet in our Sustainable Agriculture Practices Manual and our Supplier Guiding Principles, which include specific requirements and expectations around good water stewardship and disclosure. Our Sustainable Agriculture Practices Manual has been audited by SureHarvest, a third-party agricultural consulting, information technology, and certification firm, against the Sustainable Agricultural Initiative's Farm Sustainability Assessment. In addition, in 2021, we launched a due diligence and audit program with our suppliers, which includes environmental performance reporting and monitoring related to water use.

Our cross-functional and collaborative approach to sustainability takes into consideration water risk reduction in other areas of our efforts, including human rights, sustainable sourcing, and carbon emissions. For example:

- In 2019, we conducted a global human rights risk assessment with Elevate Limited, a third-party provider of data-driven sustainability and supply chain assessment, which included wastewater management and other water-related environmental policies and practices.

- In 2020, we continued to make progress toward our goal to source tomatoes for Heinz tomato ketchup 100 percent sustainably, which will also increase water efficiency. In 2021, we launched programs under this initiative in California and Spain, key growing regions for our tomatoes. We expect to further expand these programs to other regions globally in the months and years to come.

- In 2021, we reaffirmed our aim to set a Science Based Target for greenhouse gas emissions, aligned with the Science Based Targets initiative's (SBTi) 1.5-degree Celsius target and new Net-Zero Standard. We also

announced a goal to be carbon neutral by 2050. We expect these efforts to help mitigate potential negative water impacts throughout our value chain that would otherwise be exacerbated by climate change.

Finally, we plan to release a global water policy to provide a holistic picture of our governance and water stewardship targets and initiatives, which are underway.

Given our current policies and practices and our ongoing efforts with respect to water conservation and stewardship, the Board of Directors believes the Company is addressing the concerns raised in the proposal and a report would not provide stockholders with any more meaningful information, particularly in light of the cost of such report.

Recommendation

 **The Board recommends a vote AGAINST the stockholder proposal.**



Proposal 6. Stockholder Proposal – Civil Rights

The National Center for Public Policy Research, 2005 Massachusetts Avenue NW, Washington, DC 20036, the owner of at least $2,000 of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

If properly presented at the Annual Meeting by or on behalf of the proponent, the Board recommends that you vote **AGAINST** this proposal for the reasons set forth in Kraft Heinz's Statement in Opposition, which directly follows the proposal.

Stockholder Proposal

Civil Rights, Non-Discrimination and Returns to Merit Audit

Resolved: Shareholders of the Kraft Heinz Company ("the Company") request that the Board of Directors commission an audit analyzing the impacts of the Company's Diversity, Equity & Inclusion policies on civil rights, non-discrimination and returns to merit, and the impacts of those issues on the Company's business. The audit may, in the Board's discretion, be conducted by an independent and unbiased third party with input from civil rights organizations, public- interest litigation groups, employees and shareholders of a wide spectrum of viewpoints and perspectives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company's website.

Supporting Statement:

Under the guise of ESG, corporations have allocated significant resources and attention towards implementing social justice into workplace practices and hiring. Across the political spectrum, all agree that employee success should be fostered and that no employees should face discrimination, but there is much disagreement about what non-discrimination means.

Many companies—including Bank of America, American Express, Verizon, Pfizer, CVS and Kraft Heinz itself[1]— have adopted "Diversity, Equity & Inclusion" (DEI) programs, trainings and officers that seek to establish racial and social "equity." But in practice, what "equity" really means is the distribution of pay and authority on the basis of race, sex, orientation and ethnicity rather than by merit.[2]

Where adopted, such programs have raised significant objections, including the concern that the programs and practices themselves are deeply racist, sexist, otherwise discriminatory and potentially in violation of the Civil Rights Act of 1964.[3] And that by devaluing merit, corporations have sacrificed employee competence, moral and productivity to the altar of "diversity."

These practices create massive reputational, legal and financial risk. If the Company is, in the name of so-called "equity," committing illegal or unconscionable discrimination against employees deemed "non-diverse," then the Company will suffer in myriad ways—all of them both unforgivable and avoidable.

In developing the audit and report, the Company should consult civil-rights and public-interest law groups, but it must not compound error with bias by relying only on left-leaning organizations. It must consult groups across the spectrum of viewpoints, including right-leaning civil-rights groups representing people of color—such as the Woodson Center[4] or Project 21[5]—and groups that defend the rights and liberties of *all* Americans.

Similarly, when including employees in the audit, the Company must allow employees to speak freely and confidentially without fear of reprisal or disfavor. Too many employers have established company stances that silence employees who disagree with the company's asserted positions, and then pretended that those who have been empowered by the companies' partisan positioning represents the true and only voice of all employees.

This creates a deeply hostile workplace for some employees, and is both immoral and likely illegal.

[1] https://www.www.city-journal.org/bank-of-america-racial-reeducation-program; https://www.city-journal.org/verizon-critical-race-theory-training; https://nypost.com/2021/08/11/american-express-tells-its-workers-captialism-is-racist/; https://foxbusiness.com/politics/cvs-inclusion-training-critical-race-theory; https://msn.com/en-us/money/other/pfizer-sets-race-based-hiring-goals-in-the-name-of-fighting-systemic-racism-gender-equity-challenges/ar-AAOiSwJ; https:www.kraftheinzcompany.com/diversity-inclusion.html

[2] https://www.sec.gov/Archives/edgar/data/1048911/000120677421002182/fdx3894361-def14a.htm#StockholderProposals88; https:www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/asyousownike051421-14a8-incoming.pdf; https:www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/nyscrfamazon012521-14a8-incoming.pdf; https://www.sec.gov/Archives/edgar/data/1666700/000119312521079533/d108785ddef14a.htm#rom108785_58

[3] https://www.americanexperiment.org/survey-says-americans-oppose-critical-race-theory/; https://www.newsweek.com/coca-cola-facing-backlash-says-less-white-learning-plan-was-about-workplace-inclusion-1570875; https://www.city-journal.org/verizon-critical-race-theory-training

[4] https://woodsoncenter.org/

[5] https://nationalcenter.org/project-21/

Kraft Heinz's Statement in Opposition to Proposal 6

We believe the audit and report requested by the proponent would not be an effective use of our Company's resources or in the best interests of our Company or our stockholders. The Company currently completes analyses covering our programs, and discloses appropriate data, on a regular basis. We do not believe the audit requested would enhance our existing commitment to diversity, equity, inclusion, and belonging in a meaningful way, illuminate any practices that are counter to our commitment to create an equitable work environment for employees from all backgrounds, or provide a meaningful measure of our commitment or progress.

We Pursue Diversity, Equity, Inclusion, and Belonging While Maintaining Our Culture of Meritocracy

At Kraft Heinz, we choose to welcome everyone at our table by valuing and respecting all voices. Our people are our most important asset. We believe our focus on diversity, equity, inclusion, and belonging helps us connect with consumers, attract and grow employees who are eager to leverage multiple perspectives to solve complex challenges, and innovate in an ever-changing industry. Driven by our Values, we strive to create a work environment based on meritocracy, dignity, and respect, free of harassment and discrimination. We believe our diversity, equity, inclusion, and belonging initiatives are consistent with this commitment. Further, we believe that each of us should have a fair chance to share in Kraft Heinz's success and that our initiatives promote our culture of meritocracy.

We will continue to hold ourselves accountable and strive to create a shared experience to bring our communities together. As we aspire to increase representation of historically underrepresented groups at Kraft Heinz, we choose to commit to inclusion as a practice and belonging as an outcome. We have set diversity aspirations that we have communicated internally and externally, and we hold ourselves accountable to being creative and forward thinking about initiatives and interventions that address diversity and inclusion for our Kraft Heinz community.

Our Efforts and Commitments are for the Benefit of All Employees

Our commitment to diversity, equity, inclusion, and belonging is for the benefit of all Kraft Heinz employees, not just those from underrepresented backgrounds. Our approach to diversity takes into account the spectrum of the many populations we serve and the variety of ways our business impacts people and society at large. We believe the true power of diversity and inclusion is bringing together different perspectives and ways of thinking to tackle complex business challenges. We believe it is important to consider levels of representation of all dimensions of diversity as those dimensions are powerful influences on a person's perspective. Our goal is to unlock the power behind different lived experiences, to assemble teams that think differently from each other, and to choose to create an inclusive workplace, where all voices can be heard, and all employees can derive a sense of belonging at Kraft Heinz.

For example, many of our employees participate in the business resource groups (BRGs) that we sponsor. All employees, regardless of their identities or backgrounds, are invited to join and contribute to our BRGs. Our BRGs, which focus on topics ranging from race and ethnicity to mental health, have provided invaluable contributions through conversations with senior leaders to share their experiences and provide feedback, insight, and guidance. In addition, our BRGs are committed to increasing engagement with employees across the Company by providing educational information, topical webinars, and other content-sharing opportunities.

Additionally, our Code of Conduct applicable to our employees and contingent and contract workers prohibits any discriminatory action based on an individual's protected status in any employment decisions, including hiring, training, promotion, and compensation. These policies protect associates of all races, genders, and ethnicities regardless of whether the individual is a member of a minority, plurality, or majority. Employees have access to a variety of resources to confidentially report concerns or grievances, and we strictly forbid retaliation against any employee who reports a concern in good faith.

We Believe in Strong Governance and Oversight

The Kraft Heinz Global Inclusion Council creates strategic accountability for results, and provides governance, oversight, and reporting on diversity efforts and initiatives. The Council is a critical driver in fostering organizational change, establishing priorities, managing integrated and cross-functional initiatives, and thoughtfully considering when we will need to exceed mere compliance with legal requirements to fully live our Company Values. The Council provides platforms for overseeing and assessing the effectiveness of relevant initiatives and introducing reform when needed.

The Council is committed to being solution focused. Exhibiting cultural humility, we continually educate each other and the organization about issues and concerns from across all populations, and focus on creating, executing, and measuring solutions and aspirations that allow us to focus on our Company Purpose for employees, consumers, customers, suppliers, and stakeholders from all backgrounds and lived experiences.

The Kraft Heinz Company Global Inclusion Council comprises representatives from our Board of Directors and leaders of key functions throughout the organization:

- Miguel Patricio, Chief Executive Officer and Chair of the Board; Council Chair
- Carlos Abrams-Rivera, Executive Vice President and President, North America
- Pamay Bassey, Chief Learning and Diversity Officer
- Tim Kenesey, Member, Board of Directors
- Alicia Knapp, Member, Board of Directors
- Rashida La Lande, Executive Vice President, Global General Counsel, and Chief Sustainability and Corporate Affairs Officer
- Elio Leoni Sceti, Member, Board of Directors
- Rafael Oliveira, Executive Vice President and President, International Markets
- Melissa Werneck, Executive Vice President and Global Chief People Officer

We Value Transparency

We believe in measuring and publicly disclosing the diversity of our employees, management, and Board and demonstrating the progress on our commitments. With quarterly oversight from the Council, we aim to continue enhancing our disclosures regarding our diversity and inclusion efforts, including providing additional data on our employees and management.

We publicly disclose information regarding the diversity of our employees, including our Executive Leadership Team and individuals in management roles, as well as our diversity, equity, inclusion, and belonging initiatives and milestones in our ESG Report, which is available on our website at www.kraftheinzcompany.com/esg, and information regarding the diversity of our Board in this Proxy Statement. Additional information about our diversity, equity, inclusion, and belonging efforts, as well as our EEO-1 Reports, can also be found on our website at www.kraftheinzcompany.com/diversity-inclusion. We invite you to view these reports to see all that Kraft Heinz has done—and plans to continue to do—to champion our diversity, equity, inclusion, and belonging efforts throughout our Company and the communities in which we work and live.

Recommendation

 **The Board recommends a vote AGAINST the stockholder proposal.**



Other Information

Information Regarding the Annual Meeting

1 When and where is the Annual Meeting?

 **When**

Thursday, May 4, 2023
11:00 a.m. Eastern Time

 **Where**

Live via webcast at
www.virtualshareholdermeeting.com/KHC2023

 **Online Access**

Online access will open
15 minutes prior to the start of
the Annual Meeting.

We will hold the Annual Meeting on Thursday, May 4, 2023 at 11:00 a.m. Eastern Time via live webcast at www.virtualshareholdermeeting.com/KHC2023. To attend, vote electronically, and submit questions during the meeting, visit www.virtualshareholdermeeting.com/KHC2023 and enter the control number included on your Notice, proxy card, or the instructions that accompanied your proxy materials. To locate your control number:

Registered holder	the control number included on your Notice or proxy card
Beneficial holder whose Notice or voting instruction form indicates that you may vote those shares at www.proxyvote.com	the control number indicated your Notice or instruction form
Other beneficial holder	contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy

Online access will open 15 minutes prior to the start of the Annual Meeting. For additional information about attending the virtual meeting, see Question 17 on page 128.

2 Who is entitled to vote at the Annual Meeting?

The Board established March 6, 2023 as the Record Date for the Annual Meeting. Stockholders holding shares of our common stock at the close of business on the Record Date are entitled to:

- receive Notice
- attend the Annual Meeting
- vote on all matters that properly come before the Annual Meeting

As of the close of business on the Record Date, there were 1,226,998,926 shares of our common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3 **What are the proposals to be voted on at the Annual Meeting, and how does the Board recommend I vote?**

	Proposal	Board Recommendation	More Information
1	Election of Directors	✓ **FOR** all nominees	Page 14
2	Advisory Vote to Approve Executive Compensation	✓ **FOR**	Page 59
3	Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2023	✓ **FOR**	Page 107
4	Stockholder Proposal – Simple Majority Vote	✗ **AGAINST**	Page 111
5	Stockholder Proposal – Water Risk	✗ **AGAINST**	Page 114
6	Stockholder Proposal – Civil Rights	✗ **AGAINST**	Page 118

4 **How do I vote my shares?**

Your vote is important. Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote as soon as possible using one of the following methods. Make sure to have your Notice, proxy card, or voting instruction form available and follow the instructions. For additional information on the difference between registered holders and beneficial holders, see Question 6 on page 124.

	Internet	Telephone	Mail	During the Virtual Meeting
	11:59 p.m. Eastern Time on May 3, 2023	11:59 p.m. Eastern Time on May 3, 2023		Before the polls close at the Annual Meeting on Thursday, May 4, 2023
Registered Holders	www.proxyvote.com	Within the United States and Canada, 1-800-690-6903 (toll-free)	Return a properly executed proxy card received before the polls close at the Annual Meeting on Thursday, May 4, 2023	Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2023 as provided in Question 17 on page 128, and follow the instructions provided during the Annual Meeting
Beneficial Holders (holders in street name)*	www.proxyvote.com	Within the United States and Canada, 1-800-454-8683 (toll-free)	Return a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank, or other nominee makes available	Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2023 as provided in Question 17 on page 128, and follow the instructions provided during the Annual Meeting

* *The availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.*

5 **Why am I receiving these proxy materials?**

You have received the proxy materials because, as of the Record Date, you directly held, and had the right to vote, shares of Kraft Heinz common stock. In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing stockholders entitled to vote at the Annual Meeting with this Proxy Statement, our 2022 Annual Report, and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy

materials." The proxy materials provide important information about Kraft Heinz and describe the voting procedures and the matters to be voted on at the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 4, 2023	The Proxy Statement and 2022 Annual Report are available at ir.kraftheinzcompany.com/proxy

6 What is the difference between registered holders and beneficial holders?

	How You Hold Your Shares	How You Receive the Proxy Materials	How Your Vote Works
Registered Holders	Shares held directly with our transfer agent, Equiniti Trust Company.	From our transfer agent.	Instructs the proxies how to vote your shares.
Beneficial Holders (holders in street name)	Shares held indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock.	From your broker, bank, or other nominee.	Instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares in an employee benefit plan, see Question 7 below.

7 I am a current or former Kraft or Kraft Heinz employee and have investments in certain retirement plan accounts related to Kraft or Kraft Heinz. Can I vote? If so, how do I vote?

If you are a current or former Kraft or Kraft Heinz employee and have investments in the Kraft Heinz Stock Fund(s) of the Kraft Heinz Savings/Kraft Heinz Union Savings Plans and/or the Kraft Heinz Canada ULC Retirement Savings Plan or you are a participant in the Altria Deferred Profit-Sharing Plan for Hourly Employees, the Altria Deferred Profit-Sharing Plan for Salaried Employees, the Philip Morris International Deferred Profit-Sharing Plan, or the Molson Coors LLC Employees' Retirement & Savings Plan, you are entitled to vote. Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your account(s). Your proxy card, or control number for voting electronically, includes all shares allocated to these account(s).

In order to direct the trustee(s) how to vote the shares held in your account(s), **you must vote these plan shares (whether by Internet, telephone, or mailed proxy card) by 11:59 p.m. Eastern Time on May 1, 2023**. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Please follow the instructions for registered holders described in Question 4 on page 123 to cast your vote. Note, however, that although you may listen to the Annual Meeting via the live webcast, you may not vote any shares you hold in these retirement plan account(s) during the Annual Meeting.

8 How is Kraft Heinz distributing proxy materials?

We are furnishing proxy materials to our stockholders primarily via "Notice and Access" delivery. On or about March 24, 2023, we mailed to our stockholders (other than those who previously requested email or paper delivery) a Notice containing instructions on how to access the proxy materials via the Internet.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote via a secure website. **If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail on a one-time or ongoing basis, free of charge, you may follow the instructions in the Notice for making this request.**

HELP SUPPORT OUR SUSTAINABILITY EFFORTS–CHOOSE ELECTRONIC DELIVERY

We encourage our stockholders to elect to receive future proxy statements, annual reports, and other stockholder materials online to help support our sustainability efforts.

Electronic delivery limits paper waste and reduces our overall impact on the environment.

SIGN UP FOR E-DELIVERY

Registered Holders

 **By Internet**
www.proxyvote.com

 **By Phone**
1-800-579-1639

 **By Email**
sendmaterial@proxyvote.com
Send a blank email with your control number in the subject line

Beneficial Holders

 Contact your bank, broker, or other nominee

On or about March 24, 2023, we also emailed and mailed printed copies of our proxy materials to those of our stockholders who previously requested email and paper delivery, respectively.

9 What is the quorum requirement?

A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy. Shares of common stock represented in person or by proxy, including abstentions and broker non-votes, will be counted as present for purposes of establishing a quorum. As of the close of business on the Record Date, there were 1,226,998,926 shares of our common stock outstanding and entitled to vote.

10 What vote is needed to approve each of the proposals?

Proposal	Vote Requirement*	Abstentions	Broker Non-Votes+
1 Election of Directors	Majority◆	No effect	No effect
2 Advisory Vote to Approve Executive Compensation	Majority	No effect	No effect
3 Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2023	Majority	No effect	None
4 Stockholder Proposal – Simple Majority Vote	Majority	No effect	No effect
5 Stockholder Proposal – Water Risk	Majority	No effect	No effect
6 Stockholder Proposal – Civil Rights	Majority	No effect	No effect

* Of votes cast by stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting.

+ **Broker Non-Votes.** As described in Question 6 on page 124, if you are a beneficial holder (hold your shares in street name), your vote instructs your broker, bank, or other nominee, as the holder of record, how to vote your shares. If you do not

provide voting instructions to your broker, bank, or other nominee, your nominee will have discretion to vote your shares on routine matters; however, your shares will not be voted on the other (non-routine) matters on the Annual Meeting agenda, resulting in "broker non-votes" with respect to those other (non-routine) matters. Proposal 3. Ratification of the Selection of PricewaterhouseCoopers LLP as our Independent Auditors for 2023 is expected to be the only item on the agenda for the Annual Meeting that is considered routine. These shares will be counted for purposes of establishing a quorum at the Annual Meeting. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

♦ **Director Elections.** Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

In an uncontested election, our Corporate Governance Guidelines provide if an incumbent director nominated for re-election receives a greater number of votes AGAINST election than votes FOR election, the director must tender their resignation offer to the Governance Committee for its consideration. The Governance Committee then recommends to the Board whether to accept the resignation offer. The director will continue to serve until the Board decides whether to accept the resignation offer but will not participate in the Governance Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results.

In contested elections, the voting standard is a plurality of votes cast.

If any director nominee becomes unable or unwilling to serve as a director between the date of this Proxy Statement and the Annual Meeting, which we do not anticipate, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

11 May I change or revoke my vote?

Registered Holders	Any subsequent vote you cast will replace your earlier vote. This applies whether you vote by Internet, telephone, mailing a proxy card, or voting electronically during the Annual Meeting.	Alternatively, you may revoke your proxy by submitting a written revocation to: The Kraft Heinz Company Attention: Corporate Secretary 200 East Randolph Street Suite 7600 Chicago, Illinois 60601
Beneficial Holders (holders in street name)	You must contact your broker, bank, or other nominee for specific instructions on how to change or revoke your vote.	

12 Who bears the cost of soliciting votes for the Annual Meeting?

This solicitation is made by the Board on behalf of Kraft Heinz. Kraft Heinz bears the cost of soliciting your vote. Our directors, officers, or employees may solicit proxies or votes in person, by telephone, or by electronic communication. They will not receive any additional compensation for these solicitation activities. We have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Morrow Sodali LLC a fee of $15,000, plus reasonable expenses, for these services. We may also enlist the help of banks, brokers, and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial holders) and reimburse those firms for related out-of-pocket expenses.

13 What is "householding"?

Unless you advised otherwise, if you are a beneficial holder and other residents at your mailing address share the same last name and also own shares of Kraft Heinz common stock in an account at the same broker, bank, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing

and postage costs, and helps the environment. Stockholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

If you wish to receive a separate copy of the Notice or proxy materials, now or in the future, you should submit a request as follows and the materials will be delivered promptly:

✉ Broadridge Financial Solutions, Inc. Householding Department 51 Mercedes Way Edgewood, New York 11717	📱 1-866-540-7095

Beneficial holders sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank, or other nominee to make this request.

14 Are my votes confidential?

Yes. Your votes will not be disclosed to our directors, officers, or employees, except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;
- in the case of a contested proxy solicitation;
- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or
- as necessary to allow the inspector of election to certify the results.

15 Who counts the votes?

Broadridge Financial Solutions, Inc. will receive and tabulate the proxies, and a representative of Broadridge Financial Solutions, Inc. will act as the inspector of election and certify the results.

16 How do I find out the voting results?

We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 10, 2023. It will be available on our website at ir.kraftheinzcompany.com/sec-filings and on the SEC's website at www.sec.gov.

17 How can I attend the Annual Meeting?



To Attend the Annual Meeting	• Visit the meeting login page at www.virtualshareholdermeeting.com/KHC2023.

• Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provide provided by your bank, broker, or other nominee as described below.

Registered Holders: Use the control number included on the Notice or proxy card.

Beneficial Holders (hold your shares in street name):

   o   If your Notice or voting instruction form indicates that you may vote your shares at www.proxyvote.com, you will use the control number indicated on your Notice or instruction form.

   o   Otherwise, you should contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy.

If you have any questions about your control number or how to obtain one, please contact your bank, broker, or other nominee.

Online access will open 15 minutes prior to the start of the Annual Meeting.

You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.



To Listen to the Annual Meeting *(without a control number or legal proxy)*	Visit www.virtualshareholdermeeting.com/KHC2023 and register as a guest. You will not be able to vote or ask questions during the Annual Meeting.



For Help with Difficulties Accessing the Annual Meeting	Call 1-844-986-0822 (United States) or 1-303-562-9302 (International) for assistance. The technical support phone lines will be available beginning approximately 15 minutes before the Annual Meeting.

18 How can I submit questions?



During the Annual Meeting	• Visit www.virtualshareholdermeeting.com/KHC2023.

• Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker or other nominee (as described in Question 17 above).

• Type your question into the "Ask a Question" field and click "Submit."

Only stockholders with a valid control number will be allowed to ask questions. We will try to answer as many stockholder questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to Annual Meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Stockholder Proposals

We presently anticipate that the 2024 Annual Meeting of Stockholders will be held on or about May 2, 2024.

Stockholder Proposals	Description	Deadline *Date and time by which Kraft Heinz must receive written notice of the nomination or proposal*	Additional Requirements
To include a proposal in our 2024 Proxy Statement	Under SEC Rule 14a-8, a stockholder may submit a proposal for possible inclusion in the proxy statement for our 2024 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	By the close of business on November 25, 2023	The information required by Rule 14a-8
To nominate a candidate for election as a director or submit a proposal for consideration at our 2024 Annual Meeting of Stockholders	Under our By-Laws, a stockholder may nominate a candidate for election as a director or propose business for consideration at our 2024 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below	Between the close of business on December 6, 2023 and the close of business on January 5, 2024 We generally must receive written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. If we change the date of an annual meeting by more than 30 days before or more than 60 days after the date of the previous year's annual meeting, then we must receive this written notice no later than 120 days, and no earlier than 150 days, before the date of that annual meeting or, if the first public announcement of the date of an annual meeting is less than 120 days prior to the date of such annual meeting, then we must receive this written notice no later than the 10th day following the day on which public announcement of the date of such annual meeting is first made by us.	The information required by our By-Laws, Article II, Section 6(c) and Rule 14a-19 (for nominees to be included on our proxy card)

Mail to:

 The Kraft Heinz Company
Attention: Corporate Secretary
200 East Randolph Street
Suite 7600
Chicago, Illinois 60601

Our By-Laws are available on our website as provided under *Corporate Governance and Board Matters—Corporate Governance Materials Available on Our Website* on page 28. You may also obtain a copy of our By-Laws from our Corporate Secretary by written request to the above address.

Diversity Quick Summary

We provide the following information about our directors and officers for purposes of our compliance with Nasdaq rules and participation in various third-party surveys and raters. We ask our directors, director nominees, and employees to indicate their self-identification with respect to race/ethnicity, gender, gender identity, and sexual orientation, subject to applicable laws.

Directors	As of Fiscal Year End (December 31, 2022)	As of the Record Date* (March 6, 2023)
Number of directors	11	12
Directors that identify as women	4 (36%)	4 (33%)
Directors that identify as people of color	3 (27%)	4 (33%)

* Reflects director nominees standing for election at the Annual Meeting. Does not include current directors that are not standing for re-election at the Annual Meeting, if any.

Officers	As of Fiscal Year End (December 31, 2022)	For the Fiscal Year* (2022)
Number of Executive Leadership Team ("ELT") members	10	10
ELT members that identify as women	4 (40%)	4 (40%)
ELT members that identify as people of color	8 (80%)	8 (80%)

* We define this as individuals who were members of the ELT as of fiscal year end, as provided above, plus any individuals who were members of the ELT for 9 months or more of the fiscal year.

Nasdaq Board Diversity Matrix
(as of March 6, 2023)

Total Number of Directors*				12
	Female	Male	Non-Binary	Gender Undisclosed
Gender				
Directors	4	8	–	–
Self-Identified Demographic Background				
African American or Black	2	–	–	–
Alaskan Native or American Indian	–	–	–	–
Asian	–	1	–	–
Hispanic or Latinx	–	1	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	2	6	–	–
Two or More Races or Ethnicities	–	–	–	–
LGBTQ+	–	–	–	–
Undisclosed	–	–	–	–

* Reflects director nominees standing for election at the Annual Meeting. Does not include current directors that are not standing for re-election at the Annual Meeting, if any.

Other Matters

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons designated as proxies to vote in accordance with their best judgment. The Chair of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

Appendix A. Non-GAAP Financial Measures

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In addition, management uses certain non-GAAP financial measures to assist in comparing the Company's performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect the Company's underlying operations.

The non-GAAP financial measures provided in this Proxy Statement should be viewed in addition to, and not as an alternative for, results prepared in accordance with GAAP. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable GAAP financial measures.

The following information for Organic Net Sales, Adjusted EBITDA, Adjusted Gross Profit Margin, Free Cash Flow, and Net Leverage is provided to reconcile these non-GAAP financial measures, which are disclosed in this Proxy Statement, to their most comparable GAAP measures. The Company believes:

- **Organic Net Sales**, **Adjusted EBITDA**, **Adjusted Gross Profit**, and **Adjusted Gross Profit Margin** provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis; and
- **Free Cash Flow** and **Net Leverage** provide measures of the Company's core operating performance, the cash-generating capabilities of the Company's business operations, and are factors used in determining the Company's borrowing capacity and the amount of cash available for debt repayments, dividends, acquisitions, share repurchases, and other corporate purposes.

Management believes that presenting the Company's non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating the Company's results. The Company believes that the presentation of these non-GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting the Company's business than could be obtained absent these disclosures.

Organic Net Sales

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. The Company calculates the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which the Company calculates the previous year's results using the current year's exchange rate.

Reconciliation of Net Sales to Organic Net Sales for the Year Ended
(dollars in millions)
(Unaudited)

	Net Sales	Currency	Acquisitions and Divestitures	53rd Week	Organic Net Sales
December 31, 2022	$ 26,485	$ (497)	$ 279	$ 454	$ 26,249
December 25, 2021	$ 26,042	$ 26	$ 2,099	$ —	$ 23,917
Year-over-year change	1.7%				9.8%

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, the Company excludes, when they occur, the impacts of divestiture-related license income (e.g., income related to the sale of licenses in connection with the Cheese Transaction), restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities).

Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the Year Ended
(dollars in millions)
(Unaudited)

	December 31, 2022	December 25, 2021	Year-over-year change
Net income/(loss)	$ 2,368	$ 1,024	131.3%
Interest expense	921	2,047	
Other expense/(income)	(253)	(295)	
Provision for/(benefit from) income taxes	598	684	
Operating income/(loss)	3,634	3,460	
Depreciation and amortization (excluding restructuring activities)	922	910	
Divestiture-related license income	(56)	(4)	
Restructuring activities	74	84	
Deal costs	9	11	
Unrealized losses/(gains) on commodity hedges	63	17	
Impairment losses	999	1,634	
Certain non-ordinary course legal and regulatory matters	210	62	
Equity award compensation expense	148	197	
Adjusted EBITDA	$ 6,003	$ 6,371	5.8%
Segment Adjusted EBITDA:			
North America	$ 5,284	$ 5,576	
International	1,017	1,066	
General corporate expenses	(298)	(271)	
Adjusted EBITDA	$ 6,003	$ 6,371	

Adjusted Gross Profit Margin

Adjusted Gross Profit is defined as gross profit excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items (e.g., U.S. and non-U.S. tax reform), and including when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

Reconciliation of Gross Profit to Adjusted Gross Profit for the Year Ended December 31, 2022
(dollars in millions)
(Unaudited)

Gross profit	$ 8,122
Items Affecting Comparability	
Restructuring activities	27
Deal Costs	—
Unrealized losses/(gains) on commodity hedges	63
Impairment losses	86
Certain non-ordinary course legal and regulatory matters	—
Losses/(gains) on sale of business	—
Other losses/(gains) related to acquisitions and divestitures	—
Nonmonetary currency devaluation	—
Debt prepayment and extinguishment (benefit)/costs	—
Adjusted Gross Profit	$ 8,298

Adjusted Gross Profit Margin for the Year Ended December 31, 2022
(in millions)
(Unaudited)

Adjusted Gross Profit	$ 8,298
Net Sales	26,485
Adjusted Gross Profit Margin	31.3%

Free Cash Flow

Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. The use of this non-GAAP measure does not imply or represent the residual cash flow for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure.

Reconciliation of Net Cash Provided By/(Used for) Operating Activities to Free Cash Flow for the Year Ended
(in millions)
(Unaudited)

	December 31, 2022	December 25, 2021	Year-over-year change
Net cash provided by/(used for) operating activities	$ 2,469	$ 5,364	54.0%
Capital expenditures	(916)	(905)	
Free Cash Flow	$ 1,553	$ 4,559	65.2%

Net Leverage

Net Leverage is defined Company's debt, less cash, cash equivalents and short-term investments divided by Adjusted EBITDA.

Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the 12 Months Ended December 31, 2022
(in millions)
(Unaudited)

Net income/(loss)	$	2,368
Interest expense		921
Other expense/(income)		(253)
Provision for/(benefit from) income taxes		598
Operating income/(loss)		3,634
Depreciation and amortization (excluding restructuring activities)		922
Divestiture-related license income		(56)
Restructuring activities		74
Deal costs		9
Unrealized losses/(gains) on commodity hedges		63
Impairment losses		999
Certain non-ordinary course legal and regulatory matters		210
Equity award compensation expense		148
Adjusted EBITDA	$	6,003
Commercial paper and other short-term debt	$	6
Current portion of long-term debt		831
Long-term debt		19,233
Less: Cash and cash equivalents		(1,040)
	$	19,030
Net Leverage		3.2





KraftHeinz

ir.kraftheinzcompany.com